
06013170

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bombardier

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3183 FISCAL YEAR 1-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: dw

DAT : 5/8/06

MATTERS OF CONFIDENCE

BOMBARDIER

ANNUAL REPORT, YEAR ENDED JANUARY 31, 2006



82-3123
RECEIVED
2006 MAY -5 P 12:43
AR/S
1-31-06
CORPORATE FINANCE

CONFIDENCE IN OUR

PEOPLE

CONFIDENCE IN OUR

PRODUCTS

CONFIDENCE IN OUR

CUSTOMERS

CONFIDENCE IN OUR

FUTURE


LEARJET
LEARJET 45

IAN DOIG

AIRCRAFT FITTER
LEARJET 40/45
BELFAST, UNITED KINGDOM

I have worked on the *Learjet 45* for the last seven years and it is thrilling to be involved with such a prestigious aircraft. It is hugely satisfying to have a start-to-finish role with the jet and there is a deep sense of pride when we see the final assembled product.



RAY O'TOOLE

CHIEF OPERATING OFFICER
NATIONAL EXPRESS
LONDON, UNITED KINGDOM

National Express and our operator, Midland Mainline, are delighted with the introduction of Bombardier Meridian trains on our services to and from London. Passenger reaction to these trains has been very positive and they are achieving excellent reliability, giving our customers a safe and comfortable journey experience.

MERIDIAN DIESEL-ELECTRIC MULTIPLE UNIT, UNITED KINGDOM



JOAN MILLER

TRAINING SPECIALIST
HUMAN RESOURCES
DOWNSVIEW, CANADA

The *Q400* turboprop is a great aircraft. Its success is made possible thanks to qualified employees who have been certified to Transport Canada's stringent requirements. As a training specialist, I take great satisfaction in working with a workforce dedicated to manufacturing turboprops, renowned worldwide for their efficiency and jet-like comfort.

Q400 TURBOPROP



BERNARD SINOU

HEAD OF PASSENGER PUBLIC TRANSPORT, SNCF
PARIS, FRANCE

The AGC train marks a renewal of regional transportation for SNCF. These trains, now available to our customers, truly establish the level of quality that is expected for daily travel needs. This new standard will win points for public transit.

HIGH-CAPACITY TRAIN,
AGC TYPE, FRANCE



TOM SIEBEL

CHAIRMAN
FIRST VIRTUAL GROUP
PALO ALTO, U.S.A.

Staying ahead of the pack means having the foresight and commitment to innovate. *Global Express* aircraft set the standard in corporate aviation; the new *Global Express XRS* jet raises the bar.

TORSTEN STRZELCZYK

FINAL ASSEMBLY MECHANIC
BAUTZEN, GERMANY

We are the front line. The people here build high-tech, light rail vehicles that serve thousands of passengers in communities across the world. The Bombardier name stands for quality and customer satisfaction in rail, but that name depends on how well we do our jobs every single day. It is a responsibility we take very seriously.

FLEXITY CLASSIC TRAM
DRESDEN, GERMANY



DR. THOMAS DRÄGER

MANAGING DIRECTOR
LUFTHANSA CITYLINE GmbH
COLOGNE, GERMANY

We pioneered the airline industry by introducing the revolutionary 50-seat *CRJ200* aircraft to create new regional airline markets in Europe. Over the past 15 years, we have expanded our regional fleet to include the *CRJ700* and *CRJ900* airliners. These world-class aircraft have helped make us a world-class airline and leaders in our market.


Lufthansa


7176
MTA
Long Island
Rail Road

MAUREEN GAFFNEY

INTERMEDIATE BUYER
PLATTSBURGH, U.S.A.

The materials I purchase help keep New York City moving. They serve as the foundation for a vehicle that connects millions of people to the busiest urban centre in the world. I am part of a team that is delivering more than 1,100 of these vehicles to one of the most complex public transit systems anywhere. How many people can say that?

M-7 ELECTRIC MULTIPLE UNIT
NEW YORK, U.S.A.



PIERRE BEAUDOIN
PRESIDENT AND CHIEF OPERATING OFFICER
BOMBARDIER AEROSPACE
EXECUTIVE VICE PRESIDENT
BOMBARDIER INC.

ANDRÉ NAVARRI
PRESIDENT
BOMBARDIER TRANSPORTATION
EXECUTIVE VICE PRESIDENT
BOMBARDIER INC.

LAURENT BEAUDOIN, FCA
CHAIRMAN OF THE BOARD
AND CHIEF EXECUTIVE OFFICER
BOMBARDIER INC.

OFFICE OF THE PRESIDENT

DEAR SHAREHOLDERS AND EMPLOYEES

We are pleased to report that this year's results support our confidence in Bombardier's people, products and customers. As leaders in every market in which we operate – regional aircraft, business jets and the full range of rail transportation solutions – we can also lay claim to confidence in the future. At Bombardier Aerospace, we experienced resurgent business jet sales, and adjusted our regional offering to provide customers with the most compelling business proposition. At Bombardier Transportation, the recovery plan is delivering as expected: laying a solid foundation for the sustained results and improved performance that began to emerge this year.

The Corporation's earnings before taxes from continuing operations in fiscal 2006 were $150 million, as compared to a loss of $160 million in the previous fiscal year. Net income during the same period was $249 million, up from a net loss of $85 million during fiscal 2005. Earnings per share were $0.13, up from negative $0.06 in the last fiscal year. At the end of fiscal 2006, our balance sheet is stronger than it was 12 months ago as we reduced our debt by some $2.5 billion. As at January 31, 2006, the Corporation's cash and cash equivalents stood at $2.9 billion, reflecting a free cash flow of $532 million for fiscal 2006 – a $326 million increase over the previous fiscal year's $206 million.

FOUR REASONS FOR RENEWED CONFIDENCE

At this stage in our turnaround, it's instructive to survey Bombardier's key assets.

First asset, people: Bombardier is a leader because our people represent a deep reservoir of managerial experience, operational skill and spirit. Following several challenging years, Bombardier employees now see that their hard work and sacrifice are bearing fruit. They're re-energized and confident about our shared future.

Second asset, products: Bombardier's aerospace and transportation product portfolios are unrivalled, continuing to attract customers for the right reasons. In an era of diminishing resources and rising energy prices, Bombardier products are more cost-effective and operationally flexible. In short, they give customers the edge they need in increasingly competitive and demanding markets.

Third asset, customers: Commercial airlines choose our regional aircraft; corporations, governments and individuals buy our business jets; and transit authorities, including public and private rail operators, opt for our rail solutions. These customers made us into the market leader we are today and they represent an enormous installed base around the world.

Fourth asset, diversification: Our aerospace and rail businesses are almost equal in size and global in scope. Bombardier Aerospace serves regional and business aircraft markets, offering the industry's broadest range of aircraft and aviation services, while Bombardier Transportation supplies passenger rail vehicles, total transit systems, locomotives, bogies, propulsion and controls, rail control solutions and rail maintenance services. Given this kind of diversification, Bombardier has the capacity to weather industry and regional business cycles better than most companies.

AND A SINGULAR CHALLENGE

We believe the right assets are in place at Bombardier, and we are seeing positive results. However, we could do better. It's within our power to ramp up performance and increase margins. We have an entrepreneurial legacy to guide us. We have a portfolio of products that gives us a commanding lead. And we've made the difficult but necessary decisions that have prepared us well for the future. In the final analysis, it's all in the execution.

BOMBARDIER AEROSPACE

Bombardier Aerospace's ability to respond to customer expectations and industry challenges over the past year bodes well for the future. On the strength of global demand for Bombardier's world-leading business jets and renewed interest in our turboprops, during fiscal 2006 we delivered a total of 337 aircraft–recording the third straight year of growth in deliveries.

BUSINESS JETS SURGE IN SALES

Business jet sales, often a barometer of global business confidence, experienced a 36% gain in net orders and a 45% rise in deliveries. The 186 deliveries for fiscal 2006 were up from the previous year's 128. More than half of these deliveries were for the *Bombardier Global 5000*, *Global Express XRS*, *Challenger 300* and *Learjet 40 XR*, which are Bombardier's latest business aircraft. Given our broad product portfolio–we compete in eight out of nine market categories–and our 29% global market share, we're confident that Bombardier will continue to lead the industry in both traditional and emerging markets.

Bombardier business jets outpace competitors by offering superior performance and innovation. Indeed, three new Bombardier aircraft–the *Bombardier Global 5000*, *Challenger 300* and *Learjet 40*–have entered service during the past two years. During fiscal 2006, we extended the industry's most consistent product offering with the *Challenger 605* and *Learjet 60 XR* aircraft. The *Bombardier Global 5000* super-large business jet set 16 world records for speed and distance, including a new transatlantic record, flying non-stop Chicago to Paris in seven hours, 15 minutes. It also set benchmarks for comfort and cabin amenities.

Similarly, the *Global Express XRS* business jet is the fastest aircraft in its class. The first *Global Express XRS* left the completion centre on November 25, 2005, and was delivered to the customer on December 6. This ultra long-range business jet attains Mach 0.89 (Mach 1 being the speed of sound) and can travel non-stop Hong Kong to Paris in under 12 hours. With its ability to take off at higher temperatures and altitudes, the *Global Express XRS* gives customers access to more cities and airports than ever before.

REGIONAL JETS: BEST-IN-CLASS ECONOMICS

In the regional jet market, the challenges were difficult. With our prime U.S. market continuing to be buffeted by uncertainty, four of our U.S. customers filed for Chapter 11 bankruptcy protection. Given world events, high fuel costs and a fragile recovery in the key U.S. market, economic considerations remain a decisive business issue for the airline industry. To operators, larger Bombardier regional aircraft offer best-in-class economics–up to 10% better than the competition. We're also the world's only manufacturer of two complete families of regional jets and turboprops, ranging in size from 37- to 90-seat aircraft, which means we have the breadth of products to meet customer needs.

In this environment, we acted decisively to align production of the 50-seat *CRJ200* aircraft with softer demand. As the *CRJ200* regional jet shares the same platform as the *Challenger 850* business jet, we shifted production to the better performing sector. At the same time, we enhanced the performance and economies of the 70- to 78-seat *CRJ700* and 86- to 90-seat *CRJ900* aircraft to address customers' evolving needs.

The *CRJ700* now shares a common engine with the *CRJ900* aircraft, delivering lower maintenance costs and greater parts commonality. The *CRJ900* Enhanced Performance Package shortens take-off and landing distances and extends the aircraft's range. For the operator, this translates into lower fuel consumption, access to more airports, and greater revenue-generating opportunities. With a lower cost per available seat mile and limited requirements for additional flight crew training, these enhancements offer even more powerful inducements for customers to upgrade to larger capacity Bombardier regional jets. In fiscal 2006, our deliveries of larger regional jets remained stable at 77, versus 78 for the previous year.

Among those deliveries was the first *CRJ705* regional jet to Air Canada Jazz, which has ordered 15 of these aircraft. A variant of the *CRJ700/900* family of aircraft, the *CRJ705* regional jet can accommodate up to 75 passengers and offers greater range, more generous cargo space, and enhanced passenger comfort.

Responding to our larger regional jets' performance and economies, during the past year GoJet Airlines of St. Louis, Missouri, ordered four *CRJ700* regional jets, with options for 40 more. SkyWest Airlines of St. George, Utah, also ordered 24 *CRJ700* regional jets, increasing its total *CRJ200* and *CRJ700* fleet to 316, as did German airline Lufthansa, which ordered 12 *CRJ900* regional jets.

As for our highly successful turboprop program, it continued to make gains during the past year. We delivered 28 of these increasingly popular aircraft, as compared to 22 the previous year. U.K.'s FlyBE ordered four *Q400* turboprops, bringing its total fleet to 45. New South Korean customer Jeju Air also ordered five 74-seat *Q400* aircraft, while South African Express Airways ordered two *Q400* aircraft. Late in fiscal 2006, we won a firm order from Toronto's Porter Airlines for 10 *Q400* turboprops, with options for 10 more. These new customers join others in celebrating Bombardier turboprops for their versatility, low operating cost and quiet, jet-like performance.

On January 31, 2006, we announced that, given current market conditions, we are reorienting our *CSeries* commercial aircraft program, redeploying the majority of its resources to better address future customer demand in the 80- to 100-seat regional jet and turboprop markets. However, we are retaining a core group of approximately 50 employees to further develop the *CSeries* business plan and explore partnerships within fast-growing international markets for 90- to 149-passenger commercial aircraft.



The *Learjet 60 XR* aircraft: legendary *Learjet* performance without compromising a class-leading low operating cost.



The *CRJ900* regional jet is an adaptable aircraft and has the best operating economics in its class.



The *Bombardier 415* is the only amphibious aircraft specifically designed for firefighting.



***Flexjet* fractional ownership program offers guaranteed access to its exclusive fleet of Bombardier business jets.**



Pierre Sévigny
Preflight Mechanic
Dorval, Canada

Performs preflight maintenance, preventive maintenance and repairs on *Challenger 300* aircraft.

Also during the past year, we delivered two *Bombardier 415* amphibious aircraft, compared to the previous year's single delivery. As the market for Bombardier's world-renowned firefighting aircraft has improved, we resumed production at the end of the fiscal year.

DELIVERING ON CUSTOMER SERVICE ANYWHERE IN THE WORLD

Recognizing that aircraft-on-ground (AOG) situations are deeply frustrating and costly to customers, in fiscal 2006 we took decisive action to address this issue. We inaugurated two high-volume parts distribution centres strategically located in Chicago and Frankfurt to better serve our worldwide customer base.

The two distribution centres are part of our global efforts to bring Bombardier customer service in line with Bombardier product quality. We have therefore also added third party service centres in the United States and Europe, doubled the size of our Dallas service centre, inaugurated a third party service facility for *Learjet* aircraft in São Paulo, opened a parts depot and service centre in Dubai, and line repair stations are scheduled to open in Russia and India during fiscal 2007.

FLEXJET AND *SKYJET*

Our aircraft fractional ownership business enjoyed strong sales growth during its 10th anniversary year. *Flexjet* has taken delivery of 156 Bombardier business jets over the past decade, and with a current installed base of 84 aircraft, it has reserved 51 positions for the next three years. At *Bombardier Skyjet* and *Skyjet International*, the world's first integrated global charter programs, we added service to the Middle East, as well as new product and service programs. Operating in North America, *Bombardier Skyjet* gives customers unrestricted fixed-price access, via its innovative jet card or pay-as-you-go service, to more than 900 business jets worldwide, flying to more than 5,500 airports. *Skyjet International*, its sister company, has offices in London, Hong Kong and Dubai.

BOMBARDIER TRANSPORTATION

The turnaround plan Bombardier Transportation launched in 2004 extends beyond short-term fixes. The plan is now starting to generate sustainable results as a first step toward long-term, controlled growth and consistent performance. By sticking to our game plan, we've logged seven consecutive quarters of profitable results, reaching over 3% operating margins the last quarter of fiscal 2006. Margins are in line with our multi-year plan. We're maintaining a strong order backlog with an increased book-to-bill ratio of 1.1. And the comprehensive restructuring program we initiated is on track for successful completion in the first quarter of fiscal 2007.

Bombardier Transportation has weathered serious challenges in recent years, but we've done so while maintaining our leadership in the global rail market. We're turning the corner now as a stronger, more efficient and more effective organization. Our work is not done, but the pieces now in place give us confidence in the future.

We have an installed base of approximately 97,000 cars and locomotives, primarily in Europe, the world's largest rail market. And the most comprehensive offering in the industry includes the broadest product portfolio, a growing presence in emerging markets, and a focus on product development for the future.

BEYOND STATUS QUO

In a fiercely competitive global market, we're making significant and lasting changes. And we're responding to customers who demand solutions that attract more riders to rail transport, creating operating efficiencies for providers of passenger and freight services alike. These customers are choosing products based on proven, standard platforms and components, but with flexible options that allow for customized solutions that meet the unique needs of individual transit systems.

Bombardier Transportation is well positioned to excel in traditional markets such as Europe and North America, as they rebound from the soft performance of last year. At the same time, we're actively developing high-potential, emerging markets in China, Southeast Asia, Russia and eastern Europe. During the past year in China alone, we signed agreements to supply high-speed trains and build a supporting maintenance centre. We also entered an agreement to deliver an airport automated people mover system in time for the 2008 Olympic Games in Beijing. In Southeast Asia, we broke ground with our consortium partners on an important project that will establish the first driverless transit system in South Korea. We also completed commissioning of new signalling systems in that nation and in Thailand as well. In Singapore, Bombardier opened a new regional office that will intensify our presence in Asia-Pacific markets for both our Transportation and Aerospace businesses. In eastern Europe, we continue to develop promising rail markets such as Poland, Hungary and Croatia. Metrorex of Romania, for example, ordered 20 additional *MOVIA* metro cars for the Bucharest metro system, adding capacity to an existing fleet in successful operation. Lines 1 and 3 of the Bucharest Metro will also benefit from Bombardier's *CITYFLO* 350 signalling system based on a contract signed during the year.

MANAGING RAIL'S EVOLUTION WITH FLEXIBLE SOLUTIONS FOR TODAY ...

Rail is at a historic turning point, and Bombardier Transportation will be at the centre of future changes. Our challenge is to equip customers for doing business today, while preparing them for the fundamental evolution just around the corner. Nowhere is this transformation more evident than in Europe, where movement toward seamless, pan-European rail travel, interoperability and improved cost efficiency are key objectives in rail's development as a truly competitive mode of transport.

During the past year, orders from satisfied customers came from both Europe and North America. In 2006, we saw the French National Railways (SNCF) order 121 additional high-capacity AGC (Autorail Grande Capacité) trains. Bombardier is now delivering 500 AGC trains based on firm orders for SNCF and the French Regions. At January 31, 2006, 130 of these trains were in successful operation across France. AGC trains offer excellent operator flexibility, as they run on diesel fuel, electricity, or both. As for passenger benefits, which invariably translate into more people riding the train, AGC coaches are noted for superior comfort and ease of access.

Angel Trains ordered 26 *TRAXX* F140 multi-system locomotives and 10 F140 DC locomotives for European operation, complementing its existing fleet of *TRAXX* AC electric locomotives. The agreement includes provisions for ordering 100 more such products. Locomotive supply continues to be a very successful market segment for Bombardier. Our Locomotives division enjoyed a record-breaking year in fiscal 2006. Order intake for the year was approximately $1 billion, helping Bombardier to solidify its position as a world leader in locomotive supply.

In the U.S., New Jersey Transit exercised options for 131 additional multi-level coaches. The Long Island Rail Road and the Metro-North Railroad, two commuter rail operators serving New York City and surrounding regions, also exercised options for 194 additional



Bombardier's power head for the AVE S-102 high-speed train is the fastest serial locomotive in the world.



The *Electrostar* fleet for c2c has won the prize for the best modern era electric multiple unit in the U.K.


angel

The ultra-modern *TRAXX* MS multi-system locomotive is an important step on the way to European cross-border rail services.



Featuring *INNOVIA* technology, the Dallas DFW Skylink system is the largest automated airport people mover in the world.



Karine Sirois
Purchasing Agent
Saint-Bruno, Canada

Purchases parts for New Jersey Transit multi-level commuter rail vehicles.

M-7 electric multiple units. The move brings the total number of M-7 vehicles ordered by the two railroads to 1,172 cars.

Spain also proved important in the area of high-speed rail. During the year, Spanish National Railways (RENFE) ordered 46 high-speed power heads, and later signed another agreement for 30 AVE S-102 very high-speed trains (the first AVE S-102 vehicles were ordered in 2001). The state-of-the-art AVE S-102, designed for a top speed of 330 km/h, incorporates the *MITRAC* 3000 propulsion system that delivers energy savings of up to 30%. Also in Spain, the sale of 30 *FLEXITY* trams to the city of Valencia, with an option to purchase 10 more vehicles, opened up a new and important market for our Light Rail Vehicles (LRV) division. The contract contributed to a strong year for the LRV team, which secured important contracts in Germany, the United Kingdom, the Netherlands, Mexico, Belgium and Austria. Bombardier is the world leader in this market sector and continues to improve its position.

... AND BREAKTHROUGH ADVANCES FOR TOMORROW

In Europe, Bombardier Transportation is developing products that adapt to – and indeed are enabling – the European Union's vision of true pan-European rail services based on common, cross-border standards. We continue to spearhead development and deployment of the ERTMS signalling system – the emerging common standard for European rail. Our high-speed trains for Spain, built in partnership with Talgo, feature dual-voltage propulsion systems, variable-gauge bogies for operation on high-speed and broad-gauge tracks, and state-of-the-art signalling technology, allowing operation in four different European signalling environments. Our *TRAXX* multi-system locomotives are now operated by Switzerland's SBB, running effectively on adjacent Swiss and Italian electric power systems. And the *Zefiro*, a detailed concept for next-generation high- and very high-speed trains, was unveiled at the 2005 Eurailspeed exhibition in Milan. *Zefiro* combines the best of Bombardier's service-proven, high-speed rail technology with innovative new industrial design concepts to achieve cost-efficient interoperability across national borders.

SERVICES SET FOR GROWTH

Given our vast installed product base, the potential for new equipment maintenance and service contracts is also great. This is especially so today, as the benefits of a proactive, life cycle approach to equipment management become increasingly clear. There's a growing understanding that strategic preventive maintenance and overhaul programs can extend rolling stock operating life by years, drawing maximum value from an operator's capital investment in rolling stock and associated equipment. This trend offers the opportunity for more contracts, such as a new materials supply and fleet support contract worth approximately 60 million euros over four years with Metronet Rail. The project involves maintenance services for 700 cars operating on the London Underground.

TIGHTENING UP HOW WE WORK

We've implemented cost-efficiency programs over the past few years that have proven both comprehensive and effective. That's just the beginning, however. We're also sharpening our performance and execution. We're subjecting every new contract to higher levels of scrutiny. And we're moving toward a more competitive procurement system to reduce supplier redundancy and capture improved pricing. Yes, there is much more to do, but we have turned an important corner. We have established a solid foundation – a platform that will support successful development of our business interests in the future. From this point forward, our focus will be leveraging that foundation to deliver long-term sustainable growth and to extend Bombardier Transportation's leadership position in the global market.

BOMBARDIER CAPITAL

During fiscal year 2006, Bombardier made significant progress in executing its strategic decision to wind down operations at Bombardier Capital. The sale of Bombardier Capital's inventory finance business to GE Commercial Finance was completed for $1.3 billion, with a pre-tax gain of $191 million. This transaction yielded $732 million, after repayment of bank-sponsored securitized floorplan conduits. We also sold our on-balance sheet manufactured housing operations to Vanderbilt Mortgage and Finance, Inc. for $119 million. Consumer finance and on- and off-balance sheet freight car operations have also been put up for sale and the core operations, commercial aircraft financing, and business aircraft lending operations, have been transferred to Bombardier Aerospace.

BUILDING FOR THE LONG TERM

As we look ahead to Bombardier's prospects, it's important to remember that ours is a long-term business. Product cycles and service contracts are often measured in decades, and customer relationships can last for generations. This is why we prefer to build our success on enduring foundations, rather than on short-term thinking. We prefer to build Bombardier's future on the solid values and talents embodied in our people.

REFASHIONING CULTURE FROM THE SHOP FLOOR ON UP

Bombardier truly does have talented people, the right products and successful customers. However, we're well aware that our execution – how we actually get things done – can be sharpened and improved. This is why we've launched initiatives to attain the highest levels of excellence. On the shop floor, in warehouses, plants and offices on five continents, we believe our employees have the answers for further reducing costs, building margins and generating profits. We're fostering a climate that welcomes employee contributions. That institutes best practices. That shares and rewards good ideas.

At Bombardier Aerospace, we're "Giving People Wings" – empowering them with a vision for building a truly world-class organization. The cultural transformation we're setting in motion is driven by three business priorities: creating a safe and rewarding workplace, where employees feel valued and recognized for what they do; providing an amazing customer experience that builds lasting partnerships and consolidates customer loyalty; and eliminating all forms of waste in everything we do. To ensure progress toward our goal, managers and employees will implement the "Achieving Excellence" initiative, which includes a continuous improvement roadmap that measures the advancement made toward their objectives.

At Bombardier Transportation, we recognize that true commitment is driven by knowledge and understanding. This is why we launched the "Building Momentum" program, which is designed to share with every employee our business goals, strategies and the progress we are making toward them. Through our intranet and regular face-to-face discussions between management and employees on every level, "Building Momentum" is informing and inspiring greater on-the-job performance. Given the program's positive results to date, plans are in place to develop and expand it further in fiscal 2007.

ACKNOWLEDGEMENTS

We wish to recognize the contributions that our fellow members on the Board of Directors made over the past year. Their diligence and considered counsel remain among the company's most significant assets. We thank them for their service and look forward to their continued guidance and discernment.

We would also like to thank the employees of Bombardier for their dedication and hard work. It is a privilege to work alongside this extraordinary team of high achievers, who have displayed uncommon perseverance through challenging times.

THE WAY AHEAD IS CLEAR

We have a diversified company based on two solid businesses operating on several continents. We're a world-class, global organization that sells extraordinary products. And we employ some of the most talented people in the world. Results indicate that we're doing the right things to turn Bombardier around. Profits are returning, margins are growing, and costs are declining. Nevertheless, we must continue to focus on flawless execution, on doing things better and faster, in order to maintain Bombardier's trajectory. Given our products and our people, we have every confidence that we will achieve our goals.

LAURENT BEAUDOIN, FCA
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER, BOMBARDIER INC.

PIERRE BEAUDOIN
PRESIDENT AND CHIEF OPERATING OFFICER, BOMBARDIER AEROSPACE
EXECUTIVE VICE PRESIDENT, BOMBARDIER INC.

ANDRÉ NAVARRI
PRESIDENT, BOMBARDIER TRANSPORTATION
EXECUTIVE VICE PRESIDENT, BOMBARDIER INC.

CORPORATE GOVERNANCE

BOMBARDIER'S CORPORATE GOVERNANCE COMPLIES WITH ALL REPORTING AND REGULATORY REQUIREMENTS AND IS CONSISTENT WITH THE HIGHEST ETHICAL STANDARDS. ITS STRUCTURE AND PROCESSES PROVIDE THE FRAMEWORK TO EFFICIENTLY DIRECT THE AFFAIRS OF THE CORPORATION AND ENHANCE VALUE FOR ALL SHAREHOLDERS. THE 2006 MANAGEMENT PROXY CIRCULAR (AVAILABLE ON THE BOMBARDIER WEBSITE) DESCRIBES THIS STRUCTURE AND THESE PROCESSES IN FULL.

OFFICE OF THE PRESIDENT ENHANCES CORPORATE GOVERNANCE

2005 was the first full year during which the three members of the Office of the President–Laurent Beaudoin, Chairman of the Board and Chief Executive Officer; Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace; and André Navarri, President, Bombardier Transportation–assumed their responsibilities on the Board of Directors. Focusing on strategic and executive management responsibilities, the Office of the President was created in December 2004 to promote greater accountability and communication between the Corporation's operations and the Board. These expectations have been fulfilled. The Board of Directors is benefiting from the sound and timely information brought regularly to its meetings by the members of the Office of the President. While the Presidents of the two business groups, who are responsible for their respective day-to-day operations, provide both micro and macro views of their businesses, the Chief Executive Officer concentrates his attention on the development, orientation and execution of Bombardier's strategy. Their presence on the Board enables the directors to engage members of the Office of the President in focused dialogue. This two-way flow of information is producing a better-informed Board, able to make sound business or strategic decisions, as circumstances require.

QUALITY OF DIRECTORS DRIVES QUALITY OF GOVERNANCE

Bombardier's management greatly benefits from having access to the judgment, intellect and international business experience embodied in the Corporation's Board of Directors. Individually and collectively, they are an asset and a resource. All directors are knowledgeable about their duties, and fulfill their obligation to shareholders with dedication, ability and integrity. The Board's composition reflects the Corporation it serves, with representation from several countries, and with members who have proven qualifications and a solid background in aerospace, rail transportation and international business.

CODE OF ETHICS AND BUSINESS CONDUCT

Bombardier has attained global leadership on the strength of its products and services, as well as on the integrity of its people. Indeed, honesty, transparency and fair dealing are the common currency of Bombardier's reputation. This is why the Corporation calls for regular meetings where employees and management can discuss how the Bombardier Code of Ethics and Business Conduct applies to their jobs. Employees are expected to understand the significance of the Code and to act accordingly. At Bombardier, following the Code is not merely a matter of honouring a formal commitment, but of living up to the Corporation's shared values.

Following the 2004 appointment of a corporate Compliance Officer and the revision of Bombardier's Code of Ethics and Business Conduct, in 2005 Bombardier took steps to more closely link individual employee performance evaluations to the Code. Employees have every expectation, therefore, that their ethical conduct – indeed, their respect for the spirit and letter of the Code – will be taken into account in their evaluations. By integrating Bombardier's Code of Ethics and Business Conduct throughout the Corporation's operations and governance, the Board of Directors is sending out a strong signal to all employees, partners, suppliers and shareholders that Bombardier is committed to the highest ethical standards. The Bombardier Code of Ethics and Business Conduct is posted on the corporate website in 12 languages.

In September 2005, Bombardier contributed to the founding of the Institute for Governance of Private and Public Organizations, a joint initiative of HEC Montréal and Concordia University. The only research, reference and training facility of its kind in Canada, the Institute aims to be a centre of excellence and a positive force in promoting good governance in the public and private sectors.

BOARD OF DIRECTORS



LAURENT BEAUDOIN, C.C., FCA

CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
BOMBARDIER INC.



PIERRE BEAUDOIN

PRESIDENT AND CHIEF OPERATING OFFICER
BOMBARDIER AEROSPACE
EXECUTIVE VICE PRESIDENT
BOMBARDIER INC.



ANDRÉ NAVARRI

PRESIDENT
BOMBARDIER TRANSPORTATION
EXECUTIVE VICE PRESIDENT
BOMBARDIER INC.



ANDRÉ BÉRARD

CORPORATE DIRECTOR

Chairman, Retirement Pension Oversight Committee

Member, Audit Committee

Member, Human Resources and Compensation Committee



J.R. ANDRÉ BOMBARDIER

VICE CHAIRMAN OF THE BOARD
BOMBARDIER INC.



JANINE BOMBARDIER

PRESIDENT AND GOVERNOR
J. ARMAND BOMBARDIER FOUNDATION



L. DENIS DESAUTELS

CORPORATE DIRECTOR

Chairman, Audit Committee

Member, Retirement Pension Oversight Committee



MICHAEL J. DURHAM

CORPORATE DIRECTOR

Member, Audit Committee

Member, Retirement Pension Oversight Committee



JEAN-LOUIS FONTAINE

VICE CHAIRMAN OF THE BOARD
BOMBARDIER INC.



DANIEL JOHNSON

COUNSEL
McCARTHY TÉTRAULT, LLP

Member, Audit Committee

Member, Corporate Governance and Nominating Committee

Member, Retirement Pension Oversight Committee



JEAN C. MONTY

CORPORATE DIRECTOR

Chairman, Human Resources and Compensation Committee

Member, Corporate Governance and Nominating Committee



JAMES E. PERRELLA

RETIRED CHAIRMAN AND CHIEF EXECUTIVE OFFICER
INGERSOLL-RAND COMPANY

Chairman, Corporate Governance and Nominating Committee

Member, Human Resources and Compensation Committee



CARLOS E. REPRESAS

CHAIRMAN OF THE BOARD
NESTLÉ GROUP MÉXICO

Member, Human Resources and Compensation Committee

Member, Retirement Pension Oversight Committee



FEDERICO SADA G.

PRESIDENT AND CHIEF EXECUTIVE OFFICER
VITRO, S.A. DE C.V.

Member, Corporate Governance and Nominating Committee



HEINRICH WEISS

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
SMS GmbH

Member, Audit Committee

SOCIAL RESPONSIBILITY

AS A GLOBAL COMPANY THAT EMPLOYS THOUSANDS OF PEOPLE ON SEVERAL CONTINENTS, BOMBARDIER'S OPERATIONS DIRECTLY AND INDIRECTLY AFFECT THE ECONOMIC AND PHYSICAL WELL-BEING OF COUNTLESS FAMILIES. IT'S A RESPONSIBILITY WE TAKE SERIOUSLY. THIS IS WHY THE BOMBARDIER HEALTH, SAFETY AND ENVIRONMENT POLICY IS IN FORCE WHEREVER WE OPERATE. THE POLICY GUIDES OUR ACTIONS IN HOW WE MAKE BOMBARDIER PRODUCTS AND AFFIRMS OUR COMMITMENT TO SUSTAINABLE SOLUTIONS THAT HELP TO BUILD A BETTER WORLD.

How to reconcile the growing economic expectations of an ever-larger world population with environmental protection? This is perhaps the biggest global challenge. It has created an impasse between the resources societies consume, and their availability. And it has contributed to climate change, with its attendant human, natural and financial tolls. Governments, the private sector and citizens are today seeking sustainable solutions we can all live with – including solutions that meet people's need for mobility. These are precisely the solutions that Bombardier delivers.

SUSTAINABLE MOBILITY AT BOMBARDIER

As an international leader in transportation solutions, Bombardier plays a central role in developing sustainable solutions to address global mobility challenges. Prior to the implementation of the Kyoto Protocol, Bombardier made a commitment to continually improve its environmental footprint through such methods as Design for Environment and ISO environmental certification. To date, 85% of all Bombardier sites have been certified to ISO 14001: 2004 standards, with the balance of manufacturing sites with 150 or more employees to be certified in 2006. While our global manufacturing represents a relatively minor source of greenhouse gas emissions – running in the 400-kilotonne range – we are nevertheless committed to voluntarily reducing our overall emissions. We have therefore set a five-year environmental target (2004-2008) to reduce by 3% our annual energy consumption, greenhouse gas emissions, water consumption and quantity of hazardous waste. While these gains will be significant, we believe they're far outweighed by our products' potential contributions to climate change solutions.

BOMBARDIER TRANSPORTATION

Given that passenger rail transportation is widely regarded as a positive solution that can help reduce greenhouse gas emissions, Bombardier's leadership position will serve its stakeholders well. Bombardier Transportation is leveraging rail's inherent environmental benefits, helping to relieve traffic congestion, reduce energy consumption and produce fewer emissions, while improving urban dwellers' quality of life. Environmental stewardship is therefore driving our development of innovative products that move people quickly and efficiently. As an example of this stewardship, Bombardier Transportation's Design for Environment Centre in Vasteras, Sweden, created Environmental Product Declarations (EPD) and Environmental Fact Sheets (EFS). While EPDs provide a type of life cycle assessment, an EFS focuses on the environmental impact produced when a product platform is customized. Both of these publications are validated by independent environmental certification.

In addition, Bombardier Transportation has made a commitment to several environmental and sustainability initiatives, including Germany's B.A.U.M (German Environmental Management Association) and the International Union of Public Transport (UITP) Charter on Sustainable Development.

While environmental advocacy does move the issues forward, on-the-ground initiatives are equally important. For example, when it recently introduced a new method of reconditioning tap changers in India, Bombardier Transportation also opened up new avenues for sustainability. Tap changers, electromechanical devices used to control the speed of a locomotive, have a typical life expectancy of 18 years, after which they're normally scrapped. Bombardier Transportation introduced a refurbishment process that produces near-new equipment at approximately 60% of the cost of new tap changers. About 80% of the parts and components are re-used, after re-machining or re-coating by small local suppliers. As a result, this activity contributes to all three pillars of sustainability – environmental protection, economic benefits and social development. In addition, by aligning its local refurbishing facility with Bombardier's corporate environmental and safety standards, Bombardier Transportation is serving as a role model for other local companies in India, and helping to drive Indian Railways' own long-term maintenance strategy.

BOMBARDIER AEROSPACE

Commercial airlines' fuel consumption per passenger kilometre flown has decreased steadily over the past several decades, and Bombardier's energy-efficient family of products has contributed to the progress. Bombardier Aerospace is committed to meeting all environmental requirements under the International Civil Aviation Organization ("ICAO") rules and, more specifically, the recently announced aircraft emission standards for all new aircraft.

Only through local action and leadership are global solutions possible. This is ably demonstrated by Bombardier Aerospace's Toronto manufacturing facility, where a 40% production increase between 2002 and 2004 was accompanied by a decreased consumption of electricity (-20%) and natural gas (-22%). The facility also increased its waste recycling from 50% to 70% in a single year, winning the 2004 Ontario Waste Minimization Award.

In Belfast, a highly innovative project combined three technologies to reduce emissions of perchloroethylene (a solvent) by more than 100 tonnes annually. In addition, the project has delivered energy savings, reduced associated carbon dioxide, and upgraded quality and production efficiency.

HEALTH & SAFETY

Bombardier assigns the highest priority to continuous improvements in health and safety, driving its performance with a comprehensive Health, Safety and Environment Policy. As of January 31, 2006, approximately 68% of our worldwide manufacturing and service operations were certified to the internationally recognized Occupational Health and Safety Assessment Series (OHSAS) 18001 standard. During the past year, we reduced our frequency case rate – a key performance indicator – by a further 25%, from 2.0 to 1.5 accidents per 200,000 work hours. This follows a 17% reduction in the previous year.

MAKING A DIFFERENCE

Bombardier can play a vital role in helping to create safe, healthy and vibrant communities where our employees and neighbours live and raise their families. This is not merely a matter of philanthropy. It's equally about fulfilling our responsibility as a good corporate citizen. In this respect, our contributions to the J. Armand Bombardier Foundation constitute our chief means for making a difference. Established in 1965, the Foundation honours our founder's name and serves as an instrument for giving back to our communities.






AS AN INTERNATIONAL LEADER IN TRANSPORTATION SOLUTIONS, BOMBARDIER PLAYS A CENTRAL ROLE IN DEVELOPING SUSTAINABLE SOLUTIONS TO ADDRESS GLOBAL MOBILITY CHALLENGES.

Committed to meeting environmental requirements under ICAO.

Committed to addressing and reducing traffic congestion by developing mass transit products.

Committed to continuously improving its environmental footprint through ISO 14001: 2004 certification.

Committed to voluntarily reducing overall greenhouse gas emissions.

During fiscal 2006, the J. Armand Bombardier Foundation disbursed $5 million Cdn to various organizations, chiefly in support of educational, health, arts and culture, charitable and humanitarian causes. During this period, the Foundation and members of the Bombardier family, together with our Montréal-area employees, contributed $1 million Cdn to the Centraide campaign of Greater Montréal, and donated more than $400,000 Cdn to other North American Centraide and United Way campaigns where Bombardier operates.

Convinced of the importance of improving the quality of education, the Foundation contributed nearly half its total budget to a range of institutions. The funds were for the most part directed at supporting academic chairs and development activities. Among the past year's beneficiaries are the Université de Montréal, the University of British Columbia, the Fondation de l'Université du Québec à Trois-Rivières, McGill University, the Richard Ivey School of Business at the University of Western Ontario, the Fondation du Collège Mathieu in Saskatchewan, and the Fonds de développement du Collège Édouard-Montpetit. To help open the minds of Canadian youth to the world, the Foundation presently sponsors a major fellowship program, the Bourses internationalistes J. Armand Bombardier. Valued at $1.75 million Cdn over five years, the bursary program provides financial support to university students who wish to pursue their studies, research and work overseas, in order to acquire international competence.

A further 30% of the Foundation's budget was invested in causes that support families, children and society's most vulnerable individuals. Among the organizations to benefit from the Foundation's donations were those dedicated to assisting victims of sexual abuse and their families; providing services to youths with substance abuse problems; giving respite to families with gravely ill children; offering access to a home with trained caregivers to pre- and post-operative organ transplant patients; and encouraging the optimal development of younger children in Montréal's disadvantaged areas.

To promote healthier communities, the Foundation has made a substantial donation to the "C'est bon pour la Santé" fundraising campaign of the Fondation du Centre hospitalier universitaire de Québec (CHUQ). The five-year contribution helped finance capital projects such as the construction of an oncology research centre, a mother and child care centre, and the purchase of a Magnetic Resonance Imaging (MRI) machine for the Hôpital Saint-François d'Assise. The Foundation supported much-needed research at the Fondation de l'Institut de Cardiologie de Montréal and contributed to the Fondation de l'Hôpital Charles LeMoyne for a university clinical research chair in occupational rehabilitation. It also helped the Fondation de l'Hôpital Sacré-Cœur de Montréal purchase telemedicine equipment, which provides remote medical, surgical and emergency services to outlying areas.

During the past year, the Foundation honoured its long-standing commitment to arts and culture by, among other projects, supporting the Fondation du Théâtre du Nouveau Monde during its 50th anniversary, the Opéra de Montréal, the Orchestre symphonique de Montréal, the Orford Arts Centre, and the Montreal Museum of Fine Arts Foundation.

In addition to the valuable work the Foundation undertakes, during the past year Bombardier Corporate Office supported dozens of causes, including C.H.I.L.D., which raises money on behalf of North American children with Crohn's disease, ulcerative colitis and liver disorders; a walkathon in Washington, D.C., to help fund economic and social opportunities for the homeless; the Parliamentary Internship Programme in Ottawa, which helps youth become engaged with government and democracy; Canada's Aviation Hall of Fame, which showcases Canada's aviation heroes; and the newly created Bombardier Inc. Bursary, which, through the Office franco-québécois pour la jeunesse, will help 50 students over three years develop professional skills during internships in France. And, recognizing the role that international sports and culture play in community building, Corporate Office and its business groups provided financial support for the FINA World Aquatic Championships in Montréal, as well as support for Montréal's McCord Museum.

While the Foundation and the Corporation support many worthwhile causes, we also encourage Bombardier employees to exercise their own spirit of generosity by getting involved in local initiatives that build better communities. At Bombardier Aerospace, for example, several engineers at the Toronto site continued to partner with local elementary school children on weekends, introducing them to science and technology. The past year's project was to design and build a motorized vehicle. Also in Toronto, Bombardier Aerospace provided an annual scholarship to outstanding students at Downsview Secondary School; announced the Bombardier Design Scholarship at the Faculty of Engineering at Ryerson University; and continued to invite Ryerson students to work on summer research projects and thereby gain valuable real-world experience. At the Dorval site near Montréal, Bombardier Aerospace supports a wide range of social, educational and cultural causes. Over the past five years, for example, a Bombardier employee has taken a leadership role in fundraising for Le Centre François-Michelle, which provides services to intellectually challenged children. Bombardier Aerospace upholds our corporate tradition of support for higher education, with donations to the John Molson School of Business Case Competition at Concordia University, the McGill MBA Aerospace Seminar, and the Centre for Defence and Security Studies at the University of Manitoba. We even put our Montréal engineers to work helping design a more advanced bobsled for Canada's Olympic team. Bombardier Aerospace also contributed generously to the Smithsonian Institute's National Air and Space Museum, with a five-year donation (2003-2007) for the new Steven F. Udvar-Hazy Center. Together, the Center and the Museum maintain and showcase the largest collection of aviation and space artifacts in the world.

At the Belfast facility, 1% of pre-tax site profits are donated each year to the Bombardier Aerospace (Northern Ireland) Foundation, which promotes educational and charitable projects. Among these is the award-winning "The Flight Experience Programme," which introduces aviation to elementary school children through learning materials, exhibitions and competitions. As a founder of the Employers' Forum for the West Belfast/Greater Shankill area, Bombardier Aerospace partners with local businesses and educators to build job skills and foster economic opportunities for local people. At the Wichita, Kansas site, Bombardier Aerospace supports a range of school, community and cultural causes. During the past year, our employees raised a truly inspiring $382,000 for the local United Way campaign.

In Denmark, Bombardier Transportation was awarded a prestigious national prize for several of its community-building initiatives. This includes a program called "Uncle Ib's Garage," which is designed to reintegrate troubled youths into the workforce. In the U.K., Bombardier Transportation's facilities supported a breast cancer centre and a program to enable economically disadvantaged people to experience live theatre. At the Pittsburgh site, employees supported the local Make-a-Wish Foundation, which brings a measure of relief and fun to children with life-threatening medical conditions. Both employees and management pitched in for a wide range of social, medical and educational causes, such as the American Heart Association, Boy Scouts of America, the Pittsburgh AIDS Task Force, Pittsburgh Action Against Rape, the Special Olympics, National Multiple Sclerosis Society, and various schools and sport associations.

DISASTER RELIEF

Over the past 14 months, the world has witnessed natural disasters that have devastated countless lives. Bombardier Transportation employees and management at the London Underground Projects Office, at the Rail Control Solutions division in the U.K., and in Thailand, gave generously to tsunami relief. Following Hurricane Katrina, employees and management at Bombardier Transportation's Pittsburgh site and Bombardier Aerospace's Wichita site donated to the Hurricane Katrina Relief fund.

Bombardier and its employees are doing their part to foster a better world. Naturally, we can't go it alone. But we are working with our communities to raise awareness and to join together in crafting sustainable solutions that benefit everyone.

FINANCIAL HIGHLIGHTS

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AND BACKLOG AMOUNTS)

FOR THE YEARS ENDED JANUARY 31	2006	2005
Revenues	$14,726	$15,546
Income from continuing operations before special items and income taxes	$ 238	$ 12
Income tax expense (recovery)	$ 15	$ (38)
Net income (loss)	$ 249	$ (85)
Earnings (loss) per share – basic and diluted	$ 0.13	$ (0.06)
Dividend per common share (IN CANADIAN DOLLARS)		
Class A	$ 0	$ 0.09
Class B	$ 0	$0.0916

AS AT JANUARY 31	2006	2005
Total assets	$17,482	$20,130
Shareholders' equity	$ 2,425	$ 2,298
Net additions to property, plant and equipment	$ 222	$ 274
Total backlog (IN BILLIONS OF DOLLARS)	$ 31.6	$ 31.5
Book value per common share (IN DOLLARS)	$ 1.19	$ 1.11
Number of common shares		
Class A	319,260,212	342,000,010
Class B	1,425,772,756	1,408,466,958

(IN CANADIAN DOLLARS)

STOCK MARKET PRICE RANGE

	2006	2005
Class A		
High	$ 3.69	$ 7.11
Low	$ 2.34	$ 2.01
Close	$ 3.02	$ 2.80
Class B		
High	$ 3.66	$ 7.13
Low	$ 2.28	$ 1.87
Close	$ 2.98	$ 2.62


JANUARY 31, 2001 TO JANUARY 31, 2006

BOMBARDIER'S STOCK PERFORMANCE


150
*100
50
0
JAN-01
JAN-02
JAN-03
JAN-04
JAN-05
JAN-06

MARKET CAPITALIZATION
$5,216 million Cdn
(as at January 31, 2006)

BBD S&P 500 SPTSX

* INDEX: CLOSING PRICE AS AT JANUARY 31, 2001 = 100

FINANCIAL SECTION

MANAGEMENT'S DISCUSSION AND ANALYSIS

ALL AMOUNTS IN THIS REPORT ARE IN MILLIONS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis ("MD&A") includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this MD&A please refer to the respective sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in this MD&A.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, legal risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed-term commitments, human resource risk and environmental risk), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). See the Risks and Uncertainties section in this MD&A. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this MD&A and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

I. BASIS OF PRESENTATION

During fiscal year 2006, the Corporation continued with its strategy of reducing Bombardier Capital's ("BC") operations and several portfolios have been sold or put up for sale. The remaining portfolios are essentially related to Aerospace. As a result, they are now included in Aerospace and BC ceased to be reported as a separate segment, effective the fourth quarter of fiscal year 2006 (see note 25 – Segment disclosure to the Consolidated Financial Statements). Significant additional changes in the basis of presentation of the Corporation's Consolidated Financial Statements have been made as a consequence of the above, with retroactive effect for all periods presented. These changes had no impact on the legal structure and on the consolidated shareholders' equity of the Corporation. The most significant changes include the following:

Discontinued operations and assets held for sale – BC's inventory finance, on- and off-balance sheet manufactured housing, consumer finance and on- and off-balance sheet freight car operations have been presented as discontinued operations in the consolidated statements of income and cash flows, and the related assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale on separate captions in the consolidated balance sheets (see note 1 – Discontinued operations and assets held for sale to the Consolidated Financial Statements).

Aircraft financing – BC's core operations consisting of commercial aircraft financing, and business aircraft lending operations, are now managed by Aerospace and therefore, these operations are part of the aerospace segment's results. BC's portfolios related to aircraft financing operations are included in a new balance sheet caption, Aircraft financing, together with other assets related to aircraft financing of Aerospace. The remainder of BC's operations are not significant and the related assets are included in Other assets in the consolidated balance sheets.

Presentation of BC – The financial position, results of operations and cash flows of BC are no longer presented in separate columns in the consolidated balance sheets, statements of income and statements of cash flows.

Financing income and Financing expense – Interest income, including interest income generated from the portfolios of the former BC segment, is now classified in Financing income, a new caption in the consolidated statements of income. BC's interest income was previously included in Financing revenues and other interest income was included in Interest expense, net. The interest expense on the long-term debt of the former BC segment, previously included in Cost of sales, is now classified in Financing expense, a new caption in the consolidated statements of income. In addition, certain financing costs were reclassified from Aerospace's cost of sales to Financing expense.

HIGHLIGHTS

- NET INCOME OF $249 MILLION, COMPARED TO A NET LOSS OF $85 MILLION LAST FISCAL YEAR.
- EBT FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS OF $238 MILLION ($150 MILLION AFTER SPECIAL ITEMS), COMPARED TO $12 MILLION ($160 MILLION LOSS AFTER SPECIAL ITEMS) LAST FISCAL YEAR.
- EPS OF $0.13, COMPARED TO A LOSS OF $0.06 LAST FISCAL YEAR. EPS FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS OF $0.11, COMPARED TO AN EPS FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS OF NIL LAST FISCAL YEAR.
- BC'S NON-CORE PORTFOLIOS (I.E. EXCLUDING COMMERCIAL AIRCRAFT FINANCING) HAVE BEEN ESSENTIALLY WOUND DOWN OR SOLD.
- FREE CASH FLOW OF $532 MILLION, AN IMPROVEMENT OF $326 MILLION.
- REDUCTION OF DEBT, AMOUNTING TO $2.5 BILLION IN FISCAL YEAR 2006.
- CASH AND CASH EQUIVALENTS OF $2.9 BILLION AS AT JANUARY 31, 2006.

The impact on the consolidated statements of income of the reallocation of BC's portfolios to Aerospace, as well as certain other reclassifications referred to above under Financing income and Financing expense, are as follows for fiscal years:

	2006[1]	2005[1]
Revenues		
Financing	**$ (79)**	$ (91)
Other	**10**	36
	(69)	(55)
Cost of sales	**(106)**	(126)
	37	71
Interest expense, net	**(170)**	(153)
Financing income	**156**	104
Financing expense	**363**	328
Income from continuing operations before income taxes	**$ –**	$ –

1 Parentheses represent a decrease of the related income statement item.

As a result of these changes, the Corporation now has two reportable segments: Aerospace and Transportation. Each reportable segment offers different products and services and requires different technology and marketing strategies. Management assesses segment performance based on earnings (loss) before financing income, financing expense, income taxes and special items, consistent with its current centralized debt management strategies. Corporate charges are allocated to segments mostly based on each segment's revenues.

II. NON-GAAP FINANCIAL MEASURES

This MD&A is based on reported earnings in accordance with Canadian generally accepted accounting principles ("GAAP") and on the following non-GAAP financial measures:

EBITDA before special items:	Earnings (loss) before financing income, financing expense, income taxes, depreciation and amortization and special items
EBIT before special items:	Earnings (loss) before financing income, financing expense, income taxes and special items
EBT before special items:	Earnings (loss) before income taxes and special items
EPS from continuing operations before special items:	Earnings (loss) per share from continuing operations before special items
Free cash flow:	Cash flows from operating activities less net additions to property, plant and equipment

These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. The reconciliation to the most comparable GAAP measures is provided in the following sections of this MD&A:

- Reconciliation of EBITDA and EBIT, before special items, to EBIT – see the analysis of results tables in the Aerospace and Transportation sections.
- Reconciliation of EBIT and EBT before special items to EBT – see the selected financial information tables in the overview section.
- Reconciliation of earnings (loss) per share from continuing operations before special items to earnings (loss) per share – see the reconciliation of earnings (loss) per share from continuing operations table following the table of selected financial information in the overview section.
- Reconciliation of free cash flow to cash flows from operating activities – see the first table in the cash flows section.

Management believes that a significant portion of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.

III. CONSOLIDATED RESULTS

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for fiscal years:

	2006	2005
Revenues	$14,726	$15,546
EBIT from continuing operations before special items	445	236
Financing income	156	104
Financing expense	(363)	(328)
EBT from continuing operations before special items	238	12
Special items	(88)	(172)
EBT from continuing operations	150	(160)
Income tax expense (recovery)	15	(38)
Income (loss) from continuing operations	135	(122)
Income from discontinued operations, net of tax[1]	114	37
Net income (loss)	$ 249	$ (85)
Basic and diluted earnings (loss) per share (IN DOLLARS):		
From continuing operations	$ 0.06	$ (0.08)
Net income (loss)	$ 0.13	$ (0.06)
(as a percentage of revenues)		
EBIT from continuing operations before special items	3.0%	1.5%
EBT from continuing operations before special items	1.6%	0.1%
EBT from continuing operations	1.0%	(1.0%)
Order backlog (IN BILLIONS OF DOLLARS)	$ 31.6	$ 31.5
Cash and cash equivalents[2]	$ 2,917	$ 2,344
Free cash flow[2]	$ 532	$ 206
Available short-term capital resources[2]	$ 3,950	$ 5,143

1 Related to BC's inventory finance, on- and off-balance sheet manufactured housing, consumer finance and on- and off-balance sheet freight car operations.

2 A detailed analysis of changes in cash and cash equivalents, free cash flow and available short-term capital resources is contained in the Liquidity and capital resources section of this MD&A.

Reconciliation of earnings (loss) per share from continuing operations before and after special items was as follows for fiscal years:

	2006	2005
Income from continuing operations before special items, net of tax	$ 212	$ 32
Special items, net of tax	(77)	(154)
Income (loss) from continuing operations	$ 135	$ (122)
Basic and diluted earnings (loss) per share (IN DOLLARS):		
From continuing operations before special items, net of tax	$ 0.11	$ –
Special items, net of tax	(0.04)	(0.08)
From continuing operations	$ 0.06	$ (0.08)

REVENUES FROM CONTINUING OPERATIONS

	F2004	F2005	**F2006**
Total	15.2	15.5	**14.7**
Aerospace	8.3	8.0	**8.1**
Transportation	7.0	7.6	**6.7**

(IN BILLIONS OF DOLLARS)


AEROSPACE
TRANSPORTATION
TOTAL

EBT FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS


F2004
F2005
F2006
231
238
12
1.5%
1.6%
0.1%

(IN MILLIONS OF DOLLARS)

EPS


F2004
F2005
F2006
0.13
(0.07)
(0.06)

(IN DOLLARS)

EPS FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS


F2004
F2005
F2006
0.11
0.04
Nil

(IN DOLLARS)

A detailed analysis of the segmented EBIT is provided in the Aerospace and Transportation sections of this MD&A.

Revenues

The $820-million decrease mainly reflects:

- lower rolling stock revenues resulting from decreased mainline revenues in the United Kingdom ("U.K.") and Germany, due to a lower level of activities in these markets;
- lower deliveries of *CRJ200* aircraft; and
- lower volume of pre-owned business aircraft sales.

Partially offset by:

- increased deliveries and improved selling prices of business aircraft; and
- increased deliveries of *Q300* turboprops.

EBIT margin from continuing operations before special items

The 1.5 percentage-point increase is mainly due to:

- a higher EBIT margin in Transportation, mainly as a result of improvements in contract execution (significantly lower

negative contract adjustments were recorded in fiscal year 2006), the positive impact of procurement initiatives and restructuring activities, as well as lower operating expenses; and
- a higher EBIT margin in Aerospace, mainly as a result of increased deliveries and improved selling prices of business aircraft, partially offset by lower deliveries of *CRJ200* aircraft and higher operating expenses.

Financing income/Financing expense

Net financing expense amounted to $207 million, compared to $224 million last fiscal year. Fiscal year 2005 financing expense was negatively impacted by the payment of $19 million in connection with the repurchase of call options related to BC's Putable/Callable notes due in fiscal year 2013. In addition, higher interest expense was mostly offset by higher interest income on cash balances and loans and lease receivables.

Special items

Special items are related to the restructuring plan in Transportation.

Income taxes

For fiscal year 2006, the effective income tax rate was 10.0%, compared to the statutory income tax rate of 32.0%. The lower effective income tax rate compared to the statutory income tax rate is mainly due to lower income tax rates of foreign investees and the impact of the strengthening of the Canadian dollar compared to the U.S. dollar on the Canadian dollar denominated deferred income tax asset, partially offset by the net changes in the recognition of operating losses carried forward.

For fiscal year 2005, the effective income tax recovery rate was 23.8%, compared to the statutory income tax recovery rate of 31.9%. The lower effective income tax recovery rate compared to the statutory income tax recovery rate is mainly explained by the non-recognition of income tax benefits related to operating losses in certain jurisdictions in Transportation, partially offset by lower income tax rates of foreign investees.

The details of the components of the income tax expense (recovery) are provided in note 16 – Income taxes to the Consolidated Financial Statements.

Discontinued operations

Income from discontinued operations was as follows for fiscal years:

	2006	2005
Income from discontinued operations, net of tax, before the following:	**$ 24**	$ 37
Gain (loss), net of tax, on sale of:		
Inventory finance operations	**121**	–
On-balance sheet manufactured housing operations	**(18)**	–
Loss, net of tax, related to planned disposal of:		
Off-balance sheet manufactured housing operations	**(10)**	–
Consumer finance and on- and off-balance sheet freight car operations[1]	**(3)**	–
	$114	$ 37

1 Represents estimated severance costs related to these operations, which are expected to be disposed of in fiscal year 2007.

Order backlog

The order backlog remained essentially unchanged. Higher order intake compared to revenues recorded in both segments was offset by the negative impact of the weakening of the euro and the pound sterling compared to the U.S. dollar on the order backlog of Transportation, amounting to approximately $1.0 billion.

ORDER BACKLOG
(AS AT JANUARY 31)

	2004	2005	2006
Total	34.6	31.5	31.6
Aerospace	10.9	10.2	10.7
Transportation	23.7	21.3	20.9

(IN BILLIONS OF DOLLARS)
TRANSPORTATION AEROSPACE

IV. FOURTH QUARTER RESULTS

SELECTED FINANCIAL INFORMATION

Selected financial information was as follows:

THREE-MONTH PERIODS ENDED JANUARY 31	2006	2005
Revenues	$4,035	$4,725
EBIT from continuing operations before special items	160	146
Financing income	52	35
Financing expense	(98)	(102)
EBT from continuing operations before special items	114	79
Special items	(37)	(38)
EBT from continuing operations	77	41
Income tax recovery	(8)	(6)
Income from continuing operations	85	47
Income from discontinued operations, net of tax[1]	1	9
Net income	$ 86	$ 56
Basic and diluted earnings per share (IN DOLLARS):		
From continuing operations	$ 0.05	$ 0.02
Net income	$ 0.05	$ 0.03
(as a percentage of revenues)		
EBIT from continuing operations before special items	4.0%	3.1%
EBT from continuing operations before special items	2.8%	1.7%
EBT from continuing operations	1.9%	0.9%

1 Related to BC's off-balance sheet manufactured housing, consumer finance and on- and off-balance sheet freight car operations.

Revenues

The $690-million decrease is mainly due to:

- decreased mainline revenues in the U.K. and Germany;
- lower deliveries of regional aircraft; and
- lower volume of pre-owned business aircraft sales.

Partially offset by:

- higher deliveries and improved selling prices of business aircraft.

EBIT margin from continuing operations before special items

The 0.9 percentage-point increase is mainly due to:

- a higher EBIT margin in Transportation, mainly as a result of improvements in contract execution, the positive impact of procurement initiatives and restructuring activities, as well as lower operating expenses; and
- a higher EBIT margin in Aerospace, mainly as a result of increased deliveries and improved selling prices for business aircraft, and a lower level of sales incentives for regional aircraft, partially offset by lower deliveries of *CRJ200* aircraft.

Financing income/Financing expense

Net financing expense amounted to $46 million, compared to $67 million last fiscal year. This decrease is due to higher interest income on cash balances and loans and lease receivables, mostly offset by higher interest expense. In addition, fiscal year 2005 financing expense was negatively impacted by the payment of $19 million in connection with the repurchase of call options related to BC's Putable/Callable notes due in fiscal year 2013.

Special items

Special items are related to the restructuring plan in Transportation.

Income taxes

As a result of the impact of the increase in enacted tax rates in Québec on the deferred income tax asset and the strengthening of the Canadian dollar compared to the U.S. dollar, the Corporation recorded an income tax recovery of $8 million on an EBT from continuing operations of $77 million in fiscal year 2006. In fiscal year 2005, the Corporation recorded an income tax recovery of $6 million on an EBT from continuing operations of $41 million due to the recognition of previously unrecorded tax benefits.

Earnings per share

Earnings per share from continuing operations before special items was $0.07 ($0.05 after special items), compared to $0.04 ($0.02 after special items) for the same period last fiscal year.

Free cash flow

Free cash flow amounted to $669 million, an improvement of $222 million compared to last fiscal year. The increase is mainly due to higher free cash flow in Aerospace, partially offset by lower free cash flow in Transportation.

AEROSPACE

AEROSPACE IS A WORLD LEADER IN THE DESIGN AND MANUFACTURE OF INNOVATIVE AVIATION PRODUCTS AND SERVICES FOR THE BUSINESS, REGIONAL, MISSIONIZED AND AMPHIBIOUS AIRCRAFT MARKETS. AEROSPACE'S PRODUCT PORTFOLIO INCLUDES THE INDUSTRY'S MOST COMPREHENSIVE LINE-UP OF BUSINESS AIRCRAFT, REGIONAL JETS, TURBOPROPS AND AMPHIBIOUS AIRCRAFT. WITH ITS EXTENSIVE PRODUCT LINE-UP, AEROSPACE IS WELL POSITIONED TO CAPITALIZE ON THE GROWTH OF THE BUSINESS AIRCRAFT MARKET AS WELL AS ON THE AIRLINE INDUSTRY'S SHIFT TOWARD LARGER REGIONAL JETS AND TURBOPROPS.

I. OVERVIEW

The Aerospace section of the MD&A is structured by business unit. The table below presents the business units' main products and services:

Business Aircraft	**Regional Aircraft**	**Aircraft Services and New Commercial Aircraft Program**	***Flexjet* and *Skyjet***
NARROW-BODY BUSINESS JETS · *Learjet 40/40 XR* · *Learjet 45/45 XR* · *Learjet 60/60 XR* WIDE-BODY BUSINESS JETS · *Challenger 300* · *Challenger 604* · *Challenger 605* · *Challenger 800* Series[1] · *Bombardier Global 5000* · *Global Express/Global Express XRS*	REGIONAL JETS · *CRJ200* · *CRJ700* · *CRJ705* · *CRJ900* TURBOPROPS · *Q200* · *Q300* · *Q400*	· Parts logistics · Aircraft maintenance · Customer training · Military aviation training · *CSeries* · Amphibious aircraft · Government and missionized aircraft	· Aircraft fractional ownership · Hourly flight entitlement programs

1 The orders, deliveries and market share of the corporate airliner category represented by the *Challenger 800* Series, are shown in the regional aircraft section of this MD&A.

Forward-looking statements

Forward-looking statements in the Aerospace section of this MD&A are based on:

- current backlog and estimated future order intake based on:
  - similar levels of business aircraft demand from the United States ("U.S.") market and increased demand from emerging markets;
  - increased demand from regional airlines in the U.S. following their restructuring, as well as an increased demand for turboprops; and
  - expected growth in after-market services.
- continued deployment of strategic initiatives related to cost reductions.

HIGHLIGHTS

- EBIT OF $266 MILLION, COMPARED TO $203 MILLION LAST FISCAL YEAR, AN INCREASE OF 31%.
- FREE CASH FLOW OF $900 MILLION, AN IMPROVEMENT OF $518 MILLION.
- 186 DELIVERIES AND 210 NET ORDERS FOR BUSINESS AIRCRAFT, AN INCREASE OF 45% AND 36%, RESPECTIVELY.
- 149 DELIVERIES AND 90 NET ORDERS FOR REGIONAL AIRCRAFT, A DECREASE OF 26% AND 32%, RESPECTIVELY.
- THIRD CONSECUTIVE YEAR OF INCREASE IN TOTAL DELIVERIES.
- TOTAL PERMANENT FINANCING ARRANGED BY THE CORPORATION IN CONNECTION WITH THE SALE OF REGIONAL AIRCRAFT AMOUNTED TO $2.9 BILLION IN FISCAL YEAR 2006.
- LAUNCHED THE *CHALLENGER 605* AND *LEARJET 60 XR* AIRCRAFT DERIVATIVE PRODUCTS. AEROSPACE ALSO LAUNCHED BOMBARDIER CORPORATE SHUTTLE SOLUTIONS, A COMPLETE FAMILY OF CORPORATE SHUTTLE JETS COMPRISED OF THE *CHALLENGER 850, 870* AND *890* AIRCRAFT.
- ON JANUARY 31, 2006, THE CORPORATION ANNOUNCED THAT PRESENT MARKET CONDITIONS, ESPECIALLY GIVEN THE FINANCIAL INSTABILITY OF MANY U.S. AIRLINES, DID NOT JUSTIFY THE LAUNCH OF THE *CSERIES* PROGRAM AT THIS TIME.


EBIT BEFORE SPECIAL ITEMS
F2004
F2005
F2006
419
5.1%
203
2.5%
266
3.3%
(IN MILLIONS OF DOLLARS)


NET AIRCRAFT ORDERS
F2004
F2005
F2006
231
91
140
287
154
133
300
210
90
(IN UNITS)
BUSINESS AIRCRAFT
REGIONAL AIRCRAFT
TOTAL

BUSINESS ENVIRONMENT

Business aircraft

There was continued strong demand in the business aircraft market during fiscal year 2006. The underlying economic conditions that influence business aircraft demand in the U.S., namely U.S. real gross domestic product (adjusted for inflation) ("GDP") growth and corporate profits, remained healthy during calendar year 2005. There is an increasingly competitive environment demonstrated by the introduction in the market of five derivatives and two new products at the National Business Aviation Association ("NBAA") show in calendar year 2005.

The U.S. continues to be the dominant market; however, international markets have gained significant momentum in recent years, supported by emerging eastern European economies and the strengthening of the euro compared to the U.S. dollar. The pricing for new business aircraft is firming up due to the increase in business aircraft demand combined with the lower inventory level of pre-owned business jets. The increase in demand for business aircraft has had a positive effect on the aircraft fractional ownership and hourly flight time entitlement markets.

Regional aircraft
Over the last several years, the U.S. airline industry has experienced year-over-year downward pressure on yields (defined as revenue per passenger mile) and rising costs, particularly as a result of higher fuel prices. The U.S. airline industry continues to be in a period of restructuring (see Market drivers section under regional aircraft in this MD&A). Regional airlines generally operate regional aircraft (jets and turboprops) up to 90 seats in a domestic route network. Mainline airlines generally operate narrow-body and wide-body jet aircraft over 90 seats in a network consisting of both domestic and international routes. Pilot scope clauses continue to loosen, thus permitting larger numbers of 70- to 90-passenger regional jets to be flown by the pilots of regional airlines affiliated with mainline airlines through a code-sharing agreement. In the regional jet sector, new aircraft demand has shifted from smaller to larger regional aircraft (such as the shift from the 50-passenger *CRJ200* aircraft to the 70-passenger *CRJ700* and 86-passenger *CRJ900* aircraft). The appeal of the larger *CRJ* Series aircraft models is greater seating capacity and lower unit (seat-mile) costs. Due to the superior economics offered by the lower fuel-burning turboprops, this sector experienced a significant increase in worldwide orders.

GOALS/STRATEGY
The primary goal is to improve EBIT margin to 8% over the next two to four years. Improved and sustained profitability will be achieved through focusing all employees on three priorities and targeted revenue growth.

Priorities
Engaging all employees and providing a safe and rewarding workplace
- An "Achieving Excellence" program has been established, providing a process whereby Aerospace employees can benchmark their team's performance against the highest industry standards and develop plans to achieve those levels.
- Focusing on talent management through the annual leadership review with the purpose of ensuring that key management positions can be filled internally.

Providing an amazing customer experience
- By improving customer satisfaction and generating operating synergies through the consolidation of all after-market services including training, *CSeries,* amphibious and missionized programs into one business unit called Aircraft Services and New Commercial Aircraft Program;
- by investing in after-market support initiatives;
- by providing product commonality in both regional jets and turboprops; and
- by continually upgrading Aerospace's product offering to meet evolving customer needs.

Reducing operating costs through waste elimination
- By optimizing Aerospace's supplier base strategy to reduce waste in the supply chain and to reduce the total acquisition cost of procured products;
- by continuing to optimize Aerospace's industrial strategy and developing low-cost manufacturing capacity and capability; and
- by pursuing outsourcing initiatives.

Targeted revenue growth
In addition to the three priorities previously discussed, Aerospace will achieve its goal of an increased EBIT margin by growing revenue through the following:
- leveraging existing aircraft platforms;
- investing in key product improvements;
- building on Aerospace's strong presence in key emerging markets such as China, eastern Europe, India and Latin America;
- leveraging the strong business aircraft order backlog and continued strength in business aircraft demand to improve pricing for business aircraft; and
- improving market share for regional aircraft by continuing to focus on the operating economics of the current platforms versus the competition, by exploring opportunities for the *CRJ200* aircraft in the cargo market and by considering potential options for proven *CRJ* Series and *Q-Series* platforms in the 80- to 100-seat aircraft market.

AIRCRAFT DELIVERIES
Total aircraft deliveries were as follows for fiscal years:

	2006	2005
Business aircraft (including those of the fractional ownership program)	**186**	128
Regional aircraft	**149**	200
Amphibious aircraft	**2**	1
	337	329

The increase in total deliveries is mainly due to higher deliveries of all business aircraft models. This increase was partially offset by lower deliveries in regional aircraft, mainly the *CRJ200* aircraft. Despite the continuing challenges facing the U.S. airline industry, Aerospace delivered approximately the same number of larger *CRJ700, CRJ705* and *CRJ900* aircraft in aggregate in fiscal year 2006 compared to fiscal year 2005. Two *Bombardier 415* amphibious aircraft were delivered during fiscal year 2006. Production of the amphibious firefighting and surveillance aircraft resumed during fiscal year 2006, in response to an improved market.

Aerospace expects total aircraft deliveries for fiscal year 2007 to remain at a similar level to that of fiscal year 2006.

AIRCRAFT DELIVERIES

F2004
F2005
F2006
324
329
337
232
89
200
128
186
149
(IN UNITS)
BUSINESS AIRCRAFT
REGIONAL AIRCRAFT
TOTAL

Total aircraft deliveries include two amphibious aircraft for F2006 (one and three for F2005 and F2004 respectively).

ANALYSIS OF RESULTS

Aerospace's results were as follows for fiscal years:

	2006	2005
Segmented revenues		
Manufacturing		
Business aircraft	**$3,127**	$2,063
Regional aircraft	**2,893**	3,604
Other	**332**	237
Total manufacturing revenues	**6,352**	5,904
Services[1]	**1,208**	1,116
Other[2]	**527**	960
Total segmented revenues	**8,087**	7,980
Cost of sales	**6,925**	6,922
Margin	**1,162**	1,058
Operating expenses[3]	**490**	444
EBITDA	**672**	614
Amortization	**406**	411
EBIT	**$ 266**	$ 203
(as a percentage of total segmented revenues)		
Margin	**14.4%**	13.3%
EBITDA	**8.3%**	7.7%
EBIT	**3.3%**	2.5%

1 Includes revenues from spare parts, fractional ownership and hourly flight entitlement programs' service activities, product support activities and military aviation training.
2 Includes mainly sales of pre-owned aircraft.
3 Comprised of selling, general and administrative and research and development expenses.

Manufacturing revenues

The $448-million increase is mainly due to:
- increased deliveries and improved selling prices of business aircraft;
- increased deliveries of *Q300* turboprops;
- higher selling prices for the turboprops;
- additional fractional share revenues; and
- an additional delivery of the *Bombardier 415* amphibious aircraft.

Partially offset by:
- lower deliveries of *CRJ200* aircraft.

Service revenues

The $92-million increase is mainly due to:
- higher revenues from military aviation training due to significant progress on a contract; and
- higher revenues from fractional ownership and hourly flight entitlement programs related services.

Partially offset by:
- the sale of a Bombardier amphibious aircraft search and rescue package to Greece in fiscal year 2005.

Other revenues

The $433-million decrease is mainly due to lower volume of pre-owned business aircraft available for sale as a result of fewer trade-ins.

Margin percentage

The 1.1 percentage-point increase is mainly due to:
- increased deliveries and improved selling prices of business aircraft;
- improved margin on the larger capacity *CRJ* Series aircraft;
- improved margin on pre-owned aircraft; and
- lower severance and other involuntary termination costs.

Partially offset by:
- lower deliveries of *CRJ200* aircraft;
- lower margin on spare parts; and
- lower margin from the rental of pre-owned commercial aircraft.

Operating expenses
The $46-million increase is mainly due to higher costs relating to the *CSeries* aircraft feasibility study and to higher marketing expenses resulting from increased business aircraft activities.

Amortization
The $5-million decrease is mainly due to lower assets under operating leases related to long-term financing of regional aircraft, partially offset by an increase in the amortization of program tooling.

PROGRAM INFORMATION
The carrying amounts of excess-over-average production costs ("EOAPC") included in Inventories, and program tooling costs included in Property, plant and equipment, were as follows as at January 31:

			2006			2005
PROGRAM FAMILY	EOAPC	PROGRAM TOOLING	TOTAL	EOAPC	PROGRAM TOOLING	TOTAL
Business aircraft						
Learjet Series	**$221**	**$ 111**	**$ 332**	$254	$ 158	$ 412
Challenger 300	**140**	**414**	**554**	117	429	546
Challenger 604/605	**–**	**38**	**38**	–	19	19
Global Series	**319**	**351**	**670**	411	430	841
Regional aircraft						
CRJ Series	**54**	**413**	**467**	83	441	524
Q-Series	**23**	**64**	**87**	54	61	115
	$757	**$1,391**	**$2,148**	$919	$1,538	$2,457

EOAPC AND PROGRAM TOOLING
(AS AT JANUARY 31)

	2004	2005	2006
Total	2.7	2.5	2.1
Regional aircraft	0.8	0.6	0.6
Business aircraft	1.9	1.8	1.6

(IN BILLIONS OF DOLLARS)
BUSINESS AIRCRAFT   REGIONAL AIRCRAFT

The decrease in EOAPC is mainly due to the majority of programs having reached the point where the actual unit cost is less than the average unit cost recognized in income.

The decrease in program tooling is mainly due to the benefit arising from leveraging prior investments in product platforms, resulting in a lower investment in programs under development or in their early phases of production, compared to amortization of programs under commercial production. Amortization of program tooling amounted to $254 million for fiscal year 2006, compared to $244 million for fiscal year 2005.

The following table presents accounting program quantities and remaining deliveries for programs with an EOAPC balance outstanding as at January 31, 2006:

PROGRAM FAMILY	ACCOUNTING PROGRAM QUANTITIES	REMAINING DELIVERIES[1]
Business aircraft		
Learjet Series	725	284
Challenger 300	300	213
Global Series	450	264
Regional aircraft		
CRJ Series[2]	550	251
Q-Series[2]	225	15

1 Remaining deliveries include 74 firm orders of *CRJ700*, *CRJ705* and *CRJ900* and 15 firm orders of *Q-Series* turboprops. There are an additional 69 firm orders, beyond the current accounting program quantity, in the backlog for the *Q-Series* turboprops.
2 Excludes *CRJ200* and *Q200* aircraft, which had no EOAPC balance outstanding as at January 31, 2006.

PRODUCT DEVELOPMENT

During fiscal year 2006, Aerospace invested $338 million in product development, representing 5.3% of manufacturing revenues, compared to $298 million during fiscal year 2005, or 5.0% of manufacturing revenues.

PRODUCT DEVELOPMENT

F2004	F2005	**F2006**
265	298	338

(IN MILLIONS OF DOLLARS)

PROGRAM TOOLING
PROGRAM CHANGE AND ENGINEERING
RESEARCH AND DEVELOPMENT

Product development costs consisted of the following for fiscal years:

	2006	2005
Research and development[1]	**$ 92**	$ 62
Program change and engineering[2]	**108**	110
Program tooling[3]	**138**	126
	$338	$298

1 Included in Research and development in the consolidated statements of income.
2 Included in Cost of sales in the consolidated statements of income.
3 Capitalized in Property, plant and equipment in the consolidated balance sheets.

Research and development costs were higher during fiscal year 2006, mainly due to the *CSeries* aircraft feasibility study.

ORDER BACKLOG

Aerospace's order backlog was as follows as at January 31:

(IN BILLIONS OF DOLLARS)

	2006	2005
Aircraft programs	**$ 9.6**	$ 9.1
Military aviation training	**1.1**	1.1
	$10.7	$10.2

The year-over-year increase is mainly due to strong order intake for business aircraft and turboprops, partially offset by a declining order backlog for *CRJ* Series aircraft.

WORKFORCE AND LABOUR RELATIONS

The total number of employees and the percentage of employees covered by collective agreements were as follows as at January 31:

	2006	2005
Total number of employees	**26,800**	27,100
Percentage of employees covered by collective agreements	**56%**	56%

The 1% decrease in the total number of employees is mainly due to terminations as a result of the previously announced workforce reductions relating to the realignment of the production rate of the 50-passenger *CRJ200* aircraft. Substantially all of the terminations took place during fiscal year 2006. There are approximately 355 remaining layoffs, which should be completed by July 2006.

On January 31, 2006, the Corporation announced that present market conditions did not justify the launch of the *CSeries* program at this time. The majority of *CSeries* employees will be redirected to the development of regional jet and turboprop aircraft opportunities to address regional airlines' future needs in the 80- to 100-seat aircraft market. A small team of approximately 50 employees will remain with the *CSeries* program to further develop its business plan. The decision not to launch the *CSeries* program at this time did not give rise to additional workforce reduction charges in fiscal year 2006.

In fiscal year 2007, collective agreements with the following unions are up for renewal:

- ***Montréal***–During fiscal year 2006, the Corporation reached an agreement for a new six-year collective agreement with the International Association of Machinists and Aerospace Workers 712 ("IAMAW"), the largest union, covering approximately 5,300 employees in Montréal, beginning in December 2005. The agreement was conditional on the assembly of the *CSeries* aircraft being performed in the Montréal area. As a result of the Corporation's decision not to launch the *CSeries* program at this time, this collective agreement is being renegotiated.
- ***Wichita***–The IAMAW collective agreement, covering approximately 1,400 employees in Wichita, expires on October 2, 2006.
- ***Toronto***–The Canadian Auto Workers ("CAW") collective agreement, covering approximately 2,500 employees in Toronto, expires on June 22, 2006.
- ***Belfast***–The Amicus, the Amalgamated Transport & General Workers Union and the General Machinists & Boilermakers collective agreements, covering approximately 4,300 employees in Belfast, expire on January 24, 2007.

II. BUSINESS AIRCRAFT

MARKET DRIVERS

There was a total of 750 business jets delivered in calendar year 2005, according to data from General Aviation Manufacturers Association ("GAMA"), which is slightly short of the peak reached in calendar year 2001.

U.S. economic performance

The U.S. market still remains the dominant market for sales of business aircraft. A strong U.S. economy with steady real GDP growth and increasing corporate profits generally translate into stronger aircraft deliveries. According to the Blue Chip Economic Indicators report, published on February 10, 2006, the growth in U.S. real GDP was 3.5% for calendar year 2005 (3.7% for calendar year 2004). A recent Honeywell Aerospace forecast indicates that, should U.S. real GDP growth exceed the 3% range over the next 12 to 18 months, the strength of the business aircraft market is expected to continue.

International markets

During calendar year 2005, there was an increase in the percentage of sales made outside of North America for all manufacturers. The weakening of the U.S. dollar in recent years, in comparison to the euro, the result of stronger economic performance in Europe, and the emergence of new markets, such as China, eastern Europe and India, have helped stimulate sales internationally.

Pre-owned business jet inventory level and fair market values

The level of pre-owned business jet inventory, as well as the price that these aircraft are selling for (fair market values), are key drivers for the industry. As the inventory level of pre-owned aircraft increases, their prices may drop, making it more affordable for buyers to purchase pre-owned aircraft. When the availability of pre-owned aircraft on the market is low, their prices may increase, and thus the price gap to buy a new aircraft diminishes, making the choice of a new aircraft more attractive to potential buyers. According to monthly extracts of the Jetnet database, the number of pre-owned business jet inventory available for sale amounted to 1,602 units as at December 31, 2005, compared to 1,786 units as at December 31, 2004, representing a 10% decline. This decline contributed to increased fair market values for pre-owned business jets.

New aircraft model introductions

The introduction of new aircraft models stimulates demand for business aircraft. As new products are introduced, the consumer is given more choice of models at varying prices and performance points. A new product introduction may attract new potential buyers to the market if the model meets their needs in terms of price and capability. Consumers who already own a business aircraft may be tempted to upgrade their present model with a more sophisticated model, which offers the latest in terms of technological advances. Other potential buyers may be attracted to a new product offering in a category in which there was no product offering before.

In fiscal year 2006, Aerospace introduced the *Learjet 60 XR* and *Challenger 605* aircraft derivatives and launched the *Challenger 800* Series aircraft.

COMPETITION

The overall business jet aircraft market is segmented into narrow-body and wide-body aircraft, based on cabin size, range and price of aircraft. Narrow-body aircraft is further segmented into four distinct categories, which range from smallest to largest: very light, light, super light and midsize. The wide-body aircraft is further segmented into five distinct categories, which range from smallest to largest: super midsize, large, super large, ultra long range and corporate airliner. The orders, deliveries and market share of the corporate airliner category, represented by the *Challenger 800* Series aircraft, are shown in the Regional aircraft section in this MD&A.

Aerospace's major competitors in the narrow-body business jet category are: Cessna Aircraft Company ("Cessna"), a subsidiary of Textron Inc., Raytheon Aircraft ("Raytheon"), a subsidiary of the Raytheon Company, and Embraer Executive Jets, a subsidiary of Embraer-Empresa Brasileira de Aeronáutica SA ("Embraer"). Aerospace's main competitors in the wide-body business jet category are: Gulfstream Aerospace Corporation ("Gulfstream"), a subsidiary of General Dynamics, and Dassault Aviation ("Dassault").

The table below illustrates Aerospace's major competitors by category (the shaded areas represent categories in which Aerospace's competitors have a product offering or a product under development):

	NARROW-BODY				WIDE-BODY			
	VERY LIGHT	LIGHT	SUPER LIGHT	MIDSIZE	SUPER MIDSIZE	LARGE	SUPER LARGE	ULTRA LONG RANGE
Aerospace[1]		*L40/ L40 XR*	*L45/ L45 XR*	*L60/ L60 XR*	*CL300*	*CL604/ CL605*	*G5000*	*GEX/ GEX XRS*
Cessna	■	■	■	■	■			
Raytheon	■	■		■	■			
Embraer	■	■						
Gulfstream				■	■	■	■	■
Dassault					■	■	■	■

1 L refers to *Learjet*, CL to *Challenger*, G to *Global* and GEX to *Global Express*.

PRODUCT DEVELOPMENT

- In November 2005, Aerospace launched the *Challenger 605* aircraft, which features an advanced cockpit, a more spacious restyled interior and an increased payload capacity offering additional flexibility to add more options, passengers or fuel. In January 2006, the *Challenger 605* aircraft successfully completed its first flight.
- In November 2005, Aerospace launched the *Learjet 60 XR* aircraft. This model retains the combination of value and high-speed performance of the *Learjet 60* aircraft, while adding an advanced cockpit, together with a stand-up cabin redesigned for style, comfort and functionality.
- In November 2005, Transport Canada ("TC"), the U.S. Federal Aviation Administration ("FAA") and the European Aviation Safety Agency ("EASA") granted full operational approval for the Bombardier Enhanced Vision System ("BEVS"). This system, available on *Bombardier Global 5000, Global Express* and *Global Express XRS* aircraft, provides pilots with improved situational awareness and the ability to observe runway lights and the runway environment in difficult operating conditions.
- In May 2005, Aerospace launched Bombardier Corporate Shuttle Solutions, a complete family of corporate shuttle jets, backed by a full team from engineering, program planning, sales and customer support. Based on the *CRJ* Series platform, the *Challenger 850, 870* and *890* aircraft offer the proven advantages of a wide-body cabin, low direct operating costs, dispatch reliability and ease of maintenance.

AIRCRAFT DELIVERIES

Business aircraft deliveries were as follows for fiscal years:

			2006			2005
		FLEXJET	**TOTAL**		***FLEXJET***	**TOTAL**
Narrow-body business jets						
Learjet 40/40 XR	**20**	**4**	**24**	11	3	14
Learjet 45/45 XR	**29**	**2**	**31**	23	–	23
Learjet 60	**14**	**–**	**14**	10	–	10
Wide-body business jets						
Challenger 300	**44**	**8**	**52**	21	7	28
Challenger 604	**35**	**–**	**35**	31	–	31
Bombardier Global 5000	**14**	**–**	**14**	9	–	9
Global Express/Global Express XRS	**16**	**–**	**16**	13	–	13
	172	**14**	**186**	118	10	128

The 45% increase in business aircraft deliveries mainly resulted from the ramp-up in production of newer models (*Challenger 300* and *Learjet 40* aircraft), the introduction of new derivatives (mainly *Learjet 40 XR* and *Learjet 45 XR* aircraft), as well as from the strengthening of the business aircraft market. There was an increase in deliveries in all business aircraft models.


BUSINESS AIRCRAFT DELIVERIES
F2004
F2005
F2006
186
128
89
117
81
48
41
47
69
(IN UNITS)
NARROW-BODY
WIDE-BODY

NET ORDERS

During fiscal year 2006, Aerospace received 210 net orders for business aircraft, compared to 154 net orders during fiscal year 2005, which represents a 36% increase. The level of net orders received in fiscal year 2006 is at its highest level since fiscal year 2000. The increase reflects the continued strength of the business aircraft market, strong product positioning on the market and Aerospace's continuous investments to meet evolving customer needs.

The order backlog for business aircraft remains strong for each product family.

MARKET SHARE

Aerospace competes in eight out of the nine market categories, which, on a revenue basis, represent 97% in calendar year 2005 (compared to 96% in calendar year 2004) of the total business aircraft market. Orders, deliveries and market share of the corporate airliner category are shown in the regional aircraft section of this MD&A.

Assessment of market share in the business aircraft industry is based on delivery data from GAMA for the calendar year, and therefore does not correspond with the number of aircraft deliveries recorded during the Corporation's fiscal year ended January 31. For some competitors, GAMA only provides the information by product family. In these cases, Aerospace estimates the deliveries by category using the FAA records, other databases, historical trends and competitive intelligence.

Total deliveries and Aerospace's market share of the business aircraft market in which it competes were as follows for calendar years:

		2005			2004		
			AEROSPACE			AEROSPACE	
CATEGORY	PRODUCT	TOTAL MARKET (IN UNITS)[1]	TOTAL DELIVERIES (IN UNITS)	MARKET SHARE	TOTAL MARKET (IN UNITS)[1]	TOTAL DELIVERIES (IN UNITS)	MARKET SHARE
Light	*Learjet 40/40 XR*	**156**	**21**	**13%**	100	17	17%
Super light	*Learjet 45/45 XR*	**92**	**28**	**30%**	77	22	29%
Midsize	*Learjet 60*	**126**	**18**	**14%**	71	9	13%
Super midsize	*Challenger 300*	**91**	**50**	**55%**	67	28	42%
Large	*Challenger 604*	**71**	**36**	**51%**	82	29	35%
Super large	*Bombardier Global 5000*	**55**	**17**	**31%**	37	4	11%
Ultra long range	*Global Express/ Global Express XRS*	**49**	**13**	**27%**	48	20	42%
		640	**183**	**29%**	482	129	27%

1 Deliveries of the very light category (71 units in calendar year 2005 and 84 units in calendar year 2004) are not included in the market total shown above since Aerospace has no product offering in this category.

In calendar year 2005, the 33% increase in the total market, and the two-percentage-point increase in Aerospace's market share in categories in which it competes, reflect mainly the ramp-up in production of the *Challenger 300* aircraft and the overall strengthening of the business aircraft market, due to robust economic conditions and growth in emerging markets.

BUSINESS AIRCRAFT MARKET SHARE


2003
2004
2005
29%
27%
20%

OUTLOOK

In the market categories in which Aerospace competes, it is expected that competition will remain intense over the next few years, as all manufacturers will be offering product upgrades to stimulate demand.

The U.S. real GDP growth consensus estimate, according to Blue Chip Economic Indicators consensus of 53 top economists, dated February 10, 2006, is 3.3% for calendar year 2006, which should support continued strength in the business aircraft market this coming year. According to a report issued by the Transportation Research Board of the FAA, dated January 2006, for the market categories in which Aerospace competes, the consensus forecast is for 650 annual deliveries, on average, over the next 10 years. This figure compares to the 500 units delivered annually during the 1996-2005 period.

Increasing energy costs, the possible introduction of user fees (a charge for those who utilize the air traffic control system regardless of the size of the aircraft) and proposed reduced tax breaks on "personal and entertainment" use of business aircraft could dampen demand for business aircraft in the U.S. Emerging markets, such as China, India and eastern European countries offer the most potential for developing business aircraft operations and associated infrastructure.

During calendar year 2005, Aerospace regained its leadership position in the business aircraft market on a revenue basis. Aerospace is well positioned to benefit from sustained market growth in business aircraft. Aerospace has the broadest line of products in the market, and offers customers total transportation solutions, including business charter services (*Skyjet*), fractional ownership (*Flexjet*) and corporate shuttles (Bombardier Corporate Shuttle Solutions).

III. REGIONAL AIRCRAFT

MARKET DRIVERS

Economic environment

Airlines continue to restructure their networks and to rely on their regional airline partners to provide smaller units of capacity at competitive costs to supplement and replace their own larger aircraft capacity, as well as to open new markets. This has contributed significantly to the growth of the regional airline industry as outlined in the table hereafter (Annual year-over-year increases in U.S. airline traffic).

The U.S. airline industry continues to face financial challenges and has undergone some major restructuring.

- Delta Air Lines sold Atlantic Southeast Airlines ("ASA") to SkyWest, Inc. ASA is now a wholly owned subsidiary of SkyWest Holdings Inc. SkyWest Holdings Inc. has since converted 18 orders of *CRJ200* aircraft in the order backlog to *CRJ700* aircraft and has placed an additional order for four *CRJ700* aircraft during fiscal year 2006.
- US Airways, another one of Aerospace's regional aircraft customers, recently merged with America West to form a new carrier called US Airways and emerged from the U.S. Bankruptcy Act Code ("Chapter 11"). Since US Airways has emerged from Chapter 11, Aerospace has been in negotiations for the affirmation of 30 aircraft in the order backlog.
- On February 1, 2006, UAL Corporation, the holding company whose primary subsidiary is United Airlines, announced that it had formally exited Chapter 11. A significant number of *CRJ* Series aircraft are operated by independent regional airline affiliates under the brand United Express. United Airlines has no ownership position in its regional affiliates.

- Aerospace customers Delta Air Lines, Northwest Airlines, Mesaba Airlines, and FLYi ("Independence Air") have filed under Chapter 11. FLYi operations ceased on January 5, 2006, and the airline is being liquidated under U.S. bankruptcy law.
- These developments have resulted in certain *CRJ100/200* aircraft being returned to their lessors or otherwise idled as described below:
  - Northwest Airlines elected to return 15 *CRJ200* aircraft to lessors as part of Northwest's reorganization plan.
  - Delta Air Lines announced its intention to remove up to 30 *CRJ100/200* aircraft operated by Comair, Inc. from revenue service.
  - The cessation of operations at Independence Air resulted in 58 *CRJ200* aircraft being removed from service.
- Based on the above, the number of *CRJ100/200* aircraft that can be returned to lessors or otherwise idled is approximately 100. This represents approximately 10% of the world's *CRJ100/200* aircraft fleet. Aerospace is working directly with the owners and operating lessees of these aircraft to remarket them, particularly outside the traditional U.S. market and with newer airlines. The remainder of the fleet remains in active revenue service, as smaller regional jets continue to play a crucial role in the U.S. network, and will help the airlines to open new markets and provide route frequency in off-peak times.

Availability of aircraft financing

The availability of regional aircraft financing continues to be a major challenge. Aircraft ownership costs represent a significant portion of operating expenses for most airlines. As a result, the availability of attractive financing is an important part of the business plans of Aerospace customers. Globally, aircraft financing has been affected by strained airline cash flows. In addition, the U.S. airline industry has been particularly affected by the incidence of major airline bankruptcies. Aerospace has worked and continues to work closely with leading financial institutions to assist regional airline customers obtain financing.

Revenue passenger miles and available passenger capacity

Mainline airlines continued outsourcing routes to their regional partners to reduce costs. Regional airlines are shifting new aircraft purchases to larger capacity aircraft from the 30- and 50-seat aircraft to the 70- and 90-seat aircraft. This shift is due to lower seat-mile costs offered by the larger aircraft, which helps to maintain the airlines' profitability even in a depressed fare environment. Also, additional seats allow the airlines to serve more passengers, as passenger traffic recovers from a low level following the September 11, 2001 event.

According to an *Airline Monitor* report dated January/February 2006, in calendar year 2005, U.S. regional airlines posted a strong annual year-over-year percentage increase in Revenue Passenger Miles ("RPM") and in Available Seat Miles ("ASM") compared to mainline airlines as demonstrated by the table below:

Annual year-over-year increases in U.S. airline traffic

	2005		2004[3]	
	REGIONAL AIRLINES	MAINLINE AIRLINES	REGIONAL AIRLINES	MAINLINE AIRLINES
RPM[1]	21.3%	4.7%	28.2%	9.4%
ASM[2]	17.6%	1.8%	23.9%	6.3%

1 RPM is a measure of paying passenger traffic and represents passenger demand for air transport, defined as one fare-paying passenger transported one mile.
2 ASM is a measure of available passenger capacity and represents one seat carried for one mile, whether a passenger occupies it or not.
3 The calendar year 2004 figures have been restated by *Airline Monitor*.

Fuel prices

The increases in the price of crude oil, which began in mid-2003, continue to put pressure on the airlines' results. As a consequence, the mainline airlines continue to outsource routes to their regional partners to reduce costs. The regional airlines are shifting new aircraft purchases to larger capacity aircraft, which offer lower seat-mile costs and which help to maintain the airlines' profitability even in a depressed fare environment.

Turboprop economics, built on significantly lower maintenance, fuel and acquisition costs for short-haul flights, have become more appealing with higher fuel prices.

Scope clauses

Scope clauses in pilot union agreements, restricting the operation of smaller jetliners by major airlines or by their regional affiliates, are gradually moving toward larger capacity regional aircraft in order to allow the mainline airlines and the regional airlines to better compete in low-yield environments. Notable examples of more liberalized scope clauses are at Delta, United, US Airways and Air Canada/Jazz Air Inc.

COMPETITION

Aerospace's main competitors are Embraer in the regional jet category and the European consortium Avions de Transport Régional ("ATR") in the turboprop category.

The table below illustrates Aerospace's competitors by category, in the categories in which Aerospace competes. The shaded areas represent categories in which Aerospace's competitors have a product offering.

	REGIONAL JETS				TURBOPROPS		
	20–39	40–59	60–79	80–90	20–39	40–59	60–90
Aerospace		Product commonality *CRJ200*	*CRJ700/705*	*CRJ900*	Product commonality *Q200*	*Q300*	*Q400*
Embraer	■	■	■	■			
ATR						■	■

Aerospace has families of aircraft offering commonality in the regional jet and turboprop categories.

Regional jets

The *CRJ* Series family of aircraft offers regional airlines a network solution with products ranging from 40 to 86 passengers with product commonality, which includes common crew qualification, spare parts and maintenance procedures. Aerospace believes that this family has an economic advantage over competing aircraft due to their superior speed, better fuel efficiency and lower maintenance costs.

Turboprops

The *Q-Series* family of turboprops offers products ranging from 37 to 78 passengers with product commonality, which includes common crew qualification, spare parts and maintenance procedures. The *Q400* aircraft competitive advantage is its superior economics as it offers the lowest cost per seat in the industry. It also offers an extended range and jet-like speed, which allows regional airlines to operate the *Q400* aircraft in markets not traditionally served by turboprop aircraft.

PRODUCT DEVELOPMENT

Approval was obtained for four *CRJ* Series aircraft enhancement programs from TC:

- The *CRJ900* aircraft Enhanced Performance Packages ("EPP") provide improved take-off and landing performance, increased range and contribute to lower fuel consumption.
- The *CRJ900* LR (long range) aircraft provides an increased payload and can carry a full passenger load more than 2,103 miles (3,385 km), an increase of 270 miles (435 km) over the *CRJ900* ER (extended range) aircraft.

- The *CRJ700* engine upgrade provides operators with savings of up to 15% in engine maintenance costs over 15 years. In addition, the upgrade allows operators to carry a single spare engine type to support a mixed *CRJ700/705/900* aircraft fleet, simplifying fleet management and significantly reducing spares investment.
- The *CRJ705*, the 75-seat regional jet first delivered to Air Canada in May 2005, also incorporates the EPP.

In addition, the *CRJ700* aircraft received certification with noise levels that are below the latest stringent International Civil Aviation Organization ("ICAO") Stage IV requirements. Like its larger sibling, the *CRJ900* aircraft (the first commercial aircraft to achieve Stage IV compliance), the *CRJ700* aircraft will have improved operational flexibility at noise-sensitive airfields.

Developments for the *Q400* aircraft include an enhanced navigation package for improved pilot situation awareness/ productivity. In addition, an optional Enhanced High Gross Weight variant is now available, increasing payload capacity by 1,000 pounds (454 kg) over the High Gross Weight variant.

AIRCRAFT DELIVERIES

Regional aircraft deliveries were as follows for fiscal years:

	2006	2005
Regional jets		
CRJ200[1]	44	100
CRJ700	50	64
CRJ705	15	–
CRJ900	12	14
Turboprops		
Q200	1	1
Q300	11	5
Q400	16	16
	149	200

1 Includes 11 deliveries of the corporate airliner category aircraft in fiscal year 2006 (three deliveries in fiscal year 2005).

The 26% decrease in regional aircraft deliveries is mainly due to lower deliveries of *CRJ200* aircraft, consistent with current market trends, which indicate a reduction in demand for the 50-passenger regional jets.

REGIONAL AIRCRAFT DELIVERIES

	F2004	F2005	F2006
Total	232	200	149
Q-SERIES	18	22	28
CRJ700/705/900	62	78	77
CRJ200	152	100	44

(IN UNITS)

CRJ200 *CRJ700/705/900* *Q-SERIES*

ORDERS AND BACKLOG

Aerospace received the following significant net orders for fiscal year 2006:

CUSTOMER	AIRCRAFT	NUMBER
Regional jets		
SkyWest	*CRJ700*	24
Deutsche Lufthansa AG	*CRJ900*	12
GoJet Airlines	*CRJ700*	4
Atlasjet	*CRJ900*	3
Turboprops		
Porter Airlines	*Q400*	10
Jeju Air	*Q400*	5
Horizon Air	*Q400*	5
FlyBE	*Q400*	4
Carribean Aircraft Leasing (BVI) Limited	*Q300*	4

Regional aircraft orders received by aircraft type were as follows as at January 31:

				2006[1]	2005[1]
	ORDERS	SWAPS	CANCELLATIONS/ REMOVALS	NET ORDERS	NET ORDERS
Regional jets					
CRJ200	**24**	**(23)**	**(16)**	**(15)**	25
CRJ700	**35**	**15**	**(6)**	**44**	25
CRJ705	**–**	**–**	**–**	**–**	15
CRJ900	**16**	**1**	**–**	**17**	6
Turboprops					
Q200	**2**	**–**	**–**	**2**	1
Q300	**8**	**–**	**–**	**8**	22
Q400	**27**	**7**	**–**	**34**	39
	112	**–**	**(22)**	**90**	133

1 Includes nine net orders of the corporate airliner category in fiscal year 2006 (five net orders in fiscal year 2005).

As a result of the filing by Northwest Airlines for reorganization under Chapter 11, Aerospace voluntarily removed 13 *CRJ200* aircraft, in the third quarter of fiscal year 2006, from its order backlog.

On March 14, 2005, GoJet Airlines placed an order for 10 *CRJ700* aircraft. Subsequently, the interest in six of the aircraft was transferred to General Electric Capital Aviation Services ("GECAS"). As a result, Aerospace relieved GECAS from its previous commitment to purchase six *CRJ700* aircraft, and the order backlog was reduced accordingly.

In the first quarter of fiscal year 2006, Eurowings cancelled three *CRJ200* aircraft.

In fiscal year 2006, 23 orders for the *CRJ200* aircraft, previously received from SkyWest and Air Nostrum, were swapped for 22 *CRJ700* aircraft and one *CRJ900* aircraft. In addition, Horizon Air transferred seven orders for the *CRJ700* regional jet for seven *Q400* turboprops.

The order backlog, as well as options and conditional orders for regional aircraft consisted of the following as at January 31, 2006:

	AIRCRAFT ON FIRM ORDER[1]	OPTIONS AND CONDITIONAL ORDERS
Regional jets		
CRJ200	17	342
CRJ700	51	336
CRJ705	–	15
CRJ900	23	20
Turboprops		
Q200	2	2
Q300	20	11
Q400	64	82
	177	808

1 There are 37 firm orders in the order backlog with conversion rights to other regional aircraft.

MARKET SHARE

Assessment of market share in the regional aircraft industry is calculated on the basis of gross order intake and aircraft deliveries recorded during the calendar year, which does not correspond to the number of gross order intake and aircraft deliveries recorded during the Corporation's fiscal year ended January 31.

Market share based on gross orders

Total gross order intake and Aerospace's market share in the market categories in which it competes were as follows for calendar years:

	2005			2004		
		AEROSPACE			AEROSPACE	
	WORLDWIDE MARKET (IN UNITS)[1]	GROSS ORDER INTAKE (IN UNITS)[1]	MARKET SHARE[1]	WORLDWIDE MARKET (IN UNITS)[1]	GROSS ORDER INTAKE (IN UNITS)[1]	MARKET SHARE[1]
CRJ Series	139[2]	**85**	**61%**	241[2]	157	65%
Q-Series	151[3]	**61**	**40%**	47[3]	35	74%
	290	**146**	**50%**	288	192	67%

1 Gross orders and market share for the corporate airliner category have been excluded from the above table, as the information is not available.
2 40- to 90-passenger aircraft.
3 20- to 90-passenger aircraft.
Source: Competitor reports.

In calendar year 2005, the worldwide regional aircraft market, measured by gross order intake, remained stable. However, there has been a significant change in the mix of aircraft ordered. For the first time in a number of years, turboprop orders exceeded regional jet orders with turboprops increasing by 221 percentage points and regional jets decreasing by 42 percentage points.

Aerospace's market share, in the categories in which it competes, decreased by 17 percentage points. This decrease is mainly a result of Aerospace's competitor obtaining two major orders for turboprops in India.

REGIONAL AIRCRAFT WORLDWIDE MARKET BASED ON GROSS ORDERS

	2003	2004	**2005**
Total	291	288	**290**
Turboprops	41	47	151
Regional jets	250	241	139

(IN UNITS)
REGIONAL JETS TURBOPROPS

REGIONAL AIRCRAFT MARKET SHARE BASED ON GROSS ORDERS



2003
2004
2005
56%
67%
50%

Market share based on deliveries

Total deliveries and Aerospace's market share in the market categories in which it competes were as follows for calendar years:

	2005			2004		
		AEROSPACE			AEROSPACE	
	WORLDWIDE MARKET (IN UNITS)	TOTAL DELIVERIES (IN UNITS)	MARKET SHARE	WORLDWIDE MARKET (IN UNITS)[4]	TOTAL DELIVERIES (IN UNITS)[4]	MARKET SHARE[4]
CRJ Series	**233**[1]	**125**	**54%**	309[1]	175	57%
Q-Series	**43**[2]	**28**	**65%**	32[2]	19	59%
Corporate airliners	**39**[3]	**5**	**13%**	26[3]	1	4%
	315	**158**	**50%**	367	195	53%

1 40- to 90-passenger aircraft.
2 20- to 90-passenger aircraft.
3 The worldwide market information for corporate airliners is from GAMA. The 2004 GAMA information has been restated to include Aerospace's deliveries in the corporate airliner category.
4 2004 figures have been restated, to separately identify the market share for corporate airliners.
Source: Competitor and GAMA reports.

In calendar year 2005, the worldwide regional aircraft market, measured by deliveries, decreased by 14%. This decrease is consistent with the current market trend, which indicates a reduction in demand for smaller regional jets.

In calendar year 2005, Aerospace's market share, in the categories in which it competes, decreased by three percentage points, mainly due to a decrease in market share for regional jets, partially offset by an increase in market share for turboprops.

OUTLOOK

In response to meeting airlines' requirements for aircraft with exceptional operating economics, Aerospace has started investigating potential options for the proven *CRJ* and *Q-Series* platforms in the 80- to 100-seat aircraft market.

Aerospace currently has two proven families of regional aircraft in service with 12 of the world's 20 largest airlines, their subsidiaries and affiliated companies (as per an *Air Transport World* report dated January 2006, based on revenue passenger miles from January to November 2005).

***CRJ* Series**

Competition for the 70- to 90-passenger regional jet market category will continue to be fierce. Aerospace believes that it is well positioned in this category given the economic advantage of its products, family commonality benefits across the 40- to 86-passenger *CRJ* Series aircraft and the large installed base for the *CRJ100/200* aircraft. Therefore, there is potential that these customers will upgrade to larger capacity *CRJ700, CRJ705* and *CRJ900* aircraft.

The larger models will drive future *CRJ* Series aircraft sales activity. The demand for new 50-passenger regional jet aircraft appears to be satisfied by the current fleet. As a result, Aerospace announced a temporary suspension of the production of *CRJ200* aircraft in October 2005. In February 2006, Aerospace announced that it would restart production of the *CRJ200/Challenger 850* aircraft platform primarily to meet present and anticipated demand for the *Challenger 850* business jets. In addition, Aerospace will pursue opportunities for the remarketing of pre-owned *CRJ200* aircraft to the regional airline markets in China, Russia, India and Latin America, as well as explore opportunities for the *CRJ200* aircraft in the cargo market.

Q-Series

Due to superior economics offered by turboprops, the turboprop sector experienced a significant worldwide increase in orders, which is expected to continue. Aerospace continues to be well positioned to benefit from the market growth with its comprehensive family of *Q-Series* new-generation quiet turboprop aircraft.

Improved seat-mile cost being a necessary response to the continuing difficult environment in the airline industry, Aerospace expects demand for the larger regional aircraft, such as *CRJ700, CRJ705, CRJ900* and *Q400* aircraft, to increase. Sourcing attractive regional aircraft financing is expected to remain a challenge.

IV. AIRCRAFT SERVICES AND NEW COMMERCIAL AIRCRAFT PROGRAM

PARTS LOGISTICS

Aerospace provides worldwide 24-hour spare parts support, including regular shipments, aircraft-on-ground service, lease programs, hourly programs, rotable management programs, surplus sales and customer-owned repair. Customers are currently served from:

- main distribution centres in Chicago (238,000 sq ft or 22,110 m^2) and Frankfurt (50,000 sq ft or 4,650 m^2); and
- depots in Montréal, Singapore, Sydney, Dubai and Beijing.

On September 7 and on December 8, 2005, Aerospace officially inaugurated two high-volume aircraft parts distribution warehouses in Chicago and Frankfurt, respectively. The newly built warehouses serve as the central distribution points for essentially all of Aerospace's aircraft parts, offering operators of Aerospace business jets and regional airliners worldwide, improved local parts availability, delivery and service quality.

The parts logistics organization supports the parts requirements of substantially all of Aerospace's customers for the life of the aircraft. Spare parts demand is driven by the size of the fleet of Aerospace aircraft and by the number of hours flown. The continued growth of the installed fleet will contribute to the growth in spare parts demand.

Aerospace competes with various large and small suppliers of aerospace parts. Aerospace's competitive strengths include the availability of most spare parts for its aircraft, which are managed with the use of an integrated system, allowing quick turnaround to meet customer requests, lowering inventory costs and improving inventory turnover. Aerospace is at an advantage by offering Original Equipment Manufacturer ("OEM") certification along with OEM technical advice. Aerospace also offers a number of spare parts programs for customers, including *Smart Parts* program, which allows customers to purchase spare parts on a cost-per-flight-hour basis.

AIRCRAFT MAINTENANCE

Aerospace offers maintenance services for its business aircraft customers at its four exclusive centres located in Fort Lauderdale, Hartford, Wichita and Dallas, as well as at a service centre located in Berlin, in which the Corporation holds an equity investment. In addition, Aerospace offers maintenance services to its business and regional aircraft customers at two centres, located in Tucson and Bridgeport.

Aerospace is also associated with 31 authorized service facilities worldwide, of which 28 facilities are for business aircraft and three for regional aircraft, which provide complete services to operators. These service facilities are located in Europe, Asia, Africa, Australia, North America and South America.

CUSTOMER TRAINING

Aerospace offers a complete range of pilot and maintenance training programs for *CRJ* Series aircraft in Montréal as well as through a joint venture in Berlin.

Aerospace provides customized business aircraft pilot and maintenance training, as well as ancillary training. The training centres are located in Montréal and at the Dallas/Fort Worth International Airport.

MILITARY AVIATION TRAINING

Aerospace's Military aviation training ("MAT") division, in collaboration with a team of sub-contractors, delivers integrated training solutions.

MAT currently has two major Canadian aviation training contracts: the NATO Flying Training in Canada ("NFTC") program and the CF-18 Advanced Distributed Combat Training System ("ADCTS") program.

Nations currently participating in the NFTC program include Denmark, the U.K., the Republic of Singapore, Italy, Hungary and Canada. Finland, Sweden, France and Germany have also sent instructor pilots to the program.

The ADCTS contract includes the design and construction of purpose-designed facilities, as well as the provision of full instructional and support services for up to 15 years for the Canadian Air Force's CF-18 ADCTS program.

CSERIES

During fiscal year 2005, Aerospace undertook a feasibility study in connection with the development of a new generation of commercial aircraft, identified as the *CSeries*. The *CSeries* aircraft are designed to offer an economical, passenger-friendly and operationally flexible family of aircraft, and to offer mainline airlines, both the fast-growing low-cost carriers and network carriers, a 110- to 130-passenger family of aircraft with superior range and economics as well as operational flexibility.

In March 2005, the Board of Directors of the Corporation approved an authority to offer ("ATO"), whereby Aerospace was able to offer a new *CSeries* family of aircraft to customers. The Board of Directors also reiterated the three conditions for program launch at that time:

1. The product family was to meet certain operational performance objectives, set forth at ATO.
2. The program business case had to meet certain requirements, set forth at ATO, including commitments for financing.
3. Firm customer commitments in the range of 50 to 100 aircraft had to be received.

On January 31, 2006, the Corporation concluded that it had met the first two conditions above; however, with respect to the third condition, market conditions were such, especially given the financial instability of many U.S. airlines, that the launch of the *CSeries* program was not justified at this time.

The *CSeries* program has not been cancelled. A small team of approximately 50 employees will remain with the program to further develop its business plan, with an emphasis on including other partners, particularly ones in fast-growing major aerospace markets. Aerospace will now concurrently continue to explore the *CSeries'* potential as well as pursue opportunities in the regional aircraft market. Aerospace will re-orient *CSeries* project efforts and a majority of the *CSeries* program employees to regional jet and turboprop aircraft opportunities to address regional airlines' future needs in the 80- to 100-seat aircraft market. Aerospace's commitment to the upper end of the regional aircraft market and the lower end of the mainline market remains strong and it expects to continue to explore opportunities in these markets in the future.

AMPHIBIOUS AIRCRAFT

Aerospace manufactures and markets the *Bombardier 415* turboprop amphibious aircraft, a purpose-built firefighting aircraft. This aircraft can also be adapted to a multipurpose version, the *Bombardier 415* MP, which can be used in a variety of specialized missions such as search and rescue, environmental protection, coastal patrol and transport. Certification of the multipurpose *Bombardier 415* MP was obtained in March 2004. Production of the *Bombardier 415* resumed during fiscal year 2006 in response to improved market conditions. In February 2006, Aerospace re-launched the *CL-215* T program in response to customer demand, mainly in Canada, for a conversion of a *CL-215* piston aircraft to a turboprop engine aircraft. The converted *CL-215* T aircraft have a performance equivalent to that of the *Bombardier 415* aircraft.

GOVERNMENT AND MISSIONIZED AIRCRAFT

Aerospace continues to identify and provide special mission aircraft sales solutions to governments and special-interest organizations worldwide. Aerospace recognizes the potential market for special mission versions of both regional and business aircraft and is dedicated to further develop this market through the sale, marketing and support of these aircraft. Aerospace is mandated to work with technical and third party specialists to support the conversion of these aircraft for their special roles.

V. FLEXJET AND SKYJET

FLEXJET

Through the North American *Flexjet* program, owners purchase shares of aircraft with operations and support, including flight crew, maintenance, hangar fees and insurance. The North American *Flexjet* program has partnered with Delta AirElite Business Jets, a subsidiary of Delta Air Lines, to market and sell the *Flexjet* membership card program (25-hour block of flight time entitlement on the *Flexjet* fleet).

The *Flexjet* program included 84 aircraft in service in North America as at January 31, 2006, compared to 79 aircraft as at January 31, 2005. The 6% increase is due to the increasing popularity of the *Challenger 300* and *Learjet 40* aircraft offered in the *Flexjet* program.

Flexjet has continued to make operational improvements that have allowed Aerospace to more closely align aircraft in service to aircraft sold. *Flexjet*'s operational improvements have also contributed to a year-over-year increase in owner satisfaction and retention.

SKYJET

The North American *Skyjet* program offers both on-demand and flight time entitlement charter services. Through the *Skyjet International* program, which serves the European, Asian, and Middle Eastern markets, customers purchase hours of flight time entitlement instead of shares of aircraft. The *Skyjet* program arranges for its customers business jet charter with selected air charter operators.

NUMBER OF CUSTOMERS UNDER THE *FLEXJET* AND *SKYJET* PROGRAMS

The number of customers owning shares of aircraft, or with an hourly flight time entitlement, excluding customers serviced by Delta AirElite Business Jets, was as follows as at January 31:

	2006	2005
Flexjet		
Customers owning shares of aircraft	**612**	593
Skyjet		
Customers with an hourly flight time entitlement	**288**	219
	900	812

Flexjet

The net increase of 19 customers who own shares of aircraft is mainly due to the increasing popularity of certain business aircraft models and *Flexjet* program innovations, designed to increase owner value and establish a competitive advantage in the fractional market. Among the program innovations launched in fiscal year 2006 is an expanded secondary service area for *Challenger* aircraft that now includes travel between Europe and Hawaii. *Flexjet* also announced a multiple-use program that provides fractional owners with access to more than one aircraft at a time.

Skyjet

The net increase of 69 customers with an hourly flight entitlement is mainly due to the growing demand for business jet travel and the success of the *Skyjet* card program (25-hour block of flight time entitlement).

VI. OTHER

Aerospace is establishing a manufacturing facility in Querétaro, Mexico, to complement its existing manufacturing sites. The facility will allow Aerospace to develop a low-cost manufacturing capacity, which among other things, is intended to reduce reliance on third parties for structural aircraft components and contribute to the reduction of operating costs. Capabilities at the Mexican facility are scheduled to be implemented in phases starting in the second quarter of fiscal year 2007 and will initially include the manufacture and assembly of wire harnesses for Aerospace aircraft.

TRANSPORTATION

TRANSPORTATION IS THE GLOBAL LEADER IN THE RAIL EQUIPMENT MANUFACTURING AND SERVICING INDUSTRY AND OFFERS A FULL RANGE OF PASSENGER RAILCARS, LOCOMOTIVES, LIGHT RAIL VEHICLES AND AUTOMATED PEOPLE MOVERS. IT ALSO PROVIDES ELECTRICAL PROPULSION AND CONTROL EQUIPMENT, AS WELL AS COMPLETE RAIL TRANSPORTATION SYSTEMS AND RAIL CONTROL SOLUTIONS. TRANSPORTATION IS ALSO A PROVIDER OF MAINTENANCE SERVICES.

I. OVERVIEW

The transportation section of the MD&A is structured by market segment. The table below presents the main market segments as well as an overview of their main products and services.

Rolling stock			Services	System and signalling	
ROLLING STOCK	PROPULSION AND CONTROLS	BOGIES	SERVICES	SYSTEM[1]	SIGNALLING[2]
· Locomotives · High-speed trains · Intercity trains · Regional trains · Commuter trains · Metros · Light rail vehicles	· Traction converters · Auxiliary converters · Traction drivers · Control and communication	· Portfolio of products which match the entire range of rail vehicles	· Fleet management · Spare parts and logistics management · Vehicle refurbishment and overhaul · Component refurbishment and overhaul · Technical support	· Automated people movers · Advanced rapid transit · Light rapid transit · Turnkey systems · Automated monorail · Operations and maintenance related to systems	· Integrated control systems · Onboard computer systems · Automatic train protection and operation · Wayside interlocking and equipment

1 Previously referred to as Total Transit Systems.
2 Previously referred to as Rail Control Solutions.

Forward-looking statements

Forward-looking statements in the Transportation section of this MD&A are based on:

- current backlog and estimated future order intake;
- expected growth in signalling and services businesses;
- maintaining market leadership in rolling stock and systems;
- normal contract execution and continued deployment of strategic initiatives, especially those linked to cost reductions, including procurement and manufacturing improvement initiatives;
- market forecasts, using long-term market demand models and future project databases, consistent with publicly available market forecasts; and
- recent trends in the industry that are expected to continue in the foreseeable future.

HIGHLIGHTS

- EBIT PERCENTAGE BEFORE SPECIAL ITEMS OF 2.7%, COMPARED TO 0.4% LAST FISCAL YEAR.
- $7.3 BILLION IN NEW ORDERS FOR THE YEAR, EXCEEDING REVENUES BY $671 MILLION (BOOK-TO-BILL RATIO OF 1.1).
- PROGRESS ON RESTRUCTURING INITIATIVES IN FISCAL YEAR 2006. SEVEN SITES CLOSED AS PLANNED OR AHEAD OF SCHEDULE. NET REDUCTION OF 7,500 POSITIONS (OF THE PLANNED 7,600 POSITIONS) ACHIEVED BY THE FOURTH QUARTER OF FISCAL YEAR 2006.
- MAINTAINED MARKET LEADERSHIP IN ROLLING STOCK, SIGNIFICANTLY IMPROVING THE POSITION IN LOCOMOTIVES AND LIGHT RAIL VEHICLES.
- MAINTAINED LEADING POSITION IN ROLLING STOCK WITH THE SUCCESSFUL PRODUCT INTRODUCTION OF MULTI-SYSTEM LOCOMOTIVES FOR CROSS-BORDER TRAFFIC AND RECEIVED AN ORDER FOR THE 1,300th *FLEXITY* TRAM. IN SIGNALLING, TRANSPORTATION ACHIEVED THE NUMBER ONE POSITION FOR THE DELIVERY OF ERTMS ONBOARD AND WAYSIDE SYSTEMS.


EBIT BEFORE
SPECIAL ITEMS
F2004
F2005
F2006
43
33
179
0.6%
0.4%
2.7%
(IN MILLIONS OF DOLLARS)


ORDER INTAKE
BOOK-TO-BILL RATIO
F2004
F2005
F2006
11.4
4.4
7.3
1.6
0.6
1.1
(ORDER INTAKE IN BILLIONS OF DOLLARS)
ORDER INTAKE
BOOK-TO-BILL RATIO

BUSINESS ENVIRONMENT

The rail market consists primarily of customers in the public or quasi-public sectors, such as large national railways, regional railways and municipal transit authorities. Trends toward deregulation in some markets are driving an emergence of private operators. Public sector entities still dominate the market, however, and most contracts include some form of public involvement related to financing of operations or funding of infrastructure. In many countries, investment in rail infrastructure is viewed as a public sector obligation.

Rail contracts tend to be large in size and relatively complex in design. While common platforms are generally preferred by suppliers, the majority of contracts, particularly those in rolling stock, require product customization to fit the unique characteristics of individual rail systems. Projects often demand extensive engineering and design work up front before production can begin, resulting in significant lead times before delivery.

The supplier field serving the rail market is concentrated, with the largest three competitors accounting for approximately 50% of the accessible world market.

Anticipated trends for the coming 12 months include further deregulation of rail markets and continuing movement by operators toward outsourcing equipment maintenance and related services. Urbanization and congestion, driving the need for new and improved urban rail systems, will be another influencing factor. Growing populations and the increasing number of large cities in the Asia-Pacific and Middle East regions are expected to be key catalysts in driving demand for urban transit systems. Europe's focus on cross-border traffic will also be a factor as development of rail freight on international corridors builds demand for multi-system locomotives and European Rail Traffic Management System ("ERTMS"). New regulations and trends toward automation and driverless rail systems will provide opportunities for growth in the signalling market. An increasing emphasis on security and safety in all modes of transport will play a role in defining new rail products and features.

Potential challenges facing Transportation include the risk of delayed or cancelled projects, potential reduction of public funding, increasing competition leading to price erosion, and the possibility of operators adopting service outsourcing at a rate slower than projected.

The need to replace rolling stock and existing infrastructure presents an attractive opportunity for newly built equipment. Rail assets have a long lifetime, lasting up to 30 years. Many current fleets are approaching the end of their useful life cycle, making replacement of the existing rolling stock and signalling installed base a primary driver of future demand. Increasing cross-border traffic in Europe and new urban light rail, metro and commuter systems or extensions to existing systems create additional opportunities for Transportation. Transportation is well positioned for new rolling stock orders by leveraging its product portfolio, e.g. in multi-system locomotives and light rail vehicles, or by deploying ERTMS signalling equipment, and through its global presence. In addition, the shift from air and road modes of transportation to rail transportation creates opportunities in some market segments.

In services, the continuing trend toward outsourcing vehicle maintenance and supporting activities presents an additional growth opportunity for Transportation, which currently maintains more than 8,000 rail vehicles around the world. In addition, the trend toward longer-term service contracts will provide further growth opportunities for Transportation.

Transportation is also focused on high-potential emerging markets – such as China, Asia-Pacific, Russia and central and eastern Europe – that are showing great promise. With its local presence, Transportation is well positioned to gain from the huge infrastructure demand in the new European Union ("EU") member states.

In the Middle East, increasing growth and development is creating opportunities for activity in the systems industry.

GOALS/STRATEGY

Most of the restructuring activities having been completed, Transportation's primary goal is to improve the EBIT margin to reach its goal of 6% over the next two to four years.

Improved and sustained profitability will be achieved through:

- growth in the services and signalling businesses;
- maintaining market leadership in rolling stock and systems;
- improvements in contract execution;
- continued deployment of strategic initiatives, especially those linked to cost reductions, including procurement and manufacturing improvement initiatives; and
- leveraging the strength of the current extensive product offering and further improving the portfolio.

Key elements necessary to achieve success in the current business environment include a broad, leading-edge flexible product portfolio, which can be customized to deliver technical compliance, competitive initial purchase cost and attractive life-cycle costs. The ability to effectively protect and manage intellectual property is also an important factor in the current market. Superior engineering capability linked with highly evolved project management processes are critical capabilities necessary in bringing products to market on time and with high quality. Global presence accentuated by established local partners will support efficient entry into markets around the world. Developing and managing a strong and reliable supply base is vital to ensuring the consistent, just-in-time flow of components and materials into the production process. A flexible talent pool of well-trained workers is also a requirement in an increasingly competitive market.

ANALYSIS OF RESULTS

The results of operations of Transportation using functional currencies other than the U.S. dollar, mainly the euro, the pound sterling and other western European currencies are translated into U.S. dollars using the average exchange rates for the relevant periods. Mainly due to the weakening of the euro and other European currencies compared to the U.S. dollar ("currency impact"), the results of operations have been negatively impacted (see the Foreign exchange rates section of this MD&A for the average exchange rates used to translate revenues and expenses).

Transportation's results were as follows for fiscal years:

	2006	2005
Segmented revenues		
Rolling stock	**$4,365**	$5,622
Services	**1,329**	1,270
System and signalling[1, 2]	**959**	692
Total segmented revenues	**6,653**	7,584
Cost of sales	**5,808**	6,850
Margin	**845**	734
Operating expenses[3]	**527**	563
EBITDA before special items	**318**	171
Amortization	**139**	138
EBIT before special items	**179**	33
Special items	**(88)**	(172)
EBIT	**$ 91**	$ (139)
(AS A PERCENTAGE OF TOTAL SEGMENTED REVENUES)		
Margin	**12.7%**	9.7%
EBITDA before special items	**4.8%**	2.3%
EBITDA	**3.5%**	–
EBIT before special items	**2.7%**	0.4%
EBIT	**1.4%**	(1.8%)

1 The revenues of system and signalling are presented in the caption Other revenues in the consolidated statements of income.
2 Excluding the rolling stock portion of system orders manufactured by other divisions within Transportation.
3 Comprised of selling, general and administrative and research and development expenses.

Segmented revenues by geographic region

	2006		2005	
Europe	$4,781	72%	$6,266	83%
North America	1,223	19%	918	12%
Asia-Pacific	495	7%	336	4%
Other	154	2%	64	1%
	$6,653		$7,584	

SEGMENTED REVENUES BY GEOGRAPHIC REGION

Fiscal year 2006


19%
7%
72%
2%
EUROPE
NORTH AMERICA
ASIA-PACIFIC
OTHER

Rolling stock revenues
The $1,257-million decrease is mainly due to:
- decreased mainline revenues in the U.K. and Germany, due to a lower level of activities in these markets; and
- the negative currency impact, amounting to approximately $25 million.

Partially offset by:
- increased mainline revenues in North America, due to a higher level of activities.

Services revenues
The $59-million increase is mainly due to higher maintenance revenues in the U.K. and the U.S., partially offset by a negative currency impact, amounting to approximately $15 million.

System and signalling revenues
The $267-million increase is mainly due to:
- increased signalling revenues for projects in Asia, Italy and Spain, due to a higher level of activities in these markets;
- increased system revenues in Asia-Pacific, mainly due to a contract in Taiwan; and
- higher activities related to the signalling portion of the London Underground contract.

Margin percentage
The three-percentage-point increase relates to:
- improvements in contract execution;
- the positive impact of procurement initiatives;
- the positive impact of the restructuring; and
- the negative impact of contract adjustments, amounting to $200 million, recorded in the first quarter of fiscal year 2005.

Operating expenses
The $36-million decrease is mainly due to:
- lower selling, general and administrative ("SG&A") expenses resulting mainly from the restructuring plan and other cost-reduction initiatives; and
- the currency impact, amounting to approximately $5 million.

Amortization
Amortization remained essentially unchanged compared to last fiscal year. A decrease due to real estate impairment charges recorded last fiscal year and the remaining amortization recorded on sites closed in the first quarter of last fiscal year, compared to no amortization recorded in the current fiscal year was offset by an impairment charge, amounting to $17 million, in connection with trademarks recorded in the fourth quarter of fiscal year 2006.

ORDERS AND BACKLOG

Transportation received the following major orders during fiscal year 2006:

CUSTOMER	PRODUCT	NUMBER OF CARS	ROLLING STOCK
Metropolitan Transportation Authority (MTA)/ Metro-North Railroad (MNR) and Long Island Rail Road (LIRR), U.S.	M-7 electric multiple units	194	$425
Société Nationale des Chemins de fer Français (SNCF), France	High-capacity trains, type AGC	274	343
Trenitalia, Italy	*TRAXX* locomotives, type P160 DCP	100	323
Red Nacional de los Ferrocarriles Españoles (RENFE), Spain	Very high-speed power heads, type AVE S-102	60	290[1]
Deutsche Bahn (DB), Germany	Suburban electric multiple units, type ET 422	312[2]	262
Société Nationale des Chemins de fer Français (SNCF), France	High-capacity trains, type AGC	168	239
Österreichische Bundesbahnen (ÖBB), Austria	*Talent* electric multiple units	240	223
New Jersey Transit, U.S.	Multi-level commuter cars	131	206
Angel Trains Cargo, U.K.	*TRAXX* locomotives, type F140 MS/DC	36	202
Landesnahverkehrsgesellschaft Niedersachsen, Germany	Double-deck coaches/*TRAXX* locomotives, type P160 AC2	78/9	172
Red Nacional de los Ferrocarriles Españoles (RENFE), Spain	High-speed power heads	46	145
Metrorex, Romania	*MOVIA* metro vehicles	120	144
Société Nationale des Chemins de fer Français (SNCF), France	TGV Duplex and power cars	272[3]	127
Nederlandse Spoorwegen (NS – Netherlands Railways), Netherlands	Sprinter electric multiple units	174[4]	125
Ministry of Railways of China	High-speed trains	160[5]	119
Société Nationale des Chemins de fer Belges (SNCB), Belgium	Double-deck coaches M6	90	108
Ferrocarrils de la Generalitat Valenciana, Spain	Bi-directional *FLEXITY* Outlook trams	30	106
RET Rotterdam, Netherlands	*FLEXITY* Swift trams	21	100

1 Total contract value is $786 million. Transportation will build 60 power heads for a total of 30 contracted trains.
2 Total number of contracted cars, Transportation and Consortium partner combined. Total contract value is $402 million.
3 Total number of contracted cars, Transportation and Consortium partner combined. Total contract value is $660 million.
4 Total number of contracted cars, Transportation and Consortium partner combined. Total contract value is $298 million.
5 Total number of contracted cars, Transportation and its joint venture partner combined. Total contract value is $276 million.

Transportation's total order intake was as follows for fiscal years:

(IN BILLIONS OF DOLLARS)

	2006	2005
Rolling stock	**$5.3**	$2.7
Services	**1.2**	1.0
System and signalling	**0.8**	0.7
	$7.3	$4.4

The $2.9-billion increase is mainly due to higher order intake in mainline (mainly Europe and U.S.), locomotives (Europe) and light rail vehicles (Europe).

Transportation's order backlog was as follows as at January 31:

(IN BILLIONS OF DOLLARS)

	2006	2005
Rolling stock	**$11.6**	$11.4
Services	**4.4**	4.8
System and signalling	**4.9**	5.1
	$20.9	$21.3

The decrease in the value of the order backlog reflects the negative impact of the weakening of the euro and the pound sterling compared to the U.S. dollar, amounting to approximately $1.0 billion. This negative currency impact was partially offset by a higher order intake compared to revenues recorded. The order backlog is translated into U.S. dollars using year-end rates.

RESTRUCTURING INITIATIVE

In fiscal year 2005, a restructuring plan to reduce the cost structure in Transportation was initiated. This restructuring contemplates workforce reductions of 7,600 positions, net of new hires, of which 7,300 are permanent positions, and the closure of seven manufacturing sites. Approximately 7,500 positions, net of new hires, including contractual employees, had been eliminated as at January 31, 2006.

Five sites ceased manufacturing activities during fiscal year 2005. The two remaining sites scheduled to be closed – Ammendorf (Germany) and Kalmar (Sweden) – ceased manufacturing activities as planned in December 2005.

The costs and net cash outflows related to the restructuring plan are as follows:

	ACTUAL F2004/F2005	ACTUAL F2006	EXPECTED F2007	EXPECTED TOTAL
Severance and other involuntary termination	**$303**	**$ 35**	$ 2	$340
Other[1]	**218**	**53**	19	290
	$521	**$ 88**	$ 21	$630
Net cash outflows	**$147**	**$170**	$147	$464

1 Comprised of lease termination and environmental costs, as well as other costs, partially offset by non-taxable gains on the sale of land and buildings, amounting to $27 million for fiscal year 2006.

The total cost of the restructuring plan is estimated at $630 million ($617 million as at January 31, 2005). The increase in the total expected cost is mainly due to a change in the cost estimate for severance and other involuntary termination costs related to employees in Europe.

The total net cash outflow is now estimated at $464 million ($473 million as at January 31, 2005). This decrease in total expected net cash outflow is mainly due to the weakening of the euro and sterling pound compared to the U.S. dollar. This decrease was partially offset by the previously discussed increase in severance and other involuntary termination costs.

The Corporation expects the remaining restructuring costs to be recorded by April 2006, with the expected net cash outflows to be essentially disbursed by the end of fiscal year 2007.

WORKFORCE AND LABOUR RELATIONS

The total number of employees was as follows as at January 31:

	2006	2005
Europe	**21,551**	24,500
North America	**6,163**	6,250
Other	**930**	820
	28,644[1]	31,570[1]

1 Including 2,070 and 2,200 contractual employees for fiscal years 2006 and 2005, respectively.

NUMBER OF EMPLOYEES
(AS AT JANUARY 31)

2004	2005	**2006**
35,600	31,570	28,644

The 9% decrease in the total number of employees is mainly due to the restructuring initiative.

In Europe and North America, respectively 80% and 40% of the employees were covered by collective agreements as at January 31, 2006. During fiscal year 2007, 41 collective labour agreements in Europe are up for renewal for clerical and production employees, covering approximately 13,000 employees, and two collective agreements in North America are up for renewal for clerical and production employees, covering approximately 900 employees.

MARKET OVERVIEW

The worldwide rail industry is comprised of rolling stock, services, systems and signalling, including rail-related telecommunication equipment. The worldwide rail market relevant to Transportation is the market accessible to open bid competition, excluding the North American freight locomotive and wagon markets, segments in which Transportation has no product offering.

The worldwide Transportation-relevant market, by market segment, based on total annual orders received was as follows for calendar years:

(IN BILLIONS OF DOLLARS)

	2005	2004
Rolling stock	**$17.2**	$14.0
Services	**13.8**	13.7
System and signalling	**8.3**	7.7
	$39.3	$35.4

WORLDWIDE TRANSPORTATION-RELEVANT MARKET BASED ON CALENDAR YEAR ORDERS

	2003	2004	**2005**
Total	34.8	35.4	39.3
System and signalling	9.3	7.7	8.3
Services	12.4	13.7	13.8
Rolling stock	13.1	14.0	17.2

(IN BILLIONS OF DOLLARS)
ROLLING STOCK / SERVICES / SYSTEM AND SIGNALLING

The worldwide Transportation-relevant market, by geographic region, based on total annual orders was as follows for calendar years:

(IN BILLIONS OF DOLLARS)

	2005		2004	
	TOTAL MARKET	(IN %)	TOTAL MARKET	(IN %)
Europe	**$23.2**	**59**	$22.1	62
North America	**6.9**	**18**	5.0	14
Asia-Pacific	**4.8**	**12**	5.2	15
Other	**4.4**	**11**	3.1	9
	$39.3		$35.4	
Transportation market share[1]	**19%**		12%	

1 Based on a three-year average, Transportation's market share would be 16% and 19% for calendar years 2005 and 2004 respectively, excluding the London Underground project awarded in 2003.

WORLDWIDE TRANSPORTATION-RELEVANT MARKET BASED ON CALENDAR YEAR ORDERS

2005


18%
12%
59%
11%


EUROPE
NORTH AMERICA
ASIA-PACIFIC
OTHER

- The European and North American markets grew due to an increase in rolling stock orders.
- Asia-Pacific remained at a high level due to sustained investments in China.
- Other markets increased, mainly due to the awarding of a large system project in Dubai, United Arab Emirates.
- Transportation's market share in terms of orders was 19% in calendar year 2005, compared to 12% in calendar year 2004. The increase is mainly due to a 66% increase in Transportation's order intake, compared to an 11% increase in the total market.
- The accessible worldwide rail market is expected to remain sustainable at a high level of above $35.0 billion over the next three years, compared to a three-year average market size of $34.5 billion over calendar years 2003 to 2005, excluding the one-time impact of the exceptionally large London Underground project in 2003.

II. ROLLING STOCK

MARKET DRIVERS

The demand for rolling stock is driven primarily by vehicle replacement needs in the mature European and North American markets. Additional demand is created by the extension of the high-speed network and growth in the regional and commuter segment in Europe and by new lines and transit systems in the emerging Asian markets. Infrastructure investment is one of the leading indicators for demand in rolling stock and will drive demand in China, where the network planned is to be extended by 17,000 km to 90,000 km by 2010. In Europe, rail transport will benefit from the Trans-European Network, a program to improve overall transportation conditions in Europe until 2020, including 25,000 km of new built or upgraded railway lines. In addition, the liberalization of the rail market is expected to continue to positively influence the rail market with the emergence of new rail freight and passenger operators.

The rolling stock fleet can be broadly defined either by its mainline applications (commuter, regional and long-distance services, including inter-regional, intercity and high-speed services) or mass transit services (metro, light-rail and automated systems).

Mainline

The worldwide mainline rolling stock fleet was as follows for calendar year 2005:

	NUMBER OF CARS	(IN %)
Europe	178,000	36
Asia-Pacific	175,000	35
Other[1]	108,000	22
North America	35,000	7
	496,000	

1 Including the Commonwealth of Independent States.
Sources: Union Internationale des Chemins de Fer, World Bank, and Transportation research.

Western Europe alone accounts for 145,000 cars, with 19% of its fleet above the 30-year replacement threshold and another 30% reaching life expectancy during the next decade. The addition of high-speed and very high-speed lines throughout Europe and Asia-Pacific is also increasing the demand for high-speed trains with the latest technologies in propulsion and train control systems. Today a large portion of the Asia-Pacific and Other markets is not accessible to international competition. The ongoing opening of these regions is expected to create further potential for Transportation.

Mass transit

The worldwide mass transit fleet consists of approximately 63,000 metro cars and approximately 45,000 light rail vehicles. There are approximately 100 metro systems worldwide, with New York and London having the largest installed fleets. Over 50% of the light rail fleet is located in Europe, with Germany representing 15% of the worldwide fleet.

The demand for rolling stock in the mass transit segment is primarily driven by new transit systems in Asian and Middle Eastern countries, driven by economic growth and urbanization, and by extensions to existing systems and replacement needs in Europe and North America. Between 20% and 25% of the European metros and Light Rail Vehicles ("LRV") fleets are above replacement threshold age and another 30% will reach their life expectancy in the next decade. Large LRV systems exist in eastern Europe; however demand is growing slowly due to funding challenges. Approximately 30% of the North American metro fleet is above replacement threshold age.

COMPETITION

Transportation has two major global competitors, Alstom Transport, a division of Alstom SA ("Alstom") and Siemens Transportation Systems, a division of Siemens AG ("Siemens"). Both are active in the same markets as Transportation.

Ansaldobreda Spa Transport ("Ansaldo") is also a full line supplier, with established bases in Italy and other European countries. Construcciones y Auxiliar de Ferrocarriles SA ("CAF"), Patentes Talgo SA, and Stadler Rail AG are specialized in the field of passenger cars, mainly in Europe. CAF and Talgo are also active in North America. Vossloh AG is active in the field of diesel locomotives and propulsion, among others.

Japanese suppliers like Kawasaki Heavy Industries Ltd., Mitsubishi Electric Corporation and Toshiba Corporation are competing mostly in Asia and the U.S. in rolling stock or electrical propulsion segments. Rotem Company is a Korean manufacturer of passenger rolling stock active in Asia, the U.S. and Europe.

Transportation has traditionally maintained project-based business relationships with most of its competitors, especially in Europe.

Transportation's key competitive advantage is its unmatched passenger rolling stock product portfolio, which comprises all train types and major subsystems, including single and double-deck trains, multiple units and loco-hauled trains, electric and diesel propulsion, steel and aluminum carbodies, bogies, from urban up to very high-speed applications.

In the U.K., electrical and diesel multiple units manufactured and maintained by Transportation have been ranked the most reliable for four consecutive years.

PRODUCT DEVELOPMENT

- Transportation is continuously improving its portfolio of product platforms and families to maintain its position as the globally recognized railway technology leader, with focus on *TRAXX* locomotives, *FLEXITY* light rail vehicles, *MOVIA* metros, double-deck trains, regional and commuter, and very high-speed trains.
- Transportation follows a path of standardization, modularization and complexity reduction, while offering a range of customizable features to the operator. In addition, developments are pursued in crash prevention, safety, reliability, availability, cost reduction, noise reduction, ride comfort, environmentally-friendly products and the development of total security solutions.
- Transportation was awarded a contract for *TRAXX* DE diesel-electric locomotives by Landesnahverkehrsgesellschaft Niedersachsen mbH. With this first customer, a new diesel variant will be developed and the *TRAXX* platform completed, comprising diesel-electric, AC, DC, and multi-system locomotives.
- In Germany, Transportation has successfully introduced a new generation of innovative coaches based on proven components of its double-deck coaches. In addition, the development of a new generation of regional/commuter multiple units for the European core markets is ongoing.
- Development in the high-speed segment is ongoing for high-speed and very high-speed power heads and the completion of a design study for the *Zefiro* very high-speed train.
- In North America, Transportation unveiled to the media on September 14, 2005, the first multi-level commuter cars being designed and built for New Jersey Transit.
- The extensive LRV product range is being streamlined and optimized. Innovative technical features (e.g. energy-saving and battery systems allowing for short-distance operation without overhead power supply) are integrated into the products.
- Ongoing development of the new *MITRAC* Train Control and Management System: a system adaptable to future information technology developments based on Internet Protocol ("IP") technology. Key advantages of the IP system are the use of a technology based on open industry standard, adaptability, flexibility, scalability, much higher bandwidth and processing capacity. The system will enable real-time information and data exchange, providing Transportation's customers with new functionalities and possibilities of revenue generation.

ORDER BACKLOG

Transportation recognizes revenues using the percentage-of-completion method based on actual cost incurred compared to total cost anticipated for the entire contract. The order backlog segmented by percentage of completion was as follows as at January 31:

(IN BILLIONS OF DOLLARS)

	2006	2005
0% to 25%	**$ 6.4**	$ 5.4
25% to 50%	**2.4**	2.7
50% to 75%	**1.2**	1.8
75% to 100%	**1.6**	1.5
	$11.6	$11.4

The evolution of the categories reflects new orders received more than offsetting contract progress during the year.

MARKET SHARE

The worldwide rolling stock market relevant to Transportation is the market accessible to open bid competition, excluding the North American freight locomotive and wagon markets, segments in which Transportation has no product offering.

The worldwide rolling stock market relevant to Transportation, based on total annual orders, by geographic region, and Transportation's market share were as follows for calendar years:

(IN BILLIONS OF DOLLARS)

	2005		2004	
	TOTAL MARKET	TRANSPORTATION MARKET SHARE[1]	TOTAL MARKET	TRANSPORTATION MARKET SHARE[1]
Europe	**$11.0**	**36%**	$ 9.4	36%
North America	**2.0**	**37%**	0.7	43%
Asia-Pacific	**3.1**	**10%**	3.4	11%
Other	**1.1**	**5%**	0.5	9%
	$17.2	**31%**	$14.0	32%

1 Transportation's annual market share calculation is based on an average of the total value of orders received compared to the total market in the past three years, consistent with industry practice. Market share calculations do not include European freight wagons, since Transportation has decided to exit this business.

- Europe remained the largest market for rolling stock. Orders placed increased by $1.6 billion year over year, mainly due to the recovery of the German market and a high level of orders in France and Spain.
- The North American passenger rolling stock market increased due to large commuter and metro orders, from a low level last year.
- The Asia-Pacific market decreased slightly, but remained at a high level driven by orders in China for high-speed trains, locomotives and metros.
- Transportation maintained its market leadership worldwide and in Europe.
- In North America, the unsuccessful bid for a significant contract in the U.S. resulted in a decrease in Transportation's market share.
- In Asia, Transportation maintained its position with orders from China for intercity coaches and electric multiple units.

OUTLOOK

The total European rail market is expected to remain the largest rail market over the next few years. Large orders are expected to be placed in Germany, France, Italy and Spain. An increase in demand is expected from the new European Union member states.

In North America, expected large metro and commuter rail contracts should keep the market volume over the next few years at the historical average.

In Asia-Pacific, the rolling stock market is mainly dependent on the development of the Chinese market, which is expected to remain at a high level, with large orders for locomotives, metros, intercity and high-speed trains.

The worldwide accessible rolling stock market is expected to remain at the same average level over the next three years compared to the average of $14.0 billion over the past three years. Upward potential is dependent on the materialization of major projects.

III. SERVICES

MARKET DRIVERS

The global trend toward outsourcing services is expected to continue. The emergence of new private operators in freight and passenger rail operations and rolling stock leasing companies remains a key driver. In addition, pressure on public budgets drives national operators toward outsourcing. Recent trends demonstrate an interest by national railways in outsourcing solutions that make use of their own workforce. Nevertheless, national railway operators who have, over the years built up extensive expertise and capability, still perform a major portion of vehicle maintenance and refurbishment in-house.

In the U.K., the main market, new opportunities for fleet maintenance are linked to the ongoing consolidation and re-tendering of rail operations. In this country, the number of operators is reduced and their challenge is to provide higher availability and more reliable vehicles at reduced costs. Transportation is well positioned to assist operators to meet this challenge with a range of value solutions.

In North America, funding trends are forcing transit agencies to look for opportunities to reduce their operating budget; for example, by delegating the responsibility for specific areas to the private sector, such as materials and inventory management. Transportation's operations, maintenance, overhaul, and material solutions expertise, and the flexibility with which that expertise can be applied to meet transit agencies' needs, are creating opportunities.

The high level of activity in vehicle refurbishment and overhaul sustained in calendar year 2005 is expected to continue during the next years, both in western Europe and in the EU's new accession countries.

COMPETITION

For services related to Transportation-built trains, which are the primary focus of Transportation's services activities, Transportation is competing with railway operators, subsystem and component suppliers, as well as with third party service providers in this highly fragmented market. For combined rolling stock and maintenance contracts, Transportation has the same two main competitors as in rolling stock, Alstom and Siemens, who also offer a full range of services. Most other rolling stock manufacturers are also active in the services segment.

Transportation's main strategic advantage is its large rolling stock installed base in key markets with a total of 97,000 cars and locomotives. This installed base, with an estimated annual service volume of more than $8.0 billion, represents a significant growth opportunity for Transportation, which currently has $1.3 billion annual services revenues. More than 80% of this services volume is located in Europe, 50% of which is already outsourced.

Transportation's fleet maintenance expertise, intellectual property rights, extensive materials supply chain and proven capability ensure Transportation's competitiveness in the services segment.

PRODUCT DEVELOPMENT

As part of delivering innovative solutions, Transportation has launched the future of intelligent maintenance by providing customers with the opportunity to employ predictive asset maintenance. First launched in the U.K., this concept will be extended to the rest of Europe.

The new refurbishment centre in Derby, U.K., was launched during the year to combine the experience in design and manufacture of rail vehicles with Transportation's expertise in re-engineering and modernization.

Technical support and spares supply agreements are being increasingly offered to customers worldwide, and Transportation assists in planning and procuring their inventories to maximize asset allocation.

MARKET SHARE

Transportation defines the services market as activities in the fields of fleet management, spare parts and logistics management, vehicle and component refurbishment and overhaul and technical support. The accessible services market comprises the portion of those activities outsourced by railway operators to the supply industry or third parties. The services market excludes Japan, since it is not accessible to international competition, and services for vehicles older than 40 years, since they are far above the average life expectancy of 30 years.

Based on this definition, the worldwide accessible rail services market is valued at approximately $13.8 billion for calendar year 2005, compared to $13.7 billion the previous year. Europe is the largest market for services with approximately 56% of the accessible worldwide market, followed by North America with approximately 21%, Asia-Pacific with 7% and Other with 16%. The geographical split of the market is similar for both calendar years.

Transportation improved its leadership position in this highly fragmented market by increasing its market share to 10%, compared to 9% the previous year. Market share calculations are based on annual revenues generated in the accessible market. Approximately 90% of Transportation's service activities are located in Europe.

OUTLOOK

The accessible services market related to Transportation's fleet is expected to grow at a compound annual growth rate ("CAGR") of approximately 3% over the next three years. Factors that will impact growth include the pace of outsourcing, the progress of liberalization and the emergence of new private passenger and freight operators. Transportation is well positioned to benefit from this growth by having the largest installed base and the highest new rolling stock delivery rates.

IV. SYSTEM AND SIGNALLING

System

In fiscal year 2006, Transportation introduced the *INNOVIA* Automated People Mover ("APM"), the latest generation of its APM technology, at Dallas/Fort Worth International Airport, U.S. This driverless system incorporates Transportation's *CITYFLO 650* automatic train control technology. The signing of the *INNOVIA* APM contract for Beijing Capital International Airport China, for the Summer Olympics in 2008, further strengthened Transportation's position in the Asia-Pacific region.

Transportation is part of the Bombela Consortium, which was selected as the preferred bidder for the Gautrain Project in South Africa. The 80-km Gautrain system will link Johannesburg, Tshwane and the Johannesburg International Airport. Transportation, a key member of the consortium, will be responsible for the core electrical and mechanical systems, including a fleet of *Electrostar* vehicles.

MARKET DRIVERS

Urbanization, population growth and economic wealth, as well as the commitment of countries worldwide to improve rail transportation systems, are key drivers and are all expected to contribute to future growth.

COMPETITION

Transportation's global competitors, Alstom and Siemens, continue to develop system capabilities.

Engineering, procurement and construction companies are active in rail project development. Such firms include Bechtel Corporation, SNC-Lavalin Inc., Dragados S.A., and Washington Group.

In the automated people mover market, Mitsubishi Heavy Industries Ltd. and Doppelmayr Cable Car GmbH are Transportation's main competitors. Hitachi Ltd. and KL Monorail System Sdn Bhd are active in the monorail market.

Transportation is well positioned in this market as a leader in the design, manufacture, commissioning, operation and maintenance of automated people movers and advanced rapid transit systems. These systems allow for highly reliable unattended train operation in high passenger traffic airports and urban areas. Transportation's product portfolio for automated systems comprises both rubber tire and steel wheel solutions, as well as conventional and innovative electric propulsion technologies.

MARKET SHARE

In calendar year 2005, the worldwide systems market was valued at approximately $2.6 billion, of which approximately $800 million relate to the rolling stock and signalling portion of the orders, compared to $700 million last calendar year. The $1.9-billion increase is mainly due to the Dubai Light Rapid Transit project valued at $1.4 billion.

Average annual market size for systems over the last five years was $2.0 billion, excluding the London Underground project awarded in 2003, which includes systems integration, engineering and project-related services, and equipment supplies like rolling stock, automation, signalling, as well as operations and maintenance related to systems.

The worldwide systems market relevant to Transportation, by geographic region, based on total annual orders was as follows for calendar years:

(IN BILLIONS OF DOLLARS)

	2005		2004	
	TOTAL MARKET	(IN %)	TOTAL MARKET	(IN %)
Other	**$1.6**	**61**	$0.1	14
North America	**0.8**	**31**	–	–
Asia-Pacific	**0.1**	**4**	0.4	57
Europe	**0.1**	**4**	0.2	29
	$2.6		$0.7	

The Middle East, which is included in the Other region, was the largest market for new system orders in calendar year 2005.

Due to large contract values and a small number of projects in the systems market, the geographic split could vary significantly year over year.

Transportation's annual market share calculation is based on an average of the total value of orders received compared to the total market during the past five years, consistent with industry practice. Total market and market share include the complete scope of system orders, including rolling stock and signalling, as this represents the size of the rail market covered by turnkey contracts. With a 49% five-year average market share in calendar year 2005, compared to 40% the previous year, Transportation increased its leadership position in the systems market.

OUTLOOK

Continued pressure on public funding and on government budgets is expected to contribute to the implementation of new models for financing and operating public transport. The share of turnkey contracts for newly built systems is also expected to increase due to the trend toward driverless operations for mass transit systems.

Continued growth and development in the Middle East is anticipated to create substantial demand for systems.

The systems market is expected to exceed $1.5 billion for each of the next three years.

Signalling

- Transportation achieved the number one position in the ERTMS market with more onboard fitted vehicles than all competitors combined and also with more route kilometres equipped with ERTMS. The technology is now reaching maturity with the completion of the first successful cross-exchange tests between Transportation's *INTERFLO* 450 system and the equipment of other major suppliers in the Netherlands.
- This position has been further strengthened by the awarding of two ERTMS contracts in Sweden, one for the *INTERFLO* 150, which will serve as future specifications for 13 regional lines, and one for *INTERFLO* 450 on the Bothnia line. Transportation also commissioned an ERTMS *INTERFLO* 250 pilot line for the Korean National Railroad during the year.
- Significant delivery milestones were achieved this year with the approval of the German ATP onboard system, reaching the final phase for the commissioning of the Mannheim-Rheinau *EBI* Lock 950 computer-based interlocking system in Germany, and the commissioning of the first stations in Thailand.

MARKET DRIVERS

The main drivers in the signalling market are the migration from analog technology to computer-based technology, standardization in the mainline market, and the automation and driverless operation in the mass transit segment.

The majority of the existing mainline signalling and control infrastructure is based on systems developed and implemented approximately 30 years ago. In order to increase capacity on strategic rail routes and upgrade lines to higher speeds, signalling technology has migrated to more reliable and efficient computer-based technology.

Wayside technology migration is then followed by the replacement of onboard equipment of partial or complete existing fleets.

ERTMS, the new European standard for train control systems, opens previously closed markets by replacing large installed country-specific systems. It constitutes a prerequisite for European cross-border traffic. ERTMS-compliant products are becoming the norm within Europe and are increasingly accepted outside of Europe. The growth of ERTMS in Europe is largely driven by EU funding to national operators.

Within the mass transit segment, there is a move toward greater automation and driverless operation, particularly Communication-Based Train Control systems, which satisfy customer demands for increased capacity and minimal operational disruption during implementation.

COMPETITION

Major competitors in the market for signalling are Siemens, Alstom, Alcatel, Invensys and Ansaldo.

Transportation is well positioned in the mass transit segment with its leading-edge technology and further consolidated its position this year with orders for Metro Sevilla, Metro de Madrid, Strathclyde Passenger Transport, Istanbul Light Rail and Bucharest metro lines 1 and 3.

In the mainline market segment, Transportation has a comprehensive product portfolio to serve western European countries, as well as emerging needs for state-of-the-art systems in Asia and Latin America. It also has competitive advantages in growth markets such as Poland and Russia, resulting from successful joint ventures with local signalling suppliers.

Transportation continues to invest in the development of ERTMS products to secure its long-term competitive position across all markets.

MARKET SHARE

The worldwide market for signalling and telecommunications accessible to international competition is estimated at $6.5 billion in calendar year 2005, compared to $7.0 billion the previous year. This decrease is essentially due to a lower level of investment in Germany. Europe is the largest market with approximately 68% of the accessible worldwide market, followed by North America with 19%, Asia-Pacific 9% and Other 4%. The geographical split of the market is similar for both calendar years.

Transportation's market share, based on total annual orders received, increased to 9% in calendar year 2005, compared to 8% the previous year, mainly due to a decrease in the overall signalling market.

OUTLOOK

The market is expected to grow at a CAGR of between 0% and 2% over the next three years. The ERTMS portion of this market is expected to grow at a double-digit CAGR over the next three years.

LIQUIDITY AND CAPITAL RESOURCES

I. FINANCIAL POSITION

Total assets amounted to $17.5 billion as at January 31, 2006, compared to $20.1 billion as at January 31, 2005.

Receivables

Receivables amounted to $1.7 billion as at January 31, 2006, compared to $1.5 billion as at January 31, 2005. This increase is mainly due to a higher level of trade receivables in Transportation as a result of lower factoring activities. Trade receivables were also higher in Aerospace.

Aircraft financing

Aircraft financing amounted to $1.5 billion as at January 31, 2006, compared to $1.8 billion as at January 31, 2005. This decrease is mainly due to a lower level of commercial aircraft interim financing and to the continued reduction in the business aircraft loan portfolio.

Inventories

Inventories are presented net of the related advances and progress billings on contracts and programs. However, advances and progress billings in excess of related costs, determined on a contract-by-contract basis, are reported as liabilities.

Gross inventories were $6.5 billion ($3.8 billion net of advances and progress billings) as at January 31, 2006, compared to $7.3 billion ($4.0 billion net of advances and progress billings) as at January 31, 2005. This decrease in gross inventories is mainly due to:

- a lower level of inventory in Transportation; and
- the translation adjustment arising from the weakening of the euro and the pound sterling compared to the U.S. dollar ("the currency impact"), amounting to approximately $150 million.

Total advances and progress billings amounted to $4.9 billion as at January 31, 2006, compared to $5.6 billion as at January 31, 2005, $2.2 billion of which is shown as liabilities as at January 31, 2006, compared to $2.4 billion as at January 31, 2005. This decrease in total advances and progress billings is mainly due to:

- a lower level of advances in Transportation, which is consistent with the lower level of gross inventories; and
- the currency impact, amounting to approximately $100 million.

Property, plant and equipment

Property, plant and equipment amounted to $3.1 billion as at January 31, 2006, compared to $3.4 billion as at January 31, 2005. This decrease is mainly due to:

- amortization exceeding net additions; and
- the currency impact, amounting to approximately $35 million.

Goodwill

Goodwill amounted to $2.1 billion as at January 31, 2006, compared to $2.4 billion as at January 31, 2005. This decrease is mainly due to the currency impact, amounting to $162 million.

Fractional ownership deferred costs and deferred revenues

Fractional ownership deferred costs amounted to $270 million as at January 31, 2006, compared to $142 million as at January 31, 2005. Fractional ownership deferred revenue amounted to $325 million as at January 31, 2006, compared to $163 million as at January 31, 2005. These increases are mainly due to additional deliveries of aircraft related to the fractional ownership program.

Deferred income taxes

Deferred income taxes, net amounted to $644 million as at January 31, 2006, compared to $481 million as at January 31, 2005. This increase results from the impact of the strengthening of the Canadian dollar compared to the U.S. dollar on the Canadian dollar denominated deferred income tax asset, the impact of the increase in enacted tax rates in Québec on the deferred income tax asset and the net increase in temporary differences.

Assets held for sale and liabilities related to assets held for sale

Assets held for sale amounted to $237 million as at January 31, 2006, compared to $2.6 billion as at January 31, 2005. Liabilities related to assets held for sale amounted to $42 million as at January 31, 2006, compared to $1.6 billion as at January 31, 2005. These decreases result from the sale of the inventory finance and on-balance sheet manufactured housing operations during fiscal year 2006.

Other assets

Other assets amounted to $843 million as at January 31, 2006, compared to $1.1 billion as at January 31, 2005. This decrease is mainly due to:

- the settlement of a derivative financial instrument prior to its maturity; and
- the expiration of the BRP receivable financing agreement in June 2005 (see note 18–Transactions with related parties to the Consolidated Financial Statements).

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities were $6.9 billion as at January 31, 2006, compared to $7.1 billion as at January 31, 2005. This decrease is mainly due to:

- a lower level of activities;
- the currency impact, amounting to approximately $200 million; and
- the decrease in severance and other involuntary termination costs provision.

Partially offset by:

- the increase in income and other taxes payable.

Long-term debt

Total long-term debt amounted to $4.7 billion as at January 31, 2006, compared to $5.7 billion as at January 31, 2005. This decrease is mainly due to:

- the repayments of $300 million and $200 million of BC's medium-term notes in May 2005, and October 2005, respectively;
- debt repayments of $166 million related to consolidated Variable Interest Entities ("VIEs");
- the repayment of $150 million of the Corporation's debentures in January 2006; and
- the currency impact, amounting to $100 million.

TOTAL DEBT INCLUDING DISCONTINUED OPERATIONS
(AS AT JANUARY 31)


2004
2005
2006
6.3
1.2
3.0
2.1
7.2
1.5
2.6
3.1
4.7
2.0
2.7
(IN BILLIONS OF DOLLARS)
BOMBARDIER
BC
DISCONTINUED OPERATIONS

II. CASH FLOWS

The following summarizes the cash flows as reported in the consolidated statements of cash flows for fiscal years:

	2006	2005
Income (loss) from continuing operations	**$ 135**	$ (122)
Non-cash items	**519**	629
Net change in non-cash balances related to operations	**100**	(27)
Cash flows from operating activities	**754**	480
Net additions to property, plant and equipment	**(222)**	(274)
Free cash flow	**532**	206
Cash flows from investing activities (excluding net additions of property, plant and equipment)	**1,556**	488
Cash flows from financing activities	**(907)**	51
Effect of exchange rate changes on cash and cash equivalents	**(174)**	101
Cash flows from continuing operations	**1,007**	846
Cash flows from discontinued operations	**(440)**	288
Net increase in cash and cash equivalents	**$ 567**	$1,134

CASH FLOWS FROM OPERATING ACTIVITIES
The improvement of $274 million is mainly due to the variation in net change in non-cash balances related to operations of Aerospace, partially offset by a negative variation in non-cash balances related to the operations of Transportation. In Transportation, earnings for fiscal year 2005 were negatively impacted by non-cash charges resulting from contract adjustments in the first quarter of last fiscal year. Since these contract adjustments were non-cash charges, the negative effect on earnings was offset by a positive variation in net change in non-cash balances related to operations.

NET ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT
The $52-million net decrease is mainly due to increased disposals of property, plant and equipment in both segments.


FREE CASH FLOW
F2005
F2006
532
206
(IN MILLIONS OF DOLLARS)

SEGMENTED FREE CASH FLOW
The free cash flow by segment was as follows for fiscal year 2006:

	AEROSPACE	TRANSPORTATION	TOTAL
EBIT	$266	$ 91	$357
Non-cash items:			
Amortization			
Program tooling	254	–	254
Other	152	139	291
Provision for credit losses	4	–	4
Loss (gain) on disposals of property, plant and equipment	10	(4)	6
Stock-based compensation	4	3	7
Special items	–	88	88
Net change in non-cash balances related to operations	377	(388)	(11)
Net additions to property, plant and equipment	(167)	(55)	(222)
Segmented free cash flow	$900	$(126)	774
Income taxes and net financing expense[1]			(242)
Free cash flow			$532

1 Income taxes and net financing expense are not allocated to segments.

The free cash flow by segment was as follows for fiscal year 2005:

	AEROSPACE	TRANSPORTATION	TOTAL
EBIT	$203	$(139)	$ 64
Non-cash items:			
Amortization			
Program tooling	244	–	244
Other	167	138	305
Provision for credit losses	14	–	14
Gain on disposals of property, plant and equipment	(2)	(3)	(5)
Stock-based compensation	5	4	9
Special items	–	172	172
Net change in non-cash balances related to operations	(50)	(84)	(134)
Net additions to property, plant and equipment	(199)	(75)	(274)
Segmented free cash flow	$382	$ 13	395
Income taxes and net financing expense[1]			(189)
Free cash flow			$206

1 Income taxes and net financing expense are not allocated to segments.

Segmented free cash flow increased by $518 million in Aerospace. Positive variations compared to fiscal year 2005 in aircraft financing, mainly as a result of a lower level of aircraft financing, and advances, were partially offset by a negative variation in gross inventories compared to last fiscal year. In addition, net change in non-cash balances related to operations for fiscal year 2005 was negatively impacted by a voluntary contribution of $182 million to the Aerospace pension plan in the U.K.

The decrease in segmented free cash flow of $139 million in Transportation is mainly due to a negative variation in accounts receivable, mainly due to a lower level of factoring activities, and accounts payable and accrued liabilities in fiscal year 2006 compared to fiscal year 2005, partially offset by a positive variation in gross inventories in fiscal year 2006 compared to fiscal year 2005.

CASH FLOWS FROM INVESTING ACTIVITIES (EXCLUDING NET ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT)

The cash flows for fiscal year 2006 mainly reflect the disposal of discontinued operations, net of cash disposed of (see note 1 – Discontinued operations and assets held for sale to the Consolidated Financial Statements) and the proceeds from the settlement of a derivative financial instrument prior to its maturity, amounting to $209 million.

The cash flows for fiscal year 2005 mainly reflect:
- the repayment of a loan made by BC in connection with a financing transaction entered into for term-debt management, amounting to $311 million; and
- the net proceeds of $209 million relating to the settlement of the DaimlerChrysler Rail Systems GmbH ("Adtranz") claim.

CASH FLOWS FROM FINANCING ACTIVITIES

The cash flows used for fiscal year 2006 mainly reflect:
- the net repayment of long-term debt of $868 million;
- dividends paid of $25 million; and
- the purchase of common shares, amounting to $14 million, in connection with the Corporation's performance stock unit plan.

The cash flows for fiscal year 2005 mainly reflect the net issuance of $194 million of long-term debt, partially offset by dividends paid of $146 million.

CASH FLOWS FROM DISCONTINUED OPERATIONS

The cash flows used for fiscal year 2006 mainly reflect:

- the repayment of $578 million of bank-sponsored securitized floorplan conduits with the proceeds from the sale of the inventory finance operations.
  Partially offset by:
- cash flows from operating and investing activities of $146 million.

The cash flows for fiscal year 2005 mainly reflect:

- the net proceeds from the issuance of $287 million of securitized floorplan debt in connection with the inventory finance portfolio; and
- cash flows from operating activities of $74 million.
  Partially offset by:
- cash flows from investing activities of $79 million.

As a result of the above items, cash and cash equivalents amounted to $2.9 billion as at January 31, 2006, compared to $2.3 billion as at January 31, 2005.

III. CAPITAL RESOURCES

The details of the available and outstanding amounts under the bank credit facilities, as well as the amount of outstanding borrowings as at January 31, 2006 and 2005, are provided in note 8 – Short-term borrowings and note 10 – Long-term debt to the Consolidated Financial Statements.

The Corporation considers that its current cash position, as well as its current credit facilities and expected capital resources, will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends on preferred shares and allow it to meet other expected financial requirements.

TOTAL AVAILABLE SHORT-TERM CAPITAL RESOURCES
TOTAL COMMITTED CREDIT FACILITIES
FROM CONTINUING OPERATIONS
(AS AT JANUARY 31)

Total available: 2004 – 3.4 (2.2; 1.2); 2005 – 5.1 (2.8; 2.3); **2006 – 4.0 (1.0; 2.9)**

Total committed: 2004 – 6.5 (2.2); 2005 – 7.1 (2.8); **2006 – 5.3 (1.0)**

(IN BILLIONS OF DOLLARS)

CASH AND CASH EQUIVALENTS · LETTERS OF CREDIT DRAWN · CREDIT FACILITIES - AMOUNTS AVAILABLE

The available short-term capital resources were as follows as at:

	CREDIT FACILITIES			
	COMMITTED	AMOUNTS AVAILABLE	CASH AND CASH EQUIVALENTS	AVAILABLE SHORT-TERM CAPITAL RESOURCES
January 31, 2006	**$5,282**	**$1,033**	**$2,917** [1]	**$3,950**
January 31, 2005	$7,119 [2]	$2,799 [2]	$2,344	$5,143

1 Including $1.0 billion of cash and cash equivalents required to meet the minimum liquidity requirement at the end of each quarter.

2 Including $600 million of unused committed credit facilities related to BC.

The variation in available short-term capital resources was as follows for fiscal year 2006:

Balance as at January 31, 2005	$5,143
Net proceeds from sale of discontinued operations	1,363
Net repayments of long-term debt	(868)
Non-renewal of the 364-day portion of the European credit facility	(642)
Non-renewal of BC's credit facility	(600)
Free cash flow	532
Cash flows from discontinued operations (including $578 million in debt repayment)	(440)
Translation adjustment on committed credit facilities arising from the strengthening of the U.S. dollar compared to the euro	(307)
Net reduction in the North American credit facilities	(288)
Proceeds from the settlement of a derivative financial instrument	209
Effect of exchange rate changes on cash and cash equivalents	(174)
Net reduction in letters of credit drawn (net of foreign exchange impact)	71
Other	(49)
Balance as at January 31, 2006	**$3,950**

In June 2005, the Corporation entered into a new $1.1-billion North American syndicated credit facility to refinance its $1.7 billion Cdn credit facility scheduled to mature in September 2005. The new facility is unsecured and matures in July 2007. This credit facility is subject to various covenants (computed without the former BC segment), including requirements to maintain (as defined in the related agreements):

- a minimum liquidity of $1.0 billion at the end of each quarter;
- a minimum interest coverage ratio of 2 to 1 on a rolling four-quarter basis for the period ending January 31, 2006, and 2.5 to 1 thereafter; and
- a maximum net debt-to-capitalization ratio of 55% as at January 31, 2006, and 50% at the end of each fiscal quarter thereafter.

As at January 31, 2006, the Corporation was in compliance with its bank covenants.

Fiscal year 2005

- In November 2004, the Corporation entered into a €165-million three-year European letter of credit facility.
- In September 2004, the Corporation renewed the 364-day portion of its North American credit facility. This portion of the facility, totalling $718 million Cdn, replaced the $730-million Cdn short-term portion of the North American credit facility.
- In July 2004, the Corporation renewed the 364-day portion of its European credit facility. This portion of the facility, totalling €492 million, replaced the €560-million short-term portion of the European credit facility.
- In July 2004, the Corporation entered into a €125-million four-year European letter of credit facility.

IV. LIQUIDITY

The Corporation's liquidity needs arise principally from working capital requirements, capital expenditures, product development, principal and interest payments on long-term debt, lease payment obligations and distributions to shareholders.

The following table summarizes the Corporation's obligation to make future payments on long-term debt, lease obligations and other obligations as at January 31, 2006, as well as the expected timing of these payments:

	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	4 TO 5 YEARS	THEREAFTER
Long-term debt – Bombardier[1]	$ 2,654	$ 524	$ 649	$ 15	$1,466
Medium-term notes, notes and other – BC[1]	2,025	627	833	541	24
Capital lease obligations – Bombardier[1]	68	3	6	7	52
Operating lease obligations[2]	1,751	202	350	245	954
Outsourcing commitments	734	189	332	161	52
Purchase obligations[3]	7,921	4,891	2,476	490	64
Other obligations[4]	464	31	59	48	326
	$15,617	$6,467	$4,705	$1,507	$2,938

1 Includes principal repayments only. Bombardier refers to the two manufacturing segments, while BC refers to the former BC segment.
2 Comprised of sale and leaseback and operating lease obligations included in note 22 – Commitments and contingencies to the Consolidated Financial Statements.
3 Purchase obligations represent contractual agreements to purchase goods or services that are legally binding and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, variable or indexed price provisions; and the appropriate timing of the transaction. In addition, these agreements are not cancellable without incurring a substantial penalty.
4 *Principal repayment requirements in connection with sales incentives offered in the aerospace segment.*

PURCHASE OBLIGATIONS

The Corporation has entered into certain significant inventory procurement contracts that specify prices and quantities, as well as long-term delivery time frames. These agreements require suppliers to build and deliver components in time to meet the Corporation's production schedules. Such arrangements arise as a result of the extended production planning horizon for many of the Corporation's products, where the delivery of products to customers arises over an extended period of time. A significant portion of the Corporation's exposure arising from its inventory procurement contracts is mitigated by firm contracts with customers or through risk-sharing arrangements with suppliers. Although there are no plans to do so, if any of the Corporation's aerospace programs or long-term contracts were to be terminated, the Corporation would be exposed to potentially material termination costs.

EMPLOYEE BENEFITS CONTRIBUTIONS

The Corporation maintains defined benefit and defined contribution pension plans as well as post-retirement benefit plans other than pensions, as discussed in note 21 – Employee future benefits to the Consolidated Financial Statements. The Corporation's future cash contributions to the funded pension plans are subject to changes based on actual returns on plan assets and pension assumptions, and have not been reflected in the preceding table (see the section Other – Pension in this MD&A).

V. CREDIT SUPPORT

The indentures governing BC's long-term debt provide for covenant and "keepwell" packages from the Corporation. Bombardier Inc.'s keepwell agreements provide for minimum ownership of 51% in BC and for the injection of equity in the event that certain minimum net worth levels are not met or if a fixed charge coverage ratio falls below 1.2. These covenants were met as at January 31, 2006 and 2005. Finally, these indentures provide for the undertaking by Bombardier Inc. to maintain the existing cross-default provision in the indenture governing the Corporation's $150-million Cdn ($131 million) debentures due in 2026, as well as to provide for similar cross-default provisions in all of its future debt issuances.

OFF-BALANCE SHEET ARRANGEMENTS AND VARIABLE INTEREST ENTITIES

I. FINANCIAL ARRANGEMENTS

In addition to the off-balance sheet lease obligations disclosed elsewhere in this MD&A or in the Consolidated Financial Statements, the Corporation finances certain activities off-balance sheet through securitizations and factoring of trade receivables and other arrangements in the normal course of business.

SECURITIZATIONS AND FACTORING ARRANGEMENTS
The following table summarizes the amounts sold and outstanding as well as available under the Corporation's facilities as at January 31:

	2006			2005		
FACILITY	TOTAL	SOLD AND OUTSTANDING	AMOUNTS AVAILABLE	TOTAL	SOLD AND OUTSTANDING	AMOUNTS AVAILABLE
German	**$122**	**$2**	**$120**	$131	$131	$ -
French	**85**	**-**	**85**	91	59	32
Italian	**-**	**-**	**-**	131	13	118
U.S.	**-**	**-**	**-**	70	15	55
	$207	**$2**	**$205**	$423	$218	$205

German facility
In December 2003, the Corporation entered into a €100-million four-year factoring arrangement, renewable on a yearly basis, for certain receivables originating from Transportation's German operations.

French facility
In January 2005, the Corporation entered into a €70-million uncommitted facility for the factoring of trade receivables originating from Transportation's operations in France.

Italian facility
During fiscal year 2006, the Italian facility was not renewed.

U.S. facility
During fiscal year 2006, the U.S. facility was not renewed.

The following table summarizes the proceeds received on the sale of receivables for fiscal years:

FACILITY	2006	2005
German	**$279**	$ 288
French	**129**	155
Italian	**-**	238
U.S.	**-**	585
U.K.[1]	**-**	225
	$408	$1,491

1 The U.K. facility was not renewed in fiscal year 2005.

OTHER ARRANGEMENTS

RASPRO facility

In September 2005, a $1.7-billion securitization transaction was completed to provide permanent financing in the form of long-term leases for 70 regional aircraft. In connection with this transaction, the Corporation has provided certain credit enhancements and has acquired a subordinated beneficial interest. In addition, the Corporation provides administrative services in return for market fees. Of the $1.7-billion gross proceeds, approximately $500 million was used to pay third parties under off-balance sheet interim financing structures. After giving effect to the payment of expenses and other payments, the Corporation received approximately $1.0 billion for the assets transferred.

After the closing of the securitization, it was discovered that the cash flows of the RASPRO structure would be different than anticipated. As of the date of this report, the Corporation and its structuring agent, Wachovia Capital Markets, LLC, are considering ways to adjust the cash flows of RASPRO. Various solutions are being considered, including the involvement of various parties, and these solutions could involve, in part, the Corporation purchasing assets for cash or providing other consideration, the implementation of which would not have a material adverse effect on the Corporation. Holders of the RASPRO securities benefit from various third party guarantees.

RASPRO is subject to the consolidation rules applicable to VIEs, which require variable interest holders to reassess the appropriateness of consolidation when certain events take place. The contemplated adjustments to the RASPRO cash flows would be a reconsideration event under the VIE rules and, the Corporation being a variable interest holder, an assessment of whether or not this entity should be consolidated by the Corporation will be performed if and when the adjustments to the cash flows are adopted.

Interim financing support

In connection with the sale of commercial aircraft, a government agency has provided customers with $296 million of financing, expiring at various dates, up to July 31, 2006. This financing funded a percentage of the sale price of the aircraft. The balance of the sale price, amounting to $38 million, has been financed by the Corporation. The subordinated portion of $38 million is included in Aircraft financing (commercial aircraft interim financing portfolio) as at January 31, 2006. The Corporation has committed to provide permanent financing to these customers in the event that alternative permanent financing cannot be obtained from third parties, which is included in the $2.2-billion financing commitments referred to in note 22d) to the Consolidated Financial Statements.

Sale and leaseback agreement

In fiscal year 2005, the Corporation entered into a $300-million three-year sale and leaseback agreement with third parties. Under this agreement, the Corporation can sell pre-owned business aircraft to these parties, which in turn lease back the aircraft to the Corporation for a 24-month period. The Corporation has the right to buy back the aircraft during the term of the lease at pre-determined amounts. Aircraft amounting to $41 million and $105 million were sold and leased back as at January 31, 2006 and 2005, with respect to this sale and leaseback agreement.

II. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation's exposure to foreign currency and interest rate risks are managed through a central treasury function. Foreign currency exposures are managed in accordance with the Corporation's foreign currency policy and procedures (the "policy"). The policy requires each segment to identify all potential foreign currency exposure arising from their operations and to hedge this exposure according to pre-set criteria. Interest rate exposures are managed in order to achieve an appropriate mix of fixed and variable interest rate long-term debt and to reduce the impact of fluctuating interest rates on financial commitments and intercompany loans.

Derivative financial instruments used to manage foreign currency and interest rate exposures consist mainly of:

- forward foreign exchange contracts;
- interest-rate swap agreements;
- cross-currency interest-rate swap agreements; and
- interest-rate cap agreements.

The Corporation's foreign currency and interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity, consistent with the objective to lock in currency rates and interest rates on the hedged item.

The details and fair value of the outstanding derivative financial instruments as at January 31, 2006 and 2005, are presented in note 20 – Financial instruments to the Consolidated Financial Statements.

HEDGING PROGRAMS

Based on the Corporation's guidelines, each segment is required to hedge their foreign currency exposure as follows:

SEGMENT	HEDGED EXPOSURES	HEDGING POLICY[1]
Aerospace	Forecasted cash outflows denominated in a currency other than the functional currency of the entity, mainly the Canadian dollar and the sterling pound.	Hedge a minimum of 85% of the identified exposures for the first three months, a minimum of 75% for the next nine months and a minimum of 50% for the following year.
Transportation	Forecasted cash inflows or outflows resulting from revenues and expenditures denominated in a currency other than the functional currency of the entity.	Hedge 100% of the identified foreign currency exposures.

1 Deviations from the policy are allowed subject to maximum predetermined risk limits.

Aerospace foreign currency denominated costs

The expected costs denominated in foreign currencies and the hedged portion of these costs for fiscal year 2007 were as follows as at January 31, 2006:

	EXPECTED COSTS	HEDGED PORTION (IN %)	WEIGHTED-AVERAGE HEDGE RATE
Costs denominated in:			
Canadian dollar	$1,750	80	0.7975
Pound sterling	$ 265	77	1.7833

Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter as part of its annual budget process of its cost estimates and program quantities. As part of the detailed annual review, Aerospace revised the long-term foreign exchange rate assumption for its future unhedged expected costs denominated in Canadian dollars from a weighted-average rate of 0.7813 to 0.8696. The effect of the revision was accounted for by way of a cumulative catch-up adjustment in the fourth quarter of fiscal year 2006, and resulted in a charge of approximately $60 million under the average cost accounting method. This charge was essentially offset by cost-reduction initiatives.

Sensitivity

A one-cent change in the value of the Canadian dollar compared to the U.S. dollar would impact fiscal year 2007 expected costs in Aerospace by approximately $18 million before giving effect to forward foreign exchange contracts, and approximately $4 million after giving effect to the outstanding forward foreign exchange contracts.

A one-cent change in the value of the pound sterling compared to the U.S. dollar would impact fiscal year 2007 expected costs in Aerospace by approximately $3 million before giving effect to forward foreign exchange contracts, and approximately $1 million after giving effect to the outstanding forward foreign exchange contracts.

Forward foreign exchange contracts

The Corporation uses forward foreign exchange contracts to manage foreign currency exposure arising from forecasted foreign currency cash flows. The Corporation also uses forward foreign currency contracts to manage foreign currency exposures arising from third party long-term debt, and intercompany loans and receivables.

Most of the forward foreign exchange contracts are denominated in currencies of major industrial countries:

- In Aerospace, forward foreign exchange contracts are mainly to sell U.S. dollars and buy Canadian dollars and pounds sterling.
- In Transportation, forward foreign exchange contracts are mainly to sell or purchase U.S. dollars, pounds sterling, euros and other western European currencies.

The fair value of forward foreign exchange contracts is sensitive to changes in foreign exchange rates. Foreign exchange rate changes result in offsetting fair value gains or losses on forward foreign exchange contracts and the corresponding hedged item attributable to the underlying exposure.

INTEREST RATE EXPOSURE

Interest-rate swap agreements

The Corporation enters into interest-rate swap agreements in order to achieve an appropriate mix of fixed and variable interest rate long-term debt. In addition, the Corporation enters into interest-rate swap agreements to reduce the impact of fluctuating interest rates on financial commitments and to manage the interest rate exposure arising from aircraft financing support provided to regional aircraft customers. Swap agreements involve the exchange of interest payments, based on a predetermined notional amount for a specified period of time.

The fair value of interest-rate swaps is sensitive to changes in interest rates. Interest rate changes result in offsetting fair value gains or losses on interest-rate swap agreements and the corresponding hedged item attributable to the underlying exposure.

Cross-currency interest-rate swap agreements

The Corporation enters into cross-currency interest-rate swap agreements to manage foreign currency exposures on its long-term debt and net foreign investments, and to modify the interest rate characteristics of long-term debt from fixed to variable interest rates. These swap agreements involve the exchange of fixed and variable interest payment obligations, as well as principal amounts in two different currencies for a specified period of time.

The fair value of cross-currency interest-rate swaps varies in the same manner described in the preceding discussion on forward foreign exchange contracts and interest-rate swap agreements.

Interest-rate cap agreements

The Corporation enters into interest-rate cap agreements to manage its exposure to interest-rate increases arising from protection granted to certain customers in connection with the sale of aircraft.

The fair value of interest-rate caps is sensitive to changes in interest rates and implied volatility. Changes in interest rates and implied volatility result in offsetting fair value gains or losses on financial obligations, and interest-rate cap agreements.

III. COMMITMENTS AND CONTINGENCIES

The Corporation's commitments and contingencies are described in note 22 – Commitments and contingencies to the Consolidated Financial Statements.

CREDIT AND RESIDUAL VALUE GUARANTEES

In connection with the sale of certain of its products, mainly regional aircraft, the Corporation provides financing support on behalf of certain customers in the form of credit and residual value guarantees to enhance their ability to arrange third party financing for their asset acquisition.

Credit guarantees are triggered if customers do not perform during the term of the financing (ranging from one to 20 years) under the relevant financing arrangements. Credit guarantees provide support through contractually-limited payments to the guaranteed party to mitigate default-related losses. In the event of default, the Corporation usually acts as an agent for the guaranteed parties for the repossession, refurbishment and remarketing of the underlying assets. The Corporation typically receives a fee for these services. In most circumstances, a claim under the guarantee may be made only upon the sale of the underlying asset to a third party.

In most cases, residual value guarantees are guarantees provided at the end of a financing arrangement, ranging from four to 20 years. Such guarantees provide protection to the guaranteed parties in cases where the market value of the underlying asset is below the guaranteed value. The value of the underlying asset may be adversely affected by a number of factors, including, but not limited to, an economic downturn. To mitigate the Corporation's exposure, the financing arrangements generally require the collateral to meet certain contractual return conditions on the expiry date of the guarantee. If a residual value guarantee is exercised, it provides for a contractually limited payment to the guaranteed parties, which is typically a percentage of the first loss from a guaranteed level. A claim under the guarantee may typically be made only upon the sale of the underlying asset to a third party.

When credit and residual value guarantees are provided in connection with a financing arrangement for the same underlying asset, residual value guarantees can only be exercised if the credit guarantee expires without having been exercised and, as such, are mutually exclusive.

The Corporation's risk management framework for the credit and residual value risks consists of the following: risk control, risk measurement, risk monitoring and risk transfer. The Corporation practices active risk control through inclusion of protective covenants and securities into commercial contracts to mitigate its exposure under these guarantees. Quantitative assessments of the risk relating to these guarantees and the determination of the related provisions to be recorded in the Consolidated Financial Statements, if any, are performed using a risk-pricing model. Risk monitoring comprises ongoing Management reporting of exposures, active credit watch, on-site credit due diligence and active intervention. In addition, asset value trends for the Corporation's products are closely monitored. The Corporation also engages, from time to time, in risk transfer with third party insurers to minimize its exposure to credit and residual value guarantees.

FINANCING COMMITMENTS

Manufacturers of commercial aircraft sometimes provide financing support to facilitate their customers' access to capital. This support may take a variety of forms, including providing assistance to customers in accessing and structuring debt and equity for aircraft acquisitions, or providing assurance that debt and equity are available to finance such acquisitions. The Corporation may provide interim financing to customers while permanent financing is being arranged.

As at January 31, 2006, the Corporation had outstanding financing commitments to eight customers in relation to the future sale of aircraft scheduled for delivery through fiscal year 2010 and in connection with a $296 million off-balance sheet financing facility (see the Financial arrangements section in this MD&A), amounting to $2.2 billion, net of third party financing already arranged. The Corporation mitigates its exposure to credit and interest rate risks by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment and by entering into interest-rate cap agreements. Total customer financing arranged by the Corporation in fiscal year 2006 amounted to $2.9 billion ($3.1 billion in fiscal year 2005).

The Corporation anticipates that it will be able to satisfy its financing commitments to its customers in fiscal year 2007 through third party financing. However, the Corporation's ability to satisfy its financing commitments may be affected by further financial difficulties in the commercial airline industry in general and of certain customers in particular, and the Corporation's current and future credit condition.

OTHER COMMITMENTS AND CONTINGENCIES

In connection with its contracts with the Metronet companies for the modernization of the London Underground, the Corporation is committed to provide collateral (surety bonds and letters of credit) in support of its obligations. These commitments extend to 2015. As at January 31, 2006, surety bonds maturing in 2011 and amounting to £181 million ($322 million) were outstanding. The period covered by the surety bonds must be extended by a year, every year. In the event that the bonds are not extended, the Corporation could have to provide, within one year, alternate collateral, which could reduce availability of credit facilities.

Over the years, Aerospace has invested in excess of $3.1 billion in program tooling and other significant amounts in product development and capital assets. The Corporation receives government financial support from various levels of government related to the development of aircraft. Certain of these financial support programs require the Corporation to pay amounts to governments, at the time of the delivery of products, contingent on a minimum agreed-upon level of related product sales being achieved. If the minimum agreed-upon level is not reached, no amount is payable to governments. The Corporation records the amount payable to governments at the time the product giving rise to such payment is delivered. In connection with Aerospace aircraft programs, the Corporation has received cumulative contingently repayable government support, amounting to $506 million as at January 31, 2006. The total amount paid in connection with such government support as at that date amounted to $238 million. The remaining undiscounted maximum amount repayable, mostly based on future deliveries of aircraft, amounted to $535 million as at January 31, 2006. The amount repayable based solely on the total of the remaining accounting aircraft program quantities (see also section on Program information in this MD&A) was $226 million as at January 31, 2006.

On February 7, 2005, the Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the U.S. district court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A, due January 15, 2030. On April 15, 2005, the plaintiffs filed an amended complaint, such amendments include the inclusion of all open market purchasers of BCMSC's Senior/Subordinated Pass-Through Certificates, Series 1998-A, Series 1998-B, Series 1998-C, Series 1999-A, Series 1999-B, Series 2000-A and Series 2000-B as part of the putative class. While the Corporation cannot predict the outcome of any legal proceedings, based on information currently available, the Corporation believes that it has strong defences and it intends to vigorously defend its position.

The Corporation is also a defendant in certain legal proceedings currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters.

While the Corporation cannot predict the final outcome of legal proceedings that were pending as at January 31, 2006, based on information currently available, Management believes that the resolution of these legal proceedings will not have a material adverse effect on its financial position.

IV. VARIABLE INTEREST ENTITIES

The following table summarizes by segment the significant VIEs in which the Corporation has a variable interest as at January 31:

	2006		2005	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Aerospace				
Financing structures related to the sale of regional aircraft[1]	**$ 6,946**	**$4,106**	$ 5,306	$2,871
Sale of rights under manufacturing contracts	**–**	**–**	166	154
Sale and leaseback structure	**15**	**15**	16	16
Transportation				
Partnership arrangements	**4,805**	**4,326**	4,352	4,035
Sale support guarantee	**529**	**523**	663	662
Cash collateral accounts	**70**	**70**	61	61
	12,365	**9,040**	10,564	7,799
Less assets and liabilities of consolidated VIEs:				
Financing structures related to the sale of regional aircraft	**67**	**65**	78	76
Sale of rights under manufacturing contracts	**–**	**–**	166	154
Sale and leaseback structure	**15**	**15**	16	16
Cash collateral accounts	**70**	**70**	61	61
	152	**150**	321	307
Assets and liabilities of non-consolidated VIEs	**$12,213**	**$8,890**	$10,243	$7,492

1 The increase in fiscal year 2006, mainly relates to the closing of the RASPRO facility, a $1.7-billion securitization transaction, related to the sale of 70 regional aircraft (see the Financial arrangements section in this MD&A).

The liabilities recognized as a result of consolidating certain VIEs do not represent additional claims on the Corporation's general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating certain VIEs do not represent additional assets that could be used to satisfy claims against the Corporation's general assets. The consolidation of debt resulting from the application of AcG-15 is excluded from the computation of the Corporation's debt covenant ratio for structures existing prior to May 1, 2004. All consolidated debt is related to structures existing prior to May 1, 2004. Additionally, the consolidation of VIEs did not result in any change in the underlying tax, legal or credit exposure of the Corporation.

AEROSPACE

Financing structures related to the sale of regional aircraft

The Corporation has provided credit and/or residual value guarantees to certain special purposes entities ("SPEs") created solely i) to purchase regional aircraft from the Corporation and to lease these aircraft to airline companies and ii) to purchase financial assets related to the sale of regional aircraft.

Typically, these SPEs are financed by third party long-term debt and by third party equity investors who benefit from tax incentives. The aircraft serve as collateral for the SPEs' long-term debt. The Corporation's variable interests in these SPEs are in the form of credit and residual value guarantees and residual interests. The Corporation also provides administrative services to certain of these SPEs in return for a market fee.

The Corporation concluded that most SPEs are VIEs, and the Corporation is the primary beneficiary for only two of them, which were consolidated. For all other SPEs, consolidation is not appropriate under AcG-15. For purposes of determining whether the Corporation is the primary beneficiary, certain financing structures related to the sale of regional aircraft were grouped together when they had common characteristics, such as same customer, aircraft type, lease terms and financial support. The Corporation's maximum potential exposure relating to the non-consolidated SPEs was $2.1 billion, of which $551 million of provisions and liabilities were available to cover the Corporation's exposure as at January 31, 2006 ($1.6 billion and $295 million respectively as at January 31, 2005). The Corporation's maximum exposure under these guarantees is presented in note 22 – Commitments and contingencies.

Sale of rights under manufacturing contracts

In 1995, the Corporation entered into an agreement with LR Jet Corporation ("LR Jet"), a company created for the sole purpose of purchasing, on a revolving basis, rights under certain aircraft manufacturing contracts from the Corporation. The purchase price was essentially financed by long-term debt issued to third party investors. The Corporation concluded that LR Jet is a VIE and the Corporation is the primary beneficiary; accordingly, LR Jet was consolidated. As of January 31, 2006, the long-term debt of LR Jet has been repaid in full.

TRANSPORTATION

Partnership arrangements

The Corporation entered into partnership arrangements to provide manufactured rail equipment and civil engineering work as well as related long-term services, such as the operation and maintenance of rail equipment.

The Corporation's involvement with entities created in connection with these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing, selling and long-term service contracts. The Corporation concluded that certain of these entities are VIEs, but the Corporation is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Corporation continues to account for these investments under the equity method, recording its share of the net income or loss based upon the terms of the partnership arrangement. As at January 31, 2006 and 2005, the Corporation's maximum off-balance sheet exposure to loss related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

As at January 31, 2006 and 2005, the Corporation had the following involvement with significant partnership arrangements which qualify as VIEs:

- In April 2003, Metronet Rail BCV Holdings Ltd. and Metronet Rail SSL Holdings Ltd. (together "Metronet"), in which the Corporation has a 20% equity interest, were awarded contracts for the renewal, modernization and maintenance of two of the London Underground's infrastructure projects. As part of its involvement with Metronet, the Corporation was awarded firm supply contracts to provide metro cars, signalling, maintenance and management services to Metronet.
- The Corporation has a 20% equity interest in Consorzio Treno Veloce Italiano ("TREVI"), an entity which was awarded, starting in May 1992, a series of contracts, including the supply of ETR 500 locomotives and railcars as well as their maintenance and refurbishment, for which the Corporation was selected as a sub-supplier to TREVI.
- In May 2004, Arrow Light Rail Holdings Ltd. and Arrow Light Rail Ltd. (together "Arrow"), in which the Corporation has a 12.5% equity interest, were awarded contracts for the design, manufacture, operation and maintenance of

the Nottingham Express Transit Line One System located in the U.K. As part of its involvement with Arrow, the Corporation was awarded the operation and maintenance service contract.
- In June 2004, Yong-In LRT Co., Ltd ("Yong-In"), in which the Corporation has a 26% interest, was established to build and operate a light rail system in the city of Yong-In, South Korea. As part of its involvement with Yong-In, the Corporation is responsible for project management, system integration, mobilization and test running, and providing vehicles and other equipment.

Sale support guarantee
In August 1998, the Corporation provided residual value guarantees on diesel electric multiple unit trains sold to Lombard Leasing Contracts Limited ("Lombard"). Under an operating lease structure, Lombard leases the trains to a third party operator. The Corporation concluded that Lombard is a VIE, but the Corporation is not the primary beneficiary; accordingly, this entity has not been consolidated. The Corporation's maximum exposure as a result of its involvement with Lombard is limited to its residual value guarantees for an amount of $124 million as at January 31, 2006 ($135 million as at January 31, 2005). The Corporation's maximum exposure under these guarantees is presented in note 22 – Commitments and contingencies.

Cash collateral accounts
In connection with the sale of rail equipment by Adtranz prior to its acquisition by the Corporation in May 2001, the purchasers have been provided with the right, under certain conditions, to sell back the equipment to the Corporation at predetermined prices on three separate dates, beginning in fiscal year 2009. In addition, the Corporation may be required, beginning in fiscal year 2009, upon customer default on payments to the financing providers, to repurchase the equipment.

As a result of this commitment, Fabian Investments Limited and Lineal Investments Limited were created and cash was deposited in a cash collateral account by the lessee of the equipment. This cash, together with accumulated interest, is expected to entirely cover the Corporation's exposure. The Corporation concluded that these SPEs are VIEs and the Corporation is their primary beneficiary; accordingly, these SPEs were consolidated. Their assets, consisting of restricted cash, are presented in Other assets, and their liabilities, consisting of a provision for repurchase obligations, are presented in Accounts payable and accrued liabilities on the Corporation's consolidated balance sheets.

OTHER

I. PENSION

The Corporation sponsors several domestic- and foreign-funded and unfunded defined benefit pension plans.
- Funded plans are plans for which segregated plan assets are invested in trusts. These plans can be in an over- or under-funded position, depending on various factors, such as investment returns. The funded plans are mainly located in North America, the U.K. and Switzerland. For these plans, employer cash contributions are determined in accordance with the regulatory requirements of each local jurisdiction.
- Unfunded plans are plans for which there are no segregated plan assets. These plans, for which the Corporation has no prefunding obligations, are located mainly in continental Europe. In these countries, the establishment of segregated plan assets is either not permitted or not in line with local practice. The employer cash requirement for these plans corresponds to the benefit payments made to participants.

The Corporation uses a measurement date of December 31 for accounting purposes.

The financial position and other information regarding the Corporation's defined benefit pension plans are presented in note 21 – Employee future benefits to the Consolidated Financial Statements.

ASSUMPTIONS

The determination of assumptions is made after a periodic review of factors, such as long-term return expectations prepared by consultants or economists, historical and expected investment returns, long-term interest rate yield curves on high quality corporate bonds, long-term inflation assumptions and recommendations from actuaries. With regard to equity securities, the Corporation uses an evaluation based on asset market values, which, for benefit cost measurement purposes, takes into account the impact of gains or losses over a three-year period starting from the fiscal year during which these gains or losses occur. With regard to investments other than equity securities, the Corporation uses an evaluation based on current market values. The Corporation reflects in advance the cost of future discretionary increases of pension benefits, for plans with a history of regular discretionary increases, and the cost of future life expectancy improvements.

PENSION PLAN DEFICIT

The deficit for the pension plans amounted to $2.3 billion as at December 31, 2005 ("the measurement date") ($1.9 billion as at December 31, 2004). This amount includes the projected benefit obligation of the unfunded plans amounting to $493 million as at December 31, 2005 ($517 million as at December 31, 2004).

The increase in the deficit is mainly due to an increase in the projected benefit obligation resulting from a decrease in long-term discount rates in Canada and the U.K.

Sensitivity

It is estimated that an increase/decrease of 0.25% in the current weighted-average discount rate used to calculate the net present value of the projected benefit obligation would decrease/increase the projected benefit obligation by approximately $300 million.

UNRECOGNIZED AMOUNTS

The net actuarial gains and losses, based on the market-related value of plan assets, over 10% of the greater of the projected benefit obligation and the market-related value of plan assets, as well as prior service costs, are amortized to income over the estimated weighted-average remaining service life of plan participants. The amortization of the net unrecognized amounts is expected to account for $105 million of the estimated pension cost for fiscal year 2007.

PENSION COST

Pension cost from continuing operations amounted to $287 million for fiscal year 2006, compared to $270 million for fiscal year 2005.

Pension cost is capitalized as part of labour costs and included in inventories and aerospace program tooling or is recognized directly to income.

Pension cost is estimated to be $325 million for fiscal year 2007. The expected increase is mainly due to the previously discussed decrease in discount rates.

FUNDING

The Corporation complies with the regulatory cash contribution requirements of each local jurisdiction, which are designed to protect participants' rights. Since the measurement basis used to determine the pension cost is, in general, more conservative than the regulatory requirements in most jurisdictions, the deficit computed to establish cash contributions (funding deficit) is smaller than the deficit for accounting purposes for most pension plans.

Cash contributions to the defined benefits pension plans are estimated at $410 million for fiscal year 2007, compared to actual contributions of $327 million for fiscal year 2006. Cash contributions to the defined contributions pension plans are estimated at $25 million for fiscal year 2007, compared to actual contributions of $26 million for fiscal year 2006.

II. CONTROLS AND PROCEDURES

As of January 31, 2006, an evaluation was carried out, under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of the Corporation's disclosure controls and procedures as defined in *Multilateral Instrument 52-109*. Based on this evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective.

III. RISKS AND UNCERTAINTIES

RISK MANAGEMENT PRACTICES

The Corporation's risk management practice is to embed risk management activities in the operational responsibilities of its management. Risk management is therefore an integral part of how the Corporation plans and executes its business strategies. Each segment manages its risks in line with the Corporation's overall organizational and accountability structure. The Corporation has developed and applies risk assessment, mitigation and management practices to reduce the nature and extent of its exposure to operational, financial, technical, market and legal risks.

Aerospace

Aerospace's risk management begins prior to program launch. It includes the development of a detailed plan to support a program launch decision, and continues throughout the product cycle. Aerospace's risk management strategy includes a governance process to assess the risk of deviation from the revenue, cost, schedule and technical targets, established as part of a detailed plan, with the aim of developing specific risk mitigation plans. Such practices include a sales contract evaluation process ensuring compliance with internal policy. Risk management for product cost includes the development of long-term relationships with key suppliers, together with supplier evaluation and competitive bidding processes. Other risk management practices for cost include foreign exchange hedging, insurance coverage and collective agreements with a significant portion of the workforce. Technical risk is mitigated through strict compliance with the regulatory requirements of various bodies, as well as stringent quality control in the production cycle. The International Standards Organization ("ISO") has established ISO 9001 standards. The Society of Automotive Engineers ("SAE") has used the baseline ISO 9001 standards to establish AS 9100 standards in order to standardize the Quality Management Systems requirements specific to the aerospace industry. Aerospace holds four ISO 9001/AS 9100 certificates in 12 sites located in Canada, the U.S. and Europe. These sites include facilities for all stages of the product life cycle, including administrative, design, manufacturing, testing, training, spares distribution and service centres. The application of these standards allows Aerospace to improve product quality and reduce costs through the standardization of quality processes and procedures.

Transportation

Transportation's risk management strategy comprises the complete activities of the segment with defined processes for the bid approval, project start-up, design, realization and field support phases.

The bid approval process is managed by senior executives with bids reviewed for compliance with internal policies and guidelines in the areas of commercial and contractual terms and conditions, profitability, engineering and manufacturing resource availability, product strategy, delivery schedule and supply base before tendering.

Bid approval, project start-up and design phases also include a technical risk assessment, legal review of contracts, development of long-term relationships with key suppliers, together with supplier evaluation and cost.

During the realization and field support phases, schedule control, the regular review of forecasts, project improvement management and a proactive risk and opportunity management are applied. The principal objective of risk and opportunity management is:

- to anticipate future events that may harm or benefit a project; and
- to identify and quantify potential risks and opportunities so that Transportation can:
  - take action that will decrease the probability of a risk occurring and/or decrease the impact of the risk, should it occur; and
  - increase the probability of an opportunity occurring and/or increase the benefits of the opportunity, should it occur.

In addition, risk mitigation is managed by aiming to structure positive cash flow arrangements through the use of customer advances, foreign exchange hedging, securing insurance, obtaining third party guarantees, and other risk mitigation measures, such as collective agreements with a significant portion of the workforce.

RISK ENVIRONMENT

The Corporation operates in industry segments that have a variety of risk factors and uncertainties, including general economic risk, business environment, operational, financing and market risk. The risks and uncertainties described below are risks that could materially affect the Corporation's business, financial condition and results of operations, but are not necessarily the only ones facing the Corporation. Additional risks and uncertainties not presently known to the Corporation, or that the Corporation currently believes to be immaterial, may also adversely affect its business.

GENERAL ECONOMIC RISK

Unfavourable economic conditions, such as a macroeconomic downturn in important markets and an increase in commodity prices may result in lower order intake, which would adversely affect the Corporation's business. In addition, curtailment of production activities due to unfavourable economic conditions could result in the Corporation incurring significant costs associated with temporary layoffs or termination of employees.

BUSINESS ENVIRONMENT RISK

The Corporation faces a number of external risk factors, more specifically the financial condition of the airline industry and major rail operators, government policies related to import and export restrictions, changing priorities and possible spending cuts by government agencies, government support to export sales, world trade policies, competition from other businesses, as well as scope clauses in pilot union agreements restricting the operation of smaller jetliners by major airlines or by their regional affiliates. In addition, acts of terrorism, political instability or the outbreak of war or continued hostilities in certain regions of the world, and global health risks, may result in lower orders, re-scheduling or the cancellation of part of the existing order backlog for certain of the Corporation's products.

Airline industry environment

Airline industry profitability and viability influence demand for Aerospace's commercial aircraft. Continued cost pressure in the airline industry places pressure on the price of Aerospace's products. Aerospace is faced with the challenge of finding ways to reduce costs and improve productivity to sustain a favourable market position at acceptable profit margins. Several of Aerospace's U.S. commercial airline customers are operating under the protection of Chapter 11. The loss of any major commercial airline as a customer or the termination of a contract could significantly reduce the Corporation's revenue.

OPERATIONAL RISK

The activities conducted by the Corporation are subject to operational risks, including business partners, developing new products and services, regulatory risk, product performance warranty, legal, dependence on key customers, suppliers and personnel, risk of problems in supply management, production and project execution, as well as the successful integration of new acquisitions, reliance on information systems and environmental policies, all of which could affect the ability of the Corporation to meet its obligations. In addition, large and complex projects for customers are common for the businesses of the Corporation, including fixed-price contracts.

Business partners

In certain of the projects carried out through consortia or other partnership vehicles in Transportation, all partners are jointly and severally liable to the customer. The success of these partnerships is dependent on the satisfactory performance of the Corporation's business partners. Although, in these situations, partners generally exchange counter indemnity obligations, often partially or totally backed by guarantee instruments, the failure of the business partners to fulfill their contractual obligations could subject the Corporation to additional financial and performance obligations that could result in increased costs and unforeseen delays. In addition, in the transportation's systems business, the loss of potential order intake may result from a partner withdrawing from a consortium during the bid phase.

Developing new products and services

The principal markets in which the Corporation's businesses operate experience changes due to the introduction of new technologies. To meet its customers' needs in these businesses, the Corporation must continuously design new, and update existing products and services, and invest in and develop new technologies. Introducing new products requires a significant commitment to research and development, which may not be successful. The Corporation's sales may be impacted if it invests in products that are not accepted in the marketplace, if customer demand or preference for aircraft models changes, if the products are not approved by regulatory authorities, or if the products are not brought to market in a timely manner or become obsolete. In Aerospace and Transportation, the Corporation is subject to stringent certification or approval requirements, which may delay the certification of the Corporation's products. Non-compliance with regulatory requirements, such as those imposed by TC, the FAA, the EASA, national rail regulatory bodies or other regulatory authorities, could result in the grounding of the Corporation's products, which could have a material adverse impact on the Corporation.

Warranty and casualty claim losses

The products manufactured by the Corporation are highly complex and sophisticated and may contain defects that are difficult to detect and correct. Defects may be found in the Corporation's products after they are delivered to the customer. If discovered, the Corporation may not be able to correct them in a timely manner, or at all. The occurrence of defects and failures in the Corporation's products could result in warranty claims or the loss of customers. Correcting such defects could require significant capital investments. Any claims, defects or failures could have an adverse effect on the Corporation's operating results and business. In addition, due to the nature of the Corporation's business, the Corporation may be subject to liability claims arising from accidents or disasters, involving the Corporation's products, or products for which the Corporation provided services, including claims for serious personal injuries or death, or those caused by climatic factors (such as snow and ice), or by pilot or driver error. The Corporation cannot be certain that its insurance coverage will be sufficient to cover one or more substantial claims. Furthermore, there can be no assurance that the Corporation will be able to obtain insurance coverage at acceptable levels and cost in the future.

Legal risks

The Corporation is subject to numerous risks relating to legal proceedings in which it is currently a party or that could develop in the future. In the ordinary course of its business the Corporation becomes party to lawsuits, including suits involving allegations of improper delivery of goods or services, product liability, product defects, quality problems and intellectual property infringement. There can be no assurance that the results of these or other legal proceedings will not materially harm the Corporation's business, operations or reputation. The Corporation maintains liability insurance for certain legal risks at levels the Corporation's Management believes are appropriate and consistent with industry practice. The Corporation may incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of the Corporation's operations or financial condition, and the Corporation's provisions for litigation-related losses may not be sufficient to cover the Corporation's ultimate loss or expenditure.

Key customers and key suppliers

The Corporation's manufacturing operations are dependent upon a limited number of customers. As at January 31, 2006, 12% of Aerospace's backlog related to aircraft programs was attributable to two customers. In Transportation, three customers represented 44% of the order backlog as at January 31, 2006. The Corporation believes that it will continue to depend on a limited number of customers; accordingly, the loss of any such customer could result in lower sales and/or market share. As the majority of Transportation's customers are public or operate under public contract, Transportation's order intake is dependent on public budgets and spending policies. Please refer to Government support hereafter for additional information.

The Corporation's manufacturing operations are dependent on a limited number of key suppliers for the delivery of materials, services and major systems, such as aluminum, titanium, power plants, wings, nacelles and fuselages in Aerospace, and brakes in Transportation. A failure by one or more key suppliers to meet performance specifications, quality standards, and delivery schedules could adversely affect the ability of the Corporation to meet its commitments to customers. If one or more key suppliers are unable to meet their contractual obligations toward the Corporation, this could result in a material effect on the Corporation's Consolidated Financial Statements. Certain of these suppliers participate in the development of products such as aircraft or rolling stock platforms and the subsequent delivery of materials and major components, and own some of the intellectual property from the key components they develop. Therefore, the Corporation's contracts with these key suppliers are on a long-term basis. Although alternative supplier sources generally exist for the procurement of material and major components, the replacement of certain key suppliers could be costly and could take a significant amount of time.

Fixed-term commitments

The Corporation has historically offered, and will continue to offer, a significant portion of its products on fixed-term contracts, rather than contracts in which payment is determined solely on a time-and-material basis. Generally, the Corporation may not terminate these contracts unilaterally. Although the Corporation often relies on tools, methodologies and past experience to reduce the risks associated with estimating, planning and performing these projects, in most cases, the Corporation is exposed to risks associated with these projects, including unexpected technological problems, difficulties with the Corporation's partners and subcontractors, and logistic difficulties that could lead to cost overruns and late delivery penalties.

Human resource risk (including collective agreements)

Human resource risk is the risk that the Corporation is unable to recruit, retain, and motivate highly skilled employees to assist in the Corporation's business, including research and development activities, that are essential to the success of the Corporation. Failure to recruit and retain highly skilled personnel could negatively impact the Corporation's development efforts and cause delays in production.

In addition, the Corporation is party to several collective agreements throughout its business segments which are subject to expiration at various times in the future. If the Corporation is unable to renew these collective agreements as they become subject to renegotiation from time to time, this could result in work stoppages and other labour disturbances.

Environmental risk

Environmental risk is the risk that regulatory requirements, or enforcements thereof, may become more stringent in the future and that additional costs may be incurred by the Corporation to be compliant with such future requirements or enforcements. The Corporation is subject to environmental laws and regulations in each of the jurisdictions in which it operates, governing, among other things, product performance and/or content, air and water pollution, hazardous substance discharges, and the remediation of soil and/or groundwater contamination caused by past operations. Although the Corporation believes that it is in substantial compliance with current applicable requirements of environmental laws, there can be no assurance that limitations imposed by, or costs of compliance with, current or future environmental laws, or liabilities arising from environmental problems, will not have a material adverse effect on the Corporation's financial position.

FINANCING RISK

Government support

From time to time, the Corporation or its customers receive various types of government support. The level of government support reflects government policy and depends on budgets and other political and economic developments. The Corporation cannot predict if future government-sponsored support will be available. The loss or any substantial reduction in the availability of government support could negatively impact the Corporation's cost competitiveness and market share. In addition, any future government support received by the Corporation's competitors may have a negative impact on the Corporation's competitiveness, product development, sales and market share.

Financing support provided on behalf of certain customers

The Corporation may provide aircraft financing support to regional aircraft customers.

- Interim financing, which includes loans made to customers and the leasing of aircraft to customers;
  - The Corporation faces the risk that certain customers, mainly regional aircraft customers, may not be able to obtain permanent financing. This in turn, would have a negative impact on free cash flow.
- Credit support provided by the Corporation in the form of credit and/or residual value guarantees to airlines and to certain special purpose entities ("SPEs") created solely i) to purchase regional aircraft from the Corporation and to lease these aircraft to airline companies, and ii) to purchase financial assets related to the sale of regional aircraft. Under these arrangements, the Corporation is obligated to make payments to a guaranteed party in the event that the original debtor or lessee does not make lease or loan payments, or if the market or resale value of the aircraft is below the guaranteed residual value amount at the end of the lease. A claim under these guarantees can typically be made only upon the sale of the aircraft to a third party. A substantial portion of these guarantees has been extended on behalf of original debtors or lessees with less than investment-grade credit. Recent financial weakness in certain airlines further exposes the Corporation to loss under credit guarantees.

- Significant claims under these guarantees could have a material effect on the Corporation's business, financial condition and results of operations (see the Commitments and contingencies section of this MD&A for a discussion of credit and residual value guarantees).

Liquidity and access to capital markets

The Corporation requires continued access to the capital markets to support its activities. To satisfy its financing needs, the Corporation relies on cash resources, debt, bank lines of credit and cash flow generated from operations. Any impediments to the Corporation's ability to access the capital markets, including a decline in credit ratings, a significant reduction of the surety market global capacity, significant changes in market interest rates, general economic conditions or the perception in the capital markets of the Corporation's financial condition or prospects, could have a material adverse effect on the Corporation's financial condition and results of operations. Credit ratings may be impacted by many external factors beyond the Corporation's control and accordingly, no assurance can be given that the Corporation's credit ratings will not be reduced in the future.

Restrictive debt covenants

The indentures governing certain of the Corporation's indebtedness and syndicated credit facilities contain covenants that, among other things, restrict the Corporation's ability to:
- sell all or substantially all of its assets;
- incur certain indebtedness, secured or unsecured;
- engage in mergers or consolidations;
- incur capital expenditures in excess of a certain amount;
- engage in certain transactions with affiliates; and
- engage in acquisitions in excess of a certain amount.

These restrictions could impair the Corporation's ability to finance its future operations or its capital needs, or to engage in other business activities that may be in its interest. In addition, the Corporation is also required to comply with various financial covenants (computed without the former BC segment) under its two main syndicated credit facilities and is required to maintain (as defined in the related agreements):
- a minimum liquidity of $1.0 billion at the end of each quarter;
- a minimum interest coverage ratio of 2 to 1 on a rolling four-quarter basis for the period ending January 31, 2006, and 2.5 to 1 thereafter; and
- a maximum net debt-to-capitalization ratio of 55% as at January 31, 2006, and 50% at the end of each fiscal quarter thereafter.

The Corporation's ability to comply with these covenants may be affected by events beyond its control. A breach of any of these agreements or the Corporation's inability to comply with these covenants could also result in a default under its bank lines, which would permit the Corporation's banks to request the immediate cash collateralization of all outstanding letters of credit and the bondholders and other lenders of the Corporation to declare amounts owed to them immediately payable.

MARKET RISK

Market risk is defined as a potential loss due to an adverse move in market rates, including the following:

Foreign currency fluctuations

The Corporation is exposed to risks resulting from foreign currency fluctuations, as described in the Derivative financial instruments section of this MD&A. In an effort to mitigate these risks, the Corporation uses financial derivative instruments to hedge its exposure to future cash inflows and outflows in various foreign currencies.

Changing interest rates

The Corporation is exposed to risks from fluctuating interest rates as described in the Derivative financial instruments section of this MD&A. The Corporation uses derivative financial instruments or asset/liability management techniques to manage the impact of fluctuating interest rates arising mainly on existing assets and liabilities and financial commitments.

Commodity price risk

The Corporation is subject to commodity price risk relating principally to fluctuations in material prices, such as aluminum and titanium used in the supply chain. In an effort to mitigate these risks, the Corporation seeks to enter into long-term arrangements with its supplier base.

The impact of the above fluctuations could have a material effect on the Corporation's Consolidated Financial Statements.

IV. CRITICAL ACCOUNTING ESTIMATES

The Corporation's significant accounting policies are described in the Consolidated Financial Statements. The preparation of financial statements, in conformity with GAAP, requires the use of estimates, judgment and assumptions. Critical accounting estimates, which are evaluated on a regular ongoing basis and can change from period to period, are described in this section. An accounting estimate is considered critical if the estimate requires Management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have been reasonably used or if changes in the estimate that would have a material impact on the Corporation's financial condition or results of operations are likely to occur from period to period.

The sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

AVERAGE COST ACCOUNTING

Average cost accounting, used in Aerospace, is a method of accounting for the costs associated with the manufacturing of aircraft, whereby the estimated average unit production cost is charged to cost of sales.

The determination of the estimated average unit production cost per aircraft involves estimates of total accounting program quantities and total production costs for a selected program, as well as the period over which the units can reasonably be expected to be produced.

Accounting program quantities are based on an assessment of prevailing market conditions and anticipated demand for the aircraft, considering, among other factors, the firm order backlog.

Production costs include material, direct labour and manufacturing overhead costs. Total production costs are estimated based on actual and forecasted costs of materials, foreign exchange rates, labour productivity and employment levels and salaries. Cost estimates are based mainly on historical performance trends, economic trends, labour agreements and information provided by suppliers. Production costs are also based on the learning curve concept, which anticipates a decrease in costs as tasks and production techniques become more efficient through repetition. As a result, the actual unit production cost, incurred in the early stage of the program, will exceed the estimated average unit production cost for the entire program. This difference, referred to as excess-over-average production costs, is included in inventories and is expected to be recovered from sales of aircraft to be produced later at lower-than-average production costs.

Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter as part of its annual budget process of its cost estimates and program quantities. The effect of any revision is accounted for by way of a cumulative catch-up adjustment in the period in which the revision takes place.

Sensitivity

A 1% change in the estimated future costs to produce the remaining aircraft accounting program quantities for all aircraft programs would have increased or decreased the Corporation's Cost of sales by approximately $50 million in fiscal year 2006, including $35 million relating to cumulative catch-up adjustments for prior years.

AEROSPACE PROGRAM TOOLING

Aerospace program tooling is reviewed for impairment when certain events or changes in circumstances indicate that the carrying amount of the tooling may not be recoverable. The recoverability test is performed using undiscounted expected future net cash flows that are directly associated with the asset's use. An impairment charge is recorded in Amortization when the undiscounted value of the expected future cash flow is less than the carrying value of program tooling. The amount of impairment, if any, is measured as the difference between the carrying value and the fair value of the program tooling. Estimates of net future cash flows, over the remaining useful life of program tooling, are subject to uncertainties with respect to expected selling prices, as well as estimates and judgments as described in the average cost accounting section above.

SALES INCENTIVES

The Corporation offers sales incentives, including credit and residual value guarantees, mostly in connection with the sale of regional aircraft. Management reviews the maximum exposure related to these commitments relative to the aircraft's expected future value and, in the case of credit guarantees, the creditworthiness of the borrower. Provisions are recorded at the time of sale of the underlying aircraft and are reviewed quarterly. Non-cash sales incentives are included in Cost of sales and cash sales incentives are presented as a reduction of Manufacturing revenues. The aircraft's expected future value is estimated using internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market. The creditworthiness of borrowers, for which credit guarantees have been provided, is based on credit ratings published by credit rating agencies, when available. The creditworthiness of other borrowers is estimated based on internal evaluation models (see note 22–Commitments and contingencies to the Consolidated Financial Statements for additional information on these guarantees).

Sensitivity

As at January 31, 2006, had the expected future value of aircraft used to calculate the provision for credit and residual value guarantees provided in connection with aircraft sales decreased by 5%, Cost of sales would have increased by approximately $100 million for fiscal year 2006.

LONG-TERM CONTRACTS

Transportation conducts most of its business under long-term contracts with customers. Revenues and margins from long-term contracts relating to designing, engineering or manufacturing of products, including vehicle and component overhaul, are recognized using the percentage-of-completion method. Revenues and margins from maintenance contracts entered into on or after December 17, 2003, are recognized in proportion to the total costs originally anticipated to be incurred at the beginning of the contract. The long-term nature of contracts involves considerable use of estimates in determining total contract costs, revenues and percentage of completion.

Contract costs include material, direct labour, manufacturing overhead and other costs, such as warranty and freight. Total contract costs are estimated based on forecasted costs of materials, inflation rates, foreign exchange rates, labour productivity, and employment levels and salaries, and are influenced by the nature and complexity of the work to be performed, the impact of change orders and the impact of delayed delivery. Cost estimates are based mainly on historical performance trends, economic trends, collective agreements and information provided by suppliers.

Revenue estimates are based on the negotiated contract price adjusted for change orders, claims and contract terms that provide for the adjustment of prices in the event of variations from projected inflationary trends. Contract change orders and claims are included in revenue when they can be reliably estimated and realization is probable.

The percentage of completion is generally determined by comparing the actual costs incurred to the total costs anticipated for the entire contract, excluding costs that are not representative for the measure of performance.

Recognized revenues and margins are subject to revisions as the contract progresses to completion. Management conducts quarterly reviews and a detailed annual review in the fourth quarter as part of its annual budget process of its estimated costs to complete, percentage of completion estimates and revenues and margins recognized, on a contract-by-contract basis. The effect of any revision is accounted for by way of a cumulative catch-up adjustment in the period in which the revision takes place.

If a contract review indicates a negative gross margin, the entire expected loss on the contract is recognized in the period in which the negative gross margin is identified.

Sensitivity

A 1% increase in the estimated future costs to complete all ongoing contracts accounted for under the percentage-of-completion method in Transportation would have decreased the margin by approximately $60 million, while a 1% decrease in the estimated future costs would have increased the margin by approximately $50 million in fiscal year 2006.

GOODWILL

Goodwill recorded is the result of the purchase of Adtranz.

Goodwill is tested for impairment using a two-step test annually or more frequently if events or circumstances, such as significant declines in expected sales, earnings or cash flows, indicate that it is more likely than not that the asset might be impaired. Under the first step, the fair value of a reporting unit, based on discounted future cash flows, is compared to its net carrying amount. If the fair value is greater than the carrying amount, no impairment is deemed to exist and the second step is not required to be performed. If the fair value is less than the carrying amount, the second test must be performed, whereby the implied fair value of the reporting unit's goodwill must be estimated. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit. The carrying value of goodwill in excess of its implied fair value is charged to income. The Corporation selected its fourth quarter as its annual testing period for its goodwill.

Future cash flows are forecasted based on the Corporation's best estimate of revenues, production costs, manufacturing overhead and other costs. These estimates are made by reviewing existing contracts, expected future orders, current cost structure, anticipated cost variations, collective agreements and general market conditions, and are subject to review and approval by senior Management. The future cash flows used for the impairment test performed during the fourth quarter of fiscal year 2006 were discounted using a weighted-average cost of capital rate of 9.5%.

VARIABLE INTEREST ENTITIES

The Corporation consolidates VIEs for which it assumes a majority of the risk of losses, is entitled to receive a majority of the residual returns (if no party is exposed to a majority of the VIE's losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. See note 23 – Variable interest entities to the Consolidated Financial Statements, for additional information on VIEs. The Corporation revises its initial determination of the accounting for VIEs when certain events occur, such as changes in governing documents or contractual arrangements.

The Corporation uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows from the expected cash flows, and allocating the expected losses and expected returns among the identified parties holding variable interests to then determine who is the primary beneficiary. In addition, there is a significant amount of judgment exercised in applying these consolidation rules to the Corporation's transactions.

Variable interest includes mostly credit and/or residual value guarantees to certain SPEs created solely to purchase regional aircraft, as well as partnership arrangements entered into to provide manufactured rail equipment and civil engineering work as well as related long-term services.

PRODUCT WARRANTIES

Products sold in Aerospace and Transportation are accompanied by warranties for systems, accessories, equipment, parts and software developed by the Corporation.

A provision for warranty cost is recorded when revenue for the underlying product is recognized. The cost is estimated based on a number of factors, including the historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of products sold and counter-warranty coverage available from the Corporation's suppliers.

The Corporation reviews its recorded product warranty provisions quarterly and any adjustment is recognized to income. Warranty expense is recorded as a component of Cost of sales.

EMPLOYEE FUTURE BENEFITS

Pension and other employee benefit costs and obligations are dependent on assumptions used in calculating such amounts. The discount rate, the expected long-term rate of return on plan assets and rate of compensation increase are important elements of cost and/or obligation measurement.

The discount rate allows the Corporation to reflect estimated future benefit payments at present value on the measurement date. Management has little discretion in selecting the discount rate, as it must represent the market rates for high quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit obligation and benefit costs.

Sensitivity

A 0.25% change in the weighted-average discount rate would increase or decrease the expected benefit cost in fiscal year 2007 by approximately $30 million.

The expected long-term rate of return on pension plan assets is determined considering historical returns, future estimates of long-term investment returns and asset allocations. A lower return assumption increases pension cost.

Sensitivity

A 0.25% change in the weighted-average return assumption would increase or decrease the expected benefit cost in fiscal year 2007 by approximately $10 million.

The rate of compensation increase is determined considering current salary structure, historical wage increases and anticipated wage increases.

Sensitivity
A 0.25% change in the weighted-average rate for compensation increase would increase or decrease the expected benefit cost in fiscal year 2007 by approximately $20 million.

Other assumptions include the inflation rate and the health-care cost trend rate, as well as demographic factors such as retirement ages of employees, mortality rates and turnover. Assumptions are reviewed and updated on an annual basis.

INCOME TAXES
The Corporation recognizes deferred income tax assets resulting from operating losses carry-forward and deductible temporary differences.

Management assesses the realization of these deferred tax assets regularly to determine whether a valuation allowance is required. Based on evidence, both positive and negative, the Corporation determines whether it is more likely than not that all or a portion of the deferred income tax assets will be realized. The factors considered include estimated future earnings based on internal forecasts, cumulative losses in recent years, history of losses carry-forward and other tax assets expiring unused, as well as prudent and feasible tax planning strategies.

V. ACCOUNTING AND REPORTING DEVELOPMENTS

The following standards may, when adopted, have a material impact on the Corporation's Consolidated Financial Statements:
- Financial instruments – Recognition and measurement;
- Hedges; and
- Comprehensive income.

These standards are substantially harmonized with U.S. GAAP and will be effective for the Corporation for the first quarter of fiscal year 2008. The principal impacts of the standards are summarized below:

Financial instruments – Recognition and measurement
- All derivative financial instruments, including embedded derivatives that are not closely related to the host contract, must be recorded on the balance sheet and measured at fair value.
- All financial assets must be classified as held for trading, available for sale, held to maturity or as loans and receivables, and measured either at fair value, cost or amortized cost.
- Gains and losses on financial instruments measured at fair value must be recognized in the income statement or in other comprehensive income.

Hedges
Hedges can be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. Gains and losses as a result of changes in the fair value of hedging instruments which qualify for hedge accounting must be recognized to income, together with the offsetting gains or losses on the hedged risk in the change period or to other comprehensive income if certain criteria are met, with subsequent reclassification to income when the hedged item affects income.

Comprehensive income
Comprehensive income is the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income and its components must be presented in the consolidated financial statements with the same prominence as other financial statements that constitute the complete set of consolidated financial statements.

The Corporation is currently assessing the impact of these recommendations on its Consolidated Financial Statements.

VI. ENVIRONMENT

The Corporation's manufacturing and service activities are subject to environmental regulation by federal, provincial and local authorities in Canada, as well as local regulatory authorities having jurisdiction over the Corporation's foreign operations. As a result, the Corporation has established, and periodically updates, a health, safety and environment policy that defines the Corporation's vision for its worldwide operations. Consistent with this policy, approximately 85% of the Corporation's manufacturing and services locations (over 150 employees) have been accredited according to the ISO 14001 Standard for Environmental Management by outside auditors.

Consistent with the Corporation's policy stressing environmental responsibility and its desire to maintain legal compliance, the Corporation routinely procures, installs and operates pollution control devices, such as waste water treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators at new and existing facilities constructed or upgraded in the normal course of business. Future expenditures for pollution control systems are not expected to have a material effect on the Corporation's consolidated financial position.

With respect to environmental matters related to site contamination (historical contamination of soil and groundwater), the Corporation periodically conducts studies, individually at sites owned by the Corporation and jointly as members of industry groups at sites not owned by the Corporation, to determine the feasibility of various remedial techniques, and to define the Corporation's share of liability. The Corporation is currently proceeding with decontamination at a small number of sites both in North America and in Europe. The historical costs for soil and/or groundwater decontamination have not been significant.

Estimating future environmental clean-up liabilities is dependent on the nature and the extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty as to which remedy to apply, the timing of the remedial action and the outcome of discussions with regulatory authorities.

The Corporation expects to increase its cost for remediation activities in future years. This increased cost is based on the probable closure of certain existing facilities and on ever-increasing legal requirements. Although it appears likely that annual costs for soil and groundwater decontamination may increase over time, these costs are not expected to be material for the Corporation.

VII. FOREIGN EXCHANGE RATES

The Corporation is subject to currency fluctuations from the translation of revenues, expenses, assets and liabilities of the self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro and the pound sterling, and from transactions denominated in foreign currencies, mainly the Canadian dollar and the pound sterling.

The year-end exchange rates used to translate assets and liabilities were as follows as at January 31:

	2006	2005	INCREASE (DECREASE)
Euro	**1.2157**	1.3051	(7)%
Canadian dollar	**0.8742**	0.8078	8 %
Pound sterling	**1.7814**	1.8837	(5)%

The average exchange rates used to translate revenues and expenses were as follows for fiscal years:

	2006	2005	INCREASE (DECREASE)
Euro	**1.2374**	1.2469	(1)%
Canadian dollar	**0.8294**	0.7729	7 %
Pound sterling	**1.8121**	1.8356	(1)%

VIII. SELECTED FINANCIAL DATA

The Consolidated Financial Statements of Bombardier Inc. are prepared in accordance with Canadian GAAP and are expressed in U.S. dollars. The result of operations of BC's inventory finance, on- and off-balance sheet manufactured housing, consumer finance and on- and off-balance sheet freight car operations have been presented as discontinued operations in the consolidated statements of income and cash flows and the related assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale under separate captions in the consolidated balance sheets (see note 1 – Discontinued operations and assets held for sale to the Consolidated Financial Statements).

The following table provides selected financial information for the last three fiscal years.

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2006	2005	2004
Revenues	$14,726	$15,546	$15,201
EBIT from continuing operations before special items	445	236	462
EBIT from continuing operations	357	64	132
EBT from continuing operations before special items	238	12	231
EBT from continuing operations	150	(160)	(99)
Income (loss) from continuing operations	135	(122)	(220)
Income from discontinued operations, net of tax	114	37	135
Net income (loss)	249	(85)	(85)
Basic and diluted earnings (loss) per share:			
From continuing operations	0.06	(0.08)	(0.15)
Net income (loss)	0.13	(0.06)	(0.07)
Cash dividends declared per share (IN CDN DOLLARS):			
Class A Shares (Multiple Voting)	–	0.090000	0.090000
Class B Shares (Subordinate Voting)	–	0.091600	0.091600
Series 2 Preferred Shares	1.115860	0.997810	1.169296
Series 3 Preferred Shares	1.369000	1.369000	1.369000
Series 4 Preferred Shares	1.562500	1.562500	1.562500
Total assets	17,482	20,130	19,277
Financial liabilities:			
Long-term debt – Bombardier	2,722	3,128	2,097
Long-term debt – BC	2,025	2,588	3,028

The following table provides authorized and issued and outstanding share data as at January 31, 2006.

	AUTHORIZED	ISSUED AND OUTSTANDING
Class A Shares (Multiple Voting)[1]	1,892,000,000	319,260,212
Class B Shares (Subordinate Voting)[2]	1,892,000,000	1,425,772,756
Series 2 Cumulative Redeemable Preferred Shares	12,000,000	2,597,907
Series 3 Cumulative Redeemable Preferred Shares	12,000,000	9,402,093
Series 4 Cumulative Redeemable Preferred Shares	9,400,000	9,400,000

1 10 votes each, convertible at the option of the holder into one Class B Share (Subordinate Voting).
2 Convertible at the option of the holder into one Class A Share (Multiple Voting) under certain conditions (see note 11 – Share capital to the Consolidated Financial Statements).

The following table provides share option and performance stock units ("PSU") data.

Options issued and outstanding under share option plans as at February 28, 2006	53,323,900
PSUs issued and outstanding under PSU plan as at January 31, 2006	4,014,082

The table containing the quarterly information is shown at the end of this MD&A.

March 28, 2006

Additional information relating to Bombardier, including the Corporation's Annual Information Form, can be found on SEDAR at www.sedar.com or on Bombardier's website at www.bombardier.com.

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

QUARTERLY DATA (UNAUDITED)

FOR THE FISCAL YEARS ENDED JANUARY 31	2006	2006
	TOTAL	FOURTH QUARTER
Segmented revenues		
Aerospace[1]	$ 8,087	$2,400
Transportation[2]	6,653	1,638
Intersegment revenues	(14)	(3)
External revenues	$14,726	$4,035
Income (loss) from continuing operations before special items, financing income and expense and income taxes		
Aerospace[1]	$ 266	$ 107
Transportation	179	53
	445	160
Special items		
Transportation	88	37
	88	37
Income (loss) from continuing operations before financing income and expense and income taxes		
Aerospace	266	107
Transportation	91	16
	357	123
Financing income	(156)	(52)
Financing expense	363	98
Income (loss) from continuing operations before income taxes	150	77
Income tax expense (recovery)	15	(8)
Income (loss) from continuing operations	135	85
Income (loss) from discontinued operations, net of tax	114	1
Net income (loss)	$ 249	$ 86
Earnings (loss) per share:		
Basic and diluted		
From continuing operations	$ 0.06	$ 0.05
Net income (loss)	$ 0.13	$ 0.05
Dividend – Class A Shares (IN CDN DOLLARS)	–	–
Dividend – Class B Shares (IN CDN DOLLARS)	–	–
Market price range of Class B Shares (IN CDN DOLLARS)		
High	$ 3.66	$ 3.13
Low	$ 2.28	$ 2.34

1 Historically, Aerospace has higher aircraft deliveries during the fourth quarter compared to the first three quarters of its fiscal year, generating higher revenues and margins.

2 Transportation results for the first quarter of fiscal year 2005 were negatively impacted by contract adjustments related to revision of estimates for the completion of certain contracts.

2006	2006	2006	2005	2005	2005	2005	2005
THIRD QUARTER	SECOND QUARTER	FIRST QUARTER	TOTAL	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
$1,789	$1,962	$1,936	$ 7,980	$2,612	$1,633	$1,962	$1,773
1,515	1,675	1,825	7,584	2,119	1,929	1,847	1,689
(3)	(4)	(4)	(18)	(6)	(4)	(4)	(4)
$3,301	$3,633	$3,757	$15,546	$4,725	$3,558	$3,805	$3,458
$ 31	$ 76	$ 52	$ 203	$ 85	$ 41	$ 39	$ 38
39	43	44	33	61	44	43	(115)
70	119	96	236	146	85	82	(77)
25	34	(8)	172	38	43	5	86
25	34	(8)	172	38	43	5	86
31	76	52	203	85	41	39	38
14	9	52	(139)	23	1	38	(201)
45	85	104	64	108	42	77	(163)
(39)	(32)	(33)	(104)	(35)	(29)	(24)	(16)
87	91	87	328	102	74	74	78
(3)	26	50	(160)	41	(3)	27	(225)
(2)	16	9	(38)	(6)	(6)	15	(41)
(1)	10	41	(122)	47	3	12	(184)
(8)	107	14	37	9	7	11	10
$ (9)	$ 117	$ 55	$ (85)	$ 56	$ 10	$ 23	$ (174)
$ –	$ –	$ 0.02	$ (0.08)	$ 0.02	$ –	$ –	$ (0.11)
$ (0.01)	$ 0.06	$ 0.03	$ (0.06)	$ 0.03	$ –	$ 0.01	$ (0.10)
–	–	–	0.0900	0.0225	0.0225	0.0225	0.0225
–	–	–	0.0916	0.0229	0.0229	0.0229	0.0229
$ 3.66	$ 3.39	$ 3.10	$ 7.13	$ 2.89	$ 3.40	$ 6.24	$ 7.13
$ 2.44	$ 2.41	$ 2.28	$ 1.87	$ 1.87	$ 2.55	$ 3.29	$ 5.67

(IN MILLIONS OF U.S. DOLLARS)

HISTORICAL FINANCIAL SUMMARY
CONSOLIDATED BALANCE SHEETS

AS AT JANUARY 31	2006	2005	2004	2003	2002
Assets					
Cash and cash equivalents	**$ 2,917**	$ 2,344	$ 1,214	$ 662	$ 276
Receivables	**1,684**	1,513	1,730	2,056	2,601
Aircraft financing	**1,457**	1,791	1,463	2,209	2,072
Inventories	**3,805**	4,013	4,340	3,443	3,532
Property, plant and equipment	**3,090**	3,412	3,550	3,523	3,259
Goodwill	**2,142**	2,357	2,290	2,122	1,704
Fractional ownership deferred costs	**270**	142	–	–	–
Deferred income taxes	**653**	522	401	446	399
Accrued benefit assets	**384**	353	375	173	153
Assets held for sale	**237**	2,582	2,526	3,556	2,246
Other assets	**843**	1,101	1,388	859	866
	$17,482	$20,130	$19,277	$19,049	$17,108
Liabilities and shareholders' equity					
Short-term borrowings	**$ –**	$ –	$ –	$ 816	$ 1,814
Accounts payable and accrued liabilities	**6,866**	7,085	6,710	5,772	4,626
Advances and progress billings in excess of related costs	**2,191**	2,359	2,686	2,496	2,067
Fractional ownership deferred revenues	**325**	163	–	–	–
Deferred income taxes	**9**	41	104	122	399
Long-term debt	**4,747**	5,716	5,125	5,331	4,480
Accrued benefit liabilities	**877**	897	932	753	624
Liabilities related to assets held for sale	**42**	1,571	1,270	1,966	1,003
Preferred shares	**347**	347	347	347	199
Common shareholders' equity	**2,078**	1,951	2,103	1,446	1,896
	$17,482	$20,130	$19,277	$19,049	$17,108

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS AND SHAREHOLDERS OF RECORD)

HISTORICAL FINANCIAL SUMMARY

FOR THE FISCAL YEARS ENDED JANUARY 31	2006	2005	2004	2003	2002
Segmented revenues					
Aerospace	$ 8,087	$ 7,980	$ 8,261	$ 7,271	$ 7,933
Transportation	6,653	7,584	6,954	6,019	4,509
Intersegment revenues	(14)	(18)	(14)	(13)	(15)
External revenues	$ 14,726	$15,546	$ 15,201	$ 13,277	$ 12,427
Income (loss) from continuing operations before special items, financing income and expense and income taxes					
Aerospace	$ 266	$ 203	$ 419	$ 255	$ 715
Transportation	179	33	43	162	89
	445	236	462	417	804
Special items					
Aerospace	–	–	(19)	837	654
Transportation	88	172	349	–	48
	88	172	330	837	702
Income (loss) from continuing operations before financing income and expense and income taxes					
Aerospace	266	203	438	(582)	61
Transportation	91	(139)	(306)	162	41
	357	64	132	(420)	102
Financing income	(156)	(104)	(96)	(117)	(138)
Financing expense	363	328	327	345	305
Income (loss) from continuing operations before income taxes	150	(160)	(99)	(648)	(65)
Income tax expense (recovery)	15	(38)	121	(159)	(22)
Income (loss) from continuing operations	135	(122)	(220)	(489)	(43)
Income from discontinued operations, net of tax	114	37	135	96	66
Net income (loss)	$ 249	$ (85)	$ (85)	$ (393)	$ 23
Earnings (loss) per share:					
Basic and diluted					
From continuing operations	$ 0.06	$ (0.08)	$ (0.15)	$ (0.37)	$ (0.04)
Net income (loss)	$ 0.13	$ (0.06)	$ (0.07)	$ (0.30)	$ 0.01
General information for continuing operations					
Export revenues from Canada	$ 5,271	$ 5,430	$ 5,851	$ 4,764	$ 5,320
Additions to property, plant and equipment	$ 329	$ 305	$ 300	$ 461	$ 723
Amortization	$ 545	$ 549	$ 560	$ 512	$ 477
Dividend per common share (IN CDN DOLLARS)					
Class A	$ –	$0.090000	$0.090000	$0.180000	$0.180000
Class B	$ –	$0.091600	$0.091600	$0.181563	$0.181563
Dividend per preferred share (IN CDN DOLLARS)					
Series 2	$1.115860	$0.997810	$1.169296	$1.193750	$1.375000
Series 3	$1.369000	$1.369000	$1.369000	$0.684500	$ –
Series 4	$1.562500	$1.562500	$1.562500	$1.398760	$ –
Number of common shares (IN MILLIONS)	1,745	1,750	1,750	1,378	1,371
Book value per common share (IN U.S. DOLLARS)	$ 1.19	$ 1.11	$ 1.20	$ 1.05	$ 1.38
Shareholders of record	13,600	13,008	12,371	11,579	11,310
Market price ranges (IN CDN DOLLARS)					
Class A					
High	$ 3.69	$ 7.11	$ 6.32	$ 15.67	$ 24.60
Low	$ 2.34	$ 2.01	$ 2.95	$ 3.19	$ 9.25
Close	$ 3.02	$ 2.80	$ 5.96	$ 5.34	$ 14.72
Class B					
High	$ 3.66	$ 7.13	$ 6.28	$ 15.67	$ 24.65
Low	$ 2.28	$ 1.87	$ 2.56	$ 3.13	$ 9.19
Close	$ 2.98	$ 2.62	$ 5.99	$ 5.12	$ 14.70

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Consolidated Financial Statements and Management's discussion and analysis ("MD&A") of Bombardier Inc. and all other information in this Annual Report are the responsibility of Management and have been reviewed and approved by its Board of Directors.

The Consolidated Financial Statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. The MD&A has been prepared in accordance with the requirements of securities regulators. The financial statements and MD&A include items that are based on best estimates and judgments of the expected effects of current events and transactions. Management has determined such items on a reasonable basis in order to ensure that the financial statements and MD&A are presented fairly in all material respects. Financial information presented elsewhere in the Annual Report is consistent with that in the Consolidated Financial Statements.

Bombardier's Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information related to the Corporation has been made known to them and has been properly disclosed in the Consolidated Financial Statements and MD&A. Bombardier's Chief Executive Officer and Chief Financial Officer have also evaluated the effectiveness of such disclosure controls and procedures as of the end of fiscal year 2006. As at year end, Management believes that the disclosure controls and procedures effectively provide reasonable assurance that material information related to the Corporation has been disclosed in the Consolidated Financial Statements and MD&A. In compliance with Multilateral Instrument 52-109, Bombardier's Chief Executive Officer and Chief Financial Officer have provided a certification related to Bombardier's annual disclosure document to the Canadian Securities Administrators, including the Consolidated Financial Statements and MD&A.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements and MD&A. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors. The Audit Committee meets periodically with Management, as well as with the internal and external auditors, to review the Consolidated Financial Statements, the external auditors' report, MD&A, auditing matters and financial reporting issues, to discuss internal controls over the financial reporting process, and to satisfy itself that each party is properly discharging its responsibilities. In addition, the Audit Committee has the duty to review the appropriateness of the accounting policies and significant estimates and judgments underlying the Consolidated Financial Statements as presented by Management, and to review and make recommendations to the Board of Directors with respect to the fees of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when it approves the Consolidated Financial Statements and MD&A for issuance to shareholders.

The Consolidated Financial Statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The external auditors have full and free access to the Audit Committee to discuss their audit and related matters.

LAURENT BEAUDOIN, FCA
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
MARCH 28, 2006

PIERRE ALARY, CA
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
MARCH 28, 2006

AUDITORS' REPORT

To the shareholders of Bombardier Inc.

We have audited the consolidated balance sheets of Bombardier Inc. as at January 31, 2006 and 2005 and the consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at January 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP
CHARTERED ACCOUNTANTS
MONTRÉAL, CANADA
MARCH 21, 2006

(IN MILLIONS OF U.S. DOLLARS)

CONSOLIDATED BALANCE SHEETS

AS AT JANUARY 31	NOTES	2006	2005
			(RESTATED - NOTE 1)
Assets			
Cash and cash equivalents	8	**$ 2,917**	$ 2,344
Receivables	2	**1,684**	1,513
Aircraft financing	3	**1,457**	1,791
Inventories	4	**3,805**	4,013
Property, plant and equipment	5	**3,090**	3,412
Goodwill	6	**2,142**	2,357
Fractional ownership deferred costs		**270**	142
Deferred income taxes	16	**653**	522
Accrued benefit assets	21	**384**	353
Assets held for sale	1	**237**	2,582
Other assets	7	**843**	1,101
		$ 17,482	$20,130
Liabilities			
Accounts payable and accrued liabilities	9	**$ 6,866**	$ 7,085
Advances and progress billings in excess of related costs	4	**2,191**	2,359
Fractional ownership deferred revenues		**325**	163
Deferred income taxes	16	**9**	41
Long-term debt	10	**4,747**	5,716
Accrued benefit liabilities	21	**877**	897
Liabilities related to assets held for sale	1	**42**	1,571
		15,057	17,832
Shareholders' equity		**2,425**	2,298
		$17,482	$20,130
Commitments and contingencies	22		

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

On behalf of the Board of Directors,

LAURENT BEAUDOIN
DIRECTOR

L. DENIS DESAUTELS
DIRECTOR

(IN MILLIONS OF U.S. DOLLARS)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE FISCAL YEARS ENDED JANUARY 31	NOTES	2006		2005	
		NUMBER (IN THOUSANDS)	AMOUNT	NUMBER (IN THOUSANDS)	AMOUNT
SHARE CAPITAL	11				
Preferred shares					
Series 2		2,598	$ 51	2,598	$ 51
Series 3		9,402	148	9,402	148
Series 4		9,400	148	9,400	148
		21,400	347	21,400	347
Common shares					
Class A Shares (Multiple Voting)					
Balance at beginning of year		342,000	31	342,018	31
Converted to Class B		(22,740)	(2)	(18)	–
Balance at end of year		319,260	29	342,000	31
Class B Shares (Subordinate Voting)					
Balance at beginning of year		1,408,467	1,411	1,407,567	1,408
Issued under the share option plans	12	–	–	882	3
Converted from Class A		22,740	2	18	–
		1,431,207	1,413	1,408,467	1,411
Purchased and held in trust under the performance share unit plan	12	(5,434)	(14)	–	–
Balance at end of year		1,425,773	1,399	1,408,467	1,411
Balance at end of year – common shares		1,745,033	1,428	1,750,467	1,442
Total – share capital			1,775		1,789
CONTRIBUTED SURPLUS					
Balance at beginning of year			13		4
Stock-based compensation	12		7		9
Balance at end of year			20		13
RETAINED EARNINGS					
Balance at beginning of year			301		532
Net income (loss)			249		(85)
Dividends:					
Preferred shares			(25)		(23)
Common shares			–		(123)
Balance at end of year			525		301
CUMULATIVE TRANSLATION ADJUSTMENT	13		105		195
Total – shareholders' equity			$2,425		$2,298

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED JANUARY 31	NOTES	2006	2005
			(RESTATED - NOTE 1)
Revenues			
Manufacturing		**$ 10,708**	$ 11,526
Services		**2,537**	2,386
Other		**1,481**	1,634
		14,726	15,546
Cost of sales		**12,719**	13,754
Selling, general and administrative		**842**	859
Research and development		**175**	148
Amortization		**545**	549
Special items	14	**88**	172
		14,369	15,482
Income from continuing operations before the following:		**357**	64
Financing income	15	**(156)**	(104)
Financing expense	15	**363**	328
Income (loss) from continuing operations before income taxes		**150**	(160)
Income tax expense (recovery)	16	**15**	(38)
Income (loss) from continuing operations		**135**	(122)
Income from discontinued operations, net of tax	1	**114**	37
Net income (loss)		**$ 249**	$ (85)
Earnings (loss) per share:	17		
Basic and diluted			
From continuing operations		**$ 0.06**	$ (0.08)
Net income (loss)		**$ 0.13**	$ (0.06)

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

(IN MILLIONS OF U.S. DOLLARS)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JANUARY 31	NOTES	2006	2005
			(RESTATED - NOTE 1)
Operating activities			
Income (loss) from continuing operations		**$ 135**	$ (122)
Non-cash items:			
Amortization		**545**	549
Provision for credit losses	3	**11**	27
Deferred income taxes	16	**(138)**	(123)
Loss (gain) on disposals of property, plant and equipment		**6**	(5)
Stock-based compensation	12	**7**	9
Special items	14	**88**	172
Net change in non-cash balances related to operations	19	**100**	(27)
Cash flows from operating activities		**754**	480
Investing activities			
Additions to property, plant and equipment		**(329)**	(305)
Disposals of property, plant and equipment		**107**	31
Settlement of the Adtranz claim	6	**–**	209
Disposal of discontinued operations, net of cash disposed	1	**1,363**	(31)
Other		**193**	310
Cash flows from investing activities		**1,334**	214
Financing activities			
Proceeds from issuance of long-term debt		**8**	826
Repayments of long-term debt		**(876)**	(632)
Issuance of shares, net of related costs	12	**–**	3
Purchase of common shares – held in trust	12	**(14)**	–
Dividends paid		**(25)**	(146)
Cash flows from financing activities		**(907)**	51
Effect of exchange rate changes on cash and cash equivalents		**(174)**	101
Cash flows from continuing operations		**1,007**	846
Cash flows from discontinued operations	1	**(440)**	288
Net increase in cash and cash equivalents		**567**	1,134
Cash and cash equivalents at beginning of year		**2,355**	1,221
Cash and cash equivalents at end of year[1]		**$2,922**	$2,355
[1]Included the following:			
Cash and cash equivalents related to:			
Continuing operations		**$2,917**	$2,344
Discontinued operations	1	**5**	11
		$2,922	$2,355
Supplemental information			
Cash paid for:			
Interest		**$ 425**	$ 380
Income taxes		**$ 56**	$ 19

The accompanying summary of significant accounting policies and notes are an integral part of these Consolidated Financial Statements and provide information on the financial statement presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FOR THE FISCAL YEARS ENDED JANUARY 31, 2006 AND JANUARY 31, 2005

Bombardier Inc. ("the Corporation") is incorporated under the laws of Canada and is a manufacturer of transportation equipment, including business and regional aircraft and rail transportation equipment.

BASIS OF PRESENTATION

The Consolidated Financial Statements are expressed in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

During fiscal year 2006, the Corporation continued with its strategy of reducing Bombardier Capital's ("BC") operations and several portfolios have been sold or put up for sale. The remaining portfolios are essentially related to the Corporation's aerospace segment ("Aerospace"). As a result, they are now included in Aerospace and BC ceased to be reported as a separate segment, effective the fourth quarter of fiscal year 2006 (see note 25 – Segment disclosure to the Consolidated Financial Statements). Significant additional changes in the basis of presentation of the Corporation's Consolidated Financial Statements have been made as a consequence of the above, with retroactive effect for all periods presented. These changes had no impact on the legal structure and on the consolidated shareholders' equity of the Corporation. The most significant changes include the following:

Discontinued operations and assets held for sale – BC's inventory finance, on- and off-balance sheet manufactured housing, consumer finance and on- and off-balance sheet freight car operations have been presented as discontinued operations in the consolidated statements of income and cash flows, and the related assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale on separate captions in the consolidated balance sheets (see note 1 – Discontinued operations and assets held for sale to the Consolidated Financial Statements).

Aircraft financing – BC's core operations consisting of commercial aircraft financing, and business aircraft lending operations, are now managed by Aerospace and therefore, these operations are part of the aerospace segment's results. BC's portfolios related to aircraft financing operations are included in a new balance sheet caption, Aircraft financing, together with other assets related to aircraft financing of Aerospace. The remainder of BC's operations are not significant and the related assets are included in Other assets in the consolidated balance sheets.

Presentation of BC – The financial position, results of operations and cash flows of BC are no longer presented in separate columns in the consolidated balance sheets, statements of income and statements of cash flows.

Financing income and Financing expense – Interest income, including interest income generated from the portfolios of the former BC segment, is now classified in Financing income, a new caption in the consolidated statements of income. BC's interest income was previously included in Financing revenues and other interest income was included in Interest expense, net. The interest expense on the long-term debt of the former BC segment, previously included in Cost of sales, is now classified in Financing expense, a new caption in the consolidated statements of income. In addition, certain financing costs were reclassified from Aerospace's cost of sales to Financing expense.

Bombardier Inc. and its subsidiaries now carry out their operations in two distinct segments, Aerospace and the Corporation's transportation segment ("Transportation"), each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified.

The impact on the consolidated statements of income of the reallocation of BC's portfolios to Aerospace, as well as certain other reclassifications referred to above under "Financing income and Financing expense" are as follows for fiscal years:

	2006[1]	2005[1]
Revenues		
Financing	**$ (79)**	$ (91)
Other	**10**	36
	(69)	(55)
Cost of sales	**(106)**	(126)
	37	71
Interest expense, net	**(170)**	(153)
Financing income	**156**	104
Financing expense	**363**	328
Income from continuing operations before income taxes	**$ –**	$ –

1 Parentheses represent a decrease of the related income statement item.

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include:

- the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned;
- the accounts of variable interest entities ("VIEs") when the Corporation is the primary beneficiary; and
- the Corporation's proportionate share of the assets, liabilities and results of operations and cash flows of its joint ventures.

Subsidiaries – The principal subsidiaries of the Corporation, whose revenues represent more than 10% of total segmented revenues of each respective segment, are as follows:

SUBSIDIARY	LOCATION
Learjet Inc.	U.S.A.
Bombardier Transportation (Holdings) UK Ltd.	U.K.
Bombardier Transportation GmbH	Germany
Short Brothers plc	U.K.
Bombardier Transportation (Bahntechnologie) Germany GmbH & Co. KG	Germany

Most legal entities of Transportation use a December-31 fiscal year end. As a result, the Corporation consolidates the operations of Transportation with a one-month lag with the remainder of its operations. To the extent that significant transactions or events occur during the one-month lag period, the Corporation's Consolidated Financial Statements are adjusted accordingly.

VIEs – Effective November 1, 2004, the Corporation consolidates VIEs in accordance with AcG-15 "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 requires the consolidation of VIEs if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party is exposed to a majority of the VIE's losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non controlling interest of these entities must be initially consolidated as if the entities were consolidated as of the date the Corporation became the primary beneficiary. See note 23 – Variable interest entities, for additional information on VIEs. The Corporation revises its initial determination of the accounting for VIEs when certain events occur, such as changes in governing documents or contractual arrangements.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions, particularly as they relate to accounting for long-term contracts, average cost accounting, sales incentives, including credit and residual value guarantees offered in Aerospace, employee future benefits, goodwill, variable interest entities, product warranties and income taxes. Management's best estimates are based on the facts and circumstances available at the time estimates are made, historical experience, general economic conditions and trends, and Management assessments of probable future outcomes of these matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates, and such differences could be material.

TRANSLATION OF FOREIGN CURRENCIES

The Corporation's functional currencies are mainly the U.S. dollar in Aerospace and various western European currencies and the U.S. dollar in Transportation.

All significant foreign operations are classified as self-sustaining operations.

Self-sustaining foreign operations – All assets and liabilities are translated using the exchange rates in effect at year-end. Revenues and expenses are translated using the average exchange rates for the period. Translation gains or losses are included in Cumulative translation adjustment in the consolidated statements of shareholders' equity.

Accounts denominated in foreign currencies – Accounts denominated in foreign currencies are translated using the temporal method. Under this method, monetary balance sheet items are translated using the exchange rates in effect at year-end and non-monetary items are translated using the historical exchange rates. Revenues and expenses (other than amortization, which is translated using the same exchange rates as the related assets) are translated using the average exchange rates for the period.

Long-term debt and intercompany loans designated as hedges of the net investment in self-sustaining foreign operations – Translation gains or losses, net of tax, related to the long-term debt and intercompany loans designated as hedges of the Corporation's net investment in self-sustaining foreign operations are included in Cumulative translation adjustment in the consolidated statements of shareholders' equity.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments held with investment grade financial institutions, with maturities of three months or less from the date of acquisition (see note 8 – Short-term borrowings).

SECURITIZATION TRANSACTIONS

Transfers of loans and receivables in securitization transactions are recognized as sales when control over these assets has been surrendered, and consideration other than beneficial interests in the transferred assets was received. Assets retained may include subordinated interests, servicing rights and over-collateralization amounts, all of which are included in Receivables or Aircraft financing.

When the transfer is considered a sale, all assets sold are derecognized. Assets received and the liabilities incurred, such as those arising from credit enhancement support, are recognized at fair value. Gains and losses are recognized upon the sale of assets. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair values as at the date of transfer. Fair values are generally estimated based on the present value of future expected cash flows using Management's best estimates for credit losses, forward yield curves, and discount rates commensurate with the risks involved.

Retained interests are accounted for as loans, lease receivables or investments in accordance with their substance. When the carrying value exceeds the fair value of the retained interests accounted for as investments, and the decline in fair value is other than temporary, the retained interest is written down to its fair value. Other retained interests are accounted for in accordance with applicable accounting policies for similar asset classifications.

LEASE RECEIVABLES

Assets leased under terms that transfer substantially all of the benefits and risks of ownership to customers are accounted for as sales-type or direct financing leases.

ALLOWANCE FOR CREDIT LOSSES

Loans and lease receivables are classified as impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal and interest, generally when contractually due payments are 90 days in arrears or customers have filed for bankruptcy.

The Corporation maintains an allowance for credit losses in an amount sufficient to absorb losses. The level of allowance is based on Management's assessment of the risks associated with each of the Corporation's portfolios, including loss and recovery experience, industry performance and the impact of current and projected economic conditions.

LONG-TERM INVESTMENTS

Investments in entities, when the Corporation exercises significant influence on their activities, are accounted for under the equity method and are presented in Other assets in the consolidated balance sheets. Other long-term investments are carried at cost, including investments in financing structures, which are presented in Aircraft financing. All other investments are presented in Other assets in the consolidated balance sheets.

When the carrying value exceeds the fair value and the decline in fair value is other than temporary, long-term investments are written-down to their fair value.

INVENTORY VALUATION

Aerospace programs–Inventory, determined under the average cost accounting method, is recorded at the lower of cost or net recoverable value. It includes materials, direct labour and manufacturing overhead.

Average cost accounting is a method of accounting that reflects the economic reality of higher unit production costs at the early phase of a program and lower unit production costs at the end of the program (learning curve concept). The difference between actual and average costs in the early stage of a program is recorded as excess-over-average production costs ("EOAPC") and is included in Inventories.

To the extent that inventory costs are expected to exceed their recoverable amount, charges are recorded to income to reduce inventoried costs to their estimated net recoverable value.

Long-term contracts–Long-term contract inventory accounted for under the percentage-of-completion method includes materials, direct labour and manufacturing overhead as well as estimated contract margins. Inventory related to long-term service contracts accounted for as services are rendered, includes materials, direct labour and manufacturing overhead.

Other inventories–Finished product inventories, other than those included in aerospace programs and long-term contracts, are valued at the lower of cost or net realizable value. The cost of finished products includes the cost of materials, direct labour and related manufacturing overhead.

Pre-owned aircraft available for sale are valued at the lower of cost or net realizable value. The Corporation estimates net realizable value by using third party appraisals of aircraft value and by reviewing current and future market conditions, including information developed from the sale of similar aircraft in the secondary market.

Advances and progress billings–Advances received and progress billings on long-term contracts and aerospace programs are deducted from related costs in inventories. Advances and progress billings in excess of related costs are shown as liabilities.

LONG-LIVED ASSETS

Long-lived assets comprise assets under operating leases, property, plant and equipment, and finite-life intangible assets.

Assets under operating leases – Assets under operating leases are recorded at cost. Amortization is computed under the straight-line method over periods representing their estimated useful lives. Assets under operating leases related to aircraft, mainly pre-owned aircraft, are presented in Aircraft financing. All other assets under operating leases are presented in Other assets in the consolidated balance sheets.

Property, plant and equipment – Property, plant and equipment are recorded at cost. In addition, equipment leases where the risks and rewards of ownership are transferred to the Corporation are included in Property, plant and equipment. Costs related to aerospace programs incurred once technical feasibility is proven and program launch takes place, including prototype design, development and testing costs, are accounted for as aerospace program tooling. Aerospace program tooling is mostly comprised of engineering labour and manufacturing overhead costs, testing and certification costs and purchased tooling. Self-constructed aerospace program tooling includes interest charges incurred during construction.

Amortization is computed under the straight-line method over the following estimated useful lives:

Buildings	10 to 40 years
Equipment	2 to 15 years
Aerospace program tooling	10 years
Other	3 to 20 years

Amortization of assets under construction begins when they are ready for their intended use. Amortization of aerospace program tooling costs begins at the date of delivery of the first aircraft of the program.

Improvements to existing property, plant and equipment that significantly extend the useful life or utility of the asset are capitalized, while maintenance and repair costs are charged to expense when incurred.

Finite-life intangible assets – Finite-life intangible assets represent the cost of acquired licenses, patents and trademarks and are amortized on a straight-line basis over their estimated useful lives, not exceeding 20 years.

Impairment – Long-lived assets are reviewed for impairment when certain events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability test is performed using undiscounted future net cash flows that are directly associated with the asset's use and eventual disposition. The amount of the impairment, if any, is measured as the difference between the carrying value and the fair value of the impaired assets and is recorded in Amortization in the consolidated statements of income.

Long-lived assets held for sale are stated at the lower of cost or fair value, less cost to sell.

GOODWILL

Goodwill represents the excess of the purchase price, including acquisition costs, over the fair value of the identifiable net assets acquired.

Goodwill is tested for impairment using a two-step test annually, or more frequently if events or circumstances, such as significant declines in expected sales, earnings or cash flows, indicate that it is more likely than not that the asset might be impaired. Under the first step, the fair value of a reporting unit, based upon discounted future cash flows, is compared to its net carrying amount. If the fair value is greater than the carrying amount, no impairment is deemed to exist and the second step is not required to be performed. If the fair value is less than the carrying amount, a second test must be performed whereby the implied fair value of the reporting unit's goodwill must be estimated. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of the identifiable net assets of the reporting unit. The carrying value of goodwill in excess of its implied fair value is charged to income.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Share option plans – All awards granted or modified after January 31, 2003, are accounted for under the fair value method. Under this method, the value of the compensation is measured at the grant date using a modified Black-Scholes option pricing model. The value of the compensation expense is recognized over the vesting period of the stock options with a corresponding increase to Contributed surplus in shareholders' equity.

All awards granted or modified prior to February 1, 2003, are accounted for as capital transactions. No compensation expense is recorded in the consolidated statements of income for these awards.

Any consideration paid by plan participants on the exercise of stock options is credited to share capital.

Performance stock unit plan ("PSUs") – The value of the compensation for PSUs that are expected to vest is measured based on the closing price of a Class B Share (Subordinate Voting) of the Corporation on the Toronto Stock Exchange on the date of grant. The value of the compensation expense is recognized on a straight-line basis over the vesting period with a corresponding increase to Contributed surplus in shareholders' equity. The effect of any change in the number of PSUs that are expected to vest is accounted for in the period in which the estimate is revised.

Employee share purchase plan – The Corporation's contributions to the employee share purchase plan are accounted for in the same manner as the related employee payroll costs.

REVENUE RECOGNITION

Aerospace programs – Revenues from the sale of commercial aircraft and narrow-body business aircraft (*Learjet* Series) are recognized upon final delivery of products and presented in Manufacturing revenues.

Wide-body business aircraft (*Challenger 300, Challenger 604, Challenger 605, Global Express* and *Bombardier Global 5000*) contracts are segmented between green aircraft (i.e. before interiors and optional avionics are installed) and completion of interiors. Revenues are recognized based on green aircraft deliveries when certain conditions are met, and upon final acceptance of interiors and optional avionics by customers and presented in Manufacturing revenues.

Fractional shares – Revenues from the sale of aircraft fractional shares are recognized over the period during which the related services are rendered to the customer, generally five years, and are included in Manufacturing revenues. At the time of sale, the proceeds from the sale are recorded as Fractional ownership deferred revenues. The carrying value of the related aircraft is transferred to Fractional ownership deferred costs and is charged to cost of sales over the same period. Other revenues from the fractional share ownership program, including flight crew and maintenance support, are recognized at the time the service is rendered to the customer and are presented in Service revenues in the consolidated statements of income.

Long-term contracts – Revenues from long-term contracts related to designing, engineering or manufacturing of products, including vehicle and component overhaul, are recognized using the percentage-of-completion method of accounting consistent with Statement of Position 81-1 "*Accounting for Performance of Construction-Type and Certain Production-Type Contracts*" ("SOP 81-1") published by the American Institute of Certified Public Accountants. The percentage of completion is generally determined by comparing the actual costs incurred to the total costs anticipated for the entire contract, excluding costs that are not representative of the measure of performance. Vehicle and component overhaul revenues are presented in Services revenues. System and signalling revenues are presented in Other revenues. All other long-term manufacturing contract revenues are presented in Manufacturing revenues in the consolidated statements of income.

Revenues from maintenance service contracts entered into on or after December 17, 2003 are recognized in proportion to the total costs originally anticipated to be incurred at the beginning of the contract and are presented in Services revenues. Maintenance service contracts entered into before this date are recognized using the percentage-of-completion method of accounting.

Revenues from other long-term service contracts are generally recognized as services are rendered and are presented in Services revenues in the consolidated statements of income.

Estimated revenues from long-term contracts include revenues from change orders and claims when it is probable that they will result in additional revenues in an amount that can be reliably estimated.

Other–Revenues from the sale of pre-owned aircraft and spare parts are recognized upon delivery. Pre-owned aircraft revenues are presented in Other revenues and spare parts revenues are included in Services revenues in the consolidated statements of income. Operating lease income, mainly from pre-owned aircraft, is recognized on a straight-line basis over the term of the lease and is included in Other revenues in the consolidated statements of income. Interest income related to aircraft financing is recognized over the terms of the applicable loans or leases in a manner that produces a constant rate of return on the investment and is included in Financing income in the consolidated statements of income.

COST OF SALES

Aerospace programs–Average unit cost for commercial and business aircraft is determined based on the estimated total production costs for a predetermined program quantity. Estimates of total production costs and of program quantities are an integral component of average cost accounting. Program quantities are established based on Management's assessment of market conditions and foreseeable demand at the beginning of the production stage for each program, taking into consideration, among other factors, existing firm orders. Production costs include material, direct labour and manufacturing overhead costs. Total production costs are estimated based on actual and forecasted costs of materials, foreign exchange rates, labour productivity and employment levels and salaries. Cost estimates are based mainly on historical performance trends, economic trends, labour agreements and information provided by suppliers.

The average unit cost is recorded to Cost of sales at the time of each aircraft delivery. Under the learning curve concept, which anticipates a decrease in costs as tasks and production techniques become more efficient through repetition and management action, EOAPC during the early stages of a program are deferred in inventories and recovered from sales of aircraft to be produced later at lower-than-average costs.

Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter, as part of its annual budget process, of its cost estimates and program quantities. The effect of any revision is accounted for by way of a cumulative catch-up adjustment to Cost of sales in the period in which the revision takes place.

Long-term contracts–Cost of sales for long-term contracts is established based on actual costs incurred, including materials, direct labour, manufacturing overhead costs and other costs such as warranty and freight costs. If a contract review indicates a negative gross margin, the entire expected loss on the contract is recognized in the period in which the negative gross margin is identified.

Management conducts quarterly reviews as well as a detailed annual review in the fourth quarter, as part of its annual budget process, of its cost estimates. The effect of any revision is accounted for by way of a cumulative catch-up adjustment to Cost of sales in the period in which the revision takes place.

SALES INCENTIVES

In connection with the sale of new aircraft, the Corporation may provide sales incentives in the form of credit guarantees, residual value guarantees ("RVGs") and trade-in options to customers. The provision relating to credit guarantees and RVGs is recorded at the time of the sale based on the present value of expected net payments to be made under the guarantees. The provision relating to trade-in options is based on the anticipated losses. Non-cash sales incentives are included in Cost of sales and cash sales incentives are presented as a reduction of Manufacturing revenues in the consolidated statements of income.

The Corporation determines expected future net payments to be made under the guarantees or anticipated losses under trade-in options using, when available, third party appraisals of expected aircraft value, expected default ratios based on external credit ratings of guaranteed parties, current and future market outlook, the age and condition of the aircraft, expected availability levels for the aircraft in the market and the likelihood that the trade-in options will be exercised.

The provisions are reviewed quarterly and the effect of any revision is recognized in the period in which the revision takes place.

RESEARCH AND DEVELOPMENT

Development costs are capitalized when certain criteria are met for deferral and their recovery is reasonably assured. Capitalized development costs related to aerospace programs are included in Property, plant and equipment under aerospace program tooling. Research and development costs related to long-term contracts are recorded as inventory costs and charged to Cost of sales under long-term contract accounting. When the capitalized costs are no longer reasonably assured of recovery, these costs are written off. Research and development expenses presented in the consolidated statements of income exclude those incurred under long-term contracts and development costs capitalized to program tooling.

GOVERNMENT ASSISTANCE

Government assistance, including investment tax credits, relating to the acquisition of inventory and/or property, plant and equipment is recorded as a reduction of the cost of the related asset. Government assistance, including investment tax credits, related to current expenses is recorded as a reduction of the related expenses.

PRODUCT WARRANTIES

A provision for warranty cost is recorded when revenue for the underlying product is recognized. The cost is estimated based on a number of factors, including the historical warranty claims and cost experience, the type and duration of warranty coverage, the nature of products sold and counter-warranty coverage available from the Corporation's suppliers.

The Corporation reviews quarterly its recorded product warranty provisions and any adjustment is recognized to income. Warranty expense is recorded as a component of Cost of sales.

INCOME TAXES

The Corporation applies the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using substantively enacted tax rates, which will be in effect for the year in which the differences are expected to reverse.

A valuation allowance is recorded to reduce the carrying amount of deferred income tax assets, when it is more likely than not that such assets will not be realized.

EARNINGS PER SHARE

Basic earnings per share are computed based on net income less dividends on preferred shares, net of tax, divided by the weighted-average number of Class A Shares (Multiple Voting) and Class B Shares (Subordinate Voting) outstanding during the fiscal year.

Diluted earnings per share are computed using the treasury stock method, giving effect to the exercise of all dilutive elements.

DERIVATIVE FINANCIAL INSTRUMENTS

In accordance with its risk management strategy, the Corporation uses derivative financial instruments to manage its foreign currency and interest rate exposures. The derivative financial instruments consist of forward foreign exchange contracts, interest-rate swap agreements, cross-currency interest-rate swap agreements and interest-rate cap agreements. The Corporation does not use derivative financial instruments for trading or speculative purposes.

Forward foreign exchange contracts – The Corporation uses forward foreign exchange contracts to hedge foreign currency exposures arising from forecasted foreign currency cash flows. Unrealized gains or losses on forward foreign exchange contracts designated and effective as hedges of forecasted foreign currency cash flows are not recognized in the Consolidated Financial Statements until the anticipated transactions occur.

The Corporation also uses forward foreign exchange contracts to hedge foreign currency exposures arising from third party long-term debt, and intercompany loans and receivables. Unrealized gains or losses on these forward foreign exchange contracts are immediately recognized to income, offsetting unrealized gains or losses arising from foreign currency fluctuations on the hedged items.

Interest-rate swap agreements – The Corporation enters into interest-rate swap agreements in order to achieve an appropriate mix of fixed and variable interest rate long-term debt. In addition, the Corporation enters into interest-rate swap agreements to reduce the impact of fluctuating interest rates on financial commitments and to manage the interest rate exposure arising from aircraft financing support provided to regional aircraft customers. Swap agreements involve the exchange of interest payments, based on a predetermined notional amount for a specified period of time. Swap agreements designated and effective as hedges are accounted for using the accrual method. Under this method, unrealized gains or losses are not recognized and net payments due or receivable on the derivative financial instruments are accounted for as an adjustment to financing income or expense in the consolidated statements of income.

Cross-currency interest-rate swap agreements – The Corporation enters into cross-currency interest-rate swap agreements to hedge foreign currency exposures, and to modify the interest rate characteristics of its long-term debt from fixed to variable interest rates. These swap agreements involve the exchange of fixed and variable interest payment obligations, as well as principal amounts in two different currencies for a specified period of time. Gains and losses related to these cross-currency interest-rate swap agreements designated and effective as hedges are accounted for on the same basis as the above-described accounting rules for forward exchange contracts and interest-rate swap agreements.

The Corporation also enters into cross-currency interest-rate swap agreements to manage foreign currency exposures on its net foreign investment. These swap agreements involve the exchange of principal amounts in two different currencies for a specified period of time. Gains and losses related to these cross-currency interest-rate swap agreements designated and effective as hedges are accounted for in the Currency translation adjustment ("CTA") in the consolidated balance sheets.

Interest-rate cap agreements – The Corporation entered into interest-rate cap agreements to hedge its exposure to interest rate increases arising from protection granted to certain customers in connection with the sale of aircraft. Gains and losses related to interest-rate cap agreements are recognized at the time the aircraft is sold.

Hedge accounting – Designation as a hedge is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value of the derivative financial instrument are expected to substantially offset the changes in the fair value of the hedged item attributable to the underlying risk exposure.

The Corporation formally documents all relationships between the hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to forecasted foreign currency cash flows or to a specific asset or liability. The Corporation also formally documents and assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the hedged items.

Gains and losses related to derivative financial instruments, which have been settled prior to maturity, are deferred and included in Other assets or Accounts payable and accrued liabilities in the consolidated balance sheets. If the underlying hedged item is still probable of occurring, these gains or losses are recognized to income as an adjustment to the related revenues or costs, in the same period in which the related hedged transaction is recognized. If the underlying hedged item is not probable of occurring, these gains or losses are recognized to income immediately.

A hedging relationship is terminated if the hedge ceases to be effective and the unrealized gain or loss on the related derivative financial instrument is recognized to income along with subsequent changes in the fair value of the derivative financial instruments.

EMPLOYEE FUTURE BENEFITS

The defined benefit plans are accounted for as follows:

- Plan assets are measured at fair value.
- With regard to equity securities, the Corporation uses an evaluation based on asset market values, which, for benefit cost measurement purposes, takes into account the impact of gains or losses over a three-year period starting from the fiscal year during which these gains or losses occur. With regard to investments other than equity securities, the Corporation uses an evaluation based on current market values.
- The net actuarial gains and losses, based on the market-related value of plan assets, over 10% of the greater of the projected benefit obligation and the market-related value of plan assets as well as prior service costs are amortized to income over the estimated weighted-average remaining service life of plan participants of approximately 16 years.
- Plan obligations are determined based on expected future benefit payments discounted using current market interest rates.
- When an event, such as the sale of a segment, gives rise to both a curtailment and a settlement, the curtailment is accounted for prior to the settlement. A curtailment is the loss by employees of the right to earn future benefits under the plan. A settlement is the discharge of a plan's obligation.
- The cost of pension and other benefits earned by employees is actuarially determined using the projected benefit method prorated on services, and Management's best estimate of expected plan investment performance, salary escalation, retirement ages, mortality and health care costs.
- Benefit cost is capitalized as part of labour costs and included in inventories and aerospace program tooling or is recognized directly to income.
- The Corporation uses a December-31 measurement date.

ENVIRONMENTAL OBLIGATIONS

Environmental liabilities are recorded when environmental claims or remedial efforts are probable, and the costs can be reasonably estimated. Environmental costs that relate to current operations are expensed or capitalized, as appropriate. Environmental costs of a capital nature that extend the life, increase the capacity or improve the safety of an asset or that mitigate or prevent environmental contamination that has yet to occur are included in property, plant and equipment and are generally amortized over the remaining useful life of the underlying asset. Costs that relate to an existing condition caused by past operations, and which do not contribute to future revenue generation, are expensed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JANUARY 31, 2006 AND JANUARY 31, 2005
(ALL AMOUNTS ARE IN MILLIONS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

1. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

The following events took place during fiscal year 2006, in connection with the former BC segment:

- In May 2005, the Corporation sold the inventory finance operations to GE Commercial Finance ("GE") for cash proceeds of $1.3 billion ($732 million after repayment by BC of its bank sponsored securitized floorplan conduits not transferred to GE). The sale resulted in a pre-tax gain of $191 million ($121 million after tax). GE assumed the future servicing obligations of BC under current public securitized floorplan facilities. A total of 280 employees have been transferred to GE.
- In July 2005, the Corporation sold its on-balance sheet manufactured housing operations to Vanderbilt Mortgage and Finance, Inc. for cash proceeds of $119 million, which resulted in an after-tax loss of $18 million.
- In November 2005, the Corporation entered into an agreement to assign the servicing rights and obligations of its off-balance sheet manufactured housing operations to Green Tree Servicing LLC. The off-balance sheet portfolio amounted to approximately $869 million as at January 31, 2006. The transfer was completed in March 2006. After-tax charges of $10 million, mainly relating to asset impairment and severance charges, were recorded in fiscal year 2006.
- In January 2006, the Corporation decided to sell its consumer finance and on- and off-balance sheet freight car operations. As a result, after-tax charges of $3 million relating to severance costs were recorded in fiscal year 2006.

As a result, the related results of operations have been presented as discontinued operations in the consolidated statements of income and cash flows and the related assets and liabilities have been reported as Assets held for sale and Liabilities related to assets held for sale on separate captions in the consolidated balance sheets for all periods presented.

The assets held for sale and the related liabilities were as follows as at January 31:

	2006	2005
Assets		
Cash and cash equivalents	$ 5	$ 11
Receivables	58	98
Property, plant and equipment	-	2
Deferred income taxes	33	106
Other assets[1]	141	2,365
	$ 237	$ 2,582
Liabilities		
Accounts payable and accrued liabilities	$ 40	$ 83
Short-term borrowings[2]	-	300
Long-term debt[2]	2	1,188
	$ 42	$ 1,571

1 Includes $77 million of finance receivables and $31 million of assets under operating leases as at January 31, 2006 ($2,291 million and $35 million respectively as at January 31, 2005).
2 Fiscal year 2005 figures include $588 million related to bank sponsored securitized floorplan conduits, which were repaid with the proceeds from the sale of the inventory finance operations.

1. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONT'D)

BC's off-balance sheet portfolio of freight cars consists of operating leases whereby BC is the lessee/sub lessor. The net present value of BC's minimum lease payments was $580 million as at January 31, 2006 ($602 million as at January 31, 2005). BC's undiscounted minimum lease payments related to this portfolio are included in the sale and leaseback section of note 22 – Commitments and contingencies.

Assets held for sale include $1,483 million of finance receivables and $1,483 million of liabilities related to consolidated VIEs as at January 31, 2005 (nil as at January 31, 2006). These VIEs consisted of securitization structures created to purchase, on a revolving basis, certain inventory finance receivables. Their assets were legally isolated from the Corporation's general creditors and their investors had no recourse to the Corporation's assets if debtors fail to pay other than for the Corporation's retained subordinated interests of $209 million as at January 31, 2005 (nil as at January 31, 2006). Prior to the adoption of AcG-15, BC was consolidating these entities under existing accounting rules.

The results of operations, including allocated interest expense, were as follows for fiscal years:

	2006	2005
Revenues – Other	**$ 177**	$ 238
Cost of sales	**103**	109
Selling, general and administrative	**34**	68
Amortization	**2**	2
	139	179
Income before income taxes	**38**	59
Income taxes	**14**	22
	24	37
Gain (loss), net of tax, on sale of:		
Inventory finance operations	**121**	–
On-balance sheet manufactured housing operations	**(18)**	–
Loss, net of tax, related to planned disposal of:		
Off-balance sheet manufactured housing operations	**(10)**	–
Consumer finance and on- and off-balance sheet freight car operations[1]	**(3)**	–
	$ 114	$ 37

1 Represents estimated severance costs related to these operations, which are expected to be disposed of in fiscal year 2007.

The cash flows from discontinued operations were as follows for fiscal years:

	2006	2005
Operating activities	**$ 76**	$ 74
Investing activities	**70**	(79)
Financing activities	**(586)**	293
	$(440)	$ 288

FINANCIAL INSTRUMENTS

In fiscal year 2005, the Corporation entered into basis swap agreements to convert certain of its securitized floorplan debt's base interest rate from LIBOR to U.S. Prime minus 2.85%. These swaps were used to align the base interest rate of certain long-term debts to the same basis as the offsetting finance receivables. These swaps were terminated in fiscal year 2006 following the sale of the underlying asset. Total notional amount of the basis swap agreements was $900 million as at January 31, 2005.

In connection with its discontinued consumer finance portfolio, the Corporation entered into interest-rate swap agreements to convert the base interest rate of its finance receivables from fixed to variable interest rates. These swaps will mature in fiscal year 2008. The total notional amount of the interest-rate swap agreements was $13 million as at January 31, 2006 ($20 million as at January 31, 2005).

SALE OF RECREATIONAL PRODUCTS SEGMENT

In connection with the sale of the Corporation's recreational products segment ("BRP") in fiscal year 2004, the Corporation paid $31 million during fiscal year 2005 as an adjustment to the proceeds on the disposal of this segment, mainly in connection with its commitment toward pension plan funding. This commitment was provided for at the time of sale, and therefore this payment had no impact on the results of operations for fiscal year 2005.

2. RECEIVABLES

Receivables were as follows as at January 31:

	2006	2005
Trade receivables[1]		
Aerospace		
U.S. dollar	$ 603	$ 425
Other currencies	26	18
Transportation		
Euro	384	245
U.S. dollar	171	167
Sterling pound	145	166
Various western European currencies	67	92
Other currencies	123	90
	1,519	1,203
Retained interests	-	103
Sales tax	57	90
Other	209	191
	1,785	1,587
Allowance for doubtful accounts	(101)	(74)
	$1,684	$1,513

1 Trade receivables are presented based on the invoicing currency.

The Corporation uses securitization facilities as a source of financing. Under these arrangements, the Corporation received proceeds of $408 million on the sale of receivables during fiscal year 2006 ($1,491 million during fiscal year 2005). As at January 31, 2006, the outstanding balance of the receivables transferred to securitization facilities amounted to $2 million ($321 million as at January 31, 2005), $2 million ($218 million as at January 31, 2005) of which were sold. The unsold portion of the receivables transferred is included in "retained interests" above. The retained interests provide credit enhancements for the receivables transferred. These receivables are not available to pay the Corporation's creditors.

3. AIRCRAFT FINANCING

Aircraft financing was as follows as at January 31:

	2006				2005			
		WEIGHTED-AVERAGE				WEIGHTED-AVERAGE		
	TOTAL	MATURITY (IN MONTHS)	RATE[1] (IN %)	FIXED/[1] VARIABLE RATE	TOTAL	MATURITY (IN MONTHS)	RATE[1] (IN %)	FIXED/[1] VARIABLE RATE
Commercial aircraft								
Interim financing[2]								
Loans	$ 435	79	7.1	Variable	$ 661	71	5.9	Variable
Lease receivables	388	211	7.3	Variable	424	197	6.5	Fix./var.
	823				1,085			
Long-term financing								
Loans	278	109	6.0	Fix./var.	230	125	4.9	Fix./var.
Lease receivables[3]	104	21	6.0	Fix./var.	116	31	5.1	Fix./var.
	382				346			
Business aircraft loans[4]	58	41	5.7	Fix./var.	145	59	6.9	Fix./var.
Total loans and lease receivables	1,263				1,576			
Allowance for credit losses	(84)				(94)			
	1,179				1,482			
Assets under operating leases	230				271			
Investment in financing structures	48				38			
	$1,457				$1,791			

1 Interest rates are before giving effect to the related derivative financial instruments.
2 The commercial aircraft interim financing portfolio consists of bridge financing to customers until third party permanent financing is put in place.
3 Includes $67 million of lease receivables related to consolidated VIEs as at January 31, 2006 ($78 million as at January 31, 2005).
4 This portfolio is being wound down.

Loans and lease receivables – Financing with three airlines represents approximately 41% of the total loans and lease receivables as at January 31, 2006. Loans and lease receivables are generally collateralized by the related assets.

Lease receivables consist of the following, before allowance for credit losses, as at January 31:

	2006	2005
Total minimum lease payments	$ 978	$ 974
Unearned income	(538)	(523)
Unguaranteed residual value	52	89
	$ 492	$ 540

3. AIRCRAFT FINANCING (CONT'D)

Allowance for credit losses – Changes in the allowance for credit losses were as follows as at January 31:

	2006	2005
Balance at beginning of year	$ 94	$ 80
Provision for credit losses	11	27
Amounts charged off, net of recoveries	(22)	(13)
Effect of foreign currency exchange rate changes	1	–
Balance at end of year	$ 84	$ 94

Impaired loans and lease receivables amounted to $237 million as at January 31, 2006 ($245 million as at January 31, 2005).

Assets under operating leases – Assets under operating leases were as follows as at January 31:

	2006		2005	
	COST	NET BOOK VALUE	COST	NET BOOK VALUE
Pre-owned commercial aircraft	$292	$190	$364	$241
Pre-owned business aircraft	42	40	28	27
Other	–	–	5	3
	$334	$230	$397	$271

Rental income from operating leases and amortization of assets under operating leases amounted to $44 million and $24 million respectively for fiscal year 2006 ($78 million and $48 million respectively for fiscal year 2005).

Off-balance sheet securitizations and other transfers of receivables – In January 2005, the Corporation established a 364-day $1.5 billion financing facility with a third party whereby it sold certain commercial aircraft interim finance receivables to a special-purpose entity ("SPE"). The third party investor funded 55% of the original finance receivables balance transferred to the SPE. As at January 31, 2005, the Corporation had transferred $306 million of finance receivables to the SPE, in which it had retained a subordinated interest of $137 million and had provided limited credit enhancements. The retained interest portion is included in the commercial aircraft interim financing portfolio. In connection with this transaction, the Corporation provides administrative services to the SPE in return for a market fee. This transaction had no significant impact on the consolidated statements of income. This facility was terminated in fiscal year 2006 and replaced by the RASPRO structure (see note 23 – Variable interest entities).



INVENTORIES

The Corporation's inventories were as follows as at January 31:

	2006	2005
Long-term contracts	$1,517	$1,640
Aerospace programs	1,468	1,616
Finished products[1]	820	757
	$3,805	$4,013

1 Finished products include six new aircraft not associated with a firm order and eight pre-owned aircraft, totalling $155 million as at January 31, 2006 (three new aircraft and 11 pre-owned aircraft, totalling $95 million as at January 31, 2005).

Aerospace programs – Aerospace program inventories included the following excess-over-average production costs ("EOAPC") as at January 31:

	2006	2005
Business aircraft		
Learjet Series	$ 221	$ 254
Challenger 300	140	117
Global Series	319	411
Regional aircraft[1]		
CRJ Series	54	83
Q-Series	23	54
	$ 757	$ 919

1 The *CRJ200* and *Q200* aircraft had no EOAPC balance outstanding as at January 31, 2006 and 2005.

Anticipated proceeds from future sales of aircraft for each program, net of estimated additional production costs to be incurred, exceeded the related costs in inventories as at January 31, 2006. However, substantial costs may eventually be charged to cost of sales in a given year if fewer than the aircraft program quantity are sold, the proceeds from future sales of aircraft are lower than those anticipated, or the costs to be incurred to complete the program exceed current estimates.

Net recoverable amounts of EOAPC, based solely on existing firm orders as at January 31, 2006, defined as expected net undiscounted cash flows from the sale of aircraft under firm orders, amounted to $614 million. The remaining balance of EOAPC, amounting to $143 million, is expected to be entirely recovered from future orders.

Advances and progress billings – Under certain contracts, title to inventories is vested to the customer as the work is performed, in accordance with contractual arrangements and industry practice. In addition, in the normal course of business, the Corporation provides performance bonds, bank guarantees and other forms of guarantees to customers, mainly in Transportation, as security for advances received from customers pending performance under certain contracts. In accordance with industry practice, the Corporation remains liable to the purchasers for the usual contractor's obligations relating to contract completion in accordance with predetermined specifications, timely delivery and product performance.

4. INVENTORIES (CONT'D)

Costs incurred and recorded margins related to long-term contracts and costs incurred related to ongoing aerospace programs amounted to $3,378 million and $2,341 million respectively as at January 31, 2006 ($4,089 million and $2,433 million respectively as at January 31, 2005).

Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $3,534 million and $1,391 million respectively as at January 31, 2006 ($4,276 million and $1,349 million respectively as at January 31, 2005), $1,673 million and $518 million of which respectively represent a liability disclosed as advances and progress billings in excess of related costs as at January 31, 2006 ($1,827 million and $532 million respectively as at January 31, 2005).

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment were as follows as at January 31:

	2006		2005	
	COST	NET BOOK VALUE	COST	NET BOOK VALUE
Land	**$ 112**	**$ 112**	$ 131	$ 131
Buildings	**1,759**	**885**	1,818	981
Equipment	**1,429**	**560**	1,387	595
Aerospace program tooling				
Business aircraft	**1,854**	**914**	1,778	1,036
Regional aircraft	**1,249**	**477**	1,189	502
Other	**168**	**142**	197	167
	$6,571	**$3,090**	$6,500	$3,412

Included in the above table are capital lease assets with a cost and net book value amounting to $67 million and $56 million respectively as at January 31, 2006 ($73 million and $62 million respectively as at January 31, 2005).

Also included in the above table are assets under construction and development amounting to $37 million as at January 31, 2006 ($32 million as at January 31, 2005).

Amortization of property, plant and equipment was as follows for fiscal years:

	2006	2005
Aerospace program tooling	**$ 254**	$ 244
Buildings, equipment and other	**220**	224
	$ 474	$ 468

 GOODWILL

Goodwill is related to the DaimlerChrysler Rail Systems GmbH ("Adtranz") acquisition in May 2001. Changes in the goodwill balance were as follows for fiscal years:

	2006	2005
Balance at beginning of year	$2,357	$2,290
Purchase price adjustment	-	(25)
Recognition of previously unrecognized tax losses	(53)	(33)
Effect of foreign currency exchange rate changes	(162)	125
Balance at end of year	$2,142	$2,357

In fiscal year 2005, the Corporation reached a settlement with DaimlerChrysler AG on all outstanding disputes arising from the acquisition of Adtranz, resulting in a payment to the Corporation of €170 million ($209 million). In fiscal year 2002, the Corporation had recorded a purchase price adjustment of €150 million as a reduction of the goodwill in connection with these disputes. The additional €20 million ($25 million) has been recorded as a further reduction of goodwill.

The Corporation completed the required annual impairment test during the fourth quarter of fiscal year 2006 and did not identify any impairment.

 OTHER ASSETS

Other assets were as follows as at January 31:

	2006	2005
Prepaid expenses	$ 178	$ 176
Finite-life intangible assets, net of accumulated amortization of $94 million as at January 31, 2006 ($64 million as at January 31, 2005)	148	195
Investment in companies subject to significant influence[1]	97	73
Investment in securities	91	99
Restricted cash[2]	81	64
Wind-down portfolios[3]	41	65
Investment in preferred shares of BRP	30	30
Derivative financial instruments	28	211
Deposits	14	33
Receivable financing[4]	-	59
Other	135	96
	$ 843	$1,101

1 *Related to Transportation.*
2 Includes $70 million of restricted cash related to consolidated VIEs as at January 31, 2006 ($61 million as at January 31, 2005).
3 Comprised mainly of BC's industrial equipment portfolio.
4 Represents financing provided to the acquirer of the Corporation's former recreational products segment, a related party (see note 18 – Transactions with related parties).

Included in the amortization of finite-life intangible assets for fiscal year 2006 is an impairment charge of $17 million in connection with trademarks in Transportation.

8. SHORT-TERM BORROWINGS

Under banking syndicate agreements, Bombardier Inc. must maintain certain financial covenants including, effective the second quarter of fiscal year 2006, a minimum liquidity of $1.0 billion in cash and cash equivalents at the end of each quarter. The applicable financial covenants (calculated excluding the former BC segment) were met as at January 31, 2006 and 2005.

Credit facilities, rates and maturities were as follows as at January 31, 2006:

	AMOUNTS COMMITTED	AMOUNTS DRAWN	LETTERS OF CREDIT DRAWN	AMOUNTS AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY (FISCAL YEAR)
European[1]	**$ 3,829**	**$ –**	**$ 3,160**	**$ 669**	**–**	**–**	**2008**
European letters of credit[2]	**353**	**n/a**	**327**	**26**	**n/a**	**n/a**	**2008-2009**
North American	**1,100**	**–**	**762**	**338**	**–**	**–**	**2008**
	$ 5,282	**$ –**	**$ 4,249**	**$1,033**			

n/a: not applicable.
1 €3,150 million.
2 €290 million.

- In June 2005, the Corporation entered into a new $1.1-billion North American syndicated credit facility to refinance its $1.7-billion Cdn credit facility scheduled to mature in September 2005. The new facility is unsecured and matures in July 2007.
- During fiscal year 2006, the Corporation did not renew BC's sole credit facility, amounting to $600 million.
- During fiscal year 2006, the Corporation did not renew the 364-day portion of its European syndicated credit facility, amounting to €492 million, as the lower remaining credit facilities are consistent with its expected future requirements.

Credit facilities, rates and maturities were as follows as at January 31, 2005:

	AMOUNTS COMMITTED	AMOUNTS DRAWN	LETTERS OF CREDIT DRAWN	AMOUNTS AVAILABLE	YEAR-END RATE	AVERAGE RATE FOR THE YEAR	MATURITY (FISCAL YEAR)
European[1]	$4,753	$ –	$3,103	$1,650	–	–	2006-2008
European letters of credit[2]	378	n/a	89	289	n/a	n/a	2008-2009
North American	1,388	–	1,128	260	–	–	2006
BC credit facility	600	–	n/a	600	–	1.9%	2006
	$7,119	$ –	$4,320	$2,799			

n/a: not applicable.
1 €3,642 million.
2 €290 million.

- In November 2004, the Corporation entered into a €165 million three-year European letter of credit facility.
- In September 2004, the Corporation renewed the 364-day portion of its North American credit facility. This portion of the facility, totalling $718 million Cdn, replaced the $730-million Cdn short-term portion of the North American credit facility.
- In July 2004, the Corporation renewed the 364-day portion of its European credit facility. This portion of the facility, totalling €492 million, replaced the €560-million short-term portion of the European credit facility.
- In July 2004, the Corporation entered into a €125-million four-year European letter of credit facility.

In addition to the outstanding letters of credit shown in the above tables, the Corporation had bilateral facilities of $79 million as at January 31, 2006 ($287 million as at January 31, 2005).

 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows as at January 31:

	2006	2005
Trade accounts payable	**$ 1,944**	$2,014
Sales incentives[1]	**1,252**	1,190
Accrued liabilities	**987**	1,277
Product warranties	**970**	1,055
Payroll related liabilities	**395**	334
Income and other taxes	**240**	130
Interest	**130**	113
Severance and other involuntary termination costs	**129**	251
Provision for repurchase obligations[2]	**70**	61
Non-controlling interest	**28**	46
Other	**721**	614
	$ 6,866	$7,085

1 Comprised of provision for credit and residual value guarantees and trade-in options as well as other related provisions and liabilities in connection with the sale of aircraft (see note 22 – Commitments and contingencies).
2 See note 22 – Commitments and contingencies.

Product warranties – Product warranties typically range from one to five years, except for aircraft structural warranties that extend up to 20 years.

Changes in the product warranty provision were as follows for fiscal years 2006 and 2005:

	AEROSPACE	TRANSPORTATION	TOTAL
Balance as at January 31, 2004	$ 260	$ 672	$ 932
Current expense	120	370	490
Changes in estimates	27	29	56
Cash paid	(150)	(304)	(454)
Effect of foreign currency exchange rate changes	–	31	31
Balance as at January 31, 2005	257	798	1,055
Current expense	122	332	454
Changes in estimates	15	(41)	(26)
Cash paid	(121)	(348)	(469)
Effect of foreign currency exchange rate changes	–	(44)	(44)
Balance as at January 31, 2006	**$ 273**	**$ 697**	**$ 970**

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (CONT'D)

Severance and other involuntary termination costs and other related costs–Changes in the provision for severance and other involuntary termination costs and other related costs were as follows for fiscal years 2006 and 2005:

	SEVERANCE AND OTHER INVOLUNTARY TERMINATION COSTS	OTHER	TOTAL
Balance as at January 31, 2004	$ 201	$ 47	$ 248
Current expense[1]	221	79	300
Changes in estimates[1]	(44)	(46)	(90)
Non-cash items	–	(37)	(37)
Cash paid	(137)	(26)	(163)
Effect of foreign currency exchange rate changes	10	–	10
Balance as at January 31, 2005	251	17	268
Current expense[2]	30	84	114
Changes in estimates[2]	7	(27)	(20)
Non-cash items	–	(4)	(4)
Cash paid	(146)	(40)	(186)
Effect of foreign currency exchange rate changes	(13)	–	(13)
Balance as at January 31, 2006	**$ 129**	**$ 30**	**$ 159**

1 Of which $38 million has been recorded in cost of sales of Aerospace and $172 million in special items of Transportation (see note 14 – Special items).
2 Of which $6 million has been recorded in cost of sales of Aerospace and $88 million in special items of Transportation (see note 14 – Special items).

10. LONG-TERM DEBT

Long-term debt was as follows as at January 31:

	AMOUNT IN CURRENCY OF ORIGIN 2006/2005	CURRENCY	FIXED/ VARIABLE[2]	INTEREST RATE[2] 2006/2005	MATURITY	PAYMENT OF INTEREST[3]	2006 AMOUNT	2005 AMOUNT
BOMBARDIER[1]								
Debentures	nil/150	USD	Fixed	nil/6.58%	Jan. 2006	SA	**$ -**	$ 150
	175	GBP	Fixed	6.25%	Feb. 2006	A	**311**	330
	150	CAD	Fixed	6.40%	Dec. 2006	SA	**131**	121
	500	EUR	Fixed	5.75%	Feb. 2008	A	**608**	653
	150	CAD	Fixed	7.35%	Dec. 2026	SA	**131**	121
Notes	29/34	CAD	Fixed	7.00%	2007-2012	A	**26**	27
	550	USD	Fixed	6.75%	May 2012	SA	**550**	550
	500	USD	Fixed	6.30%	May 2014	SA	**500**	500
	250	USD	Fixed	7.45%	May 2034	SA	**250**	250
Other[4]	59/94	USD	Fix./var.	4.92%/5.54%	2007-2027	Various	**59**	94
	76/86[5]	Various	Fix./var.	4.82%/4.63%	2007-2018	Various	**76**	86
VIEs	80/246	USD	Fixed	5.98%/8.59%	2007-2014	Various	**80**	246
							$ 2,722	$3,128
BC[1]								
Medium-term notes	nil/300	USD	Variable	nil/5.44%	May 2005	M	**$ -**	$ 300
	nil/200	USD	Fixed	nil/7.50%	Oct. 2005	SA	**-**	200
	450	USD	Fixed	6.13%	Jun. 2006	SA	**450**	450
	200	CAD	Fixed	6.35%	Jul. 2006	SA	**175**	162
	220	USD	Fixed	7.09%	Mar. 2007	SA	**220**	220
Notes	500	EUR	Fixed	6.13%	May 2007	A	**608**	653
	300	GBP	Fixed	6.75%	May 2009	A	**534**	565
Other	38/38[5]	Various	Fix./var.	10.33%/7.23%	2007-2017	M	**38**	38
							2,025	2,588
							$ 4,747	$5,716

1 Long-term debt related to the Corporation's two manufacturing segments (Aerospace and Transportation) is presented under the heading "Bombardier", while the long-term debt related to the former BC segment is presented under the heading BC.

2 Interest rates are before giving effect to the related hedging derivative financial instruments (see note 20 – Financial instruments) and, for variable-rate debt, represent the average rate for the fiscal year.

3 Monthly (M), semi-annually (SA) and annually (A).

4 Includes $68 million relating to obligations under capital leases as at January 31, 2006 ($94 million as at January 31, 2005).

5 Amounts are expressed in U.S. dollars.

10. LONG-TERM DEBT (CONT'D)

All long-term debt items rank pari-passu and are unsecured, except for the debt of consolidated VIEs which are secured borrowings.
The repayment requirements of the long-term debt during the next five fiscal years and thereafter are as follows:

	BOMBARDIER		BC	TOTAL
	DEBT	CAPITAL LEASES	DEBT	
2007	$ 524	$ 3	$ 627	$1,154
2008	34	3	830	867
2009	615	3	3	621
2010	9	3	537	549
2011	6	4	4	14
Thereafter	1,466	52	24	1,542
	$2,654	$68	$2,025	$4,747

11. SHARE CAPITAL

PREFERRED SHARES

An unlimited number of non-voting preferred shares, without nominal or par value, issuable in series are authorized. The following series have been issued as at January 31, 2006 and 2005:

12,000,000 Series 2 Cumulative Redeemable Preferred Shares

Redemption: Redeemable, at the Corporation's option, at $25.50 Cdn per share.

Conversion: Convertible on a one-for-one basis, at the option of the holder, on August 1, 2007 and on August 1 of every fifth year thereafter into Series 3 Cumulative Redeemable Preferred Shares. Fourteen days before the conversion date, if the Corporation determines, after having taken into account all shares tendered for conversion by holders, that there would be less than 1,000,000 outstanding Series 2 Cumulative Redeemable Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 3 Cumulative Redeemable Preferred Shares. Additionally, if the Corporation determines that on any conversion date, there would be less than 1,000,000 outstanding Series 3 Cumulative Redeemable Preferred Shares, then no Series 2 Cumulative Redeemable Preferred Shares may be converted.

Dividend: Since August 1, 2002, the variable cumulative preferential cash dividends are payable monthly on the 15th day of each month, if declared, with the annual variable dividend rate being equal to 80% of the Canadian prime rate. The dividend rate will vary in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% if the trading price of Series 2 Cumulative Redeemable Preferred Shares is less than $24.90 Cdn per share or more than $25.10 Cdn per share.

12,000,000 Series 3 Cumulative Redeemable Preferred Shares

Redemption:	Redeemable, at the Corporation's option, at $25.00 Cdn per share on August 1, 2007 and on August 1 of every fifth year thereafter.
Conversion:	Convertible on a one-for-one basis, at the option of the holder, on August 1, 2007 and on August 1 of every fifth year thereafter into Series 2 Cumulative Redeemable Preferred Shares. Fourteen days before the conversion date, if the Corporation determines, after having taken into account all shares tendered for conversion by holders, that there would be less than 1,000,000 outstanding Series 3 Cumulative Redeemable Preferred Shares, such remaining number shall automatically be converted into an equal number of Series 2 Cumulative Redeemable Preferred Shares. Additionally, if the Corporation determines that on any conversion date there would be less than 1,000,000 outstanding Series 2 Cumulative Redeemable Preferred Shares, then no Series 3 Cumulative Redeemable Preferred Shares may be converted.
Dividend:	Until July 31, 2007, the Series 3 Cumulative Redeemable Preferred Shares carry fixed cumulative preferential cash dividends at a rate of 5.476% or $1.369 Cdn per share per annum, payable quarterly on the last day of January, April, July and October of each year at a rate of $0.34225 Cdn, if declared. For each succeeding five-year period, the applicable fixed annual rate of the cumulative preferential cash dividends calculated by the Corporation shall not be less than 80% of the Government of Canada bond yield, as defined in the Articles of Incorporation. These dividends shall be payable quarterly on the last day of January, April, July and October, if declared.

9,400,000 Series 4 Cumulative Redeemable Preferred Shares

Redemption:	Redeemable, at the Corporation's option, any time on or after March 31, 2007, at $26.00 Cdn per share if redeemed prior to March 31, 2008; $25.75 Cdn if redeemed on or after March 31, 2008 but prior to March 31, 2009; $25.50 Cdn if redeemed on or after March 31, 2009 but prior to March 31, 2010; $25.25 Cdn if redeemed on or after March 31, 2010 but prior to March 31, 2011; and $25.00 Cdn if redeemed on or after March 31, 2011.
Conversion:	On or after March 31, 2007, the Corporation may, subject to the approval of the Toronto Stock Exchange and such other stock exchanges on which the Series 4 Cumulative Redeemable Preferred Shares are then listed, at any time convert all or any of the outstanding Series 4 Cumulative Redeemable Preferred Shares into fully paid and non-assessable Class B Shares (Subordinate Voting) of the Corporation. The number of Class B Shares (Subordinate Voting) into which each Series 4 Cumulative Redeemable Preferred Share may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends to, but excluding the date of conversion, by the greater of $2.00 Cdn and 95% of the weighted-average trading price of such Class B Shares (Subordinate Voting) on the Toronto Stock Exchange for the period of 20 consecutive trading days, which ends on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day. The Corporation may, at its option, at any time, create one or more further series of Preferred Shares of the Corporation, into which the holders of Series 4 Cumulative Redeemable-Preferred Shares could have the right, but not the obligation, to convert their shares on a share-for-share basis.
Dividend:	The holders of Series 4 Cumulative Redeemable Preferred Shares are entitled to fixed cumulative preferential cash dividends, if declared, at a rate of 6.25% or $1.5625 Cdn per share per annum, payable quarterly on the last day of January, April, July and October of each year at a rate of $0.390625 Cdn per share.

COMMON SHARES

The following classes of common shares, without nominal or par value, were authorized as at January 31, 2006 and 2005:

1,892,000,000 Class A Shares (Multiple Voting)

Voting rights:	10 votes each.
Conversion:	Convertible, at any time, at the option of the holder, into one Class B Share (Subordinate Voting).

11. SHARE CAPITAL (CONT'D)

1,892,000,000 Class B Shares (Subordinate Voting)	
Voting rights:	One vote each.
Conversion:	Convertible, at the option of the holder, into one Class A Share (Multiple Voting): (i) if an offer made to Class A (Multiple Voting) shareholders is accepted by the present controlling shareholder (the Bombardier family); or (ii) if such controlling shareholder ceases to hold more than 50% of all outstanding Class A Shares (Multiple Voting) of the Corporation.
Dividend:	Annual non-cumulative preferential dividend of $0.0015625 Cdn per share, in priority to the Class A Shares (Multiple Voting), payable quarterly on the last day of January, April, July and October of each year at a rate of $0.000390625 Cdn per share, if declared.

 SHARE-BASED PLANS

SHARE OPTION PLANS

Under share option plans, options are granted to key employees to purchase Class B Shares (Subordinate Voting). Options were also granted to directors up to October 1, 2003. Of the 135,782,688 Class B Shares (Subordinate Voting) initially reserved for issuance, 51,835,696 were available for issuance under these share option plans as at January 31, 2006. The Corporation issued nil Class B Shares (Subordinate Voting) during fiscal year 2006, following the exercise of stock options (882,050 Class B Shares during fiscal year 2005).

Current performance share option plan – Effective May 27, 2003, the Corporation amended prospectively the share option plan for key employees. This plan was further amended on March 30, 2004 and is effective for all options granted under this plan. The significant terms and conditions of the amended plan are as follows:

- The exercise price is equal to the weighted-average trading prices on the stock exchange during the five trading days preceding the date on which the option was granted.
- The options granted vest at 25% per year during a period beginning one year following the grant date. However, predetermined target market price thresholds must be achieved in order for the options to be exercised. Such options may be exercised if within the 12-month period preceding the date on which such options vest, the weighted-average trading price on the stock exchange (during a period of 21 consecutive trading days) is greater than or equal to the target price threshold established at the time the option had been granted. If within such 12-month period, the weighted-average trading price has not been reached, the target price threshold applicable to the next vesting tranche becomes effective.
- As at January 31, 2006, target prices ranged between $4 Cdn and $11 Cdn per option.
- The options terminate no later than seven years after the grant date.

The summarized information on the performance share option plan is as follows as at January 31, 2006:

	ISSUED AND OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE (IN CDN DOLLARS)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE (IN CDN$)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (IN CDN$)
2 to 4	11,828,000	5.59	3.05	2,296,625	3.86
4 to 6	11,029,000	5.35	4.33	2,784,500	4.34
6 to 7	359,000	5.08	6.83	89,750	6.83
	23,216,000			5,170,875	

12. SHARE-BASED PLANS (CONT'D)

The number of options has varied as follows for fiscal years:

	2006		2005	
	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (IN CDN$)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (IN CDN$)
Balance at beginning of year	**19,759,270**	**4.22**	6,646,500	4.00
Granted	**7,224,000**	**2.53**	15,402,520	4.31
Exercised	**-**	**-**	(8,250)	3.93
Cancelled	**(3,767,270)**	**4.08**	(2,281,500)	4.20
Balance at end of year	**23,216,000**	**3.72**	19,759,270	4.22
Options exercisable at end of year	**5,170,875**	**4.17**	1,388,000	3.99

Prior share option plans – For options issued to key employees prior to May 27, 2003, and options issued to directors, the exercise price is equal to the weighted-average trading prices on the stock exchange during the five trading days preceding the date on which the option was granted. These options vest at 25% per year during a period beginning two years following the grant date, except for 140,000 outstanding options granted to directors, which vest at 20% per year beginning on the grant date. The options terminate no later than 10 years after the grant date.

The summarized information on these options is as follows as at January 31, 2006:

	ISSUED AND OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE (IN CDN DOLLARS)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE (YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE (IN CDN$)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (IN CDN$)
3 to 5	410,000	0.61	4.70	410,000	4.70
5 to 7	8,500,400	1.12	5.42	8,000,400	5.44
7 to 10	3,379,000	2.03	7.72	3,379,000	7.72
10 to 12	6,958,000	3.22	10.78	6,958,000	10.78
12 to 15	3,903,000	6.09	14.53	2,003,500	14.48
15 to 25	6,957,500	4.77	20.53	6,075,688	20.36
	30,107,900[1]			26,826,588	

1 Including three million options held by employees of BRP.

12. SHARE-BASED PLANS (CONT'D)

The number of options has varied as follows for fiscal years:

	2006		2005	
	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (IN CDN$)	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE (IN CDN$)
Balance at beginning of year	**33,703,270**	**11.50**	37,427,486	11.54
Exercised	**–**	**–**	(873,800)	3.86
Cancelled	**(3,355,370)**	**11.32**	(2,850,416)	14.39
Expired	**(240,000)**	**3.77**	–	–
Balance at end of year	**30,107,900**	**11.58**	33,703,270	11.50
Options exercisable at end of year	**26,826,588**	**11.15**	26,994,458	10.31

STOCK-BASED COMPENSATION EXPENSE FOR OPTIONS

The weighted-average grant date fair value of stock options granted during fiscal year 2006 was $0.81 per option ($1.06 per option for fiscal year 2005) and the fair value of each option granted was determined using a modified Black-Scholes option pricing model, which incorporates target prices related to the performance share option plan in the fair value calculation, and the following weighted-average assumptions for fiscal years:

	2006	2005
Risk-free interest rate	**3.36%**	4.16%
Expected life	**5 years**	5 years
Expected volatility in the market price of the shares	**49.95%**	49.08%
Expected dividend yield	**1.20%**	1.20%

All awards granted or modified prior to February 1, 2003, are accounted for as capital transactions. No compensation expense is recorded in the consolidated statements of income for these awards.

PERFORMANCE SHARE UNIT PLAN

During the second quarter of fiscal year 2006, the Board of Directors of the Corporation approved a performance share unit plan under which performance share units ("PSUs") may be granted to executives and other key employees. A total of 4,180,000 PSUs were authorized for issuance. The PSUs give recipients the right, upon vesting, to receive a certain number of the Corporation's Class B Shares (Subordinate Voting).

During fiscal year 2006, the Corporation granted 4,165,500 PSUs to executives and other key employees (the "beneficiaries") and provided instructions to a trustee under the terms of a Trust Agreement to purchase 5,434,000 Class B Shares (Subordinate Voting) of the Corporation in the open market for $14 million. These shares are held in trust by the trustee for the benefit of the beneficiaries until the PSUs become vested or are cancelled. The cost of the purchase has been deducted from share capital. The PSUs vest on June 10, 2008, if certain financial performance targets are met. The conversion ratio for vested PSUs ranges from 70% to 130%.

12. SHARE-BASED PLANS (CONT'D)

The number of PSUs has varied as follows for fiscal year 2006:

	NUMBER OF PSUs
Balance at beginning of year	–
Granted	4,165,500
Cancelled	(151,418)
Balance at end of year	**4,014,082**

Compensation expense of $2 million was recorded during fiscal year 2006 with respect to the PSUs plan (nil for the same period last fiscal year).

EMPLOYEE SHARE PURCHASE PLAN

Under the employee share purchase plan, employees of the Corporation are eligible to purchase the Corporation's Class B Shares (Subordinate Voting) up to a maximum of 20% of their base salary to a yearly maximum of $30,000 Cdn per employee. The Corporation contributes to the plan an amount equal to 20% of the employees' contributions. The contributions are used to purchase the Corporation's Class B Shares (Subordinate Voting) in the open market on monthly investment dates or as otherwise determined by the Corporation, but no less often than monthly. The Corporation's contribution to the plan amounted to $4 million for fiscal year 2006 ($6 million for fiscal year 2005). Shares purchased are subject to a mandatory 12-month holding period that must be completed at the anniversary date of January 1.

13. CUMULATIVE TRANSLATION ADJUSTMENT

The components of net change in the cumulative translation adjustment were as follows for fiscal years:

	2006	2005
Balance at beginning of year	**$ 195**	$128
Effect of changes in exchange rates during the year:		
On the net investment in self-sustaining foreign operations	**(163)**	97
On certain long-term debt and intercompany loans denominated in foreign currencies designated as hedges of the net investment in self-sustaining foreign operations, net of tax	**73**	(30)
Balance at end of year	**$ 105**	$195

14. SPECIAL ITEMS

Special items were as follows for fiscal years:

	2006	2005
Severance and other involuntary termination costs	$ 35	$ 142
Other[1]	53	30
	88	172
Income tax recovery	(11)	(18)
	$ 77	$ 154

1 Comprised of lease termination and environmental costs, as well as other costs, partially offset by non-taxable gains on the sale of land and buildings, amounting to $27 million for fiscal year 2006 (nil for fiscal year 2005).

Special items relate to restructuring activities to reduce the cost structure in Transportation. The restructuring plan contemplates workforce reductions of 7,600 positions, net of new hires, of which 7,300 are permanent positions, as well as site closures. Approximately 7,500 positions, net of new hires, including contractual employees, were eliminated as at January 31, 2006.

The total cost of the restructuring is estimated at $630 million, $609 million of which were recorded as at January 31, 2006.

15. FINANCING INCOME AND FINANCING EXPENSE

The Corporation's financing income and financing expense were as follows for fiscal years:

	2006	2005
Financing income		
Loans and lease receivables – after the effect of hedges	$ (93)	$ (58)
Cash and cash equivalents	(51)	(33)
Other	(12)	(13)
	$ (156)	$ (104)
Financing expense		
Interest on long-term debt[1] – after the effect of hedges	$ 276	$ 238
Accretion expense on sales incentives, including contingent liabilities	65	58
Financing costs in connection with the repurchase of call options[2]	–	19
Other	22	13
	$ 363	$ 328

1 Includes $11 million for interest related to VIEs for fiscal year 2006 ($5 million for fiscal year 2005).
2 Related to the Putable/Callable notes.

16. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred income tax asset (liability) were as follows as at January 31:

	2006	2005
Operating losses carried forward	$ 1,763	$ 1,895
Warranty and other provisions	558	403
Accrued benefit liabilities	155	171
Intangible assets	22	17
Inventories	196	108
Property, plant and equipment	(360)	(325)
Other	(1)	8
	2,333	2,277
Valuation allowance	(1,689)	(1,796)
Net amount	$ 644	$ 481

The net amount of deferred income tax is presented on the consolidated balance sheets as follows as at January 31:

	2006	2005
Deferred income tax asset	$ 653	$ 522
Deferred income tax liability	(9)	(41)
	$ 644	$ 481

Details of income tax expense (recovery) allocated to continuing operations were as follows for fiscal years:

	2006	2005
Current income taxes		
Canada	$ 81	$ 55
Foreign	72	40
Recognition of previously unrecorded tax benefits – foreign	–	(10)
	153	85
Deferred income taxes		
Temporary differences and operating losses carried forward	(21)	(59)
Effect of substantively enacted income tax rate changes	(20)	–
Write down of deferred income tax assets	38	23
Recognition of previously unrecorded tax benefits	(135)	(87)
	(138)	(123)
Income tax expense (recovery)	$ 15	$ (38)

16. INCOME TAXES (CONT'D)

The reconciliation of income taxes allocated to continuing operations computed at the Canadian statutory rates to income tax expense was as follows for fiscal years:

	2006		2005	
	$	%	$	%
Income tax expense (recovery) at statutory rates	**48**	**32.0**	(51)	31.9
Increase (decrease) resulting from:				
Income tax rates differential of foreign investees	**(44)**		(63)	
Foreign exchange revaluation of deferred income tax	**(25)**		(3)	
Non-recognition of tax benefits related to foreign investees' losses and temporary differences	**41**		106	
Write down of deferred income tax assets	**38**		23	
Recognition of previously unrecorded tax benefits	**(135)**		(97)	
Permanent differences	**108**		42	
Effect of substantively enacted income tax rate changes	**(20)**		–	
Other	**4**		5	
Income tax (recovery) expense	**15**		(38)	

The operating losses carried forward and other temporary differences, which are available to reduce future taxable income of certain subsidiaries, for which a valuation allowance has been recognized, and the period in which they can be exercised, are as follows as at January 31, 2006:

Less than 1 year	$ 189
From 1 to 5 years	399
From 6 to 10 years	65
From 11 to 15 years	644
From 16 to 20 years	33
	$ 1,330

In addition, approximately $3.8 billion of operating losses carried forward and other temporary differences have no expiration date.

Approximately $1.7 billion of the above operating losses carried forward and other temporary differences relate to business acquisitions. Any subsequent recognition of these future tax benefits will be recorded as a reduction of the goodwill related to these acquisitions.

Approximately $2.0 billion of the above operating losses carried forward relate to the Corporation's operations in Germany, where a minimum income tax is payable on 40% of taxable income.

In addition, the Corporation has approximately $600 million of available capital losses, most of which can be carried forward indefinitely. Capital losses can only be used against future capital gains, and therefore no deferred tax benefit has been recognized.

Undistributed earnings of the Corporation's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Corporation may be subject to withholding taxes.

17. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share were computed as follows for fiscal years:

(NUMBER OF SHARES AND STOCK OPTIONS IN THOUSANDS)	2006	2005
Income (loss) from continuing operations	$ 135	$ (122)
Preferred share dividends, net of tax	(25)	(23)
Income (loss) from continuing operations attributable to common shareholders	110	(145)
Income from discontinued operations, net of tax	114	37
Income (loss) attributable to common shareholders	$ 224	$ (108)
Weighted-average number of common shares outstanding	1,748,429	1,750,292
Net effect of stock options	–	59
Weighted-average diluted number of common shares outstanding	1,748,429	1,750,351
Basic and diluted earnings (loss) per share:		
From continuing operations	$0.06	$ (0.08)
From discontinued operations	0.07	0.02
	$0.13	$ (0.06)

The effect of the exercise of stock options was excluded from the calculation of diluted earnings per share in the above table, except for 1,582,438 stock options for fiscal year 2005, since the average market value of the underlying shares was less than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinate Voting) for the respective periods. For fiscal year 2005, the effect of the exercise of stock options on loss per common share from continuing operations was anti-dilutive.

18. TRANSACTIONS WITH RELATED PARTIES

Transactions with BRP, a company with common significant shareholders with Bombardier Inc., were as follows for fiscal years:

	2006	2005
Volume of receivable financing	$ 36	$ 227
Inventory financing revenues[1]	$ 12	$ 30

1 Included in Income from discontinued operations, net of tax.

18. TRANSACTIONS WITH RELATED PARTIES (CONT'D)

Receivable financing – BRP and the Corporation entered into a receivable financing agreement. In the ordinary course of business, the Corporation purchased receivables from BRP, from which it earned financing revenues. The financing agreement was for a maximum of $115 million and expired in June 2005.

Inventory financing – BRP and the Corporation entered into a retail floorplan inventory financing agreement for retailers of BRP products. In the ordinary course of business, the Corporation earned financing revenues related to BRP sales incentive programs in connection with retailer financing provided by the Corporation. The inventory financing agreement was for a maximum amount of $750 million.

These transactions were measured at exchange amounts, which approximate fair value.

In May 2005, the Corporation sold the inventory finance operations to GE (see note 1 – Discontinued operations and assets held for sale).

19. NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

Net change in non-cash balances related to operations was as follows for fiscal years:

	2006	2005
Receivables	**$ (194)**	$ 67
Aircraft financing	**295**	(386)
Inventories	**143**	424
Fractional ownership deferred costs	**(128)**	(142)
Accounts payable and accrued liabilities	**(90)**	84
Advances and progress billings in excess of related costs	**(80)**	(302)
Fractional ownership deferred revenues	**162**	163
Accrued benefit liabilities, net	**(14)**	(37)
Other (mainly "Other assets")	**6**	102
	$ 100	$ (27)

20. FINANCIAL INSTRUMENTS

The Corporation is subject to foreign currency and interest rate fluctuations. The Corporation is party to a number of derivative financial instruments, mainly forward foreign exchange contracts, interest-rate swap agreements, cross-currency interest-rate swap agreements and interest-rate cap agreements to hedge a portion of its foreign currency and interest rate risk. These derivative financial instruments are used to manage foreign currency and interest-rate risks on assets, liabilities and financial commitments, as well as on forecasted foreign currency cash flows.

20. FINANCIAL INSTRUMENTS (CONT'D)

FOREIGN CURRENCY RISK

Forward foreign exchange contracts – The forward foreign exchange contracts, by major currency, were as follows as at January 31:

2006

BUY CURRENCY	NOTIONAL AMOUNT[1]	U.S. DOLLARS EQUIVALENT	SELL CURRENCY	RATE[2]	MATURITY (FISCAL YEAR)
CAD	3,679	3,216	USD	1.2399	2007-2010
EUR	1,288	1,565	USD	0.8135	2007-2011
GBP	406	723	USD	0.5604	2007-2008
SEK	3,751	493	EUR	9.2754	2007-2010
EUR	383	466	GBP	1.4402	2007-2012
CHF	522	408	EUR	1.5264	2007-2010
USD	340	340	CAD	0.7664	2007-2008
SEK	2,496	328	GBP	12.847	2007-2011
USD	206	206	Other	–	2007-2010
USD	174	174	EUR	1.2331	2007-2011
Other	455	455	Other	–	2007-2011
Other	189	189	EUR	–	2007-2009

1 Notional amounts are expressed in the buy currency, except for the categories "Other" that are expressed in U.S. dollars.
2 The rate represents the weighted-average committed foreign exchange rate.

2005

BUY CURRENCY	NOTIONAL AMOUNT[1]	U.S. DOLLAR EQUIVALENT	SELL CURRENCY	RATE[2]	MATURITY (FISCAL YEAR)
CAD	3,749	3,028	USD	1.3106	2006-2010
EUR	1,425	1,860	USD	0.7692	2006-2009
GBP	417	785	USD	0.5710	2006-2007
USD	609	609	EUR	1.2431	2006-2007
CHF	519	437	EUR	1.5229	2006-2010
USD	378	378	CAD	0.7594	2006-2008
SEK	1,959	281	EUR	9.1874	2006-2010
SEK	1,629	233	GBP	12.4524	2006-2011
USD	226	226	Other	–	2006-2010
EUR	157	204	GBP	1.4317	2006-2012
Other	424	424	Other	–	2006-2011
Other	301	301	EUR	–	2006-2009

1 Notional amounts are expressed in the currency, except for the categories "Other" that are expressed in U.S. dollars.
2 The rate represents the weighted-average committed foreign exchange rate.

20. FINANCIAL INSTRUMENTS (CONT'D)

- In Aerospace, forward foreign exchange contracts are mainly to sell U.S. dollars and buy Canadian dollars and pounds sterling to hedge forecasted foreign currency cash flows.
- In Transportation, forward foreign exchange contracts are mainly to sell or purchase U.S. dollars, pounds sterling, euros and other western European currencies to hedge forecasted foreign currency cash flows.

INTEREST-RATE RISK

Interest-rate swap agreements – Interest-rate swap agreements were as follows as at January 31:

					2006
NOTIONAL AMOUNT[1] (U.S. DOLLAR EQUIVALENT)	CURRENCY	RECEIVE RATE[2]	PAY RATE[2]	MATURITY (FISCAL YEAR)	HEDGED ITEM
		Fixed rate	Variable rate		
500 (608)	EUR	6.13%	6-month EUROLIBOR + (3.01%–3.69%)	2008	Long-term debt – BC
550	USD	6.75%	3-month LIBOR + 2.28%	2013	Long-term debt – Bombardier
500	USD	6.30%	3-month LIBOR + 1.60%	2015	Long-term debt – Bombardier
450	USD	2.07% – 2.15%	1-month LIBOR	2007	Long-term debt – BC
200 (356)	GBP	6.75%	3-month LIBOR + 1.85%	2010	Long-term debt – BC
220	USD	4.96%	1-month LIBOR	2008	Long-term debt – BC
200 (175)	CDN	6.35%	1-month CDOR + 3.42%	2007	Long-term debt – BC
		Variable rate	Fixed rate		
120	USD	1-month LIBOR	5.24% – 5.28%	2023	Aircraft financing – interim
89	USD	6-month LIBOR	6.61%	2014	Financial commitments
33 (59)	GBP	3-month LIBOR	5.62%	2013	Financial commitments
19	USD	1-month LIBOR + 5.24%	8.69%	2016	Aircraft financing – long-term
17	USD	1-month LIBOR	5.02%	2019	Aircraft financing – interim
26	Other	CDOR, LIBOR or EUROLIBOR	5.08% – 7.97%	2007-2014	Aircraft financing – long-term
18	Other	CDOR or LIBOR	6.13% – 12.28%	2009-2012	Financial commitments

1 Notional amounts are expressed in the currency of origin, except for the categories "Other" that are expressed in U.S. dollars.
2 LIBOR: London Interbank offered rate; EUROLIBOR: Euro Area Interbank offered rate and CDOR: Canadian Deposit offered rate.

20. FINANCIAL INSTRUMENTS (CONT'D)

NOTIONAL AMOUNT [1] (U.S. DOLLAR EQUIVALENT)	CURRENCY	RECEIVE RATE	PAY RATE	MATURITY (FISCAL YEAR)	HEDGED ITEM
					2005
		Fixed rate	Variable rate		
550	USD	6.75%	3-month LIBOR + 2.28%	2013	Long-term debt – Bombardier
500	USD	6.30%	3-month LIBOR + 1.60%	2015	Long-term debt – Bombardier
450	USD	2.07% – 2.15%	1-month LIBOR	2007	Long-term debt – BC
250 (326)	EUR	6.13%	Various	2008	Long-term debt – BC
220	USD	4.96%	Various	2008	Long-term debt – BC
200	USD	1.72% – 1.78%	1-month LIBOR	2006	Long-term debt – BC
200 (162)	CDN	6.35%	Various	2007	Long-term debt – BC
		Variable rate	Fixed rate		
89	USD	6-month LIBOR	6.61%	2014	Financial commitments
33	USD	1-month LIBOR	5.90%	2009	Aircraft financing – long-term
28	USD	1-month LIBOR	3.90%	2018	Aircraft financing – long-term
19	USD	1-month LIBOR + 5.24%	8.69%	2016	Aircraft financing – long-term
18	USD	1-month LIBOR	6.13%	2010	Aircraft financing – long-term
13	USD	1-month LIBOR	4.14%	2017	Aircraft financing – long-term
33 (62)	GBP	3-month LIBOR	5.62%	2013	Financial commitments
36	Other	CDOR, LIBOR or EUROLIBOR	5.19% – 7.97%	2006-2014	Aircraft financing – long-term
18	Other	CDOR or LIBOR	6.13% – 12.28%	2009-2012	Financial commitments

1 Notional amounts are expressed in the currency of origin, except for the categories "Other" that are expressed in U.S. dollars.

Cross-currency interest-rate swap agreements – Cross-currency interest-rate swap agreements were as follows as at January 31:

BUY CURRENCY	NOTIONAL AMOUNT	PAY CURRENCY	NOTIONAL AMOUNT	RECEIVE RATE	PAY RATE	MATURITY (FISCAL YEAR)	HEDGED ITEM
							2006
GBP	100	USD	164	6.75%	1-month LIBOR + 2.28%	2010	Long-term debt – BC
USD	164	EUR	124	1-month LIBOR + 2.28%	6-month EUROLIBOR + 2.40%	2010	Net foreign investment

20. FINANCIAL INSTRUMENTS (CONT'D)

							2005
BUY CURRENCY	NOMINAL AMOUNT	PAY CURRENCY	NOMINAL AMOUNT	RECEIVE RATE	PAY RATE	MATURITY (FISCAL YEAR)	HEDGED ITEM
EUR	250	USD	226	6.13%	1-month LIBOR + 1.31%	2008	Long-term debt – BC
GBP	300	USD	456	6.75%	1-month LIBOR + 1.61%	2010	Long-term debt – BC
USD	164	EUR	124	1-month LIBOR + 2.28%	6-month EUROLIBOR + 2.40%	2010	Net foreign investment

Interest-rate cap agreements – The notional amount of the interest-rate cap agreements was $340 million as at January 31, 2006 ($359 million as at January 31, 2005). The interest-rate cap strike rates compare to one-month LIBOR and vary between 1.95% and 5.70%. The notional amounts amortize monthly until fiscal year 2013 when the last outstanding agreement (notional amount of $233 million) terminates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments for which the carrying amount reported is different from the fair value was as follows as at January 31:

	2006		2005	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Loans and lease receivables[1]	**$1,263**	**$1,265**	$1,576	$1,569
Long-term debt – Bombardier	**2,722**	**2,561**	3,128	2,904
Long-term debt – BC	**2,025**	**2,028**	2,588	2,579
Derivative financial instruments:				
Forwards				
Favourable	**9**	**296**	30	261
Unfavourable	**(10)**	**(130)**	–	(127)
Interest-rate cap	**–**	**29**	–	26
Swaps[2]				
Favourable	**28**	**36**	211	299
Unfavourable	**–**	**(48)**	(11)	(30)

1 Included in Aircraft financing.
2 Includes interest-rate and cross-currency interest-rate swap agreements.

The fair values disclosed are based on information available to Management as at January 31, 2006 and 2005. The estimated fair value of certain financial instruments has been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair values of financial instruments have been established as follows:

Cash and cash equivalents, receivables and accounts payable and accrued liabilities – The carrying amounts reported on the consolidated balance sheets approximate the fair values.

20. FINANCIAL INSTRUMENTS (CONT'D)

Loans and lease receivables – The fair values of variable-rate loans and lease receivables that reprice frequently and have no significant change in credit risk approximate the carrying values. The fair values of fixed-rate loans and lease receivables are estimated based on discounted cash flow analyses, using discount rates applicable to financial assets with similar terms as those of the borrowers and similar credit quality.

Long-term debt – The fair values of long-term debt are estimated using public quotations or discounted cash flow analyses, based on current corresponding borrowing rates for similar types of borrowing arrangements.

Derivative financial instruments – The fair values generally reflect the estimated amounts that the Corporation would receive upon the settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting dates. Investment dealers' quotes from the Corporation's bankers are available for substantially all of the Corporation's derivative financial instruments.

CREDIT RISK

In addition to the credit risk described elsewhere in these Consolidated Financial Statements, the Corporation is subject to risks related to the off-balance sheet nature of derivative financial instruments, whereby counter-party failure would result in economic losses on favourable contracts. However, the counter-parties to these derivative financial instruments are investment grade financial institutions that the Corporation anticipates will satisfy their obligations under the contracts.

21. EMPLOYEE FUTURE BENEFITS

Defined benefit pension plans – The Corporation sponsors several Canadian and foreign-funded and unfunded defined benefit pension plans covering a majority of its employees. Defined benefits under salaried plans are generally based on salary and years of service. Some of the hourly plans provide benefits based on stated amounts for each year of service.

The most recent actuarial valuation for funding purposes of the Corporation's funded pension plans, excluding U.K. plans, was prepared with an effective date of December 31, 2004. The next actuarial valuation will be completed during the second and third quarters of fiscal year 2007 with an effective date of December 31, 2005. The most recent actuarial valuation dates for funding purposes of the U.K. plans range between December 2004 and June 2005. The next required actuarial valuation dates range between December 2007 and June 2008.

Defined contribution pension plans – The Corporation offers Canadian and foreign defined contribution pension plans covering a portion of its employees, mainly in Aerospace. Defined contributions are based on a percentage of salary.

Benefits other than pension – The Corporation provides post-employment and post-retirement benefit plans. These benefit plans essentially consist of self-insured long-term disability plans in Canada and post-retirement health care coverage and life insurance benefits, mainly in Canada and in the U.S.

The following table provides the accrued benefit assets (liabilities) recognized in the consolidated balance sheets as at January 31:

Amounts recognized		2006			2005	
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Accrued benefit assets						
Pension plans	**$ 293**	**$ 91**	**$ 384**	$ 235	$ 118	$ 353
Accrued benefit liabilities						
Pension plans	**(56)**	**(539)**	**(595)**	(55)	(585)	(640)
Benefits other than pension	**(233)**	**(49)**	**(282)**	(209)	(48)	(257)
	$(289)	**$(588)**	**$(877)**	$(264)	$(633)	$(897)

21. EMPLOYEE FUTURE BENEFITS (CONT'D)

DEFINED BENEFIT PENSION PLANS

The significant actuarial assumptions adopted to determine the projected benefit obligation and benefit cost were as follows (weighted-average assumptions as at the December-31 measurement date preceding the fiscal year end):

Actuarial assumptions			2006			2005
(IN PERCENTAGE)	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Projected benefit obligation						
Discount rate	**5.00**	**4.61**	**4.77**	6.00	5.06	5.39
Rate of compensation increase	**3.25**	**3.53**	**3.43**	3.50	3.61	3.57
Benefit cost						
Discount rate	**6.00**	**5.06**	**5.39**	6.00	5.37	5.59
Expected long-term rate of return on plan assets	**7.12**	**7.26**	**7.20**	7.14	7.59	7.40
Rate of compensation increase	**3.50**	**3.61**	**3.57**	4.00	3.85	3.90

The following tables present the changes in the projected benefit obligation and fair value of plan assets for the 12-month period ended December 31, and their allocation by major countries as at the December-31 measurement date preceding the fiscal year end:

Projected benefit obligation			2006			2005
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Obligation at beginning of period	**$1,843**	**$3,404**	**$5,247**	$1,637	$3,087	$4,724
Current service cost	**60**	**106**	**166**	61	98	159
Interest cost	**112**	**171**	**283**	105	173	278
Plan participants' contributions	**21**	**28**	**49**	21	28	49
Plan amendments	**11**	**(3)**	**8**	10	3	13
Actuarial loss (gain)	**289**	**338**	**627**	(32)	30	(2)
Benefits paid	**(88)**	**(107)**	**(195)**	(80)	(105)	(185)
Curtailment	**–**	**(10)**	**(10)**	(2)	(16)	(18)
Settlement	**–**	**(10)**	**(10)**	–	(9)	(9)
Special termination benefits	**–**	**–**	**–**	2	–	2
Effect of exchange rate changes	**186**	**(184)**	**2**	121	115	236
Obligation at end of period	**$2,434**	**$3,733**	**$6,167**	$1,843	$3,404	$5,247

	2006	2005
U.K.	**$2,530**	$2,218
Canada	**2,434**	1,843
U.S.A.	**445**	386
Germany	**382**	401
Switzerland	**220**	235
Other	**156**	164
	$6,167	$5,247

Plan assets			2006			2005
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Fair value at beginning of period	$ 1,402	$ 1,919	$ 3,321	$ 1,111	$ 1,501	$ 2,612
Actual return on plan assets	159	228	387	83	153	236
Employer contributions	153	174	327	181	293	474
Plan participants' contributions	21	28	49	21	28	49
Benefits paid	(88)	(107)	(195)	(80)	(105)	(185)
Settlement	–	(10)	(10)	(2)	(10)	(12)
Other	–	–	–	–	(1)	(1)
Effect of exchange rate changes	136	(99)	37	88	60	148
Fair value at end of period	$ 1,783	$ 2,133	$ 3,916	$ 1,402	$ 1,919	$ 3,321

	2006	2005
Canada	$ 1,783	$ 1,402
U.K.	1,664	1,513
U.S.A.	291	222
Switzerland	154	160
Other	24	24
	$ 3,916	$ 3,321

The reconciliation of the funded status of the pension plans to the amounts recorded on the consolidated balance sheets was as follows as at January 31:

Funded status			2006			2005
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Fair value of plan assets	$ 1,783	$ 2,133	$ 3,916	$ 1,402	$ 1,919	$ 3,321
Projected benefit obligation	(2,434)	(3,733)	(6,167)	(1,843)	(3,404)	(5,247)
Funded status – deficit	(651)	(1,600)	(2,251)	(441)	(1,485)	(1,926)
Unamortized net actuarial loss	812	1,145	1,957	556	1,014	1,570
Unamortized past service costs	64	(1)	63	57	(7)	50
Contributions paid in January	12	8	20	8	11	19
Accrued benefit assets (liabilities)	$ 237	$ (448)	$ (211)	$ 180	$ (467)	$ (287)

21. EMPLOYEE FUTURE BENEFITS (CONT'D)

Included in the above table are plans with projected benefit obligation in excess of plan assets as follows:

Projected benefit obligation in excess of plan assets		**2006**				2005
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Fair value of plan assets	**$ 1,300**	**$ 1,976**	**$ 3,276**	$ 1,014	$ 1,719	2,733
Projected benefit obligation	**(1,996)**	**(3,603)**	**(5,599)**	(1,490)	(3,230)	(4,720)
	$ (696)	**$ (1,627)**	**$ (2,323)**	$ (476)	$ (1,511)	$ (1,987)

Plan assets are held in trust and their weighted-average allocations were as follows as at the December 31 measurement date:

Plan assets (IN PERCENTAGE)	TARGET ALLOCATION	ACTUAL ALLOCATION	
ASSET CATEGORY	2007	**2006**	2005
Cash and cash equivalents	3	**4**	3
Publicly-traded equity securities	60	**62**	57
Publicly-traded fixed income securities	37	**34**	37
Privately-held equity securities and other	–	**–**	3

As at December 31, 2005 and 2004, the publicly-traded equity securities did not include any of the Corporation's shares.

21. EMPLOYEE FUTURE BENEFITS (CONT'D)

The following table provides the components of the benefit cost for fiscal years:

Benefit cost			2006			2005
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Current service cost	$ 60	$ 106	$ 166	$ 61	$ 98	$ 159
Interest cost	112	171	283	105	173	278
Actual return on plan assets	(159)	(228)	(387)	(83)	(153)	(236)
Actuarial loss (gain)	289	338	627	(32)	30	(2)
Plan amendments	11	(3)	8	10	3	13
Curtailment loss (gain)	-	(6)	(6)	1	(15)	(14)
Settlement loss	-	-	-	2	-	2
Special termination benefits	-	-	-	2	-	2
Other	-	1	1	-	1	1
Benefit cost before adjustments to recognize the long-term nature of the plans	313	379	692	66	137	203
Difference between actual and expected return on plan assets	56	94	150	(12)	16	4
Difference between actual actuarial loss (gain) and the amount recognized	(265)	(288)	(553)	53	18	71
Amortization of past service costs	(5)	3	(2)	(6)	(2)	(8)
Benefit cost recognized	$ 99	$ 188	$ 287	$101	$ 169	$ 270

DEFINED CONTRIBUTION PENSION PLANS

Cash contributions to the defined contribution pension plans, which correspond to the benefit cost recognized, amounted to $26 million for fiscal year 2006 ($27 million for fiscal year 2005).

BENEFITS OTHER THAN PENSION

The significant actuarial assumptions used to determine the projected benefit obligation and benefit cost were as follows (weighted-average assumptions as at the December-31 measurement date preceding the fiscal year end):

Actuarial assumptions			2006			2005
(IN PERCENTAGE)	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Projected benefit obligation						
Discount rate	5.00	5.32	5.04	6.00	5.75	5.96
Rate of compensation increase	3.25	3.92	3.43	3.50	4.00	3.64
Benefit cost						
Discount rate	6.00	5.75	5.96	6.00	5.90	5.98
Rate of compensation increase	3.50	4.00	3.64	4.00	4.00	4.00

21. EMPLOYEE FUTURE BENEFITS (CONT'D)

As at December 31, 2005, the health care cost trend rate, which is a weighted-average annual rate of increase in the per capita cost of covered health and dental care benefits, is assumed to be 9.5% and to decrease to 5.5% by fiscal year 2010 and then remain at that level for all participants. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% INCREASE	1% DECREASE
Effect on projected benefit obligation	$ 40	$ (35)
Effect on benefit cost recognized	$ 4	$ (3)

The following table presents the changes in the projected benefit obligation for the 12-month period ended December 31, and its allocation by major countries as at the December-31 measurement date preceding the fiscal year end:

Projected benefit obligation			**2006**			2005
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Obligation at beginning of period	**$270**	**$58**	**$328**	$228	$51	$279
Current service cost	**9**	**2**	**11**	9	2	11
Interest cost	**15**	**3**	**18**	14	3	17
Plan amendments	**(1)**	**-**	**(1)**	–	–	–
Actuarial loss	**53**	**1**	**54**	16	4	20
Benefits paid	**(13)**	**(3)**	**(16)**	(13)	(4)	(17)
Curtailment gain	**-**	**(1)**	**(1)**	–	(4)	(4)
Effect of exchange rate changes	**28**	**(1)**	**27**	16	6	22
Obligation at end of period	**$361**	**$59**	**$420**	$270	$58	$328
Canada			**$361**			$270
U.S.A.			**40**			39
U.K.			**12**			12
Other			**7**			7
			$420			$328

21. EMPLOYEE FUTURE BENEFITS (CONT'D)

The reconciliation of the funded status of the benefit plans other than pensions to the amounts recorded on the consolidated balance sheets was as follows for fiscal years:

Funded status			2006			2005
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Deficit	**$ (361)**	**$(59)**	**$ (420)**	$ (270)	$(58)	$ (328)
Unamortized net actuarial loss	**129**	**10**	**139**	61	10	71
Unamortized past service costs	**(2)**	**–**	**(2)**	(1)	–	(1)
Benefits paid in January	**1**	**–**	**1**	1	–	1
Accrued benefit liabilities	**$ (233)**	**$(49)**	**$ (282)**	$ (209)	$(48)	$ (257)

The following table provides the components of the benefit cost for fiscal years:

Benefit cost			2006			2005
	CANADA	FOREIGN	TOTAL	CANADA	FOREIGN	TOTAL
Current service cost	**$ 9**	**$ 2**	**$ 11**	$ 9	$ 2	$ 11
Interest cost	**15**	**3**	**18**	14	3	17
Actuarial loss	**53**	**1**	**54**	14	4	18
Plan amendments	**(1)**	**–**	**(1)**	–	–	–
Curtailment gain	**–**	**(1)**	**(1)**	–	(2)	(2)
Benefit cost before adjustments to recognize the long-term nature of the plans	**76**	**5**	**81**	37	7	44
Difference between actual actuarial loss for the year and the amount recognized	**(39)**	**–**	**(39)**	(9)	(4)	(13)
Amortization of past service costs	**1**	**–**	**1**	–	–	–
Benefit cost recognized	**$ 38**	**$ 5**	**$ 43**	$ 28	$ 3	$ 31

22. COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies described elsewhere in these Consolidated Financial Statements, the Corporation is subject to other off-balance sheet risks. The table below presents the maximum potential exposure for each major group of exposure as at January 31. The maximum potential exposure does not reflect payments expected to be made by the Corporation.

22. COMMITMENTS AND CONTINGENCIES (CONT'D)

Certain of these off-balance sheet risks are also included in note 23 – Variable interest entities.

	2006		2005	
	MAXIMUM POTENTIAL EXPOSURE	PROVISIONS AND LIABILITIES[1]	MAXIMUM POTENTIAL EXPOSURE	PROVISIONS AND LIABILITIES[1]
Aircraft sales				
Credit (a)	**$ 1,409**		$ 1,074	
Residual value (a)	**2,565**		2,481	
Mutually exclusive exposure[2]	**(892)**		(811)	
Total credit and residual value exposure	**$ 3,082**	**$ 952**	$ 2,744	$ 817
Trade-in options (b)	**1,230**	**12**	1,470	24
Fractional ownership put options (c)	**1**	**–**	21	5
Other[3]				
Credit and residual value (e)	**170**	**–**	181	–
Repurchase obligations (f)	**165**	**70**	175	61
Performance guarantees (g)	**938**	**–**	1,031	–

1 Included in accounts payable and accrued liabilities.
2 Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, the guarantees must not be added together to calculate the combined maximum exposure for the Corporation.
3 In addition, the Corporation has also provided other guarantees (see section h).

The Corporation's maximum exposure in connection with credit and residual value guarantees related to sale of aircraft represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other assets available to mitigate the Corporation's exposure under these guarantees. The provisions for anticipated losses have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of the aircraft, which is based on independent third party evaluations, the anticipated proceeds from other assets covering such exposures, as well as liabilities available to mitigate the exposures. The anticipated proceeds from the collaterals are expected to cover the Corporation's total credit and residual value exposure, after taking into account the provisions and liabilities.

AIRCRAFT SALES

a) Credit guarantees and residual value guarantees – The Corporation provides credit guarantees in the form of lease and loan payments guarantees, as well as services related to the remarketing of aircraft. These guarantees, which are mainly issued for the benefit of providers of financing to customers, mature in different periods up to 2025. Substantially all financial support involving potential credit risk lies with commercial airline customers. The credit risk relating to three commercial airline customers accounted for 61% of the total maximum credit risk as at January 31, 2006. In most circumstances, a claim under a credit guarantee may be made only upon sale of the underlying aircraft to a third party.

In addition, the Corporation provides guarantees for the residual value of aircraft at the expiry date of certain financing and lease agreements. The guarantee provides for a contractually limited payment to the guaranteed party, which is typically a percentage of the first loss from a guaranteed value. In most circumstances, a claim under a residual value guarantee may be made upon resale of the underlying aircraft to a third party.

22. COMMITMENTS AND CONTINGENCIES (CONT'D)

The following table summarizes the outstanding residual value guarantees as at January 31, 2006, and the period in which they can be exercised:

Less than 1 year	$ 25
From 1 to 5 years	157
From 6 to 10 years	573
From 11 to 15 years	984
Thereafter	826
	$2,565

b) Trade-in options – In connection with the sale of new aircraft, the Corporation provides, from time to time, trade-in options to customers. These options allow customers to trade in their pre-owned aircraft at a predetermined amount and during a predetermined period, conditional upon purchase of a new aircraft.

The Corporation's commitment to purchase pre-owned aircraft, as at the earliest exercise date, was as follows as at January 31, 2006:

Less than 1 year	$ 873
From 1 to 3 years	141
From 4 to 5 years	181
Thereafter	35
	$1,230

The Corporation reviews its trade-in aircraft purchase commitments relative to the aircraft's anticipated fair value and records anticipated losses as a charge to income. Fair value is determined using both internal and external aircraft valuations, including information developed from the sale of similar aircraft in the secondary market. Provisions relating to anticipated losses on trade-in options amounted to $11 million as at January 31, 2006 ($18 million as at January 31, 2005). These provisions were based on the likelihood that these options will be exercised. In addition, a provision related to trade-in commitments in connection with firm orders for new aircraft amounted to $1 million as at January 31, 2006 ($6 million as at January 31, 2005).

c) Fractional ownership put options – Under the North American *Flexjet* Fractional ownership program, certain customers can trade in their fractional shares of aircraft at predetermined amounts for fractional shares of a larger model at predetermined amounts. The total commitment to repurchase fractional shares of aircraft, in exchange for fractional shares of a larger model, was $1 million as at January 31, 2006 ($21 million as at January 31, 2005). Provisions relating to anticipated losses based on the likelihood that these options will be exercised amounted to nil as at January 31, 2006 ($5 million as at January 31, 2005).

In addition, the Corporation provides customers with an option to sell back their fractional shares of the aircraft at estimated fair value within a predetermined period from the date of purchase. The Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $573 million as at January 31, 2006 ($527 million as at January 31, 2005). Since the purchase price is established at the estimated fair value of the fractional shares at the time the option is exercised, the Corporation is not exposed to off-balance sheet risk in connection with these options.

d) Financing commitments – The Corporation has committed to provide financing in relation to the future sale of aircraft scheduled for delivery through fiscal year 2010 and in connection with a $296 million off-balance sheet financing facility, which, net of third party financing already arranged, amounted to $2.2 billion as at January 31, 2006. The Corporation mitigates its exposure to interest and credit risks by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment and by entering into interest-rate cap agreements.

22. COMMITMENTS AND CONTINGENCIES (CONT'D)

OTHER GUARANTEES

e) Credit and residual value guarantees – In connection with the sale of certain transportation rail equipment, Bombardier has provided a credit guarantee of lease payment amounting to $46 million as at January 31, 2006 ($45 million as at January 31, 2005). This guarantee matures in fiscal year 2026 and relates to one customer. In addition, at the expiry date of certain financing and other agreements, the Corporation provides residual value guarantees amounting to $124 million as at January 31, 2006 ($136 million as at January 31, 2005), mostly in Transportation. These guarantees are mainly exercisable in 2012.

f) Repurchase obligations – The Corporation has provided certain financing providers in Transportation the right, under certain conditions, to sell back equipment to the Corporation at predetermined prices. An amount of $165 million as at January 31, 2006 ($175 million as at January 31, 2005) relates to two agreements whereby the Corporation may be required, beginning in fiscal year 2009, upon customer default on payments to the financing providers, to repurchase the equipment. In addition, on three separate dates, beginning in fiscal year 2009, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in cash collateral accounts by the customer, which, together with accumulated interest, are expected to entirely cover the Corporation's exposure. A provision for repurchase obligations amounting to $70 million is included in accounts payable and accrued liabilities as at January 31, 2006 ($61 million as at January 31, 2005).

g) Performance guarantees – In certain projects carried out through consortia or other partnership vehicles in Transportation, all partners are jointly and severally liable to the customer. In the normal course of business under such joint and several obligations, or under performance guarantees that may be issued in relation thereto, each partner is generally liable to the customer for a default by the other partner. These projects normally provide counter indemnities among the partners. These obligations and guarantees typically extend until final product acceptance by the customer. The Corporation's maximum exposure to projects for which the exposure of the Corporation is capped amounted to approximately $178 million as at January 31, 2006 ($228 million as at January 31, 2005). For projects for which the exposure of the Corporation is not capped, such exposure has been determined in relation to the Corporation's partners' share of the total contract value. Under this methodology, the Corporation's exposure would amount to approximately $760 million as at January 31, 2006 ($803 million as at January 31, 2005). Such joint and several obligations and guarantees have been rarely called upon in the past, and no significant liability has been recognized in the Consolidated Financial Statements in connection with these obligations and guarantees.

h) Other – In the normal course of its business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and therefore, it is not possible to estimate the Corporation's maximum liability under these indemnities.

SALE AND LEASEBACK

The Corporation concluded third party sale and leaseback transactions mostly relating to freight cars, a discontinued operation (see Note 1 – Discontinued operations and assets held for sale), and pre-owned aircraft.

Details of minimum lease payments for the next five fiscal years and thereafter are as follows:

	RENTAL PAYMENTS	RESIDUAL VALUE GUARANTEES	TOTAL
2007	$ 73	$ –	$ 73
2008	74	43	117
2009	63	–	63
2010	67	–	67
2011	73	–	73
Thereafter	672	–	672
	$1,022	$43	$1,065

22. COMMITMENTS AND CONTINGENCIES (CONT'D)

Minimum lease payments include $978 million for freight cars, $45 million for pre-owned aircraft and $42 million for other equipment.

Expected minimum sub-lease rentals from operators and the net benefit of the estimated resale value of the equipment approximate the amount of minimum lease payments.

Rent expense related to sale and leaseback arrangements was $83 million for fiscal year 2006 ($89 million for fiscal year 2005).

OPERATING LEASES

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations on the sale of new aircraft. The related minimum lease payments for the next five fiscal years and thereafter are as follows:

	BUILDINGS AND EQUIPMENT	AIRCRAFT	RESIDUAL VALUE GUARANTEES	TOTAL
2007	$ 92	$ 37	$ –	$129
2008	62	27	–	89
2009	59	22	–	81
2010	42	15	–	57
2011	38	10	–	48
Thereafter	207	12	63	282
	$500	$123	$63	$686

Rent expense related to operating leases was $165 million for fiscal year 2006 ($178 million for fiscal year 2005).

OTHER COMMITMENTS

The Corporation has commitments under agreements to outsource a significant portion of its information technology function in Aerospace and Transportation as well as the logistics for the centrally located spare parts warehouses in Aerospace. The related minimum payments for the next five fiscal years and thereafter are as follows:

2007	$189
2008	176
2009	156
2010	137
2011	24
Thereafter	52
	$734

The Corporation receives government financial support from various levels of government, related to the development of aircraft. Certain financial support programs require the Corporation to pay amounts to governments, at the time of the delivery of products, contingent on a minimum agreed-upon level of related product sales being achieved. If the minimum agreed-upon level is not reached, no amount is payable to governments. The Corporation records the amount payable to governments at the time the product giving rise to such payment is delivered. The contingently repayable government support (undiscounted) mostly based on future deliveries of aircraft, amounted to $535 million as at January 31, 2006. The amount repayable based solely on the total of the remaining accounting aircraft program quantities was $226 million as at January 31, 2006.

LITIGATIONS

On February 7, 2005, the Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the U.S. district court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A, due January 15, 2030. On April 15, 2005, the plaintiffs filed an amended complaint, such amendments include the inclusion of all open market purchasers of BCMSC's Senior/Subordinated Pass-Through Certificates, Series 1998-A, Series 1998-B, Series 1998-C, Series 1999-A, Series 1999-B, Series 2000-A and Series 2000-B as part of the putative class. While the Corporation cannot predict the outcome of any legal proceedings, based on information currently available, the Corporation believes that it has strong defences and it intends to vigorously defend its position.

The Corporation is also a defendant in certain legal proceedings currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters.

While the Corporation cannot predict the final outcome of legal proceedings that were pending as at January 31, 2006, based on information currently available, Management believes that the resolution of these legal proceedings will not have a material adverse effect on its financial position.

23. VARIABLE INTEREST ENTITIES

The following table summarizes by segment the significant VIEs in which the Corporation has a variable interest as at January 31:

	2006		2005	
	ASSETS	LIABILITIES	ASSETS	LIABILITIES
Aerospace				
Financing structures related to the sale of regional aircraft[1]	$ 6,946	$4,106	$ 5,306	$ 2,871
Sale of rights under manufacturing contracts	–	–	166	154
Sale and leaseback structure	15	15	16	16
Transportation				
Partnership arrangements	4,805	4,326	4,352	4,035
Sale support guarantee	529	523	663	662
Cash collateral accounts	70	70	61	61
	12,365	9,040	10,564	7,799
Less assets and liabilities of consolidated VIEs:				
Financing structures related to the sale of regional aircraft	67	65	78	76
Sale of rights under manufacturing contracts	–	–	166	154
Sale and leaseback structure	15	15	16	16
Cash collateral accounts	70	70	61	61
	152	150	321	307
Assets and liabilities of non-consolidated VIEs	$12,213	$8,890	$10,243	$ 7,492

1 Increase in fiscal year 2006, mainly relates to the closing of the RASPRO facility, a $1.7-billion securitization transaction related to the sale of 70 regional aircraft.

23. VARIABLE INTEREST ENTITIES (CONT'D)

The liabilities recognized as a result of consolidating certain VIEs do not represent additional claims on the Corporation's general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating certain VIEs do not represent additional assets that could be used to satisfy claims against the Corporation's general assets. The consolidation of debt resulting from the application of AcG-15 is excluded from the computation of the Corporation's debt covenant ratio for structures existing prior to May 1, 2004. All consolidated debt is related to structures existing prior to May 1, 2004. Additionally, the consolidation of VIEs did not result in any change in the underlying tax, legal or credit exposure of the Corporation.

AEROSPACE

Financing structures related to the sale of regional aircraft – The Corporation has provided credit and/or residual value guarantees to certain special purpose entities ("SPEs") created solely i) to purchase regional aircraft from the Corporation and to lease these aircraft to airline companies and ii) to purchase financial assets related to the sale of regional aircraft.

Typically, these SPEs are financed by third party long-term debt and by third party equity investors who benefit from tax incentives. The aircraft serve as collateral for the SPEs' long-term debt. The Corporation's variable interests in these SPEs are in the form of credit and residual value guarantees and residual interests. The Corporation also provides administrative services to certain of these SPEs in return for a market fee.

The Corporation concluded that most SPEs are VIEs, and the Corporation is the primary beneficiary for only two of them, which were consolidated. For all other SPEs, consolidation is not appropriate under AcG-15. For purposes of determining whether the Corporation is the primary beneficiary, certain financing structures related to the sale of regional aircraft were grouped together when they had common characteristics, such as same customer, aircraft type, lease terms and financial support. The Corporation's maximum potential exposure relating to the non-consolidated SPEs was $2.1 billion, of which $551 million of provisions and liabilities were available to cover the Corporation's exposure as at January 31, 2006 ($1.6 billion and $295 million respectively as at January 31, 2005). The Corporation's maximum exposure under these guarantees is presented in note 22 – Commitments and contingencies.

RASPRO facility – In September 2005, a $1.7-billion securitization transaction was completed to provide permanent financing in the form of long-term leases for 70 regional aircraft. In connection with this transaction, the Corporation has provided certain credit enhancements and has acquired a subordinated beneficial interest. In addition, the Corporation provides administrative services in return for market fees. Of the $1.7-billion gross proceeds, approximately $500 million was used to pay third parties under off-balance sheet interim financing structures. After giving effect to the payment of expenses and other payments, the Corporation received approximately $1.0 billion for the assets transferred.

After the closing of the securitization, it was discovered that the cash flows of the RASPRO structure would be different than anticipated. As of March 28, 2006, the Corporation and its structuring agent, Wachovia Capital Markets, LLC, are considering ways to adjust the cash flows of RASPRO. Various solutions are being considered, including the involvement of various parties, and these solutions could involve, in part, the Corporation purchasing assets for cash or providing other consideration, the implementation of which would not have a material adverse effect on the Corporation. Holders of the RASPRO securities benefit from various third party guarantees.

RASPRO is subject to the consolidation rules applicable to VIEs, which require variable interest holders to reassess the appropriateness of consolidation when certain events take place. The contemplated adjustments to the RASPRO cash flows would be a reconsideration event under the VIE rules and, the Corporation being a variable interest holder, an assessment of whether or not this entity should be consolidated by the Corporation will be performed if and when the adjustments to the cash flows are adopted.

Sale of rights under manufacturing contracts – In 1995, the Corporation entered into an agreement with LR Jet Corporation ("LR Jet"), a company created for the sole purpose of purchasing, on a revolving basis, rights under certain aircraft manufacturing contracts from the Corporation. The purchase price was essentially financed by long-term debt issued to third party investors. The Corporation concluded that LR Jet is a VIE and the Corporation is the primary beneficiary; accordingly, LR Jet was consolidated. As of January 31, 2006, the long-term debt of LR Jet has been repaid in full.

TRANSPORTATION

Partnership arrangements – The Corporation entered into partnership arrangements to provide manufactured rail equipment and civil engineering work as well as related long-term services, such as the operation and maintenance of rail equipment.

The Corporation's involvement with entities created in connection with these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing, selling and long-term service contracts. The Corporation concluded that certain of these entities are VIEs, but the Corporation is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Corporation continues to account for these investments under the equity method, recording its share of the net income or loss based upon the terms of the partnership arrangement. As at January 31, 2006 and 2005, the Corporation's maximum off-balance sheet exposure to loss related to these non consolidated VIEs, other than from its contractual obligations, was not material.

As at January 31, 2006 and 2005, the Corporation had the following involvement with significant partnership arrangements which qualify as VIEs:

- In April 2003, Metronet Rail BCV Holdings Ltd. and Metronet Rail SSL Holdings Ltd. (together "Metronet"), in which the Corporation has a 20% equity interest, were awarded contracts for the renewal, modernization and maintenance of two of the London Underground's infrastructure projects. As part of its involvement with Metronet, the Corporation was awarded firm supply contracts to provide metro cars, signalling, maintenance and management services to Metronet.
- The Corporation has a 20% equity interest in Consorzio Treno Veloce Italiano ("TREVI"), an entity which was awarded, starting in May 1992, a series of contracts, including the supply of ETR 500 locomotives and railcars as well as their maintenance and refurbishment, for which the Corporation was selected as a sub-supplier to TREVI.
- In May 2004, Arrow Light Rail Holdings Ltd. and Arrow Light Rail Ltd. (together "Arrow"), in which the Corporation has a 12.5% equity interest, were awarded contracts for the design, manufacture, operation and maintenance of the Nottingham Express Transit Line One System located in the U.K. As part of its involvement with Arrow, the Corporation was awarded the operation and maintenance service contract.
- In June 2004, Yong-In LRT Co., Ltd ("Yong In"), in which the Corporation has a 26% interest, was established to build and operate a light rail system in the city of Yong-In, South Korea. As part of its involvement with Yong-In, the Corporation is responsible for project management, system integration, mobilization and test running, and providing vehicles and other equipment.

Sale support guarantee – In August 1998, the Corporation provided residual value guarantees on diesel electric multiple unit trains sold to Lombard Leasing Contracts Limited ("Lombard"). Under an operating lease structure, Lombard leases the trains to a third party operator. The Corporation concluded that Lombard is a VIE, but the Corporation is not the primary beneficiary; accordingly, this entity has not been consolidated. The Corporation's maximum exposure as a result of its involvement with Lombard is limited to its residual value guarantees for an amount of $124 million as at January 31, 2006 ($135 million as at January 31, 2005). The Corporation's maximum exposure under these guarantees is presented in note 22 – Commitments and contingencies.

Cash collateral accounts – In connection with the sale of rail equipment by Adtranz prior to its acquisition by the Corporation in May 2001, the purchasers have been provided with the right, under certain conditions, to sell back the equipment to the Corporation at predetermined prices on three separate dates, beginning in fiscal year 2009. In addition, the Corporation may be required, beginning in fiscal year 2009, upon customer default on payments to the financing providers, to repurchase the equipment.

As a result of this commitment, Fabian Investments Limited and Lineal Investments Limited were created and cash was deposited in a cash collateral account by the lessee of the equipment. This cash, together with accumulated interest, is expected to entirely cover the Corporation's exposure. The Corporation concluded that these SPEs are VIEs and the Corporation is their primary beneficiary; accordingly, these SPEs were consolidated. Their assets, consisting of restricted cash, are presented in Other assets, and their liabilities, consisting of a provision for repurchase obligations, are presented in Accounts payable and accrued liabilities on the Corporation's consolidated balance sheets.

24. RECLASSIFICATION

Certain of the comparative figures have been reclassified (see Basis of presentation) to conform to the presentation adopted in fiscal year 2006.



25. SEGMENT DISCLOSURE

Effective the fourth quarter of fiscal year 2006, the operations of BC ceased to be reported as a distinct segment since they no longer meet the accounting definition of a reportable segment following an internal reorganization for purposes of decision making and performance assessment. This internal reorganization was triggered by the size and nature of BC's remaining operations.

BC's remaining portfolios, mainly related to interim and long-term financing of regional aircraft and the business aircraft lending operations, are now managed by Aerospace and, consequently, all revenues and expenses included in earnings (loss) before financing income and expense and income taxes ("EBIT") are part of the results of operations of this segment. In addition, certain financing costs were reclassified from Aerospace's cost of sales to Financing expense. Comparative figures of Aerospace have been reclassified accordingly. See Basis of presentation for further information.

As a result of these changes, the Corporation now has two reportable segments: Aerospace and Transportation. Each reportable segment offers different products and services and requires different technology and marketing strategies.

Aerospace	Transportation
Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the *Flexjet* Fractional ownership and hourly flight time entitlement programs, parts logistics, technical services, aircraft maintenance and pilot training.	Transportation is the global leader in the rail equipment manufacturing and servicing industry and offers a full range of passenger railcars, locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment, as well as complete rail transportation systems and rail control solutions. Transportation is also a provider of maintenance services.

The accounting policies of the segments are the same as those described in the Summary of significant accounting policies.

Management assesses the segment performance of its manufacturing segments based on EBIT.

Corporate charges are allocated to segments mostly based on each segment's revenues. Intersegment transactions are carried out in the normal course of business and are measured at the exchange value, which is the consideration determined and accepted by the related segments.

Net segmented assets exclude cash and cash equivalents, deferred income taxes and assets held for sale, and are net of accounts payable and accrued liabilities (excluding income taxes and interest payable), advances and progress billings in excess of related costs, fractional ownership deferred revenues and accrued benefit liabilities.

The tables containing the detailed segmented information are shown hereafter.

25. SEGMENT DISCLOSURE (CONT'D)

SEGMENTED INFORMATION

INDUSTRY SEGMENTS		BOMBARDIER INC. CONSOLIDATED		AEROSPACE		TRANSPORTATION	
	NOTES	2006	2005	2006	2005	2006	2005
			(RESTATED - NOTE 1)		(RESTATED - NOTE 1)		
External revenues							
Manufacturing		$10,708	$11,526	$ 6,352	$ 5,904	$ 4,356	$5,622
Services		2,537	2,386	1,208	1,116	1,329	1,270
Other		1,481	1,634	527	960	954	674
		14,726	15,546	8,087	7,980	6,639	7,566
Intersegment revenues		–	–	–	–	14	18
Segmented revenues		14,726	15,546	8,087	7,980	6,653	7,584
Cost of sales		12,719	13,754	6,925	6,922	5,808	6,850
Selling, general and administrative		842	859	398	382	444	477
Research and development		175	148	92	62	83	86
Amortization		545	549	406	411	139	138
Special items	14	88	172	–	–	88	172
		14,369	15,482	7,821	7,777	6,562	7,723
Income (loss) from continuing operations before financing income and expense, and income taxes		$ 357	$ 64	$ 266	$ 203	$ 91	$ (139)
Net segmented assets		$ 3,637	$ 4,352	$ 3,205	$ 4,115	$ 432	$ 237
Liabilities allocated to segments:							
Accounts payable and accrued liabilities[1]		6,645	6,911				
Advances and progress billings in excess of related costs		2,191	2,359				
Fractional ownership deferred revenues		325	163				
Accrued benefit liabilities		877	897				
Assets not allocated to segments:							
Cash and cash equivalents		2,917	2,344				
Deferred income tax asset		653	522				
Assets held for sale		237	2,582				
Total consolidated assets		$17,482	$20,130				
Additions to property, plant and equipment		$ 329	$ 305	$ 228	$ 208	$ 101	$ 97

1 Excluding interest and income taxes payable amounting to $130 million and $91 million respectively as at January 31, 2006 ($113 million and $61 million as at January 31, 2005) which are not allocated to segments.

GEOGRAPHIC INFORMATION	REVENUES[1]		PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE ASSETS AND GOODWILL[2]	
	2006	2005	2006	2005
United States	$ 5,810	$ 6,291	$ 391	$ 362
United Kingdom	1,573	2,167	714	723
Germany	1,529	1,585	1,287	1,423
Canada	825	458	1,975	2,222
France	707	541	34	35
Italy	387	391	127	138
Spain	346	407	8	9
Switzerland	250	609	279	303
Netherlands	245	323	–	–
Japan	219	100	–	–
Sweden	205	331	428	487
China	196	265	16	19
Austria	174	375	5	11
Portugal	76	100	9	9
Other – Europe	565	675	88	204
Other – Americas	649	383	10	9
Other – Asia	586	141	2	2
Other – Pacific	313	216	7	7
Other	71	188	–	1
	$14,726	$15,546	$5,380	$5,964

1 Revenues are attributed to countries based on the location of the customer.
2 Property, plant and equipment and intangible assets are attributed to countries based on the location of the assets. Goodwill is attributed to countries based on the Corporation's allocation of the purchase price.

MAIN BUSINESS LOCATIONS

BOMBARDIER INC.

BOMBARDIER INC.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1Y8
Telephone: +1 514 861-9481
Fax: +1 514 861-7053

BOMBARDIER INC.
Real Estate Services
2505 des Nations Street
Suite 200
Saint-Laurent, Québec
Canada H4R 3C8
Telephone: +1 514 335-9511
Fax: +1 514 335-7007

BOMBARDIER CAPITAL INC.
12735 Gran Bay Parkway West
Suite 1000
Jacksonville, Florida 32258
United States
Telephone: +1 904 288-1000
Fax: +1 904 288-1920

BOMBARDIER CAPITAL LTD.
800 René-Lévesque Blvd. West
Montréal, Québec
Canada H3B 1Y8
Telephone: +1 514 861-9481
Fax: +1 514 861-7053

BOMBARDIER AEROSPACE

BOMBARDIER AEROSPACE
Headquarters
400 Côte-Vertu Road West
Dorval, Québec
Canada H4S 1Y9
Telephone: +1 514 855-5000
Fax: +1 514 855-7401

BOMBARDIER AEROSPACE
Toronto site
123 Garratt Blvd.
Downsview, Ontario
Canada M3K 1Y5
Telephone: +1 416 633-7310
Fax: +1 416 375-4546

BOMBARDIER AEROSPACE
Learjet Inc.
One Learjet Way
Wichita, Kansas 67209
United States
Telephone: +1 316 946-2000
Fax: +1 316 946-2220

BOMBARDIER AEROSPACE
Short Brothers plc
Airport Road, Belfast BT3 9DZ
Northern Ireland
Telephone: +44 2890 458 444
Fax: +44 2890 733 396

BOMBARDIER AEROSPACE
Military Aviation Training
12655 Henri-Fabre Blvd, 3rd floor
Montréal-Mirabel International Airport
Mirabel, Québec
Canada J7N 1E1
Telephone: +1 450 476-7450
Fax: +1 450 476-0029

BOMBARDIER AEROSPACE
Amphibious Aircraft
3400 Douglas-B. Floréani
Saint-Laurent, Québec
Canada H4S 1V2
Telephone: +1 514 855-5000
Fax: +1 514 855-7604

BOMBARDIER AEROSPACE
Flexjet
3400 Waterview Parkway
Suite 400
Richardson, Texas 75080
United States
Telephone: +1 800 353-9538
(toll-free, North America only)
Fax: +1 972 720-2435

BOMBARDIER AEROSPACE
Bombardier Skyjet
International Ltd – Europe
Farnborough Airport
Farnborough
Hampshire GU14 6XA
United Kingdom
Telephone: +44 12 5252 6633
Fax: +44 12 5252 6631

BOMBARDIER AEROSPACE
Skyjet International – Asia-Pacific
Central Plaza
18 Harbour Road, Suite 2003A
Wanchai, Hong Kong
China
Telephone: +852 2151 3059
Fax: +852 2151 4059

BOMBARDIER AEROSPACE
Skyjet International – Middle East
Al Hal Building
5th floor, 509, P.O. Box 2116
Al Ittihad Road, Port Saeed, Deira
Dubai, United Arab Emirates
Telephone: +971 4 294 9488
Fax: +971 4 294 8403

BOMBARDIER AEROSPACE
Skyjet
3400 Waterview Parkway
Suite 400
Richardson, Texas 75080
United States
Telephone: +1 888-2-SKYJET
(toll-free, North America only)

BOMBARDIER CAPITAL INC.
261 Mountain View Drive
Colchester, Vermont 05446-0991
United States
Telephone: +1 802 654-8100
Fax: +1 802 654-8435

BOMBARDIER TRANSPORTATION

BOMBARDIER TRANSPORTATION
Headquarters
Saatwinkler Damm 43
13627 Berlin
Germany
Telephone: +49 30 3832 0
Fax: +49 30 3832 2000

BOMBARDIER TRANSPORTATION
North America
1101 Parent Street
Saint-Bruno, Québec
Canada J3V 6E6
Telephone: +1 450 441-2020
Fax: +1 450 441-1515

BOMBARDIER TRANSPORTATION
Light Rail Vehicles
Donaufelder Strasse 73-79
1211 Vienna
Austria
Telephone: +43 1 25 110
Fax: +43 1 25 110 8

BOMBARDIER TRANSPORTATION
Mainline & Metros
Am Rathenaupark
16761 Hennigsdorf
Germany
Telephone: +49 33 02 89 0
Fax: +49 33 02 89 20 88

BOMBARDIER TRANSPORTATION
Locomotives
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: +41 1318 3333
Fax: +41 1318 2727

BOMBARDIER TRANSPORTATION
Total Transit Systems
1501 Lebanon Church Road
Pittsburgh, Pennsylvania
15236-1491 United States
Telephone: +1 412 655-5700
Fax: +1 412 655-5860

BOMBARDIER TRANSPORTATION
Propulsion & Controls
Brown-Boveri Strasse 5
8050 Zurich
Switzerland
Telephone: +41 1318 3333
Fax: +41 1318 1543

BOMBARDIER TRANSPORTATION
Services
West Street, Crewe
Cheshire CW1 3JB
United Kingdom
Telephone: +44 1270 500 333
Fax: +44 1270 255 439

BOMBARDIER TRANSPORTATION
Rail Control Solutions
10 Church Street, Reading
Berkshire RG1 2SQ
United Kingdom
Telephone: +44 118 953 8000
Fax: +44 118 953 8483

BOMBARDIER TRANSPORTATION
Bogies
Siegstrasse 27
57250 Netphen
Germany
Telephone: +49 271 702 0
Fax: +49 271 702 222

BOMBARDIER TRANSPORTATION
London Underground Projects
Litchurch Lane
Derby DE24 8AD
United Kingdom
Telephone: +44 1332 344 666
Fax: +44 1332 251 796

BOARD OF DIRECTORS

LAURENT BEAUDOIN, C.C., FCA
Chairman of the Board
and Chief Executive Officer
Bombardier Inc.

PIERRE BEAUDOIN
President and Chief
Operating Officer
Bombardier Aerospace
Executive Vice President
Bombardier Inc.

ANDRÉ BÉRARD
Corporate Director

J.R. ANDRÉ BOMBARDIER
Vice Chairman of the Board
Bombardier Inc.

JANINE BOMBARDIER
President and Governor
J. Armand Bombardier Foundation

L. DENIS DESAUTELS
Corporate Director

MICHAEL J. DURHAM
Corporate Director

JEAN-LOUIS FONTAINE
Vice Chairman of the Board
Bombardier Inc.

DANIEL JOHNSON
Counsel
McCarthy Tétrault, LLP

JEAN C. MONTY
Corporate Director

ANDRÉ NAVARRI
President
Bombardier Transportation
Executive Vice President
Bombardier Inc.

JAMES E. PERRELLA
Retired Chairman and
Chief Executive Officer
Ingersoll-Rand Company

CARLOS E. REPRESAS
Chairman of the Board
Nestlé Group México

FEDERICO SADA G.
President and Chief
Executive Officer
Vitro, S.A. de C.V.

HEINRICH WEISS
Chairman and Chief
Executive Officer
SMS GmbH

COMMITTEES OF THE BOARD

AUDIT COMMITTEE
Chair: L. Denis Desautels
Members: André Bérard,
Michael J. Durham, Daniel Johnson,
Heinrich Weiss

HUMAN RESOURCES AND COMPENSATION COMMITTEE
Chair: Jean C. Monty
Members: André Bérard,
James E. Perrella, Carlos E. Represas

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
Chair: James E. Perrella
Members: Daniel Johnson,
Jean C. Monty, Federico Sada G.

RETIREMENT PENSION OVERSIGHT COMMITTEE
Chair: André Bérard
Members: L. Denis Desautels,
Michael J. Durham, Daniel Johnson,
Carlos E. Represas

OFFICE OF THE PRESIDENT

LAURENT BEAUDOIN, C.C., FCA
Chairman of the Board
and Chief Executive Officer

PIERRE BEAUDOIN
President and Chief
Operating Officer
Bombardier Aerospace
Executive Vice President

ANDRÉ NAVARRI
President
Bombardier Transportation
Executive Vice President

CORPORATE MANAGEMENT

LAURENT BEAUDOIN, C.C., FCA
Chairman of the Board
and Chief Executive Officer

PIERRE BEAUDOIN
President and Chief
Operating Officer
Bombardier Aerospace
Executive Vice President

ANDRÉ NAVARRI
President
Bombardier Transportation
Executive Vice President

J.R. ANDRÉ BOMBARDIER
Vice Chairman of the Board

JEAN-LOUIS FONTAINE
Vice Chairman of the Board

PIERRE ALARY
Senior Vice President
and Chief Financial Officer

RICHARD C. BRADEEN
Senior Vice President, Strategy
and Corporate Audit Services
and Risk Assessment

DANIEL DESJARDINS
Senior Vice President,
General Counsel

FRANÇOIS LEMARCHAND
Senior Vice President
and Treasurer

CARROLL L'ITALIEN
Senior Vice President

JOHN PAUL MACDONALD
Senior Vice President,
Public Affairs

ROGER CARLE
Corporate Secretary

MARIE-CLAIRE SIMONEAU
Executive Assistant
to the Chairman

SHAREHOLDER INFORMATION

SHARE CAPITAL
AUTHORIZED, ISSUED AND OUTSTANDING
AS AT JANUARY 31, 2006

	AUTHORIZED	ISSUED AND OUTSTANDING
Class A shares	1,892,000,000	319,260,212
Class B shares	1,892,000,000	1,431,206,756*
Preferred shares, Series 2	12,000,000	2,597,907
Preferred shares, Series 3	12,000,000	9,402,093
Preferred shares, Series 4	9,400,000	9,400,000

* Including 5,434,000 shares purchased and held in trust for the performance stock unit plan.

STOCK EXCHANGE LISTINGS

Class A and Class B shares	Toronto (Canada)
Preferred shares, Series 2, Series 3 and Series 4	Toronto (Canada)
Stock listing ticker	BBD (Toronto)

PREFERRED DIVIDENDS PAYMENT DATES
FOR FISCAL YEAR 2007
PAYMENT SUBJECT TO APPROVAL BY THE BOARD OF DIRECTORS

Series 2

RECORD DATE	PAYMENT DATE
2006-01-31	2006-02-15
2006-02-28	2006-03-15
2006-03-31	2006-04-15
2006-04-28	2006-05-15
2006-05-31	2006-06-15
2006-06-30	2006-07-15
2006-07-31	2006-08-15
2006-08-31	2006-09-15
2006-09-29	2006-10-15
2006-10-31	2006-11-15
2006-11-30	2006-12-15
2006-12-29	2007-01-15

Convertible on August 1, 2007, into Series 3 Cumulative Redeemable Preferred Shares (See note 11 – Share Capital in the Consolidated Financial Statements)

Series 3

RECORD DATE	PAYMENT DATE
2006-04-13	2006-04-30
2006-07-14	2006-07-31
2006-10-20	2006-10-31
2007-01-19	2007-01-31

Convertible on August 1, 2007, into Series 2 Cumulative Redeemable Preferred Shares (See note 11 – Share Capital in the Consolidated Financial Statements)

Series 4

RECORD DATE	PAYMENT DATE
2006-04-13	2006-04-30
2006-07-14	2006-07-31
2006-10-20	2006-10-31
2007-01-19	2007-01-31

SHAREHOLDER AND INVESTOR RELATIONS

SHAREHOLDERS

To order additional copies of this report
and other corporate or financial documents,
please access www.bombardier.com,
then Investor Relations, then Contacts.

BOMBARDIER INC.
PUBLIC AFFAIRS
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 3273
Fax: +1 514 861-2420

INVESTORS

BOMBARDIER INC.
INVESTOR RELATIONS
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone: +1 514 861-9481, extension 3487
Fax: +1 514 861-2420
E-mail: investors@bombardier.com

TRANSFER AGENT AND REGISTRAR

Shareholders with inquiries concerning
their shares should contact:

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8

Telephone: +1 514 982-7555 or
+1 800 564-6253 (toll-free, North America only)
Fax: +1 416 263-9394 or
+1 888 453-0330 (toll-free, North America only)
E-mail: service@computershare.com

MEDIA

For information on Bombardier, contact the Public Affairs
Department at +1 514 861-9481, extension 3271.
Bombardier's press releases are available on the Internet
at the following address: www.bombardier.com.

INCORPORATION

The Corporation was incorporated on June 19, 1902,
by letters patent and prorogated June 23, 1978,
under the Canadian Business Corporations Act.

AUDITORS

Ernst & Young LLP
1 Place Ville-Marie
Montréal, Québec, Canada H3B 3M9

ANNUAL MEETING

The annual meeting of shareholders
will be held on Tuesday, May 30, 2006,
at 9:30 a.m. at the following address:
Hyatt Regency Montréal
Grand Salon
1255 Jeanne-Mance Street
Montréal, Québec, Canada H5B 1E5

Duplication: Although Bombardier strives to ensure that registered shareholders receive only one copy of corporate documents, duplication is unavoidable if securities are registered under different names and addresses. If this is the case, please call one of the following numbers: +1 514 982-7555 or +1 800 564-6253 (toll-free, North America only) or send an e-mail to service@computershare.com.

Bombardier, Bombardier 415, Bombardier Global 5000, Challenger, Challenger 300, Challenger 604, Challenger 605, Challenger 800, Challenger 850, Challenger 870, Challenger 890, CITYFLO, CL-215T, CRJ, CRJ100, CRJ200, CRJ700, CRJ705, CRJ900, CSeries, EBI, Electrostar, FLEXITY, Flexjet, Global, Global Express, Global Express XRS, INNOVIA, INTERFLO, Learjet, Learjet 40, Learjet 40 XR, Learjet 45, Learjet 45 XR, Learjet 60, Learjet 60 XR, MITRAC, MOVIA, Q100, Q200, Q300, Q400, Q-Series, Skyjet, Skyjet International, Smart Parts, Talent, TRAXX and *Zefiro* are trademarks of Bombardier Inc. or its subsidiaries.

All amounts mentioned in this report are in U.S. dollars, unless otherwise stated.

Un exemplaire en français vous sera expédié sur demande adressée à Bombardier Inc., Affaires publiques,
800, boul. René-Lévesque Ouest, Montréal (Québec) Canada H3B 1Y8
ou consultez notre site Internet au www.bombardier.com.

Printed in Canada
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FSC
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Product group from well-managed forests and other controlled sources
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The financial section of the report is printed on non-atomic-chlorine bleached paper certified EcoLogo that contains 30% of post-consumption recycled fibres. The paper is made in Québec using biogas, a recycled energy.




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BOMBARDIER

Notice of Annual Meeting of Shareholders

Management Proxy Circular

2006

BOMBARDIER INC.

Notice of Annual Meeting of Shareholders 2006

Date: Tuesday, May 30, 2006

Time: 9:30 a.m. (Montréal time)

Place: Hyatt Regency Montréal
(Grand Salon)
1255 Jeanne-Mance Street
Montréal, Québec, Canada

The holders of Class A shares (multiple voting) and/or Class B shares (subordinate voting) of Bombardier Inc. whose names appear on the list of shareholders of Bombardier Inc. on Friday, April 7, 2006, at 5:00 p.m. (Montréal time) will be entitled to receive this notice of the meeting of shareholders and to vote at the meeting.

By order of the Board of Directors,

Roger Carle
Corporate Secretary

Montréal, Québec, Canada, April 13, 2006

Business on the agenda of the meeting:

1. Receipt of the consolidated financial statements of Bombardier Inc. for the financial year ended January 31, 2006 and the auditors' report thereon;
2. Election of the directors of Bombardier Inc.;
3. Appointment of the auditors of Bombardier Inc. and authorization of the directors of Bombardier Inc. to fix their remuneration;
4. Consideration of the two shareholder proposals set out in Schedule "A" to the Management Proxy Circular; and
5. Consideration of such other business as may properly come before the meeting.

Shareholders are entitled to vote at the meeting either in person or by proxy. **Any registered shareholder** wishing to vote by proxy has to complete the accompanying form of proxy and return it either in the envelope provided for this purpose or by fax to the transfer agent for all the shares of Bombardier Inc., Computershare Investor Services Inc., no later than 4:00 p.m. (Montréal time) on Monday, May 29, 2006. Registered shareholders may also submit a proxy by telephone or over the Internet, by following the instructions provided for in the Management Proxy Circular. **Non-registered shareholders should refer to page 4 of the Management Proxy Circular for information on how to submit a proxy.**

Printed in Canada

2006 Management Proxy Circular

This Management Proxy Circular is provided in connection with the solicitation by the management of Bombardier Inc. of proxies for use at the Annual Meeting of the holders of Class A shares (multiple voting), or the Class A shares, and/or Class B shares (subordinate voting), or the Class B subordinate shares, of the Corporation to be held on Tuesday, May 30, 2006, at 9:30 a.m (Montréal time) at the Hyatt Regency Montréal (Grand Salon), 1255 Jeanne-Mance Street, Montréal, Québec, Canada, and at any and all adjournments thereof. ***As used in this Management Proxy Circular, all references to "Bombardier", the "Corporation", "we", "us", "our" or similar terms are to Bombardier Inc., and unless otherwise indicated, all dollar amounts are in Canadian currency.***

Section 1 : Voting Information

Who is soliciting my proxy?

The management of Bombardier is soliciting your proxy for use at our Annual Meeting of the holders of our Class A shares and/or Class B subordinate shares.

What will I be voting on?

Holders of our Class A shares and/or Class B subordinate shares will be voting on:

- the election of the directors of the Corporation (see pages 5 to 11);
- the appointment of Ernst & Young, LLP, chartered accountants, as the auditors of the Corporation (see page 12); and
- the two shareholder proposals set out in Schedule "A" attached to this Management Proxy Circular (see pages 32 and 33).

How will these matters be decided at the meeting?

A simple majority of the votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Management Proxy Circular.

How many votes do I have?

Our Class B subordinate shares are restricted securities (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the event of a ballot, each Class A share carries the right to ten votes and each Class B subordinate share carries the right to one vote. In the aggregate, all of the voting rights associated with the Class B subordinate shares represented, as at January 31, 2006, 30.95% of the voting rights attached to all of our issued and outstanding voting securities.

Each Class A share is convertible, at any time, at the option of the holder, into one Class B subordinate share. Each Class B subordinate share will become convertible into one Class A share in the event that the majority shareholder, namely the Bombardier family, accepts a purchase offer for Class A shares or in the event the majority shareholder ceases to hold more than 50% of our issued and outstanding Class A shares.

The holders of Class A shares and the holders of Class B subordinate shares, whose names appear on the list of shareholders prepared as of the close of business at 5:00 p.m. (Montréal time) on the Record Date, being Friday, April 7, 2006, will be entitled to vote at the meeting and any adjournment thereof if present or represented by proxy.

How many shares are entitled to be voted?

As at March 31, 2006, there were 319,010,012 of our Class A shares and 1,431,456,956 of our Class B subordinate shares issued and outstanding.

To the knowledge of our directors and officers, the only persons who, as at March 31, 2006, beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attached to all of our issued and outstanding shares were Mrs. Janine Bombardier and Mr. J.R. André Bombardier, both directors of the Corporation, and Mrs. Claire Bombardier Beaudoin and Mrs. Huguette Bombardier Fontaine. The four persons mentioned above indirectly controlled, through holding companies, 249,199,909 Class A shares and 1,118,275 Class B subordinate shares, representing in the aggregate 78.12% and 0.08% of our outstanding Class A shares and Class B subordinate shares, respectively, and 53.95% of all the voting rights attached to all of our issued and outstanding shares.

As at March 31, 2006, our directors (with the exception of Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and officers as a group, beneficially owned, directly or indirectly, 14,279,302 Class A shares and 5,005,411 Class B subordinate shares, representing 4.48% and 0.35%, respectively, of the outstanding shares of each such class.

How do I vote?

If you are eligible to vote and your shares are registered in your own name, you may exercise the voting rights attached to your shares in person at the meeting or by proxy, as explained below.

If your shares are held in the name of a nominee, please see the instructions below under the headings "As a non-registered shareholder, how do I vote?" and "As a non-registered shareholder, how do I vote in person at the meeting?" at page 4.

Voting by proxy

Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxyholder. Your vote will thus be counted at the meeting. You may use the enclosed form of proxy, or any other proper form of proxy, in order to appoint your proxyholder. The persons named in the enclosed form of proxy, namely

Messrs. Laurent Beaudoin, J.R. André Bombardier and Jean-Louis Fontaine, are directors and officers of Bombardier. However, you may choose another person to act as your proxyholder, including someone who is not a holder of our shares, by deleting the names printed on the enclosed form of proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.

How will my proxyholder vote?

On the form of proxy, you may indicate either how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking **FOR, AGAINST** or **WITHHOLD**), then your proxyholder must vote your shares accordingly.

If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, the voting rights attached to Class A shares and/or Class B subordinate shares represented by proxies received by our management will be voted:

FOR the election of all the nominees proposed as directors by the management of the Corporation;

FOR the appointment of Ernst & Young, LLP, chartered accountants, as auditors of the Corporation and FOR the fixing of their remuneration by the directors of the Corporation, as proposed by the management of the Corporation; and

AGAINST each of the two shareholder proposals set out in Schedule "A".

Proxy Voting Options

Shareholders may wish to vote by proxy whether or not they are able to attend the meeting in person. Registered shareholders may vote by proxy as follows: by mail or fax, by telephone or over the Internet.

Submitting a proxy by mail or fax or over the Internet are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Corporation named on the form of proxy.

Mail or Fax

Registered shareholders electing to submit a proxy by mail must complete, date and sign the form of proxy. It must then be returned to the transfer agent for our shares, Computershare Investor Services Inc., or Computershare, either in the postage pre-paid return envelope provided or by fax at 1-866-249-7775 no later than 4:00 p.m. (Montréal time) on May 29, 2006.

Telephone

Registered shareholders electing to submit a proxy by telephone must do so by using a touchtone telephone. The telephone number to call for shareholders in Canada and in the United States is 1-866-732-VOTE (8683). For shareholders outside Canada and the United States, the telephone number to call is 312-588-4290. Shareholders must follow the instructions, use the form of proxy received from us and provide the 5-digit Control Number, the 11-digit Holder Account Number and the 5-digit Proxy Access Number located on the form of proxy. Instructions are then conveyed by use of the touchtone selections over the telephone.

Internet

Registered shareholders electing to submit a proxy over the Internet must access the following website: www.computershare.com/proxy.

Registered shareholders must then follow the instructions and refer to the form of proxy received from us which contains a 5-digit Control Number, an 11-digit Holder Account Number and a 5-digit Proxy Access Number located on the form of proxy. Voting instructions are then conveyed electronically by the shareholder over the Internet.

Non-registered shareholders, or persons whose shares are held in "nominee" name, usually banks, trust companies, securities dealers or brokers or other financial institutions, will be provided with voting instructions by their nominee. Please see further instructions below under the heading "As a non-registered shareholder, how do I vote?" (page 4).

What if there are amendments or if other matters are brought before the meeting?

The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the notice.

As of the date of this Management Proxy Circular, our management is not aware that any other matter is to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You may revoke your proxy at any time before it is acted upon. You may do this by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to our transfer agent, Computershare, no later than the last business day before the day of the meeting, or to the Chairman of the meeting on the day of the meeting or any adjournment thereof.

Who counts the proxies?

Proxies are counted by Computershare, the transfer agent for all of our shares.

Is my vote confidential?

Our transfer agent, Computershare, preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to the management of Bombardier, and (b) as necessary in order to comply with legal requirements.

How are proxies solicited?

Management requests that you sign and return the form of proxy to ensure your votes are exercised at the meeting. The solicitation of proxies will be primarily by mail. However, our directors, officers and regular employees may also solicit proxies by telephone, over the Internet, in writing or in person.

How do our employees exercise their voting rights attached to the shares that they own under our Employee Share Purchase Plan?

If you are an employee and you own shares under Bombardier's Employee Share Purchase Plan, or the ESPP, your shares are registered in the name of Computershare Trust Company of Canada, the administrator of the ESPP, until such time as the shares are withdrawn from the ESPP pursuant to its terms and conditions. Voting rights attached to your shares may be exercised through the use of a voting instruction form which will permit the voting of shares by mail, fax, telephone (the number to dial for our employees in Canada and in the United States is 1-866-732-VOTE (8683) and for our employees outside Canada and the United States 312-588-4290) or over the Internet at www.computershare.com/proxy.

Your shares will be voted in accordance with your instructions as indicated in your duly completed voting instruction form. **If you are an employee shareholder and you do not indicate how your shares should be voted, then your shares will be voted:**

FOR the election of all the nominees proposed as directors by the management of the Corporation;

FOR the appointment of Ernst & Young, LLP, chartered accountants, as the auditors of the Corporation and FOR the fixing of their remuneration by the directors of the Corporation, as proposed by the management of the Corporation; and

AGAINST each of the two shareholder proposals set out in Schedule "A".

In order for you to exercise your voting rights as an employee shareholder under the ESPP, you must complete and return a voting instruction form by mail or fax or provide your instructions by phone or over the Internet.

As a non-registered shareholder, how do I vote?

If your shares are not registered in your own name, they are held in the name of a "nominee", usually a bank, trust company, securities dealer or broker or other financial institution. Your nominee must seek your instructions as to how to vote your shares. Therefore, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Management Proxy Circular in a mailing from your nominee, together with a form of proxy or voting instruction form. Each nominee has its own signature and return instructions. It is important that you comply with these instructions if you want the voting rights attached to your shares to be exercised. If you are a non-registered shareholder who has submitted a proxy and you wish to change your voting instructions, you should contact your nominee to find out whether this is possible and what procedure to follow.

As a non-registered shareholder, how do I vote in person at the meeting?

Since we and/or our transfer agent, Computershare, do not have at all times a record of the names of our non-registered shareholders, if you are a non-registered shareholder and you attend the meeting, we will have no knowledge of your shareholdings or your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the meeting, please insert your own name in the space provided on the form of proxy or voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your nominee. It is not necessary to otherwise complete the form as you will be voting at the meeting.

How do I communicate with Computershare, our transfer agent?

You can communicate with Computershare, our transfer agent, at the following address:

Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, Ontario M5J 2Y1

or by telephone at: 1-800-564-6253.

Section 2 : Business of the Meeting

Election of Directors

Our articles of incorporation provide that our Board of Directors shall consist of not less than five and not more than 20 directors. Our directors are elected annually. **It is proposed by our management that 16 directors be elected for the current year.** The term of office of each director so elected expires upon the election of his or her successor unless he or she shall resign or his or her office shall become vacant by death, removal or other cause.

Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote for the election of the 16 nominees whose names are hereinafter set forth, all of whom are currently directors of Bombardier, except for Mr. Jean-Pierre Rosso, who is being nominated for election as director for the first time this year.

The management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur for any reason prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the form of proxy that his or her shares are to be withheld from voting on the election of directors.

LAURENT BEAUDOIN, C.C., F.C.A. (A)

Chairman of the Board and Chief Executive Officer of Bombardier
Westmount, Québec, Canada
Age: 67
Director since 1975
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	9,626,951	4,238,493	0
2006	9,626,951	4,238,493	0
Change	—	—	—

Mr Laurent Beaudoin is a Chartered Accountant as well as a Fellow Chartered Accountant. He began his career in 1961 with Beaudoin, Morin, Dufresne & Associés, Chartered Accountants. In 1963, he joined Bombardier Limited as Comptroller. He was appointed General Manager in 1964 and, in 1966, became President. In 1979, he was appointed Chairman and Chief Executive Officer of Bombardier Inc. On February 1, 1999, he became Chairman of the Board and of the Executive Committee until June 10, 2003, when he was appointed Executive Chairman of the Board. Since December 13, 2004, he has assumed the responsibilities of Chairman of the Board and Chief Executive Officer of Bombardier and he has headed the Office of the President, whose members also include Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier, and Mr. André Navarri, President of Bombardier Transportation and Executive Vice President of Bombardier. He holds honorary doctorates from various universities and has received many awards and honours as a business leader, including Canada's Outstanding CEO of the Year and Canada's International Executive of the Year. Since June 2000, he has been on the Advisory Board of Lazard Canada. Since 2002, he has been a member of the International Business Council of the World Economic Forum based in Geneva, Switzerland.

PIERRE BEAUDOIN

President and Chief Operating Officer of Bombardier Aerospace
Executive Vice President of Bombardier
Westmount, Québec, Canada
Age: 43
Director since 2004
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	512,859	0	0
2006	512,859	1,312	0
Change	—	1,312	—

Mr. Pierre Beaudoin joined the Marine Products division of Bombardier in 1985. In October 1990, he was appointed Vice President, of Product Development of the Sea-Doo/Ski-Doo division. From June 1992 to January 1994, he was Executive Vice President of the Sea-Doo/ Ski-Doo division of Bombardier and he acted as its President from January 1994, until April 1996. From April 1996, to January 2001, he was President and Chief Operating Officer of Bombardier Recreational Products. In February 2001, he was appointed President of Bombardier Aerospace, Business Aircraft and he became President and Chief Operating Officer of Bombardier Aerospace in October 2001. On December 13, 2004, in addition to his duties as President and Chief Operating Officer of Bombardier Aerospace, he was appointed Executive Vice President of Bombardier joining Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mr. André Navarri, President of Bombardier Transportation, in the Office of the President and he also then became a member of the Board of Directors of Bombardier. He is a member of the Boards of Directors of Power Corporation of Canada and BRP Inc.

ANDRÉ BÉRARD

Corporate Director
Montréal, Québec, Canada
Age: 65
Director since 2004
Chairman of the Retirement Pension Oversight Committee
Member of the Audit Committee and the Human Resources and Compensation Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	0	5,000	27,728
2006	0	5,000	69,050
Change	—	—	41,322

Mr. André Bérard was Chairman of the Board of National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, he held various positions of increasing responsibilities at National Bank of Canada. He is a member of the Boards of Directors of BCE Inc., BMTC Group Inc., Falconbridge Inc., Saputo Inc., Tembec Inc. and Transforce Income Fund.

J.R. ANDRÉ BOMBARDIER

Vice Chairman of Bombardier
Montréal, Québec, Canada
Age: 63
Director since 1975
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	(B)	265,774	0
2006	(B)	265,774	0
Change	—	—	—

Mr. J. R. André Bombardier joined Bombardier in 1969 as Vice President, Industrial Division. He successively held the positions of Vice President, Research and Development, Ski-Doo Division (1970), Assistant to the President and in charge of new products (1973), Vice President of Marketing, Marine Products Division (1975) and President of Roski Ltd., a subsidiary of Bombardier (1976). He became Vice Chairman in 1978. He is a member of the Board of Directors of BRP Inc.

JANINE BOMBARDIER

President and Governor,
J. Armand Bombardier Foundation,
charitable organization
Westmount, Québec, Canada
Age: 72
Director since 1984
Not independent

	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	(C)	40,001	53,036
2006	(C)	40,001	80,709
Change	—	—	27,673

Mrs. Janine Bombardier has been a Governor of the J. Armand Bombardier Foundation since March 27, 1965, and its President since August 21, 1978.

L. DENIS DESAUTELS, O.C., F.C.A.

Corporate Director
Ottawa, Ontario, Canada
Age: 62
Director since 2003
Chairman of the Audit Committee
Member of the Retirement Pension Oversight Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	0	6,500	20,255
2006	0	6,500	39,747
Change	—	—	19,492

Mr. L. Denis Desautels was Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, he was a senior partner in the Montreal Office of Ernst & Young. In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montréal, Ottawa and Québec. He is Vice Chairman of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants and a member of the National Awards in Governance Advisory Committee of the Conference Board of Canada. He is Chairman of Laurentian Bank of Canada and a director of Groupe Jean Coutu (PJC) Inc. and Alcan Inc. He also sits on the Board of Directors of CARE Canada and on the Board of Governors of the International Development Research Centre (IDRC). He is presently an Executive-in-residence at the School of Management of the University of Ottawa.

MICHAEL J. DURHAM

Corporate Director
Dallas, Texas, United States
Age: 55
Director since 2005
Member of the Audit Committee and
the Retirement Pension Oversight Committee
Independent

	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	0	0	0
2006	0	0	23,438
Change	—	—	23,438

Mr. Michael J. Durham is the founder, President and Chief Executive Officer of Cognizant Associates, Inc., a consulting firm. He was with AMR Corporation for 20 years. He worked at American Airlines, Inc. for the first 17 years, notably as Senior Vice President, Finance and Chief Financial Officer, then for three years as President and Chief Executive Officer of Sabre, Inc., a company listed on the New York Stock Exchange providing information technology services to the travel industry. Mr. Durham is Chairman of the Board of Directors of Asbury Automotive Group Inc., and a director of AGL Resources, Inc., Acxiom Corporation, Culligan International, Inc. and SCI Solutions.

JEAN-LOUIS FONTAINE (D)		Class A shares	Class B subordinate shares	Deferred Stock Units
Vice Chairman of Bombardier Director since 1975 Westmount, Québec, Canada Age: 66 Not independent	2005	4,097,472	5,105	0
	2006	4,097,472	6,466	0
	Change	—	1,361	—

Mr. Jean-Louis Fontaine began his career with Bombardier in 1964 as Vice President, Production, of its Ski-Doo division and rose through the ranks to become Vice President, Transportation Products in 1974. He was named Vice President, Corporate Planning in 1977, a position he held until he became Vice Chairman in 1988. He currently serves on the Boards of Directors of AXA Assurances Inc. and Héroux-Devtek Inc.

DANIEL JOHNSON		Class A shares	Class B subordinate shares	Deferred Stock Units
Counsel, McCarthy Tétrault LLP, barristers and solicitors Montréal, Québec, Canada Age: 61	2005	0	1,200	50,815
	2006	0	1,200	70,307
	Change	—	—	19,492

Director since 1999
Member of the Audit Committee, the Retirement Pension Oversight Committee and the Corporate Governance and Nominating Committee
Independent

A former Prime Minister of the Province of Québec, Mr. Daniel Johnson was a member of the National Assembly of Québec for more than 17 years and held numerous offices in the Government of Québec from 1985 to 1994. He is a director of The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, IGM Financial Inc., Ecopia BioSciences Inc. and the Chairman of the Board of Directors of Victhom Human Bionics Inc. He is also Honorary Consul of the Kingdom of Sweden in Montréal.

JEAN C. MONTY		Class A shares	Class B subordinate shares	Deferred Stock Units
Corporate Director Montréal, Québec, Canada Age: 58	2005	25,000	175,000	69,791
	2006	25,000	175,000	111,762
Director since 1998	Change	—	—	41,971

Chairman of the Human Resources and Compensation Committee
Member of the Corporate Governance and Nominating Committee
Independent

On April 24, 2002, Mr. Jean C. Monty retired as Chairman of the Board and Chief Executive Officer of Bell Canada Enterprises (BCE Inc.), following a 28-year career. Prior to joining BCE Inc., he was Vice Chairman and Chief Executive Officer of Nortel Networks Corporation. He joined Nortel in October 1992 as President and Chief Operating Officer, becoming President and Chief Executive Officer in March 1993. He began his career at Bell Canada in 1974 and held numerous positions in the BCE group. In recognition of his achievements, he was named Canada's Outstanding CEO of the Year for 1997. He is Vice Chairman of the Board of Directors of Centria Inc., Chairman of the Board and Chief Executive Officer of Centria Commerce Inc., Chairman of the Board of Directors of Emergis Inc. and a director of Fiera Capital Inc.

ANDRÉ NAVARRI		Class A shares	Class B subordinate shares	Deferred Stock Units
President of Bombardier Transportation Executive Vice President of Bombardier Paris, France Age: 53	2005	0	0	0
	2006	0	50,000	0
	Change	—	50,000	—

Director since 2004
Not independent

Mr. André Navarri has been President of Bombardier Transportation since February 22, 2004 and, since December 13, 2004, Executive Vice President of Bombardier joining Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace, in the Office of the President. On that same date, he also became a member of the Board of Directors of Bombardier. He is a member of the Supervisory Board of Corep Lighting S.A. Prior to February 22, 2004, he was President-Operations of Alcatel, a worldwide supplier of telecom equipment from September 2001 to December 2002. From May 1999 to May 2000, he served as Chief Operating Officer, then from May 2000 to March 2001 as Chairman and Chief Executive Officer of Valeo, a worldwide automotive component maker. From April 1996 to April 1999, he was President of the Transport Sector of Alstom, a worldwide specialist in power, marine and transportation equipment. In May 2005, he was named Chairman of the Association of the European Railways Industries (UNIFE).

JAMES E. PERRELLA

	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	0	10,000	103,175
2006	0	10,000	149,729
Change	—	—	46,554

Retired Chairman and Chief Executive Officer, Ingersoll-Rand Company, a diversified industrial company and component manufacturer

Jupiter, Florida, United States
Age: 70

Director since 1999
Chairman of the Corporate Governance and Nominating Committee
Member of the Human Resources and Compensation Committee

Independent

Mr. James E. Perrella started his career at Ingersoll-Rand Company in 1962 as a Production Planner. He held progressive positions as Sales Engineer, General and Operations Manager, Vice President, Executive Vice President, President and Chairman of the Board of Directors and Chief Executive Officer of Ingersoll-Rand Company. In 2000, he retired as Chairman of the Board. He is a member of the Board of Directors of Becton Dickinson and Company.

CARLOS E. REPRESAS

	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	0	0	17,027
2006	0	0	40,465
Change	—	—	23,438

Chairman of the Board, Nestlé Group Mexico, a food and beverage company

Mexico City, Mexico
Age: 60

Director since 2004
Member of the Human Resources and Compensation Committee and the Retirement Pension Oversight Committee

Independent

Mr. Carlos E. Represas has been Chairman of Nestlé Group Mexico since 1983. He has been a member of the Board of Directors of Vitro, S.A. de C.V. since 1988 and of the Board of Directors of Dreyer's Grand Ice Cream Holdings, Inc. since 2003. He is a member of the Advisory Board of the Global Business Policy Council based in Washington, D.C. and a member of the Latin American Business Council (CEAL). He is Chairman of the Board of Trustees of the National Institute of Genomic Medicine of Mexico and President of the Mexico Chapter of the Latinamerican Chamber of Commerce in Zurich, Switzerland. From 1994 to 2004, he was Executive Vice President and also President of the Americas of Nestlé, S.A. In July 2004, he retired from his executive responsibilities at Nestlé where he worked during 36 years (1968-2004) in 7 different countries.

JEAN-PIERRE ROSSO

	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	0	0	0
2006	0	0	0
Change	0	0	0

Retired Chairman of CNH Global N.V., an agricultural and construction equipment manufacturer.

Minneapolis, Minnesota, United States
Age: 65

Independent

Mr. Jean-Pierre Rosso is a new nominee to our Board of Directors. He served as Chairman of CNH Global N.V. from November 1999 until his retirement in May 2004. He was Chief Executive Officer of CNH Global N.V. from November 1999 to November 2000. He acted as Chairman and Chief Executive Officer of Case Corporation, an agricultural and construction equipement manufacturer, from March 1996 to November 1999, after having been President and Chief Executive Officer of Case Corporation from April 1994 to March 1996. He was President of the Home & Building Control Business of Honeywell, Inc. from 1992 to 1994 and before that, President of European operations of Honeywell, Inc. from 1987 until 1991. He is a director of Medtronic Inc., ADC Telecommunications, Inc. and Eurazeo.

FEDERICO SADA G.	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	0	0	34,743
2006	0	0	68,585
Change	—	—	33,842



President and Chief Executive Officer, Vitro, S.A. de C.V., a glass producing company

Garza, Garcia, Mexico
Age: 56

Director since 2003
Member of the Corporate Governance and Nominating Committee

Independent

Mr. Federico Sada G. joined Vitro, S.A. de C.V. in 1974, and on January 1, 1994, he was appointed as its President and Chief Executive Officer. He is a member of the Boards of Directors of Vitro, S.A. de C.V., Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM), Regio Empresas, and University of Texas MD Anderson Cancer Center. He is a former Chairman of the Mexican Council for Foreign Trade (COMCE), President of the Mexico-France Bilateral Committee of the Mexican Council for Foreign Trade (COMCE), Chairman of the Fundación Pro Museo Nacional de Historia (Castillo de Chapultepec), A.C., and Chairman of Trustees of Parque Ecológico Chipinque. He is also a member of the International Business Council of the World Economic Forum, and the World Business Council for Sustainable Development based in Geneva, Switzerland.

HEINRICH WEISS	Class A shares	Class B subordinate shares	Deferred Stock Units
2005	0	0	0
2006	0	0	36,831
Change	—	—	36,831

Chairman and Chief Executive Officer, SMS GmbH, holding of an international group of corporations active in plant construction and mechanical engineering related to the processing of steel, non-ferrous metals and plastics

Dusseldorf, Germany
Age: 63

Director since 2005
Member of the Audit Committee

Independent

Dr. Heinrich Weiss is also a member of the Supervisory Boards of SMS Demag AG, Commerzbank AG, Deutsche Bahn AG, Hochtief AG, Thyssen-Bornemisza Group and Voith AG. He is Chairman of the Foreign Trade Advisory Council to the German Secretary of Economics and Labour, a member of the Board of the Asia Pacific Committee of German Business as well as a member of the Board of the East-West Trade Committee.

NOTES

(A) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,123,490 Class A shares and 812,500 Class B shares.

(B) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 65,401,042 Class A shares.

(C) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,973,490 Class A shares.

(D) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 60,701,887 Class A shares.

(E) No Series 2, Series 3 or Series 4 Preferred Shares are beneficially owned by a nominee or are subject to his or her control or direction.

(F) The Deferred Stock Unit Plan for the benefit of our non-executive diretors is described on page 13 of this Management Proxy Circular.

(G) The number of Deferred Stock Units for each non-executive director was calculated as at January 31, 2006.

(H) The normal retirement age for our directors is 72 years of age, unless otherwise determined by our Board of Directors.

To our knowledge and based upon information provided by the nominees for election to the Board of Directors, no such nominee:

(a) is, as at the date of this Management Proxy Circular, or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including Bombardier) that, while such person was acting in that capacity:
   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
   (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; except for the following:

Michael J. Durham – Mr. Durham was a member of the Board of Fairchild Dornier GmbH until April 2002, approximately two months prior to the date on which the insolvency procedures over the estate of Fairchild Dornier GmbH were opened in Germany.

Daniel Johnson – Mr. Johnson was a director and Chairman of the Board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which this corporation was deemed to have made an assignment in bankruptcy.

Jean C. Monty – Mr. Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date on which Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

Federico Sada G. – Mr. Sada was the non-Executive Chairman and a director of Anchor Glass Container Corporation in the United States when it filed for protection under Chapter 11 of the *Bankruptcy Code* of the United States on September 13, 1996.

The following table sets forth the number of meetings of our Board of Directors and its Committees held between February 1, 2005 and January 31, 2006 and the record of attendance of the nominees (except for Mr. Jean-Pierre Rosso who is a new nominee this year) for election to the Board of Directors at meetings of our Board of Directors and its Committees.

Number of meetings attended / Number of meetings held between February 1, 2005 and January 31, 2006

Nominees	Board of Directors (1)	Audit Committee	Corporate Governance and Nominating Committee	Human Resources and Compensation Committee	Retirement Pension Oversight Committee	Individual Attendance rate
Laurent Beaudoin (2)	11/11	—	—	—	—	100%
Pierre Beaudoin	11/11	—	—	—	—	100%
André Bérard (3)	10/11	6/6	—	8/8	—	96%
J.R. André Bombardier	11/11	—	—	—	—	100%
Janine Bombardier	11/11	—	—	—	—	100%
L. Denis Desautels (3) (4)	10/11	6/6	—	—	4/4	95%
Michael J. Durham	10/11	5/5	—	—	4/4	95%
Jean-Louis Fontaine	10/11	—	—	—	—	91%
Daniel Johnson	11/11	6/6	4/4	—	4/4	100%
Jean C. Monty (5)	11/11	—	4/4	8/8	—	100%
André Navarri	10/11	—	—	—	—	91%
James E. Perrella (6)	9/11	—	3/4	7/8	—	83%
Carlos E. Represas	9/11	—	—	7/8	4/4	87%
Federico Sada G.	6/11	—	3/4	—	—	60%
Heinrich Weiss	9/11	4/5	—	—	—	81%
Overall Attendance Rate:	**90%**	**96%**	**88%**	**94%**	**100%**	**92%**

(1) Includes the annual session for the review of the strategic plan of the Corporation.
(2) The Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, is not a member of any of the Committees of our Board but is entitled to attend and to participate in all the meetings of the Committees.
(3) Mr. L. Denis Desautels acted as Chairman of the Retirement Pension Oversight Committee until December 1, 2005, the date on which Mr. André Bérard was appointed Chairman of this Committee. No meeting of this Committee was held between December 1, 2005 and January 31, 2006.
(4) Mr. L. Denis Desautels is the Chairman of the Audit Committee.
(5) Mr. Jean C. Monty is the Chairman of the Human Resources and Compensation Committee.
(6) Mr. James E. Perrella is the Chairman of the Corporate Governance and Nominating Committee and also the Lead Director.

Appointment of Auditors

Our management proposes that Ernst & Young, LLP, chartered accountants, be appointed as our external auditors and that our directors be authorized to fix their remuneration.

For each of the financial years ended January 31, 2006 and 2005, Ernst & Young, LLP, billed us fees for services provided as summarized in the table below:

Fees	Financial Year Ended January 31, 2006	Financial Year Ended January 31, 2005
Audit fees	US$13,147,000	US$13,117,000
Audit-related fees	US$935,000	US$1,193,000
Tax fees	US$2,297,000	US$4,669,000
All other fees	US$88,000	US$112,000
Total Fees:	**US$16,467,000**	**US$19,091,000**

In the table above, the terms in the column "Fees" have the following meanings: "Audit fees" refers to all fees incurred in respect of audit services, being the professional services rendered by our auditors for the audit of our annual financial statements and those of our subsidiaries and the review of our quarterly financial statements as well as services normally provided by our external auditors in connection with statutory and regulatory filings and engagements; "Audit-related fees" refers to the aggregate fees billed for assurance and related services by our external auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees"; "Tax fees" refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice, and tax planning; and "All other fees" refers to the aggregate fees billed for products and services provided by our external auditors, other than "Audit fees", "Audit-related fees" and "Tax fees".

Our Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the independence of our external auditors. The Audit Committee has adopted a policy that prohibits us from engaging our auditors for "prohibited" categories of non-audit services and requires pre-approval by such Committee of audit services and other services within certain permissible categories of non-audit services.

Except where authority to vote on the appointment of the auditors of the Corporation is withheld, the persons named in the accompanying form of proxy will vote FOR the appointment of Ernst & Young, LLP, chartered accountants, and FOR their remuneration to be fixed by the directors of the Corporation.

Audit Committee Information

Mr. L. Denis Desautels acts as Chairman of the Audit Committee and Messrs. André Bérard, Michael J. Durham, Daniel Johnson and Dr. Heinrich Weiss are its other members. Each of them is independent and financially literate within the meaning of *Multilateral Instrument 52-110 – Audit Committees.*

The education and related experience of each of the members of the Audit Committee is described below.

L. Denis Desautels (Chair) – Mr. Desautels, F.C.A., has a Bachelor of Commerce degree from McGill University. He served as Auditor General of Canada from April 1, 1991 until March 31, 2001. As Auditor General of Canada, he was responsible for conducting examinations of the operations of the Government of Canada and of its numerous Crown corporations and agencies, as well as those of Canada's three territorial governments. At the time of his appointment, he was a senior partner in the Montréal Office of Ernst & Young, LLP (formerly Clarkson Gordon). In his 27 years with Ernst & Young, he served the firm in various capacities and in a number of offices, namely Montréal, Ottawa and Québec. He is currently Vice Chairman of the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants and a member of the National Awards in Governance Advisory Committee of the Conference Board of Canada. He is presently an Executive-in-residence at the School of Management of the University of Ottawa.

André Bérard – Mr. Bérard has a Fellow's Diploma of the Institute of Canadian Bankers. He attended the Special Management Program at Harvard University. He served as Chairman of the Board of National Bank of Canada from 2002 to 2004, after having assumed the duties of Chairman of the Board and Chief Executive Officer from 1990 to 2002, President and Chief Executive Officer in 1989 and President and Chief Operating Officer from 1986 to 1989. Between 1958 and 1986, he held various positions of increasing responsibilities at National Bank of Canada. He has been a member of the Audit Committee of Bombardier since 2004 as well as the audit committee of BCE Inc., BMTC Group Inc., Falconbridge Inc. and Transforce Income Fund.

Michael J. Durham – Mr. Durham has a B.A., Economics, from the University of Rochester and a M.B.A., Finance and Accounting, from Cornell University. For over 20 years, he held various positions of increasing responsibilities with AMR Corporation in the finance area. Among others, he was Treasurer of AMR Corporation in 1989 and Senior Vice President, Finance and Chief Financial Officer of American Airlines, Inc. from 1989 to 1995. After having been President of Sabre Technology Group, he acted as President and Chief Executive Officer of Sabre, Inc., a company listed on the New York Stock Exchange from 1995 to 1999.

Daniel Johnson – A law graduate of Université de Montréal and a member of the Québec bar since 1967, Mr. Johnson also holds LL.M. and Ph.D. degrees from the University of London (UK), as well as an M.B.A from Harvard University. He was Secretary and Vice President of Power Corporation until 1981. As a member of the Québec Government from 1985 to 1994, he was Minister of Industry and Commerce, then Chairman of the Treasury Board and Minister responsible for Administration and the Public Service. He was also Minister responsible for the Montréal region and a member of the

Standing Cabinet Committee on Planning, Regional Development and the Environment and of the Legislation Committee. He became Leader of the Québec Liberal Party in December 1993, was Prime Minister of the Province of Québec until September 1994, and Leader of the Official Opposition until May 1998.

Heinrich Weiss – Dr. Weiss has a degree in electrical engineering (Dipl.-Ing.) from the Technical University of Munich, Germany and an Honorary doctorate degree (Dr.-Ing.E.h.) from the Aachen University of Technology (RWTH). He has also attended various seminars and courses in business administration and economics. He is Chairman, Chief Executive Officer and the major shareholder of SMS GmbH. He is a member of the Supervisory Boards of Commerzbank AG, Hochtief AG, Deutsche Bahn AG, Thyssen-Bornemisza Group, Voith AG and SMS Demag AG.

Section 3: Remuneration of Directors and Executive Officers

Remuneration of Directors

Since February 1, 2006, our non-executive directors receive a monthly Board retainer of $5,500. They also earn attendance fees of $2,500 for each Board or Committee meeting attended. When a non-executive director has a one-way travel time of 3 hours or more from his or her residence, he or she is also entitled to travel fees of $2,500 to attend a meeting. In addition, a non-executive director receives additional annual fees of $10,000 for presiding over a Committee of the Board of Directors, except for the Chairman of the Audit Committee, who receives additional annual fees of $20,000. Committee members receive additional annual fees of $5,000. All of the dollar amounts mentioned above in relation to our non-executive directors' remuneration are in Canadian dollars for a non-executive director who is a resident of Canada and in US dollars for a non-executive director who is not a resident of Canada.

Deferred Stock Unit Plan

To encourage our non-executive directors to better align their interests with those of our shareholders by having an investment in the Corporation, we implemented, on April 1, 2000, a Director Deferred Stock Unit Plan, or the DDSU Plan, which was amended as of October 1, 2003, and February 1, 2006. Our DDSU Plan, as amended, provides that our non-executive directors are required to receive the entirety of their monthly Board retainer in the form of Director Deferred Stock Units, or DDSUs, effective October 1, 2003, for at least six consecutive periods of twelve months each starting on October 1, 2003, and that, thereafter, they have the option to be paid their monthly Board retainer fees in cash or to keep receiving 50% or more of such fees in the form of DDSUs. In addition, our non-executive directors may elect to receive 50% or more of any other remuneration (i.e., attendance fees and fees received by Committee chairs and members) in the form of DDSUs. Each DDSU has a value equal to the market value of our Class B subordinate shares at the time DDSUs are credited to the non-executive director. DDSUs take the form of a bookkeeping entry credited to the account of the non-executive director which cannot be redeemed for cash for as long as the non-executive director remains a member of our Board of Directors. All of a non-executive director's DDSUs will, upon request by such non-executive director, be redeemed for cash by us after he or she ceases to be a member of our Board of Directors; however, failing such request, the redemption of such DDSUs for cash will occur automatically upon the expiry of a period as determined under the DDSU Plan. The value of a DDSU, when redeemed for cash, will be equivalent to the market value of our Class B subordinate shares at the time of the redemption. DDSUs confer the right to receive dividends paid in the form of additional DDSUs at the same rate as the dividend paid on our Class B subordinate shares.

The following table shows the remuneration earned by our non-executive directors during the financial year ended January 31, 2006:

Financial Year Ended January 31, 2006	Retainer		Attendance Fees		Total Fees	
Non-Executive Director	**Board (1)**	**Committee**	**Board (2)**	**Committee**	**Paid in cash**	**Credited in DDSUs**
André Bérard	$54,000	$11,667	$20,000	$28,000	—	41,322
Janine Bombardier	$54,000	—	$22,000	—	—	27,673
L. Denis Desautels	$54,000	$28,750	$20,000	$20,000	$68,750	19,492
Michael J. Durham (3)	$54,000	$9,167	$20,000	$18,000	$47,167	23,438
Daniel Johnson	$54,000	$15,000	$22,000	$28,000	$65,000	19,492
Jean C. Monty	$54,000	$15,000	$22,000	$24,000	—	41,971
James E. Perrella (3)	$54,000	$15,000	$18,000	$20,000	—	46,554
Carlos E. Represas (3)	$54,000	$9,167	$18,000	$22,000	$49,167	23,438
Federico Sada G. (3)	$54,000	$5,000	$12,000	$6,000	—	33,842
Heinrich Weiss (3)	$54,000	$4,583	$18,000	$8,000	—	36,831

(1) The Board retainer has been fully credited to each non-executive director in DDSUs, as more fully explained above.
(2) Includes the annual session for the review of the strategic plan of the Corporation.
(3) This non-executive director receives his/her remuneration in US dollars.

Stock Option Plan for the Benefit of Non-Executive Directors

Effective October 1, 2003, we abolished our stock option plan for the benefit of our non-executive directors, or the Directors' Plan, which had provided for the granting of non-transferable and non-assignable options to purchase a maximum of 2,000,000 of our Class B subordinate shares. Despite the fact that we abolished the Directors' Plan, it continues to apply to outstanding, unexercised options. As at January 31, 2006, options for a total of 80,000 Class B subordinate shares had been granted and were outstanding.

The purchase price for the Class B subordinate shares, in respect of any outstanding option granted under the Directors' Plan, is the weighted average trading price of the Class B subordinate shares traded on the Toronto Stock Exchange on the five trading days immediately preceding the date on which such option was granted. The purchase price is payable in full at the time the option is exercised.

Each option is first exercisable at any time following the date of granting of such option until the expiration of the tenth year following the date of granting such option, unless the Human Resources and Compensation Committee decides otherwise provided, however, that an optionee shall not have purchased more than 20% of the aggregate number of shares covered by his or her option at the expiration of the first year following the date of granting such option, more than 40% of the aggregate number of shares covered by his or her option at the expiration of the second year following the date of granting such option, more than 60% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting such option and more than 80% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting such option. However, a director who, upon the date of his or her mandatory retirement, will have been a director of Bombardier for at least five years, will then be entitled, during the period of twelve months following such retirement, to exercise his or her option with respect to all the shares for which such option will not then have been exercised.

Options Exercised in the Most Recently Completed Financial Year

During the financial year ended January 31, 2006, no options were exercised and 60,000 options to acquire Class B subordinate shares were cancelled under the Directors' Plan.

Remuneration of Named Executive Officers

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for (i) our Chairman of the Board and Chief Executive Officer, (ii) our Senior Vice President and Chief Financial Officer and (iii) our three most highly compensated corporate management executive officers (all of whom are collectively referred to as our Named Executive Officers in this Management Proxy Circular), for services rendered in all capacities during the financial years ended January 31, 2006, 2005 and 2004. This information includes base salaries, bonus awards, the number of stock options and performance share units granted and certain other forms of compensation, whether paid or deferred.

		Annual Compensation			Long-Term Compensation			
					Awards			
Name and Principal Position	**Year Ended January 31**	**Salary ($)**	**Bonus ($)** (1)	**Other Annual Compensation ($)** (2)	**Securities Under Options Granted (#)**	**Performance Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Laurent Beaudoin Chairman and Chief Executive Officer	2006 2005 2004	— — 666,667 (5)	1,400,000 (3) — —	1,415,703 (4) 1,415,703 (4) 471,901 (6)	— — —	— — —	— — —	— — —
Pierre Beaudoin President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President	2006 2005 2004	1,000,000 1,000,000 850,000	735,000 330,000 1,091,400	— — —	300,000 400,000 250,000	100,000 — —	— — —	— — —
André Navarri President of Bombardier Transportation and Executive Vice President	2006 2005 2004	1,153,588 (7) 1,198,102 (8) —	1,038,508 (7) 503,302 (8) —	— — —	300,000 388,000 —	100,000 — —	— — —	— — —
Pierre Alary Senior Vice President and Chief Financial Officer	2006 2005 2004	540,000 540,000 400,562	445,500 548,208 (9) 100,000 (10)	— — —	100,000 250,000 100,000	50,000 — —	— — —	— — —
Carroll L'Italien Senior Vice President	2006 2005 2004	525,000 525,000 510,000	433,125 532,980 (9) 175,000 (11)	— — —	100,000 100,000 120,000	40,000 — —	— — —	— — —

(1) Bonus amounts are paid in cash in the year following the financial year in respect of which they are earned. See also notes (3) and (9) below.
(2) The value of benefits not exceeding the lesser of $50,000 or 10% of the sum of salary and bonuses has been omitted.
(3) This sum is paid in the form of 400,000 deferred share units ($3.50 per unit) pursuant to the Deferred Share Unit Plan for Senior Officers described below on this page. See also the report of the Human Resources and Compensation Committee at page 23 of this Management Proxy Circular.
(4) This sum includes $1,115,703 paid to Mr. Beaudoin as pension benefits (please refer to page 20 of this Management Proxy Circular) and $300,000 paid to Mr. Beaudoin for his services as Chairman of the Board during the financial years ended on January 31, 2005 and 2006.
(5) This sum represents the salary earned by Mr. Beaudoin in his capacity as Executive Chairman of the Board of Directors from February 1, 2003 until September 30, 2003.
(6) This sum includes $371,901 paid to Mr. Beaudoin as pension benefits between October 1, 2003 and January 31, 2004 and $100,000 paid to Mr. Beaudoin as fees for acting as Executive Chairman of our Board of Directors during the same period.
(7) Mr. Navarri's remuneration is paid in euros and an exchange rate of CAN$1.4889 was used for conversion into Canadian dollars.
(8) Mr. Navarri was appointed President of Bombardier Transportation on February 22, 2004. His remuneration is paid in euros and an exchange rate of CAN$1.649 was used for conversion into Canadian dollars.
(9) For the financial year ended January 31, 2005, the bonus payable to certain senior corporate officers was paid, on April 29, 2005, 50% in cash and 50% in the form of restricted share units, or RSUs. The number of RSUs granted on that date was based on the dollar amount of the portion of the bonus payable in RSUs divided by the closing price of the Class B subordinate shares on the date of grant. The RSUs will be converted into cash payments on the third anniversary of the date of grant based on the closing price of the Class B subordinate shares on that date.
(10) During the second quarter of the financial year ended January 31, 2004, a discretionary bonus was paid to Mr. Alary in recognition of his contribution under special circumstances.
(11) During the second quarter of the fiancial year ended January 31, 2004, a discretionary bonus was paid to Mr. L'Italien in recognition of his contribution under special circumstances.

Deferred Share Unit Plan for Senior Officers

Under the Deferred Share Unit Plan for Senior Officers, introduced in respect of the financial year ended January 31, 2006, designated senior officers are given the opportunity to receive all or a portion of the cash bonus awarded to them in respect of a financial year, if any, in the form of deferred share units, or DSUs. The number of DSUs credited to a senior officer who elects to participate in this plan is based on the value of our Class B subordinate shares, this value being determined in accordance with the terms of the plan. In addition, when we pay dividends on our Class B subordinate shares, additional DSUs are credited to the account of the participating senior officer. Upon the senior officer ceasing to be a senior officer (as a result of retirement, death, permanent disability, termination, or otherwise), the DSUs are automatically redeemed and converted to cash on the basis of the market value of our Class B subordinate shares when the conversion takes place.

Long-Term Incentive Plans

Prior to August 1, 2005, the long-term incentive plan offered to our key employees and those of our subsidiaries consisted of a Stock Option Plan. However, on March 29, 2005, upon the recommendation of the Human Resources and Compensation Committee, our Board of Directors approved a new Performance Share Unit Plan, which became effective on August 1, 2005. The criteria pursuant to which stock options are to be granted under the Stock Option Plan were also reviewed at the same time. The size of option grants to be awarded to our employees was reduced in order to take into account the value of the performance share units they would receive. No other changes were made to the rules of the Stock Option Plan, whose provisions are described below. A description of the new Performance Share Unit Plan is provided on pages 18 and 19 of this Management Proxy Circular.

Stock Option Plan

Our Stock Option Plan provides for the granting to our key employees and those of our subsidiaries of non-assignable options to purchase an aggregate number of Class B subordinate shares which may not exceed 133,782,688. The Stock Option Plan provides that no single person may hold options to acquire shares representing more than 5% of our issued and outstanding Class A shares and Class B subordinate shares combined. In addition, in any given one-year period, insiders and their associates may not be issued under the Stock Option Plan a number of shares exceeding 5% of all our issued and outstanding Class A shares and Class B subordinate shares combined. Furthermore, as of April 30, 2003, the number of Class B subordinate shares reserved for issuance to insiders under the Stock Option Plan was fixed at 26,910,324.

As at January 31, 2006, 30,260,092 Class B subordinate shares had been issued and 50,278,696 Class B subordinate shares remained issuable under future option grants pursuant to the Stock Option Plan representing, respectively, 1.73% and 2.87% of all our issued and outstanding Class A shares and Class B subordinate shares combined. In addition, 53,243,900 Class B subordinate shares are issuable under options already granted (i.e., unexercised options that have neither expired nor been cancelled), representing 3.04% of all our issued and outstanding Class A shares and Class B subordinate shares combined.

The option price is equal to the weighted average trading price of our Class B subordinate shares traded on the Toronto Stock Exchange, on the five trading days immediately preceding the day on which an option is granted. The option price is payable in full at the time the option is exercised. Unless otherwise determined by our Board of Directors, options granted prior to May 27, 2003 are exercisable during periods commencing not earlier than two years following the date of granting and terminating not later than ten years after such date of granting.

Furthermore, in respect of options granted prior to May 27, 2003, an optionee may not purchase more than 25% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting such option, more than 50% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting such option and more than 75% of the aggregate number of shares covered by his or her option at the expiration of the fifth year following the date of granting such option. As a general rule, the number of Class B subordinate shares granted to each key employee is based on a multiple that is directly related to the key employee's management level in Bombardier or one of our subsidiaries.

On May 27, 2003, our Board of Directors approved certain amendments to the Stock Option Plan, including modifications to the applicable vesting periods. Options granted after May 27, 2003 are exercisable during periods commencing not earlier than the first anniversary of the date of granting and terminating no later than seven years after such date of granting. Furthermore, an optionee may not purchase more than 25% of the aggregate number of shares covered by his or her option at the expiration of the second year following the date of granting such option, more than 50% of the aggregate number of shares covered by his or her option at the expiration of the third year following the date of granting such option and more than 75% of the aggregate number of shares covered by his or her option at the expiration of the fourth year following the date of granting such option. In addition, the optionee shall, following the purchase of such shares, remain the direct owner of at least 25% of the number of shares purchased for a period of at least one year following the date of purchase.

On March 30, 2004, our Board of Directors approved additional amendments to the Stock Option Plan to the effect that an optionee shall only be entitled to purchase shares covered by his or her option if, within the twelve (12) month period preceding the date on which the optionee has the right to purchase shares in accordance with the Stock Option Plan, the weighted average trading price of such shares, during a period of twenty-one (21) consecutive trading days, is greater than or equal to a target price threshold established at the time the option was granted to the optionee. If, within such twelve (12) month period, the weighted average trading price of the shares has not reached the set target price threshold, then the optionee shall be entitled to purchase such shares only upon the same terms, conditions and with the target price threshold applicable to the next tranche (i.e., 25%) of the aggregate number of shares covered by his or her options as determined under the Stock Option Plan. If the target price threshold that has not been reached within such twelve (12) month period is the final target price threshold established with respect to a particular option grant, then the right of the optionee to purchase such shares can be exercised if, at any time after that twelve (12) month period, the weighted average trading price for such shares, during a period of twenty-one (21) consecutive trading days, is greater than or equal to such final target price threshold as established for the remaining term of the option. Furthermore, once the target price threshold for any particular tranche of shares underlying an option has been reached in accordance with the above, the right of the optionee to purchase shares may thereafter be exercised notwithstanding any further variation in the weighted average trading price of such shares. Shareholder approval of the above amendments was not required by the Toronto Stock Exchange. These amendments apply to all options granted after May 27, 2003.

On March 29, 2005, the management level as of which a key employee becomes entitled to be granted a stock option was also raised and the recommended size of the grant was reduced.

In the circumstances detailed below, optionees must exercise their options prior to the normal expiration date of seven years from the date of granting:

- in the case of "normal" retirement, options must be exercised during the three years following the date on which retirement commenced and the regular vesting rules continue to apply during this three-year period;
- in the cases of early retirement authorized under an approved retirement plan and authorized leave of absence (including for sickness), options must be exercised within one year following the date on which the early retirement or authorized leave of absence commenced and, as of and from the date of early retirement or authorized leave of absence, the optionee's options are "frozen" and do not continue to vest;
- in the case of death, the legal representatives of the deceased optionee must exercise all options within 60 days commencing on the later of the date of death and the date of receipt of all required succession duty releases (if applicable), and, as of and from the date of death, the deceased optionee's options are "frozen" and do not continue to vest; and
- in the event of termination of employment or resignation by an optionee, such person's options shall terminate on the date of termination or resignation, as the case may be, unless otherwise determined by the Human Resources and Compensation Committee.

In each of the above cases, all options that are not exercised prior to the end of the relevant period shall be deemed to have lapsed.

No option granted under the Stock Option Plan or any right in respect thereof may be transferred or assigned other than by will or in accordance with the laws of succession, and no option may be exercised by anyone other than the optionee during his or her life. Our Board of Directors may, subject to receiving the required regulatory approvals, amend or terminate the Stock Option Plan; however, no such amendment or termination shall affect the terms and conditions applicable to unexercised options previously granted without the consent of the relevant optionees, unless the rights of such optionees shall have been terminated or exercised at the time of the amendment or termination.

The following table sets forth, as at January 31, 2006, the information with respect to the Stock Option Plan pursuant to which equity securities of the Corporation are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	53,243,900	$8.15	50,278,696
Equity compensation plans not approved by securityholders	—	—	—
Total:	53,243,900	$8.15	50,278,696

Granting of Stock Options to our Named Executive Officers during the Financial Year Ended January 31, 2006

The following table sets forth information with respect to stock options granted to our Named Executive Officers during the financial year ended January 31, 2006:

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in the Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Laurent Beaudoin	—	—	—	—	—
Pierre Beaudoin	300,000	4.15%	$2.51	$2.50	June 10, 2012
André Navarri	300,000	4.15%	$2.51	$2.50	June 10, 2012
Pierre Alary	100,000	1.38%	$2.51	$2.50	June 10, 2012
Carroll L'Italien	100,000	1.38%	$2.51	$2.50	June 10, 2012

Options Exercised during the Financial Year ended January 31, 2006 and Year-End Options Values

The following table summarizes for each of our Named Executive Officers the number of stock options exercised during the financial year ended January 31, 2006, the aggregate value realized upon exercise and the total number and value of unexercised options held as at January 31, 2006. Value realized upon exercise is the difference between the closing price of our Class B subordinate shares on the exercise date and the exercise price of the option. The value of unexercised options at financial year-end is the difference between the closing price of our Class B subordinate shares on the Toronto Stock Exchange on January 31, 2006, namely $2.98, and the exercise price.

Exercised and Unexercised Stock Options Financial Year Ended January 31, 2006

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (1)		Date of Grant	Exercise Price	Value of Unexercised Options at Financial Year-End	
			Exercisable (#)	Unexercisable (#)			Exercisable ($)	Unexercisable ($)
Laurent Beaudoin	—	—	4,000,000	—	1996-03-20	5.1325	0	—
	—	—	2,000,000	—	1999-03-22	10.6050	0	—
Pierre Beaudoin	—	—	300,000	—	1996-03-20	5.1325	0	—
	—	—	200,000	—	1999-03-22	10.6050	0	—
	—	—	250,000	250,000	2002-03-27	14.5800	0	0
	—	—	125,000	125,000 (2)	2003-06-10	3.9300	0	0
	—	—	100,000	300,000 (2)	2004-06-10	4.3200	0	0
	—	—	—	300,000 (2)	2005-06-10	2.5100	—	0
André Navarri	—	—	59,500	178,500 (2)	2004-02-24	6.8500	0	0
	—	—	37,500	112,500 (2)	2004-06-10	4.3200	0	0
	—	—	—	300,000 (2)	2005-06-10	2.5100	—	0
Pierre Alary	—	—	50,000	—	1998-09-01	8.7450	0	—
	—	—	50,000	—	1999-03-22	10.6050	0	—
	—	—	37,500	12,500	2001-05-02	22.5800	0	0
	—	—	50,000	50,000 (2)	2003-06-10	3.9300	0	0
	—	—	62,500	187,500 (2)	2004-06-10	4.3200	0	0
	—	—	—	100,000 (2)	2005-06-10	2.5100	—	0
Carroll L'Italien	—	—	400,000	—	1999-07-26	11.2200	0	—
	—	—	90,000	90,000	2002-03-27	14.5800	0	0
	—	—	60,000	60,000 (2)	2003-06-10	3.9300	0	0
	—	—	25,000	75,000 (2)	2004-06-10	4.3200	0	0
	—	—	—	100,000 (2)	2005-06-10	2.5100	—	0

(1) The numbers of options indicated in the above table have been adjusted to take into account two-for-one stock splits of our Class B subordinate shares which took place on July 7, 1995, July 10, 1998 and July 7, 2000.

(2) Options may only be exercised when the weighted average trading price of our Class B subordinate shares shall have reached the set target price thresholds in accordance with the March 30, 2004 amendments to the Stock Option Plan as described at pages 16 and 17 of this Management Proxy Circular.

Performance Share Unit Plan

The purpose of the Performance Share Unit Plan, or the PSU Plan, which became effective on August 1, 2005, is to compensate our key employees and those of our subsidiaries who make a particular contribution to the creation of economic value for Bombardier and its shareholders.

Our key employees may be granted Performance Share Units, or PSUs, which represent the right to receive Class B subordinate shares on the vesting date upon the attainment of specified performance objectives. The vesting date is to be determined at the date of the grant and will not exceed three years of such date. PSUs vest if the average Return on Equity (ROE) over that period reaches specific thresholds set by our Board of Directors on the date of the grant. PSUs shall expire on the vesting date if these objectives are not met. The number of our Class B subordinate shares which may be delivered upon a vesting date could be increased by up to 30% if the objectives are exceeded by 30% or more. The PSU Plan is not dilutive in that PSUs are settled in Class B subordinate shares purchased on the secondary market. Our Board of Directors may, subject to receiving regulatory approvals, if required, amend or terminate the PSU Plan. No such amendment or termination shall alter or impair any rights of a PSU holder previously granted without the consent of such PSU holder.

PSUs may vest or terminate prior to the vesting date in certain circumstances, including: (i) if the holder voluntarily resigns or is dismissed for cause, PSU grants shall expire; and (ii) if a PSU holder retires on or after age fifty-five and with five or more years of service with Bombardier or is dismissed without cause, the size of the grants will be reduced in proportion of the length of service between the award date and the date of departure to the length of the total period between the award and vesting dates. If the PSU holder retires on or after age 60 and with five or more years of service with Bombardier, dies or becomes disabled, the size of the grant shall not be affected by any of these events.

Granting of PSUs to our Named Executive Officers during the Financial Year Ended January 31, 2006

The following table sets forth information with respect to PSUs granted to our Named Executives Officers during the financial year ended January 31, 2006:

Name	Number of PSUs Granted [1] (#)	% of Total PSUs Granted to Employees in the Financial Year	Expiration Date
Laurent Beaudoin	—	—	—
Pierre Beaudoin	100,000	2.40%	June 10, 2008
André Navarri	100,000	2.40%	June 10, 2008
Pierre Alary	40,000	0.96%	June 10, 2008
Carroll L'Italien	40,000	0.96%	June 10, 2008

(1) The PSU grants to each of our Named Executive Officers described in the above table were made on August 15, 2005, on which date the closing price of our Class B subordinate shares on the Toronto Stock Exchange was $3.35. The closing price of our Class B subordinate shares on the TSX on January 31, 2006 was $2.98.

Pension Plan

Our executives, including our Named Executive Officers, participate in two non-contributory defined benefit pension plans. Benefits payable from the basic plan correspond to 2% of average earnings in the three continuous years of service during which they were paid their highest salary (up to the maximum earnings according to the *Income Tax Act* (Canada), which for 2006 is $105,555.50 multiplied by the number of years of credited service.

The supplemental plan provides (depending on the management level) for additional benefits of either 2% of average earnings up to $105,555.50 plus 1.75% of average earnings in excess of $105,555.50, 2.25% of average earnings, or 2.50% of average earnings multiplied by the number of years of credited service less the pension payable from the basic plan and any benefits payable from our other pension plans. Benefits are reduced by 1/3 of 1% for each month between the date of early retirement and the date of a participant's 60TH birthday or, if earlier, the date at which the participant's age plus his or her years of service total 85. No benefits are payable from the supplemental plan if a participant has not completed five years of service.

The following table shows total annual benefits payable at age 60 from the basic plan and the supplemental plan computed on a percentage of 2.25%. Upon the death of a participant, his or her spouse will be entitled to a benefit equal to 60% of the benefit to which such participant was entitled. If the participant has no spouse at the time of retirement, the benefits will be paid, after death, to the designated beneficiary until such time as 120 monthly installments, in the aggregate, have been paid to the participant and/or to the designated beneficiary.

All benefits payable from these plans are in addition to government social security benefits. Only base salary is taken into consideration for the purpose of calculating pension benefits.

Annual Benefits Payable at Age 60

Average Remuneration	Years of Service				
	15	20	25	30	35
$200,000	$67,500	$90,000	$112,500	$135,000	$157,500
$300,000	$101,250	$135,000	$168,750	$202,500	$236,250
$400,000	$135,000	$180,000	$225,000	$270,000	$315,000
$500,000	$168,750	$225,000	$281,250	$337,500	$393,750
$600,000	$202,500	$270,000	$337,500	$405,000	$472,500
$700,000	$236,250	$315,000	$393,750	$472,500	$551,250
$800,000	$270,000	$360,000	$450,000	$540,000	$630,000
$900,000	$303,750	$405,000	$506,250	$607,500	$708,750
$1,000,000	$337,500	$450,000	$562,500	$675,000	$787,500
$1,100,000	$371,250	$495,000	$618,750	$742,500	$866,250
$1,200,000	$405,000	$540,000	$675,000	$810,000	$945,000

Years of credited service as at January 31, 2006 for each of our Named Executive Officers are as follows:

Pierre Beaudoin — 20 years and 5 months
André Navarri — 1 year and 11 months
Pierre Alary — 7 years and 5 months

At age 60, the Named Executive Officers whose names appear below will have the following numbers of years of credited service:

Pierre Beaudoin — 36 years and 10 months
André Navarri — 9 years and 1 month
Pierre Alary — 18 years and 11 months

The Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, reached the age of 60 in May 1998. Since October 1, 2003, he has been receiving, pursuant to our basic pension and supplemental pension plans, an annual pension in the amount of $1,115,703. Upon his death, his spouse will be entitled to receive a benefit equal to 60% of his pension benefits.

Mr. Carroll L'Italien, Senior Vice President, reached the age of 60 in October 2003. Pursuant to the basic pension plan and a special arrangement made with him under the supplemental pension plan, he would have been entitled to receive, had he retired as of January 31, 2006, an annual pension of $215,696. The pension to which he will be entitled at age 65 will be based on his pensionable earnings and his years of credited service as of that date. As at January 31, 2006, Mr. L'Italien had 14 years of credited service. Upon his death, his spouse will be entitled to receive a benefit equal to 60% of his pension benefits.

Supplemental Pension Disclosure

The table below shows the cost of membership in the two non-contributory defined benefit pension plans as at January 31, 2006:

Name	Fiscal 2006 Cost of Membership
Laurent Beaudoin	—
Pierre Beaudoin	$243,000
André Navarri	$384,000
Pierre Alary	$121,000
Carroll L'Italien	$175,000

The following table provides the reconciliation of the total obligations with respect to the pensions of each of our Named Executive Officers between the beginning and end of our most recently completed financial year:

Name	Pension Obligation as of February 1, 2005	Change in Obligation During Year (1)	Pension Obligation as of January 31, 2006	Annual Pension Benefits at Age 65 (2)
Laurent Beaudoin	$12,742,000	$771,000	$13,513,000	$1,115,703 (3)
Pierre Beaudoin	$4,818,000	$1,490,000	$6,308,000	$1,000,000
André Navarri	$352,000	$377,000	$729,000	$406,158 (4)
Pierre Alary	$801,000	$341,000	$1,142,000	$322,875
Carroll L'Italien	$2,219,000	$422,000	$2,641,000	$300,641

(1) The change in obligation includes interest on the obligation at the beginning of the year, the cost of membership during the year, changes in interest rate assumptions as a result of changes in long-term bond yields, changes in salary and changes in exchange rates.
(2) Based on the most recently disclosed compensation levels.
(3) Mr. Laurent Beaudoin is already receiving such pension benefits.
(4) An exchange rate of $1.4889 was used for conversion into Canadian dollars of the pension benefits to be paid in euros to Mr. André Navarri upon his retirement.

The amounts presented in the tables above are estimates based on assumptions and employment conditions that can change over time. The assumptions used for the individual calculations are the same as those used for the computation of pension obligations in our financial statements. The method used to determine any estimated amounts may differ from that used by other companies and, for that reason, comparing the estimated amounts of our pension obligations with those of other companies is of limited use and any such comparison should be used with caution.

Employment Arrangements

Pursuant to our current employment practices, the salary of each of our Named Executive Officers (other than our Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin) is revised and set on an annual basis by the Human Resources and Compensation Committee. Our Named Executive Officers are also entitled to receive bonus payments, if declared, and are eligible to participate in our long-term incentive plans. See the "Report of the Human Resources and Compensation Committee" which follows for more information on our executive compensation policy.

In addition to the foregoing, we have entered into an employment agreement with Mr. Navarri that is governed by French law. Accordingly, Mr. Navarri would be entitled to receive a separation allowance in an amount equal to 24 months of basic salary and target bonus in the event his employment is terminated by Bombardier.

On June 17, 1999, we entered into an employment agreement with Mr. L'Italien pursuant to which he would be entitled to receive a separation allowance in an amount equal to 18 months of basic salary in the event his employment is terminated by Bombardier.

As of the date of this Management Proxy Circular, no other termination or severance agreement or arrangement, including change-of-control arrangements, had been signed by Bombardier with any other Named Executive Officer.

Report of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee, or the HRCC, is responsible for monitoring the compensation policy of the Corporation that rewards the creation of shareholder value and reflects an appropriate balance between the short-term and long-term performance of Bombardier and for assessing the performance of the Corporation's senior executives and determining their compensation. The Committee also reviews, reports and provides recommendations to the Board of Directors on succession planning matters.

The HRCC has the authority to retain any independent consultants to advise on total compensation policy matters, including fixing their fees and the terms and conditions of their engagement. The HRCC has retained the services of Towers Perrin to obtain their expertise with respect to the trends and practices of executive compensation. Towers Perrin reports directly to the HRCC on these matters. Towers Perrin also provides consulting services to the management of Bombardier, mainly on actuarial issues related to some of its pension plans worldwide.

As of January 31, 2006, the HRCC consisted of four independent directors, namely Mr. Jean C. Monty who is its Chairman, and Messrs. André Bérard, James E. Perrella and Carlos E. Represas. The Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the Senior Vice President, Mr. Carroll L'Italien, also attend meetings of the HRCC, but they do not have the right to vote on any matter before the HRCC. Messrs. Beaudoin and L'Italien do not participate in discussions concerning their own compensation and are required to leave the meetings when appropriate. The number of meetings held by the HRCC during the last financial year and the attendance records of its members are set out on page 11 of this Management Proxy Circular.

Leadership development and succession planning

Bombardier is committed to building a strong leadership team in support of achieving its business objectives. The foundation for this commitment is a well-established performance management process (PMP) which links the achievement of business objectives with the personal development of leaders across the organization. The PMP sets the stage for our leadership review and succession plan (LSP), which is focused on strengthening our long-term leadership capability. The LSP is a bottom-up process originating in the operating groups and culminating in a detailed review by the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the Senior Vice President, Mr. Carroll L'Italien, of bench strength status and action plans affecting the most senior leaders and positions. More specifically, the LSP addresses components such as overall leadership quality and depth, succession candidates for key positions, identification of high potentials and progress on development plans. A summary overview of the LSP is reviewed by the HRCC, which also monitors progress on the action plans identified in the LSP on a regular basis.

Compensation policy of the Corporation

The compensation policy of the Corporation is designed to maximize the overall performance of Bombardier through the appropriate individual performance of its executives. The overall goals of the compensation policy are to attract, retain and motivate the executives to increase business performance and enhance shareholder value. During the past year, the HRCC thoroughly reviewed and approved the Corporation's executive compensation policy based on the recommendation of Towers Perrin and in line with best market practices.

Bombardier's executive compensation policy focuses on total compensation: base salary, annual short-term incentives, long-term incentives, pension, benefits and perquisites. Each of these components is considered in the benchmarking of the executive positions with the market. The Corporation's philosophy is to position the total executive compensation package at the median (50th percentile) of local markets.

Benchmarking is performed annually by Towers Perrin who are responsible for the gathering of comparator information relevant to Bombardier's executive positions. The composition of the comparator group is reviewed every year to ensure its continued relevance.

Base salary

Executive positions are benchmarked with positions of similar responsibility in their respective local markets. For example, executive positions based in Germany are compared with similar positions in German companies comparable in size and complexity with Bombardier. For Canadian-based positions, a comparator group including large Canadian companies with international operations is used.

Annual short-term incentive plans

Our philosophy is to link our incentive plans to the overall performance of the Corporation.

The objective of our short-term incentive plan is to motivate our employees to achieve and surpass the financial objectives approved by the Board of Directors at the beginning of each financial year.

On February 20, 2005, the HRCC approved the financial drivers of the incentive plan for the financial year ending January 31, 2006. The bonus targets for Bombardier Aerospace and Bombardier Transportation were based on their respective figures for free cash flow and earnings before interest and taxes. For the Corporate Office, the bonus targets were based on a blended average of the Bombardier Aerospace and Bombardier Transportation results as well as specific corporate objectives. The plan specifies the target and maximum annual bonus as a percentage of base salary. These percentages vary based on the level of the position held, and the payout potential can reach twice the target. The plan restricts the total bonus envelope to a predetermined percentage of earnings before interest and taxes. If the predetermined financial objectives are not met, all bonuses payable are proportionately reduced to remain within the limits of the bonus envelope.

On March 27, 2006, the HRCC reviewed and approved the bonus payable for the financial year ended January 31, 2006. Bombardier Aerospace and Bombardier Transportation partially attained their respective targets and the bonus to which eligible employees would have been entitled was impacted accordingly. The results for the Corporate Office were also impacted by the application of the blended average of the Bombardier Aerospace and Bombardier Transportation results.

Long-term incentive plans

Our long-term incentive objectives are to align our management's interest with shareholder value growth and to retain key talent. We grant long-term incentives on an annual basis, based on benchmark data of the comparator group and on individual executive performance. Bombardier's annual grant of stock options is within a 1% dilution limit.

The role of the HRCC is to review the provisions of the long-term incentive plans and to make appropriate recommendations to the

Board of Directors to modify them, if required. It also determines the size of grants to be awarded by the Board of Directors to our executives. On March 29, 2005, the 2005-2006 stock option plan, the aggregate number of stock options to be granted and the introduction of the new PSU Plan (please refer to pages 18 and 19 of this Management Proxy Circular for details) were approved by the Board of Directors upon the recommendation of the HRCC. On May 30, 2005, the numbers of stock options and PSUs granted to each individual executive were approved by our Board of Directors upon the recommendation of the HRCC.

In 2003, the Stock Option Plan (please refer to pages 16 and 17 of this Management Proxy Circular for details) was modified to include specific performance targets. In 2004, such performance targets were increased to better reflect market realities. Since 2003, the participants are required to keep at least 25% of shares purchased upon the exercise of options for a minimum of one year.

Pension plan, benefits and perquisites

Our objective is to have our pension and benefits at the median of our comparator group. We provide a limited number of perquisites, such as car allowance and financial counseling to certain executives. We use external consultants to evaluate our pension and benefits and compare these results with the data of the comparator group. More information about our pension plan costs and features is available on pages 19 to 21 of this Management Proxy Circular.

Relative Weighting of Each Compensation Element

The relative weighting of each element of direct compensation is aligned with each executive's ability to influence our short- and long-term performance.

The following table shows the percentage of each component comprising our Named Executive Officers' total direct compensation package:

Name	Base Salary	Annual Short-Term Incentive	Long-Term Incentive	Other Compensation
Laurent Beaudoin	0%	60%	0%	40% (1)
Pierre Beaudoin	32%	29%	39%	0%
André Navarri	32%	29%	39%	0%
Pierre Alary	37%	33%	30%	0%
Carroll L'Italien	37%	33%	30%	0%

(1) Retirement pension and fees received in his capacity as Chairman of the Board.

Chief Executive Officer's compensation

Mr. Laurent Beaudoin assumes the responsibilities of Chief Executive Officer in addition to those of Chairman of the Board. Since October 1, 2003, Mr. Beaudoin has been receiving the pension to which he is entitled under our basic pension plan and our supplemental pension plan. As Chairman of the Board, he is also paid annual fees. A description of Mr. Beaudoin's compensation is set out on page 15 of this Management Proxy Circular. At its meeting held on March 29, 2005, the HRCC reviewed an incentive compensation proposal for Mr. Laurent Beaudoin, in view of his additional role as Chief Executive Officer as of December 13, 2004. The overall value of this incentive package was set so that the sum of his annual pension and such incentive was within total compensation benchmarks for comparable positions in the marketplace. The incentive was targeted at $2 million for the financial year ended January 31, 2006 and it was determined primarily as a function of the earnings and cash flow targets of Bombardier Aerospace and Bombardier Transportation and for the remainder of the incentive amount, the HRCC established other strategic considerations as targets. The resulting incentive payment was to be paid either in cash or in equivalent value, at the option of Mr. Laurent Beaudoin.

At its meeting held on March 27, 2006, the HRCC agreed to recommend to the Board of Directors, given the improvement in the financial performance of the Corporation, a $1.4 million incentive compensation payment to Mr. Laurent Beaudoin for the financial year ended January 31, 2006. Mr. Laurent Beaudoin has elected to receive this sum in the form of deferred share units. The HRCC also approved for recommendation to the Board of Directors a similar short-term incentive plan for Mr. Laurent Beaudoin for the financial year ending January 31, 2007, with a target of $2.5 million. Again, the performance criteria were set primarily against the earnings and cash flow targets of Bombardier Aerospace and Bombardier Transportation as well as against other strategic objectives of the Corporation.

Submitted on March 27, 2006, by the Human Resources and Compensation Committee of the Board of Directors of Bombardier.

Jean C. Monty, Chairman

André Bérard   James E. Perrella   Carlos E. Represas

Section 4 : Additional Information

Performance Graph



Performance of the Class B subordinate shares of Bombardier Inc.
from January 31, 2001 to January 31, 2006
(Index: Closing Price 01/31/01 = 100)
200
150
100
50
0
Compounded Annual Growth Rate
(including dividends)
Bombardier: -33.30%(1)
S&P/TSX: 6.99%
S&P/TSX
Bombardier
Market capitalization:
$33,523 M (CDN)
Market Capitalization:
$5,216 M (CDN)
Jan. 2001
Jan. 2002
Jan. 2003
Jan. 2004
Jan. 2005
Jan. 2006
(1) Return on Class B subordinate shares

Statement of Corporate Governance Practices

We at Bombardier have always believed that what benefits our shareholders is of equal benefit to us. That is why we have always applied good corporate governance practices to ensure the proper management of Bombardier and to create sustained profitability and, therefore, enhance shareholder value.

In the past few years, there have been numerous developments in the field of corporate governance, including the coming into force in Canada of *Multilateral Instrument 52-110 – Audit Committees*, or MI 52-110, which sets out rules regarding the composition and responsibilities of public company audit committees, *National Policy 58-201 – Corporate Governance Guidelines*, or NP 58-201, and *National Instrument 58-101 – Disclosure of Corporate Governance Practices*, or NI 58-101 as well as amendments to MI 52-110 to ensure that the definition of "independence" is consistent in each of NI 58-101 and MI 52-110.

As more fully described below, we have adopted and implemented corporate governance policies and practices that already comply with and, in certain instances, surpass, these practices and rules. We believe that this demonstrates our commitment to lead, not follow, in matters of corporate governance.

The Board of Directors of Bombardier

Composition

- As of the date of this Management Proxy Circular, the Board of Directors of Bombardier is composed of 15 directors. Detailed information on each of these directors is found on pages 6 to 10 and their respective attendance records at Board and Committee meetings is found on page 11 of this Management Proxy Circular
- The Chairman of the Board of Directors is Mr. Laurent Beaudoin. In December 2004, the Board of Directors approved the creation of the Office of the President to help ensure that Bombardier's focus is closely aligned with the best interests of all shareholders and to provide for continuity of leadership while the Corporation's long-term strategy for value creation is implemented. The Office of the President regroups strategic and executive management responsibilities. As a result, Mr. Laurent Beaudoin assumes the added responsibilities of Chief Executive Officer while Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace, and Mr. André Navarri, President of Bombardier Transportation, continue to focus primarily on the day-to day operations of their respective businesses.
- The Corporate Governance and Nominating Committee has determined that nine of the 15 current directors of the Corporation are independent, thus representing a majority of the members of the Board of Directors.

Director	Management	Independent	Not Independent
Laurent Beaudoin	Chairman of the Board and Chief Executive Officer of Bombardier		Husband of Mrs. Claire Bombardier Beaudoin who, through holding corporations which she controls, either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine, holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier. Father of Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace. Brother-in-law of Mr. J. R. André Bombardier, Vice Chairman, Mr. Jean-Louis Fontaine, Vice Chairman, and Mrs. Janine Bombardier, a director of the Corporation.
Pierre Beaudoin	President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier		Son of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mrs. Claire Bombardier Beaudoin. Nephew of Mrs. Janine Bombardier, a director of the Corporation, Mr. J. R. André Bombardier, Vice Chairman, and Mr. Jean-Louis Fontaine, Vice Chairman.
André Bérard		✓	
J.R. André Bombardier	Vice Chairman of Bombardier		Brother-in-law of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mr. Jean-Louis Fontaine, Vice Chairman and brother of Mrs. Janine Bombardier, a director of the Corporation. Uncle of Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace. Through holding corporations which he controls, either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine, Mr. J. R. André Bombardier holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier.
Janine Bombardier			Sister-in-law of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, and Mr. Jean-Louis Fontaine, Vice Chairman and sister of Mr. J.R. André Bombardier, Vice Chairman. Aunt of Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace. Through holding corporations which she controls, either directly or in concert with Mrs. Claire Bombardier Beaudoin and Mrs. Huguette Bombardier Fontaine and Mr. J. R. André Bombardier, Mrs. Janine Bombardier holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier.

Director	Management	Independent	Not Independent
L. Denis Desautels		✓	
Michael J. Durham		✓	
Jean-Louis Fontaine	Vice Chairman of Bombardier		Brother-in-law of Mr. Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, of Mr. J.R. André Bombardier, Vice Chairman and of Mrs. Janine Bombardier, a director of the Corporation. Uncle of Mr. Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace. Husband of Mrs. Huguette Bombardier Fontaine who, through holding corporations which she controls, either directly or indirectly with Mr. J.R. André Bombardier and Mrs. Claire Bombardier Beaudoin and Mrs. Janine Bombardier, holds the majority of all voting rights attached to all the issued and outstanding shares of Bombardier.
Daniel Johnson		✓	
Jean C. Monty		✓	
André Navarri	President of Bombardier Transportation and Executive Vice President of Bombardier		✓
James E. Perrella		✓	
Carlos E. Represas		✓	
Federico Sada G.		✓	
Heinrich Weiss		✓	

Responsibilities of the Board of Directors

- **Mandate of the Board of Directors** The mandate of the Board of Directors is reproduced at Schedule "B" to this Management Proxy Circular (see pages 34 and 35).

- **Stewardship of Bombardier** In accordance with the *Canada Business Corporations Act* (the "CBCA") and as stated in its mandate, the role of our Board of Directors is to supervise the management of Bombardier's business and affairs with the objective of creating sustained profitability and, therefore, enhancing shareholder value.

  It is the role of the corporate management to conduct the day-to-day operations of Bombardier in a way that is consistent with the strategy, business plan and budget approved by the Board of Directors. In this context, the Office of the President, composed of the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, the President and Chief Operating Officer of Bombardier Aerospace, Mr. Pierre Beaudoin, and the President of Transportation, Mr. André Navarri, makes recommendations to the Board of Directors with respect to matters of corporate strategy and policy. The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.

  The Board of Directors decides all matters coming under its jurisdiction pursuant to the CBCA, Bombardier's articles of incorporation and by-laws, any applicable legislation, the policies of Bombardier or the mandate of the Board of Directors and the charters of its Committees. It also acts in accordance with the Code of Ethics and Business Conduct of Bombardier. The Board of Directors may assign to one of its Committees the prior review of any issues for which the Board is responsible. The recommendations of a Committee remain, however, subject to the approval of the Board of Directors.

Any responsibility which is not delegated to either corporate management or a Committee of the Board of Directors remains with the Board of Directors. In general, all matters or policies and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board of Directors or of a Board Committee to which approval authority has been delegated.

- **Strategic planning** Every year, the President and Chief Operating Officer of Bombardier Aerospace, the President of Bombardier Transportation and other senior executives from the Corporate Office present, during a special session, the strategic plan, business plan and budget for the review and approval of the Board of Directors. As provided for under its mandate, the duties of the Board of Directors include adopting a strategic plan presented by corporate management and updating it, on at least an annual basis, by taking into account, among other things, the opportunities and risks of the business of Bombardier and the emerging trends. The Board's duties also include monitoring the implementation of the strategic plan by the corporate management.

  The Board of Directors also adopts each year an appropriate business plan and budget and reviews them on a quarterly basis.

- **Risk Management** Pursuant to its mandate, the Board of Directors reviews overall business risks and the practices and policies for dealing with these risks.

  In this context, it has delegated to the Audit Committee the responsibility to review the risk assessment process that is in place throughout Bombardier in order to identify, assess and manage the principal risks of Bombardier's businesses.

- **Human Resources** In accordance with its charter, the Human Resources and Compensation Committee reviews, reports and, where appropriate, submits recommendations to the Board of Directors, at least once a year, regarding the succession planning for the position of Chief Executive Officer of Bombardier.

  In addition, it ensures that the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, has put in place and is monitoring succession planning systems and policies for senior executives.

  The Committee reviews and recommends to the Board of Directors the appointment of the Chief Executive Officer and the senior executives reporting to him.

  The Committee assesses the performance of the Chairman of the Board and Chief Executive Officer against his objectives set at the beginning of each financial year and in light of such factors deemed appropriate and in the best interests of Bombardier, and it then submits its recommendations to the Board of Directors.

  The Committee also reviews the performance assessment of other senior executives and reports its findings and conclusions to the Board of Directors.

- **Communications policy** On November 20, 2001, the Board of Directors adopted a corporate disclosure policy, which was updated on May 26, 2004 and February 21, 2006. Its objective is to ensure that communications to the investing public about Bombardier are (i) timely, factual and accurate, and (ii) disseminated in a fair and impartial manner in accordance with all applicable legal and regulatory requirements. Among other matters, the policy outlines how Bombardier should interact with analysts, investors, the media and other people and contains measures intended to ensure compliance with its timely disclosure obligations and avoid making selective disclosure of information. The Audit Committee has the responsibility, under its charter, of monitoring this policy and updating it, when needed.

  Each of the Board of Directors and the Audit Committee reviews and, where required, approves all major communications about Bombardier, including annual and quarterly financial statements and related management's discussion and analysis, financing documents and press releases in relation thereto or significant matters or issues affecting the Corporation as a whole prior to their dissemination and/or filing.

  In addition, there is also a process to respond to questions and concerns raised by shareholders and other stakeholders. All communications from shareholders and other stakeholders are referred to the appropriate corporate senior executive for response, consideration or action. If and when significant issues are raised, corporate management will promptly advise the Board of Directors of such matters.

  Bombardier communicates with its shareholders and other stakeholders, securities analysts and the media regularly on developments in its businesses and results, through its annual report, financial statements and, when needed, reports to shareholders, press releases and material change reports.

- **Financial reporting** The Board of Directors has delegated to the Audit Committee the responsibility of monitoring and assessing the quality and integrity of Bombardier's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems. For this purpose, the Audit Committee reviews various presentations made periodically by the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, or the external auditors, Ernst & Young, LLP, as the case may be.

Committees of the Board of Directors

- The Board of Directors of Bombardier has four Committees. The charter of each Committee provides a position description for its respective chair. Essentially, the chair provides leadership to enhance the effectiveness of the Committee. The chair also sets the agenda, ensures that the conduct of meetings provides adequate time for discussion of relevant issues and ensures that the outcome of meetings is reported to the Board of Directors.

- **Audit Committee** It consists of five directors, all of whom are independent. They are also all financially literate as required by MI 52-110.

  Mr. L. Denis Desautels is its Chairman and Messrs. André Bérard, Daniel Johnson, Michael J. Durham and Dr. Heinrich Weiss are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by this Committee during the last financial year and the attendance records of its members.

  The Charter of the Audit Committee is reproduced at Schedule "C" attached to this Management Proxy Circular (see pages 36 to 39).

  Pursuant to its charter, the mandate of the Committee is to help the directors meet their responsibilities with respect to accountability, to assist in maintaining good communication between the directors and the external auditors of Bombardier, Ernst & Young, LLP, to assist in maintaining the independence of Ernst & Young, LLP, to maintain the credibility and objectivity of the financial reports of Bombardier, and to investigate and assess any issue that raises significant concerns with the Committee. The Committee periodically monitors the adequacy and effectiveness of the disclosure controls and systems of internal control of Bombardier through the reports provided by the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, and Ernst & Young, LLP, as the case may be.

  As a general rule, all meetings of the Committee are attended by the Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, the Senior Vice President and Treasurer as well as by the representatives of Ernst & Young, LLP, the external auditors of Bombardier. During such meetings, the Committee also holds private sessions with each of the Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditors to discuss various topics of interest.

- **Human Resources and Compensation Committee** It consists of four directors, all of whom are independent.

  Mr. Jean C. Monty acts as its Chairman and Messrs. André Bérard, James E. Perrella and Carlos E. Represas are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by the Committee during the last financial year and the attendance records of its members.

  Pursuant to its charter, this Committee has the mandate to oversee the succession planning for the Chief Executive Officer and senior executives' positions. In addition, the Committee assesses the performance of the Chairman and Chief Executive Officer, Mr. Laurent Beaudoin, and the senior executives reporting to him and determines their compensation.

  The Committee also reviews and approves a total compensation policy that takes into account, among other things, (i) base salary, (ii) short-term and long-term incentives, and (iii) retirement benefits and perquisites. It reviews the design of equity-based compensation plans with respect to the granting of stock options and performance stock units and makes appropriate recommendations to the Board of Directors for its approval.

  The Committee also reviews the salary classes as well as the levels and degrees of participation in incentive compensation programs whether bonuses or plans based on the evolution of the market performance of Bombardier's shares.

  The report of the Committee on pages 21 to 23 of this Management Proxy Circular provides more information on its activities, and in particular, Bombardier's executive compensation policy.

- **Corporate Governance and Nominating Committee** It consists of four directors, all of whom are independent.

  Mr. James E. Perrella chairs this Committee and Messrs. Daniel Johnson, Jean C. Monty and Federico Sada G. are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by this Committee during the last financial year and the attendance records of its members.

  The charter of this Committee provides that it has the responsibility to monitor the selection criteria for candidates as directors and the credentials of nominees for election or re-election as members of the Board of Directors, the composition of the Board of Directors and its Committees as well as their performance and the remuneration of our non-executive directors.

  The Committee also oversees the evolution of Bombardier's corporate governance practices and policies, including its Code of Ethics and Business Conduct to ensure that Bombardier continues to comply with high standards of corporate governance.

- **Retirement Pension Oversight Committee** It consists of five directors, all of whom are independent.

  Mr. André Bérard acts as its Chairman and Messrs. L. Denis Desautels, Michael J. Durham, Daniel Johnson and Carlos E. Represas are the other members. Please refer to page 11 of this Management Proxy Circular for the number of meetings held by this Committee during the last financial year and the attendance records of its members.

  Pursuant to its charter, the Committee has the mandate to oversee, review and monitor the performance of Bombardier's obligations towards its various pension plans and matters related thereto and also to review and monitor the investment of assets of the pension plans and to report to the Board of Directors.

Lead Director

In 2003, Mr. Laurent Beaudoin, who was then Executive Chairman of the Board, recommended that the Board of Directors should appoint a Lead Director, because he was not independent. Accordingly, since then the Board has named Mr. James E. Perrella to act as the Lead Director. Mr. Perrella is an independent director and he is also the Chairman of the Corporate Governance and Nominating Committee.

Meetings of the independent directors

A formal structure is in place to enable the Board of Directors to function independently of the management of Bombardier.

As required, after a meeting of the Board of Directors, the directors who are not part of corporate management and/or the majority shareholder, namely the Bombardier family, meet privately under the chairmanship of Mr. James E. Perrella, in his capacity as the Lead Director. They have, however, no decision-making power. The Lead Director transmits to the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, any comments, questions or suggestions raised during such meetings.

Between February 1, 2005, January 31, 2006, five meetings were held by the independent directors.

Nomination and compensation of directors

The Corporate Governance and Nominating Committee, composed of independent members, has the responsibility of annually reviewing the credentials of nominees for election or re-election as members of the Board of Directors, monitoring the size and composition of the Board of Directors and its Committees to ensure effective decision-making and submitting its recommendations to the Board. As a result of the most recent assessment of the performance of the Board of Directors by its members, the Corporate Governance and Nominating Committee and the Board of Directors are of the view that its size and composition as well as the mix of talents, quality and skills are well suited to Bombardier's current circumstances and needs and allow for its efficient functioning as a decision-making body and promote sound governance.

In consultation with the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, the Committee determines appropriate selection criteria, including any additional skills deemed to be beneficial, when considering Board candidates, by taking into account Bombardier's circumstances and needs, whenever new directors have to be recruited.

Mr. Laurent Beaudoin, in cooperation with the Committee, identifies potential candidates as directors and the Committee examines such candidacies and makes appropriate recommendations to the Board of Directors. Prior to agreeing to join our Board of Directors, a candidate is given a clear indication of the workload and time commitment required.

The Committee has the responsibility to review, at least once a year, the compensation of the directors, in light of both market conditions and practices as well as their risks and responsibilities. It reviews the types of compensation and the amounts paid to directors of comparable publicly traded companies in Canada and makes appropriate recommendations to the Board of Directors. Any such review covers the members of the Board who are not officers of the Corporation as well as the Committee members and chairs. The Committee has retained the services of Towers Perrin to be advised on the current trends and best practices in this area. Towers Perrin also provides services to the Human Resources and Compensation Committee on total compensation policy for executives and also, to the corporate management of Bombardier, mainly on actuarial issues related to some of the pension plans.

The Committee also annually reviews director share ownership guidelines.

The compensation received by the directors during the most recently completed financial year is described on pages 13 and 14 of this Management Proxy Circular.

Assessment of the directors

Each year, the Corporate Governance and Nominating Committee conducts an evaluation of the performance and effectiveness of the Board of Directors and its Committees. Detailed questionnaires are submitted by the Corporate Secretary to the members of the Board of Directors and those of each Committee and a summary of the results of each evaluation is prepared for review by the Corporate Governance and Nominating Committee and the Chairman of the Board and Chief Executive Officer.

Directors also meet with both the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, and the Chairman of the Corporate Governance and Nominating Committee, Mr. James E. Perrella, to discuss their respective performance throughout the past year and to discuss any matter or issue they wish.

Based on the results of these evaluations, the Corporate Governance and Nominating Committee then assesses with the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, the operation and strategic direction of the Board and its Committees, their size, composition and structure, the performance of the directors both as a group as well as individually, the adequacy of information given to the directors, the communication between the Board and the corporate management and the processes related to the Board and its Committees. The Corporate Governance and Nominating Committee presents its findings and conclusions to the Board of Directors. The members of the Board of Directors and those of each Committee also receive a summary of the results of their respective evaluations for their review.

Mandates of the Chairman of the Board and Chief Executive Officer

The Board of Directors has adopted formal mandates which set out specific responsibilities for both the Chairman of the Board and the Chief Executive Officer.

The Chairman of the Board is mainly responsible for ensuring that the Board of Directors carries out its responsibilities effectively and clearly. The Chairman's specific responsibilities include:

- managing the Board and setting the agenda in consultation with the Presidents of Bombardier Aerospace and Bombardier Transportation who are members of the Office of the President;
- providing leadership to enhance Board effectiveness and ensuring that the Board works as a cohesive team;
- working with the Corporate Governance and Nominating Committee to ensure Board quality and continuity by:
  - reviewing the performance of the Board, its Committees and individual directors;
  - making sure the skills and competencies of individual directors are incremental to the Board as a whole; and
  - ensuring that the Board develops clear position descriptions for the Chairman and the chair of each Board Committee.

The Chief Executive Officer is responsible for the management and execution of Bombardier's strategic and operational plans.

The specific responsibilities of the Chief Executive Officer include:

- executing the Board's resolutions and policies;
- providing long-term strategic orientation in the form of a strategic plan and a business plan;
- managing Bombardier's commercial and internal affairs by:
  - assuming responsibility for capital management and financial management;
  - implementing decisions with respect to acquisitions, divestitures, financings and similar activities, subject to prior approval of the Board;
  - ensuring that Bombardier has effective disclosure controls and procedures and internal controls in place; and
  - identifying, assessing and managing the risks involved in the course of business; and
- representing Bombardier to external groups.

The corporate objectives which the Chairman of the Board and Chief Executive Officer, Mr. Laurent Beaudoin, is responsible for meeting are determined by the business plan and budget approved each year by the Board of Directors.

The performance of the Chairman of the Board and Chief Executive Officer is assessed against the achievement of the business plan and the budget and it may also be assessed, in part, in relation to specific objectives that have been fixed for him by the Board of Directors upon the recommendation of the Human Resources and Compensation Committee.

Orientation and continuing programs

- **Orientation programs for new directors** The Corporate Governance and Nominating Committee has implemented an orientation program for new directors, which enables them to participate in an initial information session on Bombardier in the presence of some of its senior executives to learn about, among others, the business of Bombardier, its financial situation and its strategic planning.

  In addition, new directors are furnished with appropriate documentation, including a director's manual, providing them with information about, among other matters, the corporate governance practices of Bombardier, the structure of the Board of Directors and its Committees, its history, its current commercial activities, its corporate organization, the charters of the Board and its Committees setting forth their respective roles and responsibilities, Bombardier's articles of incorporation and by-laws, the Code of Ethics and Business Conduct and relevant corporate policies.

  The meetings in which new directors participate (including the annual review sessions of the strategic plans and budgets) as well as discussions with other directors and with Bombardier's senior executives also permit new directors to familiarize themselves rapidly with Bombardier's operations.

- **Continuing education program for directors** Bombardier also has a program to facilitate the continuing education of its directors which provides them with access, on an ongoing basis, to information as to the best practices associated with boards and committees and as to emerging trends that may be relevant to their role as directors.

  In addition Bombardier's corporate management periodically makes presentations to the directors on various topics, trends and issues related to Bombardier's activities during the meetings of the Board or its Committees, as the case may be, which helps the directors to constantly improve their knowledge about Bombardier and its businesses.

  Visits to Bombardier's various facilities are also arranged, from time to time, for the Board of Directors as are individual visits on request.

Ethical business conduct

- Bombardier has a Code of Ethics and Business Conduct. It is available in 12 languages on our website at www.bombardier.com.
- A Corporate Compliance Officer was appointed in early 2004 to ensure full adherence to applicable laws and regulations and strict compliance with Bombardier's Code of Ethics and Business Conduct.
- The Code applies at all times, without exception, to all the members of our Board of Directors and to all Bombardier employees and managers. Bombardier's suppliers and partners, as well as third parties (such as agents), are also expected to adhere to the Code when dealing with or acting on behalf of Bombardier.
- The Code explains the standards of behaviour expected from everyone to whom it applies in his/her daily activities and in dealings with others. It does not foresee every situation that might arise. Rather, it identifies guiding principles to help one make decisions consistent with Bombardier's values and reputation.

- The Code outlines the key responsibilities of leaders within Bombardier which are to provide a model of high standards of ethical conduct and to create a work environment reflecting both the content and the spirit of the Code.

- Senior managers are required to take part in a mandatory Code compliance certification process. The certification process is designed to provide management with additional assurance on public disclosures and required corporate officer certifications, help integrate the Code into Bombardier's governance system, ensure that the Code is a top priority with leadership and promote integrity as a core value.

Hiring of outside advisors

With the prior authorization of the Corporate Governance and Nominating Committee, each director or Committee may, when needed, retain the services of outside advisors at the expense of Bombardier, except the Audit Committee and the Human Resources and Compensation Committee, which do not require any such prior authorization to do so. During the most recently completed financial year, no outside advisor was retained by a director. Ernst & Young, LLP, are the external auditors of Bombardier and work closely with the Audit Committee. When required, Towers Perrin provides various services on specific matters to the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee. Towers Perrin also provides services to the management of Bombardier on various matters.

Directors' and Officers' Insurance

We have in place a Directors' and Officers' Liability program for the benefit of the Corporation, its directors and officers to indemnify them against certain liabilities incurred by them in their capacity as directors and officers of the Corporation, subject to all the terms, conditions and exclusions of the policy. The limit of insurance provided is US$190,000,000 per occurrence and in the aggregate per year, at a cost of US$2,678,750 per annum. The deductible applicable to the Corporation is US$2,500,000 for any insured occurrence.

Available Documentation

Copies of our 2006 Annual Information Form, this Management Proxy Circular and our 2006 Annual Report that includes our audited consolidated financial statements and our management's discussion and analysis for the financial year ended January 31, 2006, as well as our quarterly financial statements filed since the date of our latest audited financial statements, may be obtained on request from our Public Affairs Department or on our website at www.bombardier.com. Financial information related to Bombardier is provided in our comparative financial statements and management's discussion and analysis thereon for the financial year ended on January 31, 2006.

Proposals

Schedule "A" attached to this Management Proxy Circular (see pages 32 and 33) sets out the two shareholder proposals that have been submitted for consideration at our Annual Meeting of shareholders.

Shareholders who will be entitled to vote at our 2007 Annual Meeting of Shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must submit such proposals to our Corporate Secretary no later than January 12, 2007.

Approval of Directors

The contents and the sending of this Management Proxy Circular have been approved by the directors of Bombardier Inc.

Montréal, April 13, 2006

Roger Carle
Corporate Secretary

SCHEDULE "A"
BOMBARDIER INC.
SHAREHOLDER PROPOSALS

The following two shareholder proposals have been submitted for consideration at Bombardier's 2006 Annual Meeting of shareholders. They have each been submitted in French and translated by Bombardier into English.

Proposal A

The *Mouvement d'Éducation et de Défense des Actionnaires (MÉDAC)*, 82 Sherbrooke Street West, Montréal, Québec H2X 1X3, has submitted the following proposal and supporting comments:

It is proposed that any increase in executive compensation and the grant of stock options, pension and severance pay, be subject to the prior approval of the shareholders before coming into effect.

In recent years, executive compensation and other conditions relating to executive employment, termination or retirement have attained gigantic proportions which scandalize a growing number of shareholders. Shareholders are constantly faced with such faits accomplis and are not given any opportunity to express their opinion as to the relevance of or justification for the Board of Directors' recommendations and decisions. That is neither just, nor reasonable nor in conformity with principles of good corporate governance. At best, the current practices are insulting to shareholders in that they deprive shareholders of their right to pass on and approve their Board of Directors' recommendations.

It is time to stop treating shareholders and their representatives as insignificant and at the beck and call of the financial institutions to which they entrust their money. It is the shareholders who are assuming the risks, not the generously paid executives who are appointed to administer their affairs.

The Board of Directors recommends that shareholders VOTE AGAINST this Proposal A.

Board and Management Statement:

As required by the *Canada Business Corporations Act*, the shareholders of Bombardier are asked each year to elect a group of individuals who will make up the Board of Directors. In doing so, they are giving the mandate to the Board of Directors to oversee the management of the business and affairs of Bombardier.

One of the key responsibilities of the Board is to monitor the compensation policy of Bombardier that rewards the creation of shareholder value and reflects an appropriate balance between the short-term and the long-term performance of Bombardier and to assess the performance of its executives and determine their compensation.

This responsibility is delegated by the Board of Directors to the Human Resources and Compensation Committee. This Committee is composed of four independent directors who hold meetings regularly throughout the year. It has retained Towers Perrin, a firm of independent external consultants, to assist it in its work. Towers Perrin provides advice on current trends and best practices with respect to executive compensation.

The main duties of the Committee are to: oversee the succession planning for the Chief Executive Officer and senior executives' positions; to assess the performance of the Chairman and Chief Executive Officer and the senior executives reporting to him and determine their compensation; to review and approve a total compensation policy that takes into account, among others, (i) a base salary, (ii) short-term and long-term incentives, and (iii) retirement benefits and perquisites; to review the design of equity-based compensation plans with respect to the granting of stock options and performance stock units and to make appropriate recommendations to the Board of Directors for its approval; to review the salary classes as well as the levels and degrees of participation in incentive compensation programs whether bonuses or plans based on the evolution of the market performance of Bombardier shares.

The report of the Committee on pages 21 to 23 of this Management Proxy Circular provides more information on its activities during the most recently completed financial year.

The proposal that is submitted for your consideration requires that all matters relating to executive compensation, option grants, pension and severance pay have your prior approval as shareholders. We are of the opinion that such a proposal would significantly restrict the mandate of the Board of Directors to oversee the management of the business and affairs of Bombardier. We are also of the view that it would restrict the flexibility and capacity of the Board of Directors to provide, as part of its responsibilities, competitive compensation packages in order to attract and retain the most qualified and talented executives needed to create sustained profitability for Bombardier and, therefore, enhance shareholder value for you.

Therefore, we recommend that you **VOTE AGAINST** Proposal A.

Proposal B

The *Corporation des Syndics Apostoliques des frères mineurs ou Franciscains*, 5750, Rosemont Boulevard, Montréal, Québec H1T 2H2, has submitted the following proposal and the *Congrégation des Soeurs de Sainte-Anne*, 1950 Provost Street, Lachine, Québec H8S 1P7 supports such proposal:

Whereas:

Throughout 2005, Bombardier was at the centre of a debate due to its participation in the Quinghai-Tibet railway project linking China and Tibet, a debate that focussed on the negative impact the railway could have on the human rights of Tibetan people (http://www.asianpacificpost.com/news/article/839.html);

According to Amnesty International (http://web.amnesty.org/report2005/chn-summary-eng) and the most recent report of the U.S. Department of State (http://www.state.gov/g/drl/rls/hrrpt/2004/41640.htm), Chinese authorities continue to commit human rights violations in Tibet, including torture, arbitrary arrests, detention without trial and extra-judicial killings;

Transnational corporations which have operations in countries that are governed by oppressive regimes or that are known for their bad working conditions place their reputation and their share value at risk in that they may be perceived as responsible for or complicit in human rights abuses in these countries;

Bombardier does not currently disclose a human rights policy that would allow it to manage and avoid such risks efficiently;

The adoption of a human rights policy could result in business benefits to the corporation, such as improving its reputation and its relations with the general public and shareholders and reducing the risks of bad publicity, consumer boycotts, divestment campaigns and legal action;

Several large corporations have already implemented such policies http://www.business-humanrights.org, including Bombardier's European competitor, Siemens, which has adopted the United Nations Global Compact whose first principle relates to respect and protection of human rights.

Be it resolved that:

Shareholders ask the Board of Directors to draft and adopt a human rights policy and to produce an independent report on the progress made in this regard by November 2006.

Supporting Statement:

To meet the growing demands of shareholders and the evolution of international law on human rights within the business sphere of influence and to reflect best practices in this area, such a policy should be based on the following among others:

- The Universal Declaration of Human Rights (UNO) and the United Nations Norms on the Responsibilities of Transnational Corporations and Other Business Enterprises with Regard to Human Rights;
- The principles of the United Nations Global Compact
- The labour standards defined by the International Labour Organization (Conventions 29, 87. 98. 100, 105, 111, 138 and 182);

The policy should also include an implementation plan for all the corporation's operations, including a proactive assessment mechanism and measures to have a social audit performed by credible independent agencies.

The Board of Directors recommends that shareholders VOTE AGAINST this Proposal B.

Board and Management Statement:

The Corporation delivers rail transportation equipment to transport authorities around the world. We are proud to contribute to the growth of public transportation throughout the world since we believe it creates opportunities for economic growth, better access, greater transparency and improved circulation of information to previously isolated regions.

We respect concerns expressed by Tibet support groups about this project. We have maintained a respectful dialogue with these groups, and while we remain open to dialogue, we have made it clear that Bombardier-Sifang-Power Transportation is fully committed to pursuing this project through to completion.

Public transportation decisions everywhere are the responsibility of local, regional or national transport authorities and are governed by the laws and regulations enacted for that purpose.

The Corporation, however, acknowledges it has a role as a corporate citizen, while also recognizing the limits of its influence and the challenges of corporate social responsibility.

Bombardier respects and very much values human rights. These rights include, among others, the right to health and safety in the workplace. The Corporation has already implemented many such measures for its employees in the context of its activities, and has also put in place many initiatives in favour of sustainable development and the environment.

Indeed, the Corporation abides by the principles set out in the Universal Declaration of Human Rights (UNO) and those of the United Nations Global Compact. It also meets the labour standards defined by the International Labour Organization and it will never tolerate any action against any one of these principles.

Social responsibility covers a wide range of very complex issues, and, consequently, the Corporation considers that it must have an integrated approach to these issues, given its presence throughout the world, and that while contemplating the possibility of subscribing to some statement of principles, the Corporation thinks that adopting a very targeted policy on a single aspect of corporate social responsibility is inappropriate.

Therefore, we recommend that you **VOTE AGAINST** Proposal B.

SCHEDULE "B"
BOMBARDIER INC.
MANDATE OF THE BOARD OF DIRECTORS

Mandate of the Board

The role of the Board is to supervise the management of Bombardier's business and affairs with the objective of increasing profitability and, therefore, enhancing shareholder value.

The directors, in exercising their powers and discharging their duties, shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Management's role is to conduct the day-to-day operations in a way that is consistent with the business plan approved by the Board.

The Board decides all matters expressly stated herein to be under its jurisdiction or provided for under the *Canada Business Corporations Act* ("CBCA") or other applicable legislation or Bombardier's articles of incorporation or by-laws (subject always to the power of the Board to delegate to a Committee or to individual directors or officers any part of its authority which it may lawfully so delegate). The Board may assign to any Board Committee the prior review of any issues the Board is responsible for. Board Committee recommendations are subject to Board approval. The Board is to be informed of any Board Committee decisions at the regular Board meeting next following such decision.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A. Approving Bombardier's strategy

- adopting a strategic plan, updating it on at least an annual basis, taking into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the strategic plan by management;
- adopting, on an annual basis, an appropriate business plan which reflects the implementation of the first year of the strategic plan, and reviewing it on a quarterly basis;

B. Monitoring financial matters and internal controls

- through the work and recommendations of the Audit Committee, monitoring the quality and integrity of Bombardier's accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:
  (a) the integrity and quality of Bombardier's financial statements and other financial information and the appropriateness of their disclosure;
  (b) external auditors' independence and qualifications;
  (c) the performance of Bombardier's internal audit function and of Bombardier's external auditors; and
  (d) Bombardier's compliance with its own Code of Ethics and Business Conduct and all applicable legal and regulatory requirements;
- except to the extent delegated by the Board, the responsibility of all decisions involving a minimum amount, as provided in the Administration Policy pertaining to the various levels of authority;
- based on the recommendations of the Audit Committee, recommending to the shareholders of Bombardier the appointment of its external auditors;
- through the work and recommendations of the Audit Committee, ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of Bombardier's business;
- adopting communications policies and monitoring Bombardier's investor relations programs; Bombardier's communications policies (i) address how Bombardier interacts with analysts, investors, other key stakeholders and the public, (ii) contain measures for Bombardier to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and (iii) are reviewed at least annually.

C. Monitoring pension fund matters

- through the work and recommendations of the Retirement Pension Oversight Committee, monitoring and reviewing Bombardier's pension fund investment policies and practices, in the context of pension plan liabilities.

D. Monitoring environmental matters

- through the work and recommendations of the Audit Committee, monitoring and reviewing, as appropriate, Bombardier's environmental policies and practices and overseeing their compliance with applicable legal and regulatory requirements.

E. Monitoring occupational health and safety matters

- through the work and recommendations of the Human Resources and Compensation Committee, monitoring and reviewing, as appropriate, Bombardier's occupational health and safety policies and practices and overseeing their compliance with applicable legal and regulatory requirements.

F. Assessing and overseeing the succession planning of the Chief Executive Officer and senior executives through the work and recommendations of the Human Resources and Compensation Committee:

- choosing the Chief Executive Officer, approving the appointment of senior executives (as defined in the charter of the Human Resources and Compensation Committee) and monitoring the Chief Executive Officer's and senior executives' performance;
- ensuring that an appropriate portion of the Chief Executive Officer and senior executives' compensation is tied to both the short and longer-term performance of Bombardier;
- ensuring that processes are in place for the recruitment, training, development and retention of senior executives who exhibit high standards of integrity and competence.

G. Monitoring corporate governance issues through the work and recommendations of the Corporate Governance and Nominating Committee:

- monitoring the size and composition of the Board to ensure effective decision-making;
- overseeing management in the competent and ethical operation of Bombardier;
- monitoring Bombardier's approach to governance issues and monitoring and reviewing, as appropriate, Bombardier's Corporate Governance Manual and policies;
- reviewing, from time to time, Bombardier's Code of Ethics and Business Conduct applicable to Bombardier's directors, officers, and employees;
- ensuring the annual performance assessment of the Board, Board committees, board and committee chairs and individual directors and determining their remuneration;
- recommending to the Board (i) the Board nominees for election at the annual meeting of shareholders or (ii) up to two nominees to be appointed by the Board as additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders or (iii) the nominees to fill Board vacancies.

H. The Lead Director

- prior to or after each regular meeting of the Board, if required, the independent directors will meet under the chairmanship of the Lead Director who should preferably be the Chairman of the Corporate Governance and Nominating Committee;
  - additional meetings may be held at the request of any independent director;
  - thereafter, the Lead Director will transmit to the Chairman of the Board and Chief Executive Officer, any comment, question or suggestion of independent directors;
  - independent directors have no decision-making power;
  - independent directors may provide for their own procedure such as secretariat, notices of meeting, minutes and similar matters;
  - their quorum is composed of a majority of the independent directors.

SCHEDULE "C"
BOMBARDIER INC.
CHARTER OF THE AUDIT COMMITTEE

Audit Committee

1.1 Membership and Quorum

- Five directors who shall all be outsiders, unrelated and independent.
- All the members of the Audit Committee shall be financially literate or shall become financially literate within a reasonable period of time after their appointment to the Audit Committee; a member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Bombardier's financial statements.
- Quorum: a majority of the members.

1.2 Frequency and Timing of Meetings

- Normally, in conjunction with Bombardier Board meetings.
- At least four times a year and as necessary.

1.3 Chairman of the Audit Committee

One of the members of the Audit Committee shall act as its Chairman. The responsibilities of the Chairman of the Audit Committee include the following:

A. PROVIDING LEADERSHIP TO ENHANCE THE AUDIT COMMITTEE'S EFFECTIVENESS

- ensuring that the Audit Committee works as a cohesive team and providing the leadership essential to achieve this;
- ensuring that the resources available to the Audit Committee (in particular timely and relevant information) are adequate to support its work.

B. MANAGING THE AUDIT COMMITTEE

- setting the agenda of the Audit Committee, in consultation with the Senior Vice President and Chief Financial Officer, and prior to the meeting of the Audit Committee, circulating the agenda to the members of the Audit Committee;
- adopting procedures to ensure that the Audit Committee can conduct its work effectively and efficiently, overseeing the Audit Committee structure and composition, scheduling and management of meetings;
- ensuring that the conduct of the Audit Committee meetings provides adequate time for serious discussion of relevant issues;
- ensuring that the outcome of the meeting of the Audit Committee and any material matters reviewed at such meeting are reported to the Board at its next regular meeting.

1.4 Mandate of the Audit Committee

A. PURPOSE

The Audit Committee is a Committee of the Board formed to assist it in overseeing the financial reporting process.

B. OBJECTIVES

The objectives of the Audit Committee are:

- to help the directors meet their responsibilities with respect to accountability;
- to assist in maintaining good communication between the directors and the external auditor;
- to assist in maintaining the external auditor's independence;
- with the assistance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, to ensure that an appropriate system of internal accounting and financial controls is maintained in view of the major business risks facing Bombardier;
- to maintain the credibility and objectivity of financial reports;
- to investigate and assess any issue that raises significant concern to the Audit Committee, with the assistance, if so required by the Audit Committee, of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment, and/or the external auditor.

C. MEETINGS

- Any member of the Audit Committee or the external auditor or the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment may request a meeting of the Committee.

- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the Senior Vice President and Treasurer shall attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving all or some of these officers as determined by the Audit Committee.
- The Chairman of the Board and Chief Executive Officer may, at his option, only attend that part of the meeting of the Audit Committee during which the quarterly or annual, as the case may be, consolidated financial statements of Bombardier, the related management's discussion and analysis and the press release to be issued on the consolidated financial statements are reviewed by the Audit Committee members.
- The Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment shall have direct access to the Audit Committee and shall receive notice of and attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.
- The external auditor shall have direct access to the Audit Committee and shall receive notice of and have the right to attend all meetings of the Audit Committee, except such part of the meeting, if any, which is a private session not involving him.
- The Chairman of the Board and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment or any other representative of management whose presence is requested by the Chairman of the Audit Committee or any of the Audit Committee members, and the external auditor shall meet separately with the Audit Committee, in a private session held during the course of a meeting, at least once annually.
- Minutes of the meetings of the Audit Committee shall be kept by the Corporate Secretary. Supporting documents reviewed by the Audit Committee shall be kept by the Corporate Secretary. A copy of the minutes of any meeting or of any supporting document shall be made available for examination by any director of Bombardier upon request to the Corporate Secretary.

D. DUTIES AND RESPONSIBILITIES

- As they relate to the Board and financial reporting
  a) Assist the Board in the discharge of its oversight responsibilities to the shareholders, potential shareholders, the investment community, and others relating to Bombardier's financial statements and its financial reporting practices and the system of internal accounting and financial controls, the corporate audit and risk assessment function, the management information systems, the annual external audit of Bombardier's financial statements and the compliance by Bombardier with laws and regulations and its own Code of Ethics and Business Conduct.
  b) Maintain a free and open line of communication with the management of Bombardier, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.
  c) Review, before their disclosure, Bombardier's quarterly consolidated financial statements, the related management's discussion and analysis and the press release on the quarterly financial results and, if appropriate, recommend to the Board their approval and disclosure.
  d) Review, before their disclosure, Bombardier's annual audited consolidated financial statements, the related management's discussion and analysis, and the press release on the annual consolidated financial results and, if appropriate, recommend to the Board their approval and disclosure.
  e) Review the presentation and impact of significant, unusual or sensitive matters such as disclosure of related party transactions, significant non-recurring events, significant risks and changes in provisions, estimates or reserves included in any financial statements.
  f) Obtain explanations for communication to the Board for all significant variances between comparable reporting periods.
  g) Review any litigation, claim or other contingency, including tax assessments and environmental situations, that could have a material adverse effect upon the financial position or operating results of Bombardier, and the manner in which

these matters are disclosed in the financial statements.

h) Review the appropriateness of the accounting policies used in the preparation of Bombardier's financial statements, and consider recommendations for any material change to such policies.

i) To the extent not previously reviewed by the Audit Committee, review and, if appropriate, recommend to the Board the approval of all financial statements included in the prospectus and other offering memoranda and all other financial reports required by regulatory authorities and requiring approval by the Board.

j) Review the statement of management's responsibility for the financial statements as signed by the management of Bombardier and included in any published document.

k) Ensure that adequate procedures are in place for the review of Bombardier's public disclosure of financial information extracted or derived from Bombardier's financial statements, other than the public disclosure referred to in paragraph c) or d) above, and periodically assess the adequacy of those procedures.

l) Ensure that procedures are in place for

   i) the receipt, retention and treatment of complaints received by Bombardier regarding accounting, internal accounting controls, or auditing matters; and

   ii) the confidential, anonymous submission by employees of Bombardier of concerns regarding questionable accounting or auditing matters.

m) Where there is to be a change of external auditor, review all issues related to the change, including any differences between Bombardier and the external auditor that relate to the external auditor's opinion or a qualification thereof or an external auditor's comment.

n) Review the minutes of any meeting of the audit committee of any subsidiary and any significant issues and external auditor's recommendations.

o) Monitor the application of, and, if need be, review and update the Corporate Disclosure Policy of Bombardier.

- As they relate to the external auditor

a) Explicitly affirm that the external auditor is independent and accountable to the Board and the Audit Committee, and in that context, work constructively with the external auditor to build an effective relationship that allow for full, frank and timely discussion of all material issues, with or without management as appropriate in the circumstances.

b) Recommend to the Board a firm of external auditors for submission to the shareholders of Bombardier.

c) Review and make recommendations to the Board with respect to the fees payable for the external audit.

d) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the terms of the external auditor's (i) annual audit services engagement letter and (ii) the quarterly review services engagement letter; each of these letters shall be signed by the Chairman of the Audit Committee.

e) For each fiscal year, in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee, review and approve the scope of the (i) annual audit and of other audit related services and (ii) the quarterly review services to be rendered by the external auditor; in that context, ensure that the external auditor has access to all books, records, facilities and personnel of Bombardier.

f) Oversee the work of the external auditor for the purpose of preparing or issuing an external auditor's report or performing other audit, review or attest services for Bombardier.

g) Review with the external auditor the contents of its report with respect to the annual consolidated financial statements of Bombardier and the results of the external audit, any significant problems encountered in performing the external audit, any significant recommendations further to the external audit and management's response and follow-up in that context and ensure that the external auditor is satisfied that the accounting estimates and judgments made by management's selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

h) Review any significant recommendations by the external auditor to strengthen the internal accounting and financial controls of Bombardier.

i) Review any unresolved significant issues between management and the external auditor that could affect the financial reporting or internal controls of Bombardier.

j) To the extent practicable, assess the performance of the external auditor at least once a year.

k) Ensure that the external auditor shall not provide the following services to Bombardier:
   - bookkeeping or other services related to the accounting records or financial statements of Bombardier;
   - financial information systems design and implementation;
   - appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
   - actuarial services;
   - internal audit outsourcing services;
   - management functions;
   - human resources;
   - broker or dealer, investment advisor, or investment banking services;
   - legal services; and
   - expert services unrelated to the audit.

l) All non-audit services shall require the prior approval of the Audit Committee in accordance with the terms and conditions of the then current Audit and Non-Audit Services Pre-Approval Policy adopted by the Audit Committee.

m) Review and approve Bombardier's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Bombardier.

- As they relate to the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment

  a) At least four times a year, normally in conjunction with Bombardier Board meetings, review the report of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment on the results of the work that the Corporate Audit Services and Risk Assessment function has performed and with respect to its organization, staffing, and independence.

  b) Review and, if appropriate, approve the annual Corporate Audit Services and Risk Assessment plan.

  c) Assess the Corporate Audit Services and Risk Assessment reporting lines and make such recommendations as are necessary to preserve the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment independence.

  d) Review significant Corporate Audit Services and Risk Assessment findings and recommendations and management's responses thereto.

  e) Once a year, assess the performance of the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and if the circumstances so warrant, review and recommend the removal of the then current incumbent and the appointment of his successor and report the findings and conclusions of the Audit Committee to the Human Resources and Compensation Committee and the Chairman of the Board and Chief Executive Officer of the Corporation.

  f) Once a year, review the terms of the charter of the Corporate Audit Services and Risk Assessment to ensure that they continue to be relevant and, if need be, make any appropriate modifications thereto.

- As they relate to risk management

  From time to time, review the risk assessment process that is in place throughout Bombardier in order to identify, assess and manage the principal risks of Bombardier's business.

- As they relate to environmental matters

  Twice a year, review the report of the Vice President, Health, Safety and Environment to the Audit Committee with respect to environmental matters.

- As they relate to the Audit Committee's terms of reference

  Each year, review the terms of reference of the Audit Committee to ensure that they continue to be relevant and make recommendations to the Corporate Governance and Nominating Committee Board for improvements.

1.5 Miscellaneous

If required, the Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors, and is provided with the appropriate funding for payment of the external auditors and any advisors retained by it.

While the Audit Committee has the responsibilities and powers set forth in this mandate, it is not the duty of the Audit Committee to plan or conduct audits or to determine that Bombardier's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment and the external auditor.

Nothing contained in the above mandate is intended to transfer to the Audit Committee the Board's responsibility to ensure Bombardier's compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee.

BOMBARDIER

Annual Information Form

2006

April 13, 2006

Table of Contents

NOTES:

(1) In this Annual Information Form, all dollar figures are in U.S. dollars, unless otherwise indicated.

(2) This Annual Information Form contains references to trademarks belonging to Bombardier Inc. or its subsidiaries (which trademarks are listed in Schedule A hereto) as well as trademarks of third parties for the purpose of describing Bombardier's competitive environment and the development of its businesses.

Item 1 Corporate Structure

1.1 Incorporation of the Issuer

Bombardier Inc. (the "Corporation" or "Bombardier") was incorporated by letters patent under the laws of Canada on June 19, 1902 and was continued under the *Canada Business Corporations Act* by a certificate of continuance dated June 23, 1978, which was subsequently the subject of certain amendments.

The registered office of the Corporation is located at 800 René-Lévesque Boulevard West, Montréal, Québec H3B 1Y8. Its telephone number is (514) 861-9481 and its website is www.bombardier.com.

In this Annual Information Form, the term "Bombardier" means, as required by the context, the Corporation and its subsidiaries on a consolidated basis or the Corporation or one or more of its subsidiaries.

1.2 Subsidiaries

The activities of the Corporation are conducted either directly or through subsidiaries. The table below lists the principal subsidiaries of each reportable segment of the Corporation as at January 31, 2006, as well as their jurisdiction of incorporation and the percentage of voting shares held by the Corporation. Certain subsidiaries whose total assets did not represent more than 10% of the Corporation's consolidated assets or whose sales and operating revenues did not represent more than 10% of the Corporation's consolidated sales and operating revenues as at January 31, 2006, have been omitted. The subsidiaries that have been omitted represent, as a group, less than 20% of the consolidated assets, sales and operating revenues of the Corporation at such date.

Bombardier Aerospace	
Bombardier Aerospace Corporation (Delaware)	100%
Learjet Inc. (Delaware)	100%
Short Brothers plc (Northern Ireland)	100%
Bombardier Capital Inc. (Massachusetts)	100%
Bombardier Transportation	
Bombardier Transportation GmbH (Germany)	100%
Bombardier Transportation (Bahntechnologie) Germany GmbH & Co. KG (Germany)	99.5%
Bombardier Transportation (Holdings) UK Ltd. (England)	100%
Bombardier Transportation Belgium S.A. (Belgium)	100%
Bombardier Transportation Italy S.p.A. (Italy)	100%
Bombardier Transportation (Switzerland) Aktiengesellschaft (Switzerland)	100%
Bombardier Transportation Sweden AB (Sweden)	100%
Others	
Bombardier Corporate Financial Services Islandi, sf., Reykjavik, Zurich Branch (Iceland)	100%
Bombardier Corporation (Idaho)	100%

Item 2 General Development of the Business

2.1 General

The Corporation is a world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment.

2.2 History

The main developments in the business of the Corporation and its most significant transactions during the past three years are as described below.

On September 27, 2002, Bombardier announced its decision to reduce its debt mainly through the sale and gradual wind-down of the receivable factoring portfolios as well as the business aircraft financing portfolios of Bombardier Capital. On April 3, 2003, the Corporation announced its decision to cease origination of the railcar leasing activities of Bombardier Capital. Bombardier Capital was then to concentrate on inventory finance and interim financing for Bombardier Aerospace regional aircraft. Proceeds from the sale and gradual wind-down of the discontinued portfolios were to be applied to the reduction of Bombardier Capital's debt.

On April 3, 2003, the Corporation announced an "action plan" for Bombardier, consisting of a major recapitalization program, including a significant issuance of its equity shares, and a number of planned divestitures, including the sale of its recreational products business. The announcement of the "action plan" also confirmed that Bombardier was in the process of divesting Belfast City Airport as well as its Military Aviation Services unit, the latter of which had provided technical services for military aircraft through facilities located at Mirabel, Québec and Bridgeport, West Virginia.

On April 4, 2003, Bombardier Transportation confirmed the financial close of the share purchase agreement between London Underground Ltd and Metronet, which was a condition for the awarding of the contracts referred to in the following paragraph. This allowed for London Underground Ltd to transfer to the private sector for 30 years, the renewal, modernisation and maintenance of two of the London Underground's infrastructure projects.

The Corporation announced on April 7, 2003 that Bombardier Transportation had been awarded contracts from Metronet (in which Bombardier Transportation is a 20% equity partner) for the supply of rolling stock, signalling, maintenance and project management for the modernisation of the London Underground system. The value of these contracts is approximately £3.4 billion (CAN$7.9 billion) over 15 years. The turnkey contracts include the project management and the supply of 1,738 metro cars and new signalling systems for the Victoria Line and Sub-Surface Lines, together with the maintenance of rolling stock. In the early stages of the project, Bombardier Transportation will commence re-signalling work, refurbish the existing District Line rolling stock and build two pre-production trains for the Victoria Line. The new metro car fleets will be built in Bombardier's facility in Derby, United Kingdom between 2008 and 2015.

On April 17, 2003, and as part of its "action plan" referred to above, Bombardier announced that it had closed a public offering of 370 million Class B Shares (Subordinate Voting) (the "Class B Subordinate Voting Shares"), at a price of CAN$3.25 per share, for total gross proceeds of approximately CAN$1.2 billion.

On May 22, 2003, and as part of its "action plan" referred to above, Bombardier completed the sale of Belfast City Airport to Ferrovial of Spain, for net proceeds of £35 million (CAN$78 million). Prior to the sale, the airport had been a subsidiary of Bombardier's Short Brothers plc subsidiary, which itself had been acquired by the Corporation in 1989.

On August 8, 2003, the Corporation announced an agreement to sell a significant portion of the business aircraft market portfolio of its subsidiary, Bombardier Capital Inc., to GE Commercial Equipment Financing (CEF) for $339 million (CAN$475 million), which consideration represented the book value of the assets that were disposed of.

On October 31, 2003, the Corporation completed the sale of its Military Aviation Services unit, which had provided technical services for military aircraft through facilities located at Mirabel, Québec and Bridgeport, West Virginia, to L-3 Communications MAS (Canada) Inc. for net proceeds of $85 million (CAN$112 million). The intention to sell its Military Aviation Services unit had been previously announced by Bombardier as part of its "action plan" described above.

On December 18, 2003, Bombardier completed the sale of its recreational products business to Bombardier Recreational Products Inc., a corporation formed by Bain Capital, certain members of the Bombardier family and Caisse de dépôt et placement du Québec for CAN$960 million, CAN$910 million of which was paid in cash, and CAN$50 million of which was paid through the issuance of preferred shares of the purchaser's parent company. Net cash proceeds of CAN$740 million were generated. The closing of the sale of Bombardier's recreational products business represented a significant milestone in the fulfillment of Bombardier's "action plan" that had previously been announced in April 2003 as described above.

On March 16, 2004, the Board of Directors of the Corporation approved a restructuring initiative to reduce the cost structure of Bombardier Transportation. This initiative contemplated a workforce reduction of 6,600 positions, of which 5,100 were permanent positions. As a result of the slowdown at the time in European market demand, the restructuring plan was enlarged during the third quarter of fiscal year 2005 (the "enlarged plan") in order to maintain the Corporation's competitiveness. The enlarged plan now contemplates additional proposed workforce reductions for a net total of 7,300 permanent positions. The reduction in the total workforce, including contractual employees, is 7,600, net of expected new hirings. The Amadora site in Portugal and the Doncaster site in the United Kingdom ceased manufacturing activities in May and June 2004, respectively, both ahead of schedule. The Derby Pride Park site in the United Kingdom ceased manufacturing operations as planned in December 2004. The Pratteln site in Switzerland and the Wakefield site in the United Kingdom ceased manufacturing activities in April and in October 2005, respectively, both ahead of schedule. The Ammendorf site in Germany and the Kalmar site in Sweden ceased manufacturing operations as planned in December 2005. Approximately 7,500 positions, net of new hires, including contractual employees, had been eliminated as at January 31, 2006.

On April 21, 2004, the Corporation completed a private placement offering in the United States of $500 million aggregate principal amount of 6.30% Notes due in 2014 and $250 million aggregate principal amount of 7.45% Notes due in 2034.

On October 7, 2004, Bombardier Aerospace announced that it was aligning the production rates of its Bombardier CRJ Series aircraft with the then current and forecasted market demand, resulting in a total workforce reduction of approximately 2,000 employees at its Montréal-area facilities and at its Belfast site over a nine-month period starting in November 2004. Severance costs associated with these layoffs totalled approximately $26 million, and $19 million was recorded in cost of sales in fiscal year 2005.

Effective December 31, 2004, the Corporation's Class B Subordinate Voting Shares were de-listed from the Euronext Brussels Stock Exchange and they were de-listed from the Frankfurt Stock Exchange effective March 7, 2005.

On March 15, 2005, the Board of Directors of the Corporation granted authority to Bombardier Aerospace to offer the proposed new CSeries family of aircraft to customers. On January 31, 2006, the Corporation announced that the then existing market conditions did not justify the launch of the CSeries program at that time and that CSeries project efforts, team and resources would be reoriented to regional jet and turboprop aircraft opportunities to address regional airlines' future needs in the 80- to 100-seat aircraft market. A small team of employees would remain with the CSeries program to further develop its business plan and continue to explore the potential of the CSeries.

On April 18, 2005, the Corporation announced an agreement to sell Bombardier Capital's Inventory Finance Division to GE Commercial Finance which resulted in cash proceeds of approximately $1.3 billion, approximately $700 million after repayment by Bombardier Capital of its private bank-sponsored securitized floorplan conduits not transferred to GE Commercial Finance, subject to final adjustments. Bombardier Capital's inventory financing business was comprised of trade receivables in the marine, recreational products, recreational vehicles and manufactured housing industries. GE Commercial Finance also assumed after closing the future servicing obligations of Bombardier Capital under public securitizations. Some 280 employees based in Colchester, Vermont and Brossard, Québec were transferred to GE Commercial Finance.

On June 30, 2005, the Corporation completed a $1.1 billion unsecured credit facility through a syndicate of banks.

On September 23, 2005, the Corporation announced the closing of a permanent financing structure for a value of approximately $1.7 billion. The structure, known as Regional Aircraft Securitization Program (RASPRO), provides financing in the form of long-term leases for certain Bombardier Aerospace regional aircraft customers. RASPRO covers seventy aircraft comprising sixty-five CRJ and five Q400 aircraft.

On October 26, 2005, Bombardier Aerospace announced the establishment of a world-class manufacturing facility in Querétaro, Mexico to complement its existing manufacturing sites. The Corporation will be investing approximately $200 million in equipment, buildings and start-up costs over a period of seven years.

On October 28, 2005, the Corporation announced that, as of mid-January 2006, it would temporarily suspend the production of its CRJ200 aircraft to re-align its production to the current market outlook for 50-seat regional jets. On February 9, 2006, the Corporation announced that it would restart production of the Bombardier CRJ200/Challenger 850 aircraft platform. The production is scheduled to start in mid-April 2006 and will take place at Bombardier's Dorval facility primarily to meet present and anticipated demand for Challenger 850 business jets. The impact on the level of employment from this production re-start will result in the re-call of approximately 50 employees at the Dorval facilities. Substantially all of the workforce reduction of approximately 2,000 employees, previously announced on October 7, 2004, took place during the fiscal year ended January 31, 2006. Approximately 355 remaining employees will be laid off by July 2006.

On November 7, 2005, Bombardier announced its exit from the servicing of Bombardier Capital's manufactured housing portfolio with the transfer to Green Tree Servicing LLC of future servicing rights and obligations. This transaction was completed on March 1, 2006 and is the continuation of Bombardier Capital's orderly portfolio wind-down initiated in 2001.

On February 15, 2006, the Corporation announced that it expected to close its production facility in Auburn, New York by the end of May 2006 primarily due to a lack of sufficient workload necessary to sustain the site.

Item 3 Narrative Description of the Business

3.1 Structure and Management

The Corporation operates in two reportable segments: Bombardier Aerospace and Bombardier Transportation.

Bombardier Aerospace is a world leader in the design and manufacture of innovative aviation products and services for the business, regional, missionized and amphibious aircraft markets. Bombardier Aerospace's product portfolio includes the industry's most comprehensive line-up of business aircraft, regional jets, turboprops and amphibious aircraft.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. It offers a full range of passenger railcars, including locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment as well as complete system and signalling solutions. Bombardier Transportation is also a provider of maintenance services.

During the fiscal year ended January 31, 2006, the Corporation continued with its strategy of reducing Bombardier Capital's operations and several portfolios were sold or put up for sale. The remaining portfolios are essentially related to Bombardier Aerospace. As a result, they are now included in Bombardier Aerospace and the operations and results of Bombardier Capital ceased to be reported as a separate segment, effective as of the fourth quarter of fiscal year 2006 (see note 25 – Segment disclosure, to the Corporation's consolidated financial statements for the fiscal year ended January 31, 2006 at page 123). For purposes of the consolidated financial statements of the Corporation for the year ended January 31, 2006, the inventory finance, on- and off-balance sheet manufactured housing, consumer finance and on- and off-balance sheet freight car operations, are presented as discontinued operations in the consolidated statement of income and cash flows and the related assets and liabilities are reported as "Assets held for sale" and "Liabilities related to assets held for sale" on a single line item in the consolidated balance sheets (see note 1 – Discontinued operations and assets held for sale to the consolidated financial statements on pages 90 and 91). The core operations of Bombardier Capital consisting of commercial aircraft financing, and business aircraft lending operations, are now managed by Bombardier Aerospace and therefore, these operations are part of this segment's results. The portfolios of Bombardier Capital related to aircraft financing operations are included in a new balance sheet caption, "Aircraft financing", together with the other assets related to aircraft financing of Bombardier Aerospace. The remainder of the operations of Bombardier Capital are not significant and the related assets are included in "Other assets" in the Corporation's consolidated balance sheets.

The two reportable segments are constituted as follows:

Bombardier Aerospace	• Business Aircraft • Regional Aircraft • Aircraft Services and New Commercial Aircraft Program • Flexjet and Skyjet
Bombardier Transportation	• Rolling Stock • Services • System • Signalling

The activities of these two segments are described in this Annual Information Form under separate headings.

Bombardier Aerospace

Bombardier Aerospace is a world leader in the design and manufacture of innovative aviation products and services for the business, regional, missionized and amphibious aircraft markets. Bombardier Aerospace's product portfolio includes the industry's most comprehensive line-up of business aircraft, regional jets, turboprops and amphibious aircraft.

The administrative centre of Bombardier Aerospace is located in Montréal, Québec, Canada.

For a list of the Corporation's principal subsidiaries which fall within Bombardier Aerospace, see "Item 1 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and which forms part of Bombardier Aerospace. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing Facilities	Operations Conducted or Products
Montréal, Québec, Canada(L)	Assembly of, and pre-flight activities for, the Challenger 300, Challenger 604, Challenger 605 and Challenger 850 business aircraft and the CRJ200 regional aircraft. Interior finishing and painting of the CRJ200 regional aircraft. Interior completion and painting of the Challenger 300, Challenger 604 and Challenger 605 and Bombardier Global 5000 and Global Express business aircraft.
Mirabel, Québec, Canada(L)	Assembly, pre-flight, painting and interior finishing of the CRJ700 and CRJ900 regional aircraft and the Challenger 870 business aircraft.
Montréal, Québec, Canada	Parts, components and spare parts for the Challenger 300, Challenger 604, Challenger 605 and Challenger 850 and Challenger 870 business jets, CRJ200, CRJ700 and CRJ900 regional aircraft, Global Express and Bombardier Global 5000 business aircraft, and Bombardier 415 amphibious aircraft; structural components for Airbus Industries.
Montréal, Québec, Canada	Complete wing and fuselage assembly for the Bombardier 415 amphibious aircraft.
Downsview, Ontario, Canada	Manufacture and final assembly of the Q-Series turboprop aircraft, including related spare parts and components; manufacture of components and final assembly of Global Express and Bombardier Global 5000 aircraft; assembly of wings for the Learjet 45, Learjet 45 XR, Learjet 40 and Learjet 40 XR business aircraft.
North Bay, Ontario, Canada(L)	Final assembly of, and pre-flight activities for, Bombardier 415 amphibious aircraft.

Manufacturing Facilities	Operations Conducted or Products
Wichita, Kansas, United States	Manufacture of the Learjet family of business aircraft and flight test centre for aircraft manufactured by Bombardier Aerospace.
Dunmurry and Newtownabbey, Belfast, Northern Ireland, United Kingdom(L)	Composite components either for Bombardier Aerospace or for Boeing.
Hawlmark, Newtownards, and Queen's Island, Belfast, Northern Ireland, United Kingdom(L)	Aircraft components, engine nacelles and nacelle components and spare parts for Bombardier Aerospace or for Boeing, Rolls-Royce, Rolls-Royce Deutschland and International Aero Engines.

In addition, service centres for the Business aircraft division located in Tucson, Arizona; Hartford, Connecticut; Fort Lauderdale, Florida; Wichita, Kansas, and Dallas, Texas, in the United States, and Berlin, Germany, are part of a service network called Bombardier Aircraft Services. Service centres for the Regional aircraft division are located in Tucson, Arizona and Bridgeport, West Virginia. The Corporation owns an airport located in Downsview, Ontario in Canada and uses it to support Bombardier Aerospace's manufacturing activities.

Marketing of Bombardier Aerospace products is provided through marketing and sales offices. In North America, marketing and sales offices are located in Canada (in Montréal, Ottawa and Toronto) and the United States (in the states of Arizona, California, Colorado, Connecticut, Florida, Georgia, Kansas, Maryland, Minnesota, Missouri, Ohio, South Carolina and Texas, and in Washington, D.C.). In Europe, marketing is carried out through offices in France, Germany, the United Kingdom and Switzerland. In Asia, such offices are maintained in Dubai, in the United Arab Emirates, Hong Kong, the People's Republic of China and in Singapore.

Business Aircraft

Bombardier Aerospace markets, sells and provides customer support for its three families of business jets. The Bombardier Global family includes the super-large Bombardier Global 5000 aircraft and the ultra-long-range Global Express XRS business jet. The Bombardier Challenger family includes the Challenger 850, the Challenger 870, the large Challenger 605 that was launched in November 2005 and the super-midsize Challenger 300 business aircraft. The Bombardier Learjet family includes the light Learjet 40 and Learjet 40 XR aircraft, the super-light Learjet 45, the Learjet 45 XR aircraft and the midsize Learjet 60 XR aircraft that was launched in November 2005.

Aircraft ordered by customers are produced by the manufacturing facilities of Bombardier Aerospace. The raw materials and the various components and systems required to manufacture the aircraft are procured around the world and this procurement varies from product to product; however, most such materials, components and systems are provided by suppliers with which Bombardier Aerospace generally has long-term contracts.

- ***Bombardier Global Family***

The Bombardier Global family of business jets is comprised of two wide-body aircraft: the super-large Bombardier Global 5000 and the ultra-long-range Global Express XRS. The Bombardier Global family of aircraft share a high degree of systems commonality, offering mixed fleet operators the cost benefits of common type rating, training, spare parts and maintenance.

The Bombardier Global 5000 aircraft is a high-speed intercontinental business jet capable of flying non-stop up to 4,800 nautical miles at Mach 0.85 with eight passengers and three crew members under certain operating conditions. The first Bombardier Global 5000 entered service in the first quarter of the fiscal year ended January 31, 2006. Main competitors of the Bombardier Global 5000 include the Gulfstream G450, the Dassault Falcon 900EX and the Falcon 7X aircraft.

The Global Express XRS aircraft is an ultra long-range business jet covering distances of up to 6,150 nautical miles at Mach 0.85 non-stop under certain operating conditions. The first Global Express XRS entered service in the fourth quarter of the fiscal year ended January 31, 2006. The Global Express XRS aircraft competes against the Gulfstream G500 and G550 aircraft.

- ***Bombardier Challenger Family***

The Bombardier Challenger family of business jets currently includes the Challenger 300, Challenger 605, Challenger 850 and Challenger 870.

The Challenger 300 business jet is a recent entrant into the super-midsize category and has a transcontinental range of up to 3,100 nautical miles at Mach 0.80 under certain operating conditions with eight passengers and two crew members. It competes with four other aircraft models in this category: the Raytheon Hawker 4000; the Gulfstream G200; the Dassault Falcon 50EX; and the Cessna Citation X.

The Challenger 605 aircraft is a wide-body, twin-engine intercontinental business jet capable of non-stop flights of over 4,000 nautical miles under certain operating conditions. The Challenger 605 aircraft is the sixth generation of the wide-body Challenger design, the previous models being the Challenger 600, 601, 601-3A, 601-3R and 604. It was launched in November 2005 and is expected to enter into service in the second quarter of 2007. Main competitors of the Challenger 605 aircraft include the Falcon 2000EX and Falcon 900C aircraft manufactured by Dassault Aviation, as well as the Gulfstream G300 aircraft.

The Challenger 850 and 870 aircraft are derivatives of the CRJ aircraft modified for corporate travel. They can be configured for either executive transport or as corporate shuttles. The Challenger 850 and 870 aircraft combine a large cabin, similar in size to the Global Express, with a non-stop range of up to 3,100 nautical miles under certain operating conditions. Embraer-Empresa Brasileira de Aeronáutica S.A. (Embraer) competes with Bombardier Aerospace in this market as do the Boeing Business Jet and the Airbus A319C-J aircraft.

- ***Bombardier Learjet Family***

The Bombardier Learjet family's current production models are the Learjet 40, the Learjet 40 XR, the Learjet 45, the Learjet 45 XR and the Learjet 60 XR.

Introduced in October 2004, the Learjet 40 XR aircraft, a derivative of the Learjet 40 business jet, is capable, under certain operating conditions, of operating at cruising speeds of up to Mach 0.81 and has a maximum range of up to 1,803 nautical miles with four passengers and two crew. The Learjet 40 and Learjet 40 XR business jet competitors are the Cessna Citation Bravo, Encore and V (Ultra) and the Raytheon Hawker 400XP. The first Learjet 40 XR aircraft entered service in the fourth quarter of the fiscal year ended January 31, 2006.

The Learjet 45 aircraft has a maximum range of 2,102 nautical miles with four passengers and two crew and can reach cruising speeds of up to Mach 0.81 under certain operating conditions. Introduced in July 2002, the Learjet 45 XR aircraft is an evolution of the Learjet 45 business jet designed to deliver greater payload-range capabilities through a 1,000-pound increase in Maximum Takeoff Weight (MTOW) and enhanced engine performance. Both the Learjet 45 and the Learjet 45 XR business jets compete with the Cessna Citation XLS aircraft.

In January 2005, the Civil Aviation Administration of China granted its approval for the Learjet 40, Learjet 40 XR, Learjet 45 and Learjet 45 XR, which allows Bombardier Aerospace to deliver these aircraft in China.

The Learjet 60 XR business jet has a maximum range of 2,502 nautical miles, with four passengers. Maximum cruising speed is Mach 0.81. It was officially launched in November 2005 and is expected to enter into service in the fourth quarter of 2006. Competitors of the Learjet 60 XR business jet include the Gulfstream G150, the Raytheon Hawker 850XP and the Cessna Sovereign.

Regional Aircraft

Bombardier Aerospace markets and sells the Bombardier CRJ family of regional jets and the Bombardier Q-Series family of turboprops to airline companies and also provides maintenance and modification services to its customers. Raw materials and equipment are procured from suppliers around the world with which Bombardier Aerospace generally has long-term contracts.

- ***Bombardier CRJ Aircraft***

The Bombardier CRJ family consists of the 40-, 44- and 50-passenger CRJ200 aircraft, the 70-passenger CRJ700 aircraft, the 75-seat CRJ705 aircraft and the 86-passenger CRJ900 aircraft. In October 2005, Bombardier Aerospace announced that it was temporarily suspending production of the CRJ200 aircraft. However, in February 2006, Bombardier announced that it would restart production of the CRJ200/Challenger 850 aircraft platform in mid-April 2006 primarily to meet present and anticipated demand for Challenger 850 business jets.

Newly developed enhancements to the CRJ700 and the CRJ900 aircraft will improve performance and economics, contributing to more operational flexibility and lower operating costs for airlines. Developments for the CRJ700 aircraft include the CRJ700 LR (long range), which extends the range of the aircraft over that of the CRJ700 ER (extended range). In addition, an engine upgrade developed for the CRJ700 aircraft is expected to offer operators savings of up to 15% in engine maintenance costs over 15 years. Developments for the CRJ900 aircraft include a number of product enhancements that substantially improve take-off and landing performance, increase range and lower fuel consumption. In addition to the performance improvements, Bombardier Aerospace has developed the CRJ900 LR to complement the existing baseline and extended range aircraft. The CRJ900 LR provides an increased payload and range over the CRJ900 ER version.

The CRJ aircraft family has one major competitor, Embraer-Empresa Brasileira de Aeronáutica S.A. (Embraer), which produces the 50-passenger jet ERJ 145, the 37-passenger jet ERJ 135 and a 44-passenger jet, the ERJ 140. Embraer also offers the 70-passenger jet Embraer 170 and the 86-passenger jet Embraer 175.

- ***Bombardier Q-Series Aircraft***

The Bombardier Q-Series family of turboprops consists of the 37-passenger Q200 aircraft, the 50-passenger Q300 aircraft and the 68- to 78-passenger Q400 aircraft.

The main products in competition with the Bombardier Q-Series aircraft family come from Avions de Transport Regional (ATR). The Q300 aircraft faces competition from the ATR 42 and the Q400 from the ATR 72.

Aircraft Services and New Commercial Aircraft Program

- ***Parts logistics***

Bombardier Aerospace provides worldwide 24-hour spare parts support, including regular parts shipments, aircraft on ground service, lease programs, rotable management programs, surplus sales and customer-owned repair.

Customers are served from two main distribution centres, one in Chicago, Illinois, in the United States, and the other in Frankfurt, Germany, from depots in Montréal, Canada, Dubai in the United Arab Emirates, Singapore, Sydney, Australia and Beijing in the People's Republic of China.

The parts logistics organization supports the parts requirements of substantially all Bombardier Aerospace customers for the life of the aircraft. Spare parts demand is driven by the size of the fleet of Bombardier Aerospace aircraft and the number of hours flown. The continued growth of the installed fleet will contribute to growth in spare parts demand.

Bombardier Aerospace competes with various large and small suppliers of aerospace parts. Bombardier Aerospace's competitive strengths include the availability of most spare parts for its aircraft. Bombardier Aerospace is also at an advantage offering Original Equipment Manufacturer (OEM) certification along with OEM technical advice. Bombardier Aerospace also offers a number of spare parts programs for customers, including the "Smart Parts" program, which allows customers to purchase spare parts on a "cost-per-flight-hour" basis.

- ***Aircraft maintenance***

Bombardier Aerospace offers maintenance services for its business aircraft customers at its four exclusive centres located in Fort Lauderdale, Florida, Hartford, Connecticut, Wichita, Kansas, and Dallas, Texas, in the United States, as well as at a service centre located in Berlin, Germany, in which the Corporation holds an equity investment. In addition, Bombardier Aerospace offers maintenance services to its business and regional aircraft customers at two service centres located in Tucson, Arizona, and Bridgeport, West Virginia, in the United States.

Bombardier Aerospace is also associated with 31 authorized service centres worldwide, of which 28 centres are for business aircraft and three for regional aircraft that provide complete services to operators. These service facilities are located in Europe, Asia, Africa, Australia, North America and South America.

- ***Customer training***

Bombardier Aerospace offers a complete range of pilot and maintenance training programs for CRJ Series aircraft in Montréal, Canada as well as through a joint venture in Berlin, Germany.

Bombardier Aerospace provides customized business aircraft pilot and maintenance training, as well as ancillary training. The training centres are located in Montréal, Canada and at the Dallas/Fort Worth International Airport in Dallas, Texas, in the United States.

- ***Military aviation training***

Bombardier Aerospace's Military Aviation Training ("MAT") division, in collaboration with a team of sub-contractors, delivers integrated training solutions.

MAT currently has two major Canadian aviation training contracts: the NATO Flying Training in Canada ("NFTC") program and the CF-18 Advances Distributed Combat Training System ("ADCTS") program.

Nations currently participating in the NFTC program include Denmark, the United Kingdom , the Republic of Singapore, Italy, Hungary and Canada. Finland, Sweden, France and Germany have also sent instructor pilots to the program.

The ADCTS contract includes the design and construction of purpose-designed facilities, as well as the provision of full instructional and support services for up to 15 years for the Canadian Air Force's CF-18 ADCTS program.

- ***CSeries***

During the Corporation's 2005 fiscal year, Bombardier Aerospace undertook a feasibility study in connection with the development of a new generation of commercial aircraft, to be known as the CSeries. The CSeries family would include two size variants, 110 and 130 seats all in economy seating, and each size variant would be available with range flexibility per individual airline requirements between 1,800 (short-haul) and 3,000 (transcontinental) nautical miles. At the time, Bombardier Aerospace had estimated the market for the 90- to 150-passenger commercial aircraft segment to be approximately $280 billion, or approximately 6,500 aircraft, over the next 20 years. Total development costs were estimated at approximately $2.1 billion. If the program had been launched, the Corporation's objective was to have the funding for the development costs of the CSeries financed evenly (one-third each) between suppliers, governments and Bombardier.

On March 15, 2005, the Board of Directors of the Corporation approved an authority to offer whereby Bombardier Aerospace was to offer the new CSeries family of aircraft to customers. However, on January 31, 2006, the Corporation announced that the then existing market conditions did not justify the launch of the CSeries at that time and that CSeries project efforts and a majority of the CSeries program employees will be reoriented to regional jet and turboprop aircraft opportunities to address regional airlines' future needs in the 80-100 seat aircraft market. However, the CSeries program has not been cancelled. A small team of approximately 50 employees would remain with the CSeries program to concurrently further develop its business plan and continue to explore the potential of the CSeries.

- ***Amphibious Aircraft***

Bombardier Aerospace markets and manufactures the Bombardier 415 turboprop amphibious aircraft, a purpose-built firefighting aircraft. This aircraft can also be adapted to a multi-purpose version, the Bombardier 415MP, which can be used in a variety of specialized missions such as search and rescue, environmental protection, coastal patrol and transport. Certification for the multipurpose Bombardier 415MP was obtained in March 2004. Production of the Bombardier 415 aircraft resumed during fiscal year 2006 in response to improved market conditions. In February 2006, Bombardier Aerospace re-launched the CL-215T program in response to customer demand, mainly in Canada, for a conversion of CL-215 piston aircraft to turboprop engine. The converted CL-215T aircraft have a performance equivalent to that of the Bombardier 415 aircraft.

- ***Government and missionized aircraft***

Bombardier Aerospace continues to identify and provide special mission aircraft sales solutions to governments and special interest organizations worldwide. Bombardier Aerospace recognizes the potential market for special mission versions of both regional and business aircraft and is dedicated to further develop this market through sale, marketing and support of these aircraft. Bombardier Aerospace is mandated to work with technical and third party specialists to support the conversion of these aircraft for their special roles.

Flexjet and Skyjet

- ***Flexjet***

Through the North American Flexjet program, owners purchase shares of aircraft with operations and support, including flight crew, maintenance, hangar fees and insurance. The North American Flexjet program has partnered with Delta AirElite Business Jets, a subsidiary of Delta Airlines, to market and sell the Flexjet membership card program (25-hour block of flight time entitlement on the Flexjet fleet).

The North American Flexjet program holds the number three position among the fractional ownership programs currently available in that market. The main competitors of Bombardier Aerospace in this segment, NetJets Inc. and Flight Options LLC, have typically purchased new aircraft from different manufacturers, such as Gulfstream Aerospace Corporation, Cessna Aircraft Company and Raytheon Aircraft. A few other small organizations also offer fractional ownership of various categories of aircraft.

- ***Skyjet***

The North American Skyjet program offers both on-demand and flight time entitlement charter services. Through the Skyjet International program, which serves the European, Asian, and Middle East markets, customers purchase hours of flight time entitlement instead of shares of aircraft. The Skyjet program arranges for its customer's business jet charter with selected air charter operators.

Bombardier Transportation

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry, offering a full range of passenger railcars, including locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment as well as complete system and signalling solutions. Bombardier Transportation is also a provider of maintenance services.

The administrative centre of Bombardier Transportation is located in Berlin, Germany.

For a list of the Corporation's principal subsidiaries which fall within Bombardier Transportation, see "Item 1 – Corporate Structure – Subsidiaries".

The following table shows the principal operation centres owned by the Corporation or one of its subsidiaries, as the case may be, unless they are indicated as being leased ("L"), and which forms part of Bombardier Transportation. The table also lists the type of operations conducted or products manufactured at these facilities.

Manufacturing or Service Facilities	Operations Conducted or Products
La Pocatière, Québec, Canada	Manufacture of carbodies and mass transit vehicles.
Thunder Bay, Ontario, Canada	Manufacture of mass transit vehicles and ART.
Plattsburgh, New York, United States(L)	Final assembly of mass transit vehicles.
Pittsburgh, Pennsylvania, United States	Final assembly of automated people movers and propulsion systems.
Sahagún, Mexico	Manufacture of mass transit vehicles, freight locomotives, refurbishment of rail passenger cars and light rail vehicles.
Hortolãndia, Brazil(L)	Vehicle refurbishment.
Vienna, Austria	Manufacture of steel carbodies for light rail vehicles in Europe, final assembly of light rail vehicles.
Bruges, Belgium	Manufacture of steel carbodies for passenger cars in Europe, final assembly of passenger cars and railway equipment.
Česká Lipa, Czech Republic	Supplier of primary parts and welding substructures and low-cost components.
Crespin, France	Manufacture of aluminium and steel carbodies for passenger cars in Europe, final assembly of passenger cars and manufacture of bogies.
Aachen, Germany	Manufacture of carbodies and final assembly of passenger vehicles.
Bautzen, Germany	Manufacture of aluminium and steel carbodies and final assembly of passenger cars (in particular light rail vehicles) in Europe.
Görlitz, Germany	Manufacture of aluminium and steel carbodies and final assembly of passenger cars (in particular double-deck trains).

Manufacturing or Service Facilities	Operations Conducted or Products
Hennigsdorf, Germany	Manufacture of carbodies and final assembly of passenger vehicles and test centre, propulsion and control activities.
Kassel, Germany(L)	Final assembly of electric and diesel locomotives.
Mannheim, Germany	Manufacturing of propulsion equipment for all types of passenger rail vehicles and electric locomotives.
Siegen, Germany	Manufacture of bogies for Europe, Asia and the Middle East.
Dunakeszi, Hungary(L)	Refurbishment activities, manufacturing of passenger coaches and engineering.
Matranovak, Hungary	Manufacture of bogie frames.
Vado Ligure, Italy	Manufacture of locomotive and upgrades activities.
Wrocław, Poland	Manufacture of bogie frames and locomotive carbodies.
Trapaga, Spain	Manufacture of propulsion equipment.
Västerås, Sweden	Manufacture of propulsion equipment and services activities.
Central Rivers, United Kingdom	Maintenance and overhaul activities.
Crewe, United Kingdom	Wheelset and bogies service activities, overhaul and refurbishment.
Derby, United Kingdom	Manufacture of aluminium carbodies, final assembly site for passenger cars in Europe.
Plymouth, United Kingdom	Subassembly and final assembly for signalling products.
Melbourne, Australia	Manufacturing of stainless steel carbodies, final assembly, repair and refurbishment of passenger rail vehicles.
Maryborough, Australia(L)	Manufacturing activities for regional and commuter cars.

Marketing of the products manufactured by Bombardier Transportation is carried out through marketing or sales offices. In the Americas, these marketing or sales offices are located in Canada (in Saint-Bruno, Québec, Toronto and Millhaven (Kingston), Ontario), the United States (in the states of California, Florida and Pennsylvania, and in Washington, D.C.), Mexico and Brazil.

In Europe, marketing is effected through offices in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hungary, Italy, Netherlands, Norway, Poland, Portugal, Romania, Russia, Spain, Sweden, Switzerland, Turkey and the United Kingdom.

Finally, Bombardier Transportation also has offices in India, Israel, the United Arab Emirates, South Africa, Australia, China, Korea, Malaysia, the Republic of Singapore, Taiwan and Thailand.

Bombardier Transportation leases these marketing or sales offices, with the exception of the office in Saint-Bruno, Québec, Millhaven (Kingston) and those in Austria, Belgium, Germany, Switzerland and the United Kingdom, which it owns.

Rolling Stock

The rolling stock products of Bombardier Transportation include light rail vehicles, metro cars, commuter and regional trains, intercity and high-speed trains, locomotives, bogies, propulsion and train controls for the vehicles.

- ***Light Rail Vehicles***

Bombardier Transportation's family of light rail vehicles includes street-trams, city-trams and tram-train vehicles.

- ***Metro Cars***

Bombardier Transportation offers a full range of technologies adapted to the needs of urban transit systems.

- ***Commuter and Regional Trains***

Bombardier Transportation offers a wide range of passenger railcars for suburban and regional markets. The product line includes electrical multiple units (EMUs), diesel multiple units (DMUs), coaches and double-deck trains.

- ***Intercity and High-Speed Trains***

Bombardier Transportation's product line includes diesel multiple units (DMUs), electric multiple units (EMUs), diesel-electric multiple units (DEMUs), coaches and high-speed trains.

- ***Locomotives***

Bombardier Transportation offers locomotives and powerheads for use in high-speed, intercity, regional and freight traffic in both electric and diesel-electric versions to suit the specific needs of railway operators.

- ***Bogies***

Bombardier Transportation offers reliable and innovative bogie solutions for all market segments and types of rolling stock (from trams, metros, commuter and regional trains to long distance, high-speed and locomotives).

- ***Propulsion and Controls***

Bombardier Transportation offers complete propulsion, train control and management systems. The propulsion system includes transformers, converters, traction motors, gears and auxiliary power supplies.

- ***Competition***

Bombardier Transportation has two major global competitors, Alstom Transport, a division of Alstom SA (Alstom) and Siemens Transport, a division of Siemens AG (Siemens). Both are active in the same markets as Bombardier Transportation.

Ansaldobreda Spa Transport (Ansaldo) is also a full line supplier, with established bases in Italy and other European countries. Construcciones y Auxiliar de Ferrocarriles SA (CAF), Patentes Talgo SA (Talgo) and Stadler Rail AG are specialized in the field of passenger cars, mainly in Europe. CAF and Talgo are also active in North America. Vossloh AG is active in the field of diesel locomotives and propulsion, among others.

Japanese suppliers like Kawasaki Heavy Industries Ltd., Mitsubishi Electric Corporation and Toshiba Corporation are competing mostly in Asia and the United States in the rolling stock or electrical propulsion segments. Rotem Company is a Korean manufacturer of passenger rolling stock and is active in Asia, the United States and Europe.

Bombardier Transportation has traditionally maintained project-based business relationships with most of its competitors, especially in Europe.

Services

Bombardier Transportation provides a full range of railways services. These include total train maintenance, technical support, spares and logistics management, car re-engineering and heavy overhaul and component re-engineering and overhaul.

- ***Competition***

For the services of Bombardier Transportation-built trains, which are the primary focus of its services activities, Bombardier Transportation competes with railway operators, subsystem and component suppliers as well as third-party service providers in this highly fragmented market. For combined rolling stock and maintenance contracts, Bombardier has the same two main competitors as in rolling stock, Alstom and Siemens, who also offer a full range of services. Most other rolling stock manufacturers are also active in the services segment.

System

Bombardier Transportation develops, designs, builds and maintains complete transportation systems from high-capacity urban transit systems to fully automated people movers and monorail systems. Bombardier Transportation also operates and maintains fully automated systems.

- ***Competition***

Bombardier Transportation's global competitors, Alstom and Siemens, continue to develop total transit systems capabilities.

Engineering, procurement and construction companies are active in rail project development. Such firms include Bechtel Corporation, SNC-Lavalin Inc., Dragados S.A. and Washington Group.

In the automated people mover market, Mitsubishi Heavy Industries Ltd. and Doppelmayr Cable Car GmbH are Bombardier Transportation's main competitors. Hitachi Ltd. and KL Monorail System Sdn Bhd are active in the monorail market.

Signalling

Bombardier Transportation's signalling products cover the mass transit and mainline markets. Mass transit solutions extend from manual to fully automatic systems and communication-based systems. Mainline solutions range from conventional systems to European Rail Traffic Management System (ERTMS) technology.

- ***Competition***

Major competitors in the market for signaling are Siemens, Alstom, Alcatel, Invensys and Ansaldo.

3.2 Segmented Disclosure

For information respecting Bombardier's sales by industry and geographic segments, reference is made to note 25 to the Corporation's consolidated financial statements for the fiscal years ended January 31, 2006 and January 31, 2005 filed with the Canadian securities regulatory authorities on March 29, 2006, including the table referred to in note 25, which note and table appear on pages 123 to 125 of such financial statements and are incorporated by reference into this Annual Information Form.

3.3 Agreements Relating to the Use of Certain Technologies

Some operations of Bombardier are conducted under agreements which allow it to use certain technical data and information relating to products or technologies developed by others. The most important of such agreements is the agreement signed on December 22, 1986 with Cartierville Financial Corporation Inc. ("CFC") (a wholly-owned subsidiary of Canada Development Investment Corporation, in turn wholly-owned by the Canadian federal government), under which Canadair Limited had obtained a licence granting it the exclusive and absolute right to use and exploit all the technology relating to the design of the Challenger aircraft and to use and incorporate that technology in the manufacture, development, testing, sale, distribution and maintenance of Challenger aircraft and any other related product worldwide. The initial term of the agreement is 21 years; however, the Corporation (as successor in interest to Canadair Limited) has an option to renew this agreement for three additional consecutive periods of 21 years each. In consideration for the rights thus granted to it, the Corporation paid CFC a lump sum of CAN$20 million in 1988, less an amount equal to certain royalties then paid, in lieu of the royalties provided for under the agreement.

3.4 Product Development

Every year, Bombardier commits some of its resources and revenues to product development. The main product development initiatives of Bombardier Aerospace and Bombardier Transportation, respectively, are described on pages 14, 16, 21, 36 and 38 of the Corporation's Management's Discussion and Analysis for the fiscal year ended January 31, 2006 filed with the Canadian securities regulatory authorities on March 29, 2006, which pages are incorporated by reference into this Annual Information Form. Product development costs appear on pages 76 and 78 of the consolidated balance sheets and of the consolidated statements of income, respectively, of the Corporation's consolidated financial statements for the fiscal years ended January 31, 2006 and January 31, 2005 filed with the Canadian securities regulatory authorities on March 29, 2006, which pages are incorporated by reference into this Annual Information Form.

3.5 Environment

The Corporation's products as well as its manufacturing and service activities are subject to environmental regulation by federal, provincial and local authorities in Canada as well as local regulatory authorities having jurisdiction over the Corporation's foreign operations. As a result, the Corporation has established, and it periodically updates a health, safety and environment policy that defines the Corporation's vision for its worldwide operations. Consistent with this policy, approximately 85% of the Corporation's manufacturing and services locations (over 150 employees) have been certified according to the ISO 14001 Standard for Environmental Management by outside auditors.

Consistent with its policy stressing environmental responsibility and its desire to maintain legal compliance, the Corporation routinely procures, installs and operates pollution control devices, such as wastewater treatment plants, groundwater monitoring devices, air strippers or separators, and incinerators at new and existing facilities constructed or upgraded in the normal course of business. Future capital expenditures for pollution control systems are not expected to have a material effect on the Corporation's consolidated financial position.

With respect to environmental matters related to site contamination (historical contamination of soil and groundwater), the Corporation periodically conducts studies, individually at sites owned by the Corporation, and jointly as a member of industry groups at sites not owned by the Corporation, to evaluate the presence of contaminants in the soil and groundwater and to determine the need and feasibility of various remediation techniques and to define the Corporation's share of liability. The Corporation is currently proceeding with decontamination at a small number of sites both in North America and in Europe. The historical costs for soil and/or groundwater decontamination have not been significant.

Estimating future environmental clean-up liabilities is dependent on the nature and the extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply, the timing of the remedial action and the outcome of the discussions with regulatory authorities.

Although it appears likely that annual costs for remediation activities might increase over time because of ever more stringent legal requirements, these costs are not expected to be material to the Corporation.

3.6 Human Resources

The following table shows the total number of employees of Bombardier:

	Number of employees as at January 31,	
	2006	**2005**
Bombardier Aerospace	26,800	27,100
Bombardier Transportation	28,644	31,570
Corporate Office	241	250
Other (employees of the former reportable segment, Bombardier Capital)	237	636
Total	55,922	59,556

As at January 31, 2006, 11,697 of Bombardier's North American employees were represented by certified unions under 19 separate collective agreements. These agreements expire at different dates, the latest of which is December 2009.

In Europe, there are some 61 collective agreements in force. National unions represent employees in subsidiaries or divisions and national and sectoral bargaining generally takes place every one or two years depending on the country. These agreements expire at different dates, the latest of which is December 2010.

Bombardier considers that its relations with its employees are satisfactory.

3.7 Foreign Currency Fluctuations

The Corporation is exposed to risks resulting from foreign currency fluctuations as described in the section titled "Derivative financial instruments" on page 50 of the Corporation's Management's Discussion and Analysis for the fiscal year ended January 31, 2006 filed with the Canadian securities regulatory authorities on March 29, 2006, which section is incorporated by reference into this Annual Information Form. In an effort to mitigate such risks, the Corporation makes use of derivative contracts to hedge against the exposure to future cash flows in various currencies and asset/liability management, which involves mostly borrowing in foreign currencies to hedge foreign currency exposure arising from permanent investments in foreign countries.

3.8 Risk Factors

The Corporation is subject to certain risk factors and uncertainties as described in the section titled "Risks and uncertainties" on pages 58 to 63 of the Corporation's Management's Discussion and Analysis for the fiscal year ended January 31, 2006 filed with the Canadian securities regulatory authorities on March 29, 2006, which section is incorporated by reference into this Annual Information Form.

Item 4 Dividends

The Corporation declared the dividends indicated below on its outstanding shares during each of the fiscal years ended January 31, 2006, January 31, 2005 and January 31, 2004. These dividends are denominated in Canadian dollars.

	Fiscal years ended January 31,					
	2006		2005		2004	
(millions of dollars, except per share amounts)	Total	Per share	Total	Per share	Total	Per share
Series 2 Cumulative Redeemable Preferred Shares	2.9	$1.11586	2.6	$0.99781	3.0	$1.16930
Series 3 Cumulative Redeemable Preferred Shares	12.9	$1.36900	12.9	$1.36900	12.9	$1.36900
Series 4 Cumulative Redeemable Preferred Shares	14.7	$1.56250	14.7	$1.56250	14.7	$1.56250
Class A Shares (Multiple Voting)	—	—	30.8	$0.09000	30.8	$0.09000
Class B Subordinate Voting Shares	—	—	129.0	$0.09160	128.9	$0.09160

The articles of the Corporation stipulate that no dividends may be paid on the Class A Shares (Multiple Voting) (the "Class A Shares") or the Class B Subordinate Voting Shares unless all accrued and unpaid dividends on the Series 2 Cumulative Redeemable Preferred Shares (the "Series 2 Preferred Shares"), Series 3 Cumulative Redeemable Preferred Shares (the "Series 3 Preferred Shares") and Series 4 Cumulative Redeemable Preferred Shares (the "Series 4 Preferred Shares") have been declared and paid or set aside for payment, or all the outstanding Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares, as the case may be, have been called for redemption and the redemption price of such shares has been deposited in the manner set out in the articles of the Corporation.

The holders of Class B Subordinate Voting Shares are entitled, in preference to the holders of Class A Shares, to a non-cumulative dividend at the rate of CAN$0.0015625 per share per annum, or CAN$0.000390625 per quarter; when a dividend on the Class B Subordinate Voting Shares at the rate of CAN$0.0015625 per share per annum is declared and paid or set aside for payment in any fiscal year, the Class A Shares and the Class B Subordinate Voting Shares participate equally, share for share, with respect to any additional dividend which may be declared, paid or set aside for payment during said fiscal year.

In general, the Corporation's policy is to set the total amount of its dividends for a fiscal year at approximately 30% of the consolidated net income for the previous fiscal year. The Board of Directors of the Corporation reserves the right to modify this policy at any time. On March 30, 2005, the Board of Directors of Bombardier decided that in accordance with the Corporation's policy and based on the financial results for fiscal year 2005, there would be no dividend payment on the Class A Shares and the Class B Subordinate Voting Shares for fiscal year 2006.

Pursuant to various financing agreements to which they are parties, Bombardier Capital Ltd, Bombardier Capital Inc. and Learjet Inc. are subject to certain restrictions as to payment of dividends. The Corporation, as intervenor, is also subject to certain restrictions as to the receipt of dividends from these subsidiaries. These subsidiaries have undertaken to maintain certain financial ratios or a minimum level of net worth, which may have the indirect effect of restricting payment of dividends by these subsidiaries.

Item 5 General Description of Capital Structure

The authorized capital of the Corporation consists of (i) an unlimited number of preferred shares without nominal or par value issuable in series (the "Preferred Shares"), of which 12,000,000 have been designated as the Series 2 Preferred Shares, 12,000,000 have been designated as the Series 3 Preferred Shares and 9,400,000 have been designated as the Series 4 Preferred Shares, (ii) 1,892,000,000 Class A Shares, and (iii) 1,892,000,000 Class B Subordinate Voting Shares. As at January 31, 2006, the Corporation had outstanding 2,597,907 Series 2 Preferred Shares, 9,402,093 Series 3 Preferred Shares, 9,400,000 Series 4 Preferred Shares, 342,000,010 Class A Shares and 1,408,466,958 Class B Subordinate Voting Shares.

The Class B Subordinate Voting Shares are restricted securities (within the meaning of the relevant Canadian regulations respecting securities) in that they do not carry equal voting rights. In the aggregate, all of the voting rights associated with the Class B Subordinate Voting Shares represented, as at January 31, 2006, 30.95% of the voting rights attached to all of the Corporation's issued and outstanding voting securities.

Class A Shares and Class B Subordinate Voting Shares

Subordination and Voting Rights

The Class A Shares and the Class B Subordinate Voting Shares rank after the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation. Each Class A Share entitles the holder thereof to 10 votes and each Class B Subordinate Voting Share entitles the holder thereof to one vote.

Dividends and Liquidation

The holders of Class B Subordinate Voting Shares are entitled to receive, in each fiscal year, if declared by the Board of Directors, a non-cumulative dividend at the rate of CAN$0.0015625 per share per annum and after payment or setting aside for payment of said dividend, the holders of Class A Shares and the holders of Class B Subordinate Voting Shares will be entitled, share for share, to any additional dividend which may be declared by the Board of Directors in such fiscal year in respect of the Class A Shares and Class B Subordinate Voting Shares.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of Class A Shares and the holders of Class B Subordinate Voting Shares will be entitled, share for share, to receive on a *pro rata* basis all of the assets of the Corporation remaining after payment of all of the liabilities, subject to the preferential rights attaching to any shares ranking prior to the Class A Shares and Class B Subordinate Voting Shares.

Conversion Privilege

Each Class A Share is convertible at any time by the holder thereof into one fully paid and non-assessable Class B Subordinate Voting Share. Each Class B Subordinate Voting Share is convertible by the holder thereof into one fully paid and non-assessable Class A Share at any time upon and after the occurrence of either one of the following events: (i) if an offer (as defined) is made to the holders of Class A Shares to acquire Class A Shares and such offer is accepted by the majority shareholder of the Corporation, namely, the Bombardier Family; or (ii) if such majority shareholder of the Corporation ceases to hold more than 50% of the outstanding Class A Shares.

Except for the rights, privileges, restrictions and conditions attaching to the Class A Shares and Class B Subordinate Voting Shares as described above, the Class A Shares and the Class B Subordinate Voting Shares have the same rights, are equal in all respects and will be treated by the Corporation as if they were shares of the same class.

The Class A Shares and the Class B Subordinate Voting Shares were the subject of a two-for-one stock split in July 2000, 1998 and 1995.

Preferred Shares as a Class

Issuable in Series

The Preferred Shares are issuable in series, each series consisting of such number of shares and having such provisions as may be determined by the Board of Directors prior to the issue thereof.

Priority

The Preferred Shares of each series will rank equally with the Preferred Shares of all other series and will rank ahead of the Class A Shares and the Class B Subordinate Voting Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation.

Dividends

The holders of Preferred Shares are entitled to receive preferential dividends in such amounts and at such intervals as may be determined by the Board of Directors in respect of each series prior to the issue thereof.

Voting Rights

The holders of Preferred Shares do not have the right to receive notice of, attend, or vote at, any meeting of shareholders except to the extent otherwise provided in the Articles of the Corporation in respect of any series of Preferred Shares or when holders of Preferred Shares are entitled to vote as a class or as a series as set forth in the *Canada Business Corporations Act* or any successor statute, as amended from time to time (the "CBCA"). In connection with any matter requiring the approval of the Preferred Shares as a class, each holder is entitled to one vote for each dollar of the issue price of the Preferred Shares held. Holders of Preferred Shares have no pre-emptive rights.

Modifications

The class provisions of the Preferred Shares may be amended at any time with such approval as may be required by the CBCA. The CBCA currently provides that such approval may be given by at least two-thirds of the votes cast at a meeting of the holders of Preferred Shares. The Articles of the Corporation provide, in respect of meetings of holders of Preferred Shares, that a quorum is constituted by the holders of such number of Preferred Shares carrying at least 25% of the voting rights attached to all the outstanding Preferred Shares; however, at any adjourned meeting in the event of a failure to meet the quorum requirement, the quorum will be constituted by the persons present at such adjourned meeting, irrespective of the percentage of outstanding Preferred Shares held by such persons.

Series 2 Preferred Shares

The Series 2 Preferred Shares are non-voting, redeemable at the Corporation's option at CAN$25.50 per share (together with accrued and unpaid dividends), convertible on a one-for-one basis on August 1, 2007 and on August 1 of every fifth year thereafter into Series 3 Preferred Shares. Fourteen days preceding a conversion date, if the Corporation determines after having taken into account all shares tendered for conversion by holders that there would be less than 1,000,000 outstanding Series 2 Preferred Shares, such remaining number shall be automatically converted into an equal number of Series 3 Preferred Shares. Additionally, if the Corporation determines that at such time, there would be less than 1,000,000 outstanding Series 3 Preferred Shares, then no Series 2 Preferred Shares may be converted. Since August 1, 2002, floating adjustable cumulative preferential cash dividends are payable monthly, if declared, with the annual floating dividend rate equal to 80% of the Canadian prime rate. The dividend rate will float in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% of the prime rate if the trading price of the Series 2 Preferred Shares is less than CAN$24.90 per share or more than CAN$25.10 per share.

Series 3 Preferred Shares

The Series 3 Preferred Shares are non-voting, redeemable at the Corporation's option at CAN$25.00 per share (together with accrued and unpaid dividends) on August 1, 2007 and on August 1 of every fifth year thereafter, convertible on a one-for-one basis at the option of the holder on August 1, 2007 and on August 1 of every fifth year thereafter into Series 2 Preferred Shares. Fourteen days preceding a conversion date, if the Corporation determines after having taken into account all shares tendered for conversion by holders that there would be less than 1,000,000 outstanding Series 3 Preferred Shares, such remaining number shall be automatically converted into an equal number of Series 2 Preferred Shares. Additionally, if the Corporation determines that at such time there would be less than 1,000,000 outstanding Series 2 Preferred Shares, then no Series 3 Preferred Shares may be converted. The Series 3 Preferred Shares carry an annual dividend rate of 5.476% for the initial five-year period from August 1, 2002 to and including July 31, 2007, payable quarterly, if declared. The quarterly dividend rate will be fixed by the Corporation at least 45 days and not more than 60 days before each subsequent five-year dividend period. Each five-year fixed dividend rate selected by the Corporation shall not be less than 80% of the Government of Canada bond yield as defined in the Articles of Amendment creating the Series 3 Preferred Shares.

Series 4 Preferred Shares

The 6.25% Series 4 Preferred Shares are entitled to fixed, cumulative, preferential cash dividends, if, as and when declared by the Board of Directors, at a rate equal to CAN$1.5625 per share per annum. Dividends are payable quarterly on the last day of July, October, January and April each year at a rate of CAN$0.3906 per share per quarter. The Series 4 Preferred Shares, which are non-voting, will not be redeemable prior to March 31, 2007. On and after March 31, 2007, the Corporation may, subject to certain provisions, on not less than 30 nor more than 60 days' notice, redeem for cash the Series 4 Preferred Shares in whole or in part, at the Corporation's option, at CAN$26.00 per share if redeemed prior to March 31, 2008, CAN$25.75 if redeemed thereafter and prior to March 31, 2009, CAN$25.50 if redeemed thereafter and prior to March 31, 2010, CAN$25.25 if redeemed thereafter and prior to March 31, 2011 and CAN$25.00 if redeemed on or after March 31, 2011, in each case together with all declared and unpaid dividends to the date of redemption. Alternatively, on and after March 31, 2007, the Corporation may, on not less than 30 nor more than 60 days' notice, subject to stock exchange approvals, convert all or any of the Series 4 Preferred Shares into fully paid and non-assessable Class B Subordinate Voting Shares of the Corporation. The number of Class B Subordinate Voting Shares of the Corporation into which each Series 4 Preferred Share may be so converted will be determined by dividing the applicable redemption price per Series 4 Preferred Shares together with all declared and unpaid dividends at the date of conversion by the greater of CAN$2.00 and 95% of the weighted average trading price of such Class B Subordinate Voting Shares on the TSX for the period of 20 consecutive trading days which ends on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day. The Corporation may, at its option, at any time grant the holders of Series 4 Preferred Shares the right, but not the obligation, to convert their shares upon notice into a further series of Preferred Shares.

Security Ratings

As of January 31, 2006, the Corporation had received BB and Pfd-4 ratings from Dominion Bond Rating Service Limited ("DBRS") for its senior debentures and preferred shares, respectively. The Corporation has received a BB rating for its corporate credit from Standard & Poor's ("S&P"). The Corporation's debt securities have also been rated Ba2 by Moody's Investors Service ("Moodys") and BB by Fitch Ratings ("Fitch"). Fitch and S&P have also rated the preferred shares of the Corporation respectively as a B+ and P4. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuance of securities.

DBRS rates (i) long term debt by rating categories ranging from a high of AAA to a low of D, and (ii) preferred shares by rating categories ranging from Pfd-1 (high) to a low of D. Similarly, S&P ratings range from a high of AAA to a low of D, Moodys ratings range from a high of Aaa to a low of C, and Fitch's ratings range from a high of AAA to a low of D.

The credit ratings accorded by DBRS, S&P, Moody and Fitch are not recommendations to purchase, hold or sell the securities. There is no assurance that the ratings will remain in effect for any given period of time or that the rating will not be revised or withdrawn entirely by DBRS, S&P, Moodys and Fitch in the future if it is in their judgement that circumstances so warrant.

Item 6 Market for the Securities of the Corporation

The Corporation's Class A Shares, Class B Subordinate Voting Shares, Series 2 Preferred Shares, Series 3 Preferred Shares and Series 4 Preferred Shares are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbols "BBD.MV.A", "BBD.SV.B", "BBD.PR.B", "BBD.PR.D" and "BBD.PR.C", respectively.

The "MV" and "SV" stock symbol extension program introduced in 2004 to indicate unique voting structures will be gradually discontinued by TSX Group's equity exchanges starting in early 2006. The implementation date for Bombardier's symbols' change will be effective as of June 5, 2006. Therefore, as a result of this decision, the symbols "BBD.MV.A" and "BBD.SV.B" will then revert back to BBD.A and BBD.B.

Trading Prices and Volumes

The following table sets forth the reported high and low sale prices in Canadian dollars and the cumulative volume of trading of each of the Corporation's securities listed for trading on the TSX for the periods indicated:

MONTH		Class A Shares "BBD.MV.A"	Class B Subordinate Voting Shares "BBD.SV.B"	Series 2 Preferred Shares "BBD.PR.B"	Series 3 Preferred Shares "BBD.PR.D"	Series 4 Preferred Shares "BBD.PR.C"
	High	$3.13	$3.13	$15.98	$16.00	$18.99
January 2006	Low	$2.75	$2.74	$14.53	$15.26	$17.56
	Volume	1,106,874	92,717,846	98,717	195,990	192,065
	High	$2.95	$2.96	$15.60	$15.74	$18.89
December 2005	Low	$2.34	$2.34	$13.75	$14.51	$17.06
	Volume	1,234,588	117,597,565	143,737	225,095	332,141
	High	$2.80	$2.79	$16.06	$16.45	$19.30
November 2005	Low	$2.35	$2.34	$14.95	$15.32	$18.25
	Volume	982,988	94,631,948	78,770	132,715	193,552
	High	$2.96	$2.95	$16.99	$17.90	$20.95
October 2005	Low	$2.45	$2.44	$15.27	$15.75	$18.63
	Volume	989,820	97,131,459	50,872	134,068	156,599
	High	$3.32	$3.29	$18.00	$17.94	$20.95
September 2005	Low	$2.80	$2.85	$16.39	$17.09	$20.10
	Volume	1,041,053	130,408,353	57,637	174,432	128,710
	High	$3.69	$3.66	$18.59	$18.50	$21.08
August 2005	Low	$2.96	$2.99	$17.47	$17.51	$20.50
	Volume	1,400,466	152,263,106	40,413	226,359	361,239
	High	$3.43	$3.39	$18.51	$18.80	$21.20
July 2005	Low	$2.61	$2.56	$17.11	$18.05	$20.00
	Volume	1,446,383	161,594,340	78,595	173,654	236,093
	High	$2.88	$2.75	$18.25	$19.15	$21.50
June 2005	Low	$2.57	$2.46	$16.00	$15.90	$18.99
	Volume	822,142	66,674,511	121,296	539,534	349,133
	High	$2.81	$2.70	$15.89	$16.33	$19.47
May 2005	Low	$2.52	$2.41	$14.65	$15.56	$18.11
	Volume	511,774	100,213,439	44,401	308,584	244,917
	High	$2.98	$2.75	$15.95	$16.85	$20.26
April 2005	Low	$2.46	$2.28	$15.00	$15.75	$18.65
	Volume	919,219	182,369,201	28,114	786,285	1,985,439
	High	$3.30	$3.10	$16.99	$17.25	$20.95
March 2005	Low	$2.83	$2.62	$15.00	$16.10	$19.67
	Volume	1,256,719	138,020,740	90,357	318,913	340,932
	High	$2.98	$2.81	$16.85	$16.30	$20.08
February 2005	Low	$2.67	$2.47	$14.46	$15.20	$19.00
	Volume	965,881	91,727,841	85,159	457,061	241,262

Item 7 Directors and Executive Officers

The names of the directors and executive officers of the Corporation, their municipality of residence, the positions held by them within the Corporation, the principal occupations of the directors, the period during which each director has exercised his or her mandate, as well as the number of Class A Shares, Class B Subordinate Voting Shares or Deferred Stock Units, as the case may be, of the Corporation that the directors, as at March 31, 2006, or as at January 31, 2006 for Director Deferred Stock Units (DDSUs), owned beneficially or over which they exercised control or direction, are indicated below. No Series 2 Preferred Shares, Series 3 Preferred Shares or Series 4 Preferred Shares are held by any director.

Directors

Name, Municipality of Residence, Principal Occupation(s) and Position(s) held within the Corporation	Period of service as a director	Class A Shares[1]	Class B Subordinate Voting Shares[1]	Director Deferred Stock Units[2]
LAURENT BEAUDOIN, C.C., FCA Westmount, Québec Chairman of the Board and Chief Executive Officer of the Corporation	1975 to date	9,626,951[3]	4,238,493[3]	—
PIERRE BEAUDOIN Westmount, Québec Executive Vice President of the Corporation and President and Chief Operating Officer of Bombardier Aerospace	2004 to date	512,859	1,312	—
ANDRÉ BÉRARD[a][b][c] Montréal, Québec Corporate Director	2004 to date	—	5,000	69,050
J.R. ANDRÉ BOMBARDIER Montréal, Québec Vice Chairman of the Corporation	1975 to date	[4]	265,774	—
JANINE BOMBARDIER Westmount, Québec President and Governor, J. Armand Bombardier Foundation, charitable organization	1984 to date	[5]	40,001	80,709
L. DENIS DESAUTELS[a][c] Ottawa, Ontario Corporate Director	2003 to date	—	6,500	39,747
MICHAEL J. DURHAM[6][a][c] Dallas, Texas, U.S.A. Corporate Director	2005 to date	—	—	23,438
JEAN-LOUIS FONTAINE Westmount, Québec Vice Chairman of the Corporation	1975 to date	4,097,472[7]	6,466	—
DANIEL JOHNSON[8] [a][c][d] Montréal, Québec Counsel, McCarthy Tétrault, LLP Barristers and Solicitors	1999 to date	—	1,200	70,307
JEAN C. MONTY [9][b][d] Montréal, Québec Corporate Director	1998 to date	25,000	175,000	111,762
ANDRÉ NAVARRI Paris, France Executive Vice President of the Corporation and President of Bombardier Transportation	2004 to date	—	50,000	—

Name, Municipality of Residence, Principal Occupation(s) and Position(s) held within the Corporation	Period of service as a director	Class A Shares(1)	Class B Subordinate Voting Shares(1)	Director Deferred Stock Units(2)
JAMES E. PERRELLA(b)(d) Jupiter, Florida, U.S.A. Retired Chairman and Chief Executive Officer, Ingersoll-Rand Company, diversified industrial company and component manufacturer	1999 to date	—	10,000	149,729
CARLOS E. REPRESAS(b)(c) Mexico City, Mexico Chairman of the Board, Nestlé Group México	2004 to date	—	—	40,465
FEDERICO SADA G.(10)(d) Garza, Garcia, Mexico President and Chief Executive Officer Vitro, S.A. de C.V., glass producing company	2003 to date	—	—	68,585
HEINRICH WEISS(a) Düsseldorf, Germany Chairman and Chief Executive Officer SMS GmbH	2005 to date	—	—	36,831

(1) Number of shares held is given as at March 31, 2006.

(2) Number of Director Deferred Stock Units (DDSUs) is given as at January 31, 2006 as the number of DDSUs under the Director Deferred Stock Unit Plan is calculated and reported as at the end of the Corporation's fiscal year(s) and quarterly period(s).

(3) Mrs. Claire Bombardier Beaudoin, wife of Mr. Laurent Beaudoin, exercises, through holding corporations which she controls (either directly or in concert with Mr. J.R. André Bombardier, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,123,490 Class A Shares and 812,500 Class B shares.

(4) Mr. J.R. André Bombardier exercises, through holding corporations which he controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mrs. Janine Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 65,401,042 Class A Shares.

(5) Mrs. Janine Bombardier exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Huguette Bombardier Fontaine), control or direction over 61,973,490 Class A Shares.

(6) Mr. Durham was a member of the Board of Fairchild Dornier GmbH until April 2002, approximately two months prior to the date on which the insolvency procedures over the estate of Fairchild Dornier GmbH were opened in Germany.

(7) Mrs. Huguette Bombardier Fontaine, wife of Mr. Jean-Louis Fontaine, exercises, through holding corporations which she controls (either directly or in concert with Mrs. Claire Bombardier Beaudoin, Mr. J.R. André Bombardier and Mrs. Janine Bombardier), control or direction over 60,701,887 Class A Shares.

(8) Mr. Johnson was a director and Chairman of the Board of Geneka Biotechnologie Inc. until March 7, 2003, approximately two months prior to the date on which this corporation was deemed to have made an assignment in bankruptcy.

(9) Mr. Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date on which Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

(10) Mr. Sada was the non-executive Chairman and a director of Anchor Glass Container Corporation in the United States when it filed for protection under Chapter 11 of the U.S. Bankruptcy Code on September 13, 1996.

(a) Member of the Audit Committee.

(b) Member of the Human Resources and Compensation Committee.

(c) Member of the Retirement Pension Oversight Committee.

(d) Member of the Corporate Governance and Nominating Committee.

Each director remains in office until the following annual shareholders' meeting or until the election of his/her successor, unless he/she resigns or his/her office becomes vacant as a result of his/her death, removal or any other cause.

Executive Officers who are not Directors

Name and Municipality of Residence	Position held within the Corporation
Pierre Alary Montréal, Québec	Senior Vice President and Chief Financial Officer
Richard C. Bradeen Montréal, Québec	Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment
Roger Carle Town of Mount-Royal, Québec	Corporate Secretary
Daniel Desjardins Montréal, Québec	Senior Vice President, General Counsel and Assistant Secretary
François Lemarchand Montréal, Québec	Senior Vice President and Treasurer
Carroll L'Italien Westmount, Québec	Senior Vice President
John Paul Macdonald Longueuil, Québec	Senior Vice President, Public Affairs
Marie-Claire Simoneau Montréal, Québec	Executive Assistant to the Chairman of the Board

As at March 31, 2006, the directors of the Corporation (other than Mrs. Janine Bombardier and Mr. J.R. André Bombardier) and the executive officers of the Corporation, as a group, owned beneficially, directly or indirectly, 14,279,302 Class A Shares and 5,005,411 Class B Subordinate Voting Shares, representing 4.48% and 0.35% , respectively, of the outstanding shares of each such class.

The directors and executive officers of the Corporation who have not occupied their current principal occupations for more than five years have had the following principal occupations during the last five years, except that where a director or executive officer has held more than one position in the same company or an affiliate of such company, only the date of his/her appointment to his current position is indicated:

- Pierre Alary has been Senior Vice President and Chief Financial Officer since June 9, 2003, after having assumed such position on an interim basis on February 12, 2003; previously, he was Vice President Finance of Bombardier since November 1, 2002; from August 17, 1998 to October 31, 2002, he was Vice President, Finance of Bombardier Transportation.
- Laurent Beaudoin has been Chairman of the Board and Chief Executive Officer since December 13, 2004 heading the Office of the President, whose members also include Pierre Beaudoin, President and Chief Operating Officer of Bombardier Aerospace and Executive Vice President of Bombardier, and André Navarri, President of Bombardier Transportation and Executive Vice President of Bombardier; prior to that, he was Executive Chairman of the Board since June 10, 2003 and, before that, Chairman of the Board and of the Executive Committee since February 1, 1999.
- Pierre Beaudoin has been Executive Vice President of Bombardier and, together with André Navarri, a member of the Office of the President, headed by Laurent Beaudoin since December 13, 2004; he has also served as President and Chief Operating Officer of Bombardier Aerospace since October 16, 2001; prior to that, he was President, Business Aircraft, Bombardier Aerospace since February 1, 2001; before that, he was President and Chief Operating Officer of Bombardier Recreational Products from April 1996 to January 2001.
- André Bérard was Chairman of the Board of National Bank of Canada from 2002 to 2004 after having been Chairman of the Board and Chief Executive Officer from 1990 to 2002.

- Richard C. Bradeen has been Senior Vice President, Strategy and Corporate Audit Services and Risk Assessment since January 20, 2005; prior to that date, he was Senior Vice President, Corporate Audit Services and Risk Assessment since October 1, 2003, after having acted, on an interim basis, as Vice President, Corporate Audit Services and Risk Assessment since November 25, 2002; he was also Vice President, Special Projects, responsible for Amphibious Aircraft Division, Structured Finance and Military Aviation Training Service from April 8, 2002 to January 20, 2005; prior to that date, he was Vice President, Corporate Audit Services and Risk Assessment of the Corporation since February 1, 2001; prior to that date, he was Vice-President, Acquisitions and Strategic Alliances of the Corporation since February 1, 1999.
- L. Denis Desautels has been acting as a Corporate Director since October 1, 2002; before that date he was Auditor General of Canada from April 1, 1991 until March 31, 2001.
- Daniel Desjardins has been Senior Vice President, General Counsel and Assistant Secretary of the Corporation since October 1, 2003; prior to that date, he served as Vice President, Legal Services and Assistant Secretary since April 6, 1998.
- Michael J. Durham was with AMR Corporation for 20 years. He worked at American Airlines for the first 17 years, notably as Senior Vice President, Finance and Chief Financial Officer, then for three years as President and Chief Executive Officer of Sabre Inc., a NYSE-listed company providing information technology services to the travel industry.
- François Lemarchand has been Senior Vice President and Treasurer of the Corporation since October 1, 2003; prior to that date, he was Vice President and Treasurer of the Corporation since October 1, 1996.
- John Paul Macdonald has been Senior Vice President, Public Affairs of Bombardier since January 20, 2005, while continuing to act as Vice President, Communications of Bombardier Aerospace since 2002; from 1999 to 2002, he was Vice President, Corporate Affairs of Molson Inc.
- Jean C. Monty has been acting as corporate director since April 2002; before that date, he had been Chairman and Chief Executive Officer of BCE Inc., a telecommunications company, since April 26, 2000, after having been President and Chief Executive Officer of BCE Inc. since May 6, 1998 and previously President and Chief Operating Officer of BCE Inc. from October 1, 1997 to May 6, 1998; he had also been Chairman and Chief Executive Officer of Bell Canada since February 28, 1998.
- André Navarri has been Executive Vice President of Bombardier and, together with Pierre Beaudoin, a member of the Office of the President headed by Laurent Beaudoin since December 13, 2004; he has also served as President of Bombardier Transportation since February 22, 2004; prior to that date, he was President – Operations of Alcatel, a worldwide supplier of telecom equipment from September 2001 to December 2002; from May 1999 to May 2000, he served as Chief Operating Officer, then from May 2000 to March 2001 Chairman and Chief Executive Officer of Valeo, a worldwide automotive component maker.

Item 8 Legal Proceedings

The Corporation is a defendant in certain legal proceedings currently pending before various courts in relation to product liability and contract disputes with customers and other third parties.

The Corporation intends to vigorously defend its position in these proceedings. While management cannot predict the final outcome of legal proceedings that were pending as at January 31, 2006, based on information currently available, it believes that the resolution of these legal proceedings will not have a material adverse effect on its financial position.

On February 7, 2005, Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the United States district (i.e. federal) court of the Southern District of New York against the Corporation,

Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A due January 15, 2030. On April 15, 2005, the plaintiffs filed an amended complaint, such amendments include the inclusion of all open market purchasers of BCMSC's Senior/Subordinated Pass-Through Certificates, Series 1998-A, Series 1998-B, Series 1998-C, Series 1999-A, Series 1999-B, Series 2000-A and Series 2000-B as part of the putative class. While it cannot predict the outcome of any legal proceedings, based on information currently available, the Corporation believes that it has strong defences to such proceedings and it intends to vigorously defend its position.

Item 9 Transfer Agent and Registrar

The registrar and transfer agent for each class of the Corporation's publicly listed securities is Computershare Investor Services Inc. at its principal office in each of the Canadian cities of Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver.

Item 10 Material Contracts

Since February 1, 2005, the Corporation has entered into the contract described below outside the ordinary course of business that is material to it or its businesses and that remains (or that contains various provisions that remain) in effect.

On April 18, 2005, the Corporation announced an agreement to sell Bombardier Capital's Inventory Finance Division to GE Commercial Finance, which resulted in cash proceeds of approximately $1.3 billion, approximately $700 million after repayment by Bombardier Capital of its private bank-sponsored securitized floorplan conduits not transferred to GE Commercial Finance, and subject to customary adjustments. As a result, Bombardier Capital Inc. and Bombardier Capital Ltd. respectively entered into Asset Purchase Agreements with GE Commercial Distribution Finance Corporation and GE Commercial Distribution Finance Canada, respectively, for the sale of such Division. Bombardier Capital's inventory financing business was comprised of trade receivables in the marine, recreational products, recreational vehicles and manufactured housing industries. GE Commercial Finance also assumed after closing the future servicing obligations of Bombardier Capital under public securitizations.

Item 11 Interest of Experts

Ernst & Young LLP is the external auditor who prepared the Auditors' Reports to the Shareholders of Bombardier Inc. under Canadian generally accepted auditing standards. Ernst & Young LLP has confirmed to the Corporation that it is independent within the meaning of the Rules of Professional Conduct of the *Ordre des Comptables agréés du Québec.* These rules are equivalent or similar to Rules of Professional Conduct applicable to chartered accountants in the other provinces of Canada.

Item 12 Audit Committee Disclosure

Multilateral Instrument 52-110 — *Audit Committees* (including Form 52-110F1 — *Audit Committee Information Required in an AIF*) requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of their audit committees, as well as all fees paid to external auditors. The charter of the Corporation's audit committee is attached as Schedule "C" to the Corporation's Management Proxy Circular dated April 13, 2006 for its annual meeting of shareholders to be held on May 30, 2006, and the other required disclosure regarding the audit committee referred to above is set out at pages 12 and 13 of such Management Proxy Circular. Schedule "C" to the Corporation's Management Proxy Circular and pages 36 to 39 thereof are incorporated by reference into this Annual Information Form.

Item 13 Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation's Management Proxy Circular dated April 13, 2006 prepared in respect of its annual meeting of shareholders to be held on May 30, 2006. Additional financial information is provided in the Corporation's financial statements and Management Discussion & Analysis for its most recently completed financial year. All information incorporated by reference into this Annual Information Form is contained or included in one of the Corporation's continuous disclosure documents filed with the Canadian securities regulatory authorities which may be viewed on SEDAR at www.sedar.com. Where a section of this Annual Information Form incorporates by reference information from one of the Corporation's other continuous disclosure documents, such section makes specific reference to the document in which such information is originally contained or included, as well as to the relevant page and/or section.

Item 14 Forward-Looking Statements

This Annual Information Form includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require the Corporation to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this Annual Information Form, please refer to the respective sections of the Corporation's aerospace segment and the Corporation's transportation segment in the Management's Discussion and Analysis on the Corporation's Web site at www.bombardier.com.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, legal risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risk and environmental risk), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). For more information on these factors, please see the heading entitled "Risks and Uncertainties" in the Management's Discussion and Analysis on the Corporation's Web site at www.bombardier.com. Investors and others are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this Annual Information Form and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SCHEDULE A

LIST OF TRADEMARKS OF BOMBARDIER INC. AND ITS SUBSIDIARIES USED IN THE ANNUAL INFORMATION FORM

- Bombardier
- Bombardier 415
- Bombardier Global 5000
- Challenger
- Challenger 300
- Challenger 604
- Challenger 605
- Challenger 850
- Challenger 870
- CRJ
- CRJ200
- CRJ700
- CRJ705
- CRJ900
- CSeries
- Flexjet
- Global Express
- Global Express XRS
- Learjet
- Learjet 40
- Learjet 40XR
- Learjet 45
- Learjet 45XR
- Learjet 60
- Q-Series
- Q200
- Q300
- Q400
- Skyjet
- Skyjet International
- Smart Parts